Exhibit 99.1

Diamba Sud Gold Project,

Kédougou Region, Senegal

Technical Report,

Effective Date: October 15, 2025

Prepared for Fortuna Mining Corp.

Prepared by

Eric Chapman

Senior Vice President of Technical Services - Fortuna Mining Corp.

Paul Weedon

Senior Vice President of Exploration - Fortuna Mining Corp.

Raul Espinoza

Director of Technical Services - Fortuna Mining Corp.

Mathieu Veillette

Director, Geotechnical, Tailings and Water - Fortuna Mining Corp.

Leendert (Leon) Lorenzen

Senior Principal Consultant (Process) - Lorenzen Consultants Pty Ltd

Suite 820, 1111 Melville Street, Vancouver, BC, V6E 3V6. Tel: (604) 484 4085

Diamba Sud Gold Project, Kédougou Region, Senegal Technical Report

Forward- Looking Statements

This Technical Report contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information (collectively, “Forward-looking Information”). Forward-looking Information in this Technical Report includes, but is not limited to, statements regarding: the Company’s plans and expectations for the Diamba Sud Project, including the estimattion of mineral resources the estimation of future mineral resources at the project; the Company’s ability to convert existing mineral resources into categories of higher geological confidence or mineral reserves; the projected yearly gold production profile, all-in sustaining costs (“AISC”), mill throughput and average grades; future plans for exploration drilling; the projected economics of the project, including total gold sales, margins, taxes, average annual production, the net present value of the project, the internal rate of return on the project, project payback period, average yearly free cash flow, life of mine unit costs, projected mine life, the total initial capital and sustaining capital required; estimated operating costs; the project design, including the location of the tailings management facility, process plant, water storage dam, infrastructure area, stockpile areas, camp; and the proposed open pit mine plans; the plans for completing the early works program; the project development timeline to production including the Company’s work relating to its environmental impact assessment statement and obtaining the permit, the permitting of future phases of the project, the timing of the completion of future studies including a feasibility study, obtaining an exploitation permit for the project, other permitting approvals including an environmental permit, and the development and construction of a mine and production at the project, including the constructing of a series of open pit mines; the timing of and future prospects for exploration and any expansion of the project, including upside associated with the project and the Company’s adjacent permits; the potential for expanding the initial mineral resource and the potential for identifying additional mineralization in areas of intercepts and conceptual areas for extension and expansion; potential recovery rates or processing techniques; the potential for a hybrid solar power plant; ongoing studies to optimize the mine design and enhance operational efficiency; the possibility of reducing capital and operating costs through engineering and optimization studies; potential to enhance socio-economic impacts of the Project; and opportunities to reduce the impact of the operations on the environment.

Often, but not always, these forward-looking statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “shall”, “could”, “should” or “would” occur or be achieved and similar expressions, including negative variations.

The material factors or assumptions regarding Forward-looking Information contained in this Technical Report are discussed in this report, where applicable. Forward-looking Information is subject to known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Relevant risks and other factors include,

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without limitation: the estimation of Mineral Resources, the realization of resource estimates and mine plan, any potential upgrades of existing resource estimates, gold metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs; fluctuations in foreign exchange or interest rates; the possibility of material increases in costs and inflation and effects of same on the supply chain which could impact capital and operating costs; extended procurement and delivery times for key mechanical and power generation equipment may lead to delays; the ability to obtain qualified staff the availability of necessary financing and materials to continue to explore and develop the Company’s properties in the short and long-term, the progress of exploration and development activities; dependence of operations on construction and maintenance of infrastructure; the receipt of necessary regulatory approvals, the Company’s ability to maintain existing or obtain all necessary permits, licenses and regulatory approvals, including an exploitation permit and environmental permit, in a timely manner or at all; changes in laws, regulations and government practices, including environmental, tax, export and import laws and regulations; that the evolution of local content laws in Senegal which may affect contracting and recruitment; legal restrictions relating to mining; that the percentage of the taxes, royalties payable to the State and the contributions to the community development fund are consistent with the provisions of Boya’s Mining Convention; the viability, economically and otherwise of developing the Diamba Sud Project; economic and politicial risks associated with operating in foreign countries, including emerging country risks, exchange controls, and corruption; political developments in Senegal being consistent with Fortuna’s expectations; and risks relating to expropriation; increased competition in the mining industry and assumptions with respect to currency fluctuations, environmental risks including risks related to climate change; risks related to artisanal mining on the Project title disputes or claims, and other similar matters; the risk that the State of Senegal may elect to purchase up to an additional 25% interest in Boya SA at a “fair price” determined through an independent valuation upon the granting of the exploitation permit as is permissible under Senegalese mining legislation; uncertainties and hazards associated with gold exploration, development and mining, including but not limited to environmental hazards, accidents, operational stoppages, and other factors as described in the section 'Risk Factors' in Fortuna’s current Annual Information Form for the year ended December 31, 2024. Readers are cautioned that the foregoing factors are not exhaustive. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in these Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Information is designed to help readers understand views as of that time with respect to future events and speaks only as of the date it is made. All the Forward-looking Information in this Technical Report is qualified by these cautionary statements. Except as required by applicable law, Fortuna and the Qualified Persons who authored this Technical Report assume no obligation to update publicly or otherwise revise any

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Forward-looking Information in this Technical Report, whether because of new information or future events or otherwise.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding the Diamba Sud Project included in this Technical Report was prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Cautionary Note Regarding Non-IFRS Measures

This Technical Report includes certain terms or performance measures and ratios commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including earnings before interest, tax, depreciation and amortization (“EBITDA”), cash costs and AISC per payable ounce of gold sold. Non-IFRS measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures employed by other companies. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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Contents

1	Summary			20
	1.1	Introduction		20
	1.2	Property Description, Location and Access		20
	1.3	Mineral Tenure, Surface Rights and Royalties		21
	1.4	History		21
	1.5	Geology and Mineralization		22
	1.6	Exploration, Drilling and Sampling		23
	1.7	Data Verification		27
	1.8	Mineral Processing and Metallurgical Testing		27
	1.9	Mineral Resources		29
	1.10	Mineral Reserves		30
	1.11	Mining methods		30
	1.12	Processing and Recovery Methods		31
	1.13	Project infrastructure		32
	1.14	Market Studies and Contracts		32
	1.15	Environmental Studies and Permitting		32
	1.16	Capital and Operating Costs		33
		1.16.1	Capital cost estimate	33
		1.16.2	Operating cost estimate	34
	1.17	Economic analysis		35
	1.18	Conclusions		37
	1.19	Risks and Opportunities		37
	1.20	Recommendations		38
		1.20.1	Exploration	38
		1.20.2	Geotechnical	39
		1.20.3	Water Management	39
		1.20.4	Metallurgical	40
		1.20.5	Environmental and Social	40
		1.20.6	Engineering Studies	40

2	Introduction			42
	2.1	Report Purpose		42
	2.2	Qualified Persons		43
	2.3	Scope of Personal Inspection		43
		2.3.1	Mr. Eric Chapman	43
		2.3.2	Mr. Paul Weedon	43
		2.3.3	Mr. Mathieu Veillette	43
	2.4	Effective Dates		44
	2.5	Previous Technical Reports		44
	2.6	Information Sources and References		44

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	2.7	Acronyms		44

3	Reliance on Other Experts			46

4	Property Description and Location			47
	4.1	Ownership		47
	4.2	Mineral Tenure and Surface Rights		47
		4.2.1	History of the Mining Code	47
		4.2.2	Permits	48
		4.2.3	Surface Rights	50
	4.3	Royalties		50
	4.4	Permitting		51
	4.5	Social and Environmental Considerations		51
	4.6	Comment on Section 4		51

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography			52
	5.1	Accessibility		52
	5.2	Climate		52
	5.3	Topography, Elevation and Vegetation		52
	5.4	Local Resources and Infrastructure		53
		5.4.1	Sources of Power and Water	53
		5.4.2	Consumables	53
		5.4.3	Labor	53
		5.4.4	Infrastructure	53
	5.5	Comment on Section 5		54

6	History			55
	6.1	Previous Owners and Results		55
		6.1.1	Anmercosa, 1993–1996	55
		6.1.2	Ashanti Goldfields, 1997–1998	55
		6.1.3	Iamgold, 1999–2014	55
		6.1.4	Boya Gold Pty Ltd 2015–2016	55
		6.1.5	Chesser Resources Ltd. 2017–2023	56
	6.2	Geophysics		56
	6.3	Other Work		57
	6.4	Production History		57

7	Geological Setting and Mineralization			58
	7.1	Regional Geology		58
	7.2	Local Geology		61
		7.2.1	Lithologies	61
		7.2.2	Tectonic Setting	62
		7.2.3	Alteration	63

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		7.2.4	Mineralization	63
	7.3	Deposit Geology		64
		7.3.1	Area A	66
		7.3.2	Area D	67
		7.3.3	Karakara	68
		7.3.4	Kassassoko	69
		7.3.5	Western Splay	70
		7.3.6	Moungoundi	70
		7.3.7	Southern Arc	71
	7.4	Comment on Section 7		72

8	Deposit Types			73
	8.1	Mineral Deposit Type		73
	8.2	Comment on Section 8		73

9	Exploration			74
	9.1	Historical Exploration Activities		74
	9.2	Exploration Activities Conducted by Fortuna		74
	9.3	Exploration Potential		75
		9.3.1	Bougouda	75
		9.3.2	Gamba Gamba North	75
		9.3.3	Other Prospects	76
	9.4	Comment on Section 9		76

10	Drilling			77
	10.1	Drilling Conducted by Chesser		77
		10.1.1	Auger Drilling	77
		10.1.2	RC and Core Drilling	78
	10.2	Drilling Conducted by Fortuna		80
	10.3	Drilling Used in the Estimation of Mineral Resources		82
	10.4	Drilling Since the Mineral Resource Database Cut-off Date		82
		10.4.1	Grade Control Drilling	89
	10.5	Extent of Drilling		89
	10.6	Drilling Techniques and Procedures		90
		10.6.1	Reverse Circulation Drilling	90
		10.6.2	Core Drilling	90
		10.6.3	Geological and Geotechnical Logging Procedures	90
		10.6.4	Photography	90
		10.6.5	Core Orientation	91
		10.6.6	Drill Core Recovery	91
		10.6.7	Collar Surveying	91
		10.6.8	Downhole Surveying	91
	10.7	Sample Length Versus True Thickness		91

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	10.8	Example of Drill Intercepts		91
	10.9	Comment on Section 10		92

11	Sample Preparation, Analyses, and Security			94
	11.1	Sample Preparation Prior to Dispatch of Samples		94
	11.2	Sample Collection		94
	11.3	Sample Dispatch		94
	11.4	Sample Preparation		94
	11.5	Analytical Methods		95
	11.6	Laboratory Accreditation		95
	11.7	Sample Security and Chain of Custody		95
	11.8	Bulk Density Determination		95
	11.9	Quality Assurance and Quality Control		96
		11.9.1	Database	96
		11.9.2	Certified Reference Materials	97
		11.9.3	Field Duplicates	97
		11.9.4	Blanks	97
		11.9.5	Twin holes	97
	11.10	Comment on Section 11		98

12	Data Verification			99
	12.1	Introduction		99
		12.1.1	Chesser	99
		12.1.2	Fortuna	99
	12.2	Database		99
	12.3	Collar and Downhole Surveys		100
	12.4	Geologic Logs and Assays		100
	12.5	Sample Type Comparison		100
	12.6	Mineral Resource Estimation		101
	12.7	Data Verification by Qualified Persons		101
		12.7.1	Mr. Eric Chapman	101
		12.7.2	Mr. Paul Weeden	102
		12.7.3	Mr. Raul Espinoza	102
		12.7.4	Mr. Mathieu Veillette	102
		12.7.5	Dr. Leon Lorenzen	103
	12.8	Comment on Section 12		103

13	Mineral Processing and Metallurgical Testing			105
	13.1	Introduction		105
	13.2	Sample Preparation		105
		13.2.1	Sample Selection and Identification	105
		13.2.2	Quantification of Minerals	109
	13.3	Comminution Testwork		112

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		13.3.1	Abrasion Index	112
		13.3.2	Crushing Index	112
		13.3.3	Ball Mill Work Index	113
		13.3.4	SMC Testwork	113
	13.4	Leach and Cyanidation Testwork		114
		13.4.1	Gravity Concentration	115
		13.4.2	Grind Size Optimization	116
		13.4.3	Effect of Lead Nitrate on Cyanidation	118
		13.4.4	Effect of Air on Cyanidation	119
		13.4.5	Carbon in Leach	120
		13.4.6	Effect of Cyanide Concentration on Cyanidation	120
		13.4.7	Effect of Solid Concentration on Cyanidation	122
		13.4.8	Bulk Leach Testwork	123
		13.4.9	Carbon Testwork	125
	13.5	Rheology		127
	13.6	Diagnostic Leach		128
	13.7	Testwork on Prospects		129
		13.7.1	Comminution Testwork	129
		13.7.2	Gold Leaching Testwork	129
		13.7.3	Gravity Leach Testing	129
	13.8	Metallurgical Variability		130
	13.9	Recovery Estimates		131
	13.10	Deleterious Elements		133
	13.11	Comments on Section 13		133

14	Mineral Resource Estimates			136
	14.1	Introduction		136
	14.2	Supplied Data, Data Transformations and Data Preparation		136
		14.2.1	Data Transformations	136
		14.2.2	Software	136
		14.2.3	Data Preparation	136
	14.3	Geological Interpretation and Domaining		136
		14.3.1	Probabilistic Grade Shells	136
		14.3.2	Statistical Analysis of Composites	137
	14.4	Exploratory Data Analysis		138
		14.4.1	Sub-Domaining	140
		14.4.2	Grade Capping	140
	14.5	Variogram Analysis		143
		14.5.1	Continuity Analysis	143
		14.5.2	Variogram Modeling	143
	14.6	Modeling and Estimation		145
		14.6.1	Block Size Selection	145

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		14.6.2	Block Model Parameters	145
		14.6.3	Sample Search Parameters	146
		14.6.4	Grade Interpolation	146
	14.7	Model Validation		146
		14.7.1	Visual Validation	147
		14.7.2	Global Estimation Validation	147
		14.7.3	Local Estimation Validation	147
		14.7.4	Mineral Resource Depletion	148
	14.8	Mineral Resource Classification		149
		14.8.1	Geological Continuity	149
		14.8.2	Data Density and Orientation	149
		14.8.3	Data Accuracy and Precision	149
		14.8.4	Spatial Grade Continuity	149
		14.8.5	Classification	150
	14.9	Mineral Resource Reporting		151
		14.9.1	Reasonable Prospects for Eventual Economic Extraction	151
		14.9.2	Mineral Resource Statement	151
		14.9.3	Comparison to Previous Estimate	153
	14.10	Comment on Section 14		153

15	Mineral Reserve Estimates			154

16	Mining Methods			155
	16.1	Overview		155
	16.2	Hydrogeology		155
	16.3	Mine Geotechnical		157
	16.4	Pit Optimizations		158
		16.4.1	Block Model	158
		16.4.2	Optimization Parameters	158
		16.4.3	Optimization Outcomes	161
	16.5	Mine Design		162
		16.5.1	Pit Design	162
		16.5.2	Pit Design Parameters	162
		16.5.3	Waste Rock Storage Facilities	164
	16.6	Mining Operations		165
		16.6.1	Drill and Blast, Excavate, Load and Haul	165
		16.6.2	Ancillary and Support Fleet	166
		16.6.3	Other Mining Infrastructure	166
		16.6.4	Equipment and Personnel Requirements	166
	16.7	Mining and Production Schedule		168
	16.8	Comments on Section 16		170

17	Recovery Methods			171

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	17.1	Processing Plant Design		171
	17.2	Processing Design Philosophy		172
	17.3	Process Plant Feed		173
	17.4	Comminution Circuit Design Basis		173
		17.4.1	Design Criteria	173
		17.4.2	Comminution Circuit Selection	174
	17.5	Process Plant Description		174
		17.5.1	Primary Crushing	174
		17.5.2	Grinding and Classification Circuit	175
		17.5.3	Pebble Crushing	176
		17.5.4	Gravity Recovery Circuit and Pre-leach Thickener	176
		17.5.5	Carbon in Leach Circuit	177
		17.5.6	Elution, Electrowinning and Smelting	177
		17.5.7	Tailings Disposal	178
	17.6	Reagents		179
		17.6.1	Lime	179
		17.6.2	Cyanide	179
		17.6.3	Caustic Soda/Sodium Hydroxide	179
		17.6.4	Hydrochloric Acid	180
		17.6.5	Activated Carbon	180
		17.6.6	Flocculant	181
		17.6.7	Balls and Liners	181
	17.7	Control Systems		181
	17.8	Electrical Reticulation		182
	17.9	Water Supply		184
	17.10	Comments on Section 17		184

18	Project Infrastructure			185
	18.1	Overview		185
	18.2	Roads		187
		18.2.1	Site Access Roads and Bypass Road	187
		18.2.2	Site Haul Roads	187
	18.3	Tailing Storage Facilities		187
	18.4	Sediment Management		189
	18.5	Water Storage Dam and Water Management		189
	18.6	Aerodrome		192
	18.7	Mining Contractor’s Infrastructure		193
	18.8	Administration and Plant Buildings		193
	18.9	Accommodations Camp		195
	18.10	Waste Rock Storage Facilities		195
	18.11	Stockpiles		195
	18.12	Power Generation		195

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	18.13	Fuel Supply		196
	18.14	Communications		196
	18.15	Plant Security		196
	18.16	Water Supply		197
	18.17	Comments on Section 18		197

19	Market Studies and Contracts			198
	19.1	Market Studies		198
	19.2	Commodity Pricing		198
	19.3	Contracts		198
	19.4	Comments on Section 19		198

20	Environmental Studies, Permitting and Social or Community Impact			200
	20.1	Base Line Studies		200
		20.1.1	Socio-Economic Environment	201
		20.1.2	Physical Environment	204
		20.1.3	Biological Environment	207
	20.2	Environmental Issues – Climate Change		211
		20.2.1	Physical Risks	211
	20.3	Permitting		212
	20.4	Tailings Storage Facilities		214
	20.5	Water Management		214
	20.6	Environmental Management and Monitoring		214
		20.6.1	Environmental and Social Management System	214
	20.7	Community Relations		216
		20.7.1	Stakeholder Engagement	216
		20.7.2	Social Investment	217
		20.7.3	Land Acquisition	217
		20.7.4	Artisanal Small-Scale Mining (ASM)	218
		20.7.5	Community Development Fund	219
	20.8	Mine Closure Plan		220
		20.8.1	National Framework	220
		20.8.2	Conceptual Closure Costs	220
	20.9	Comments on Section 20		221

21	Capital and Operating Costs			222
	21.1	Capital Cost Estimates		222
		21.1.1	Estimate Assumption and Clarifications	223
		21.1.2	Estimate Exclusions	224
		21.1.3	Capital Estimate	224
		21.1.4	Mine Development	228
		21.1.5	Mine Rehabilitation	228
	21.2	Operating Cost Estimates		228

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		21.2.1	Mine Operating Costs	230
		21.2.2	Operating Cost Exclusions	231
	21.3	Sustaining Capital Costs		231
		21.3.1	Mine Development	231
		21.3.2	Equipment and Infrastructure	231
		21.3.3	Mine Closure and Rehabilitation	231
	21.4	Comment on Section 21		231

22	Economic Analysis			233
	22.1	Methodology Used		233
	22.2	Assumptions		233
	22.3	Summary		234
	22.4	Forecast Production and Mill Feed		235
	22.5	Cost Estimates		236
		22.5.1	Capital and Operating Costs	236
		22.5.2	Closure and Salvage Value	236
		22.5.3	Working Capital	236
		22.5.4	All-in Sustaining Unit Cost Estimates	236
	22.6	Taxes and Royalties		237
		22.6.1	Government Royalty	237
		22.6.2	Social Fund	237
		22.6.3	Duties and Levies	237
		22.6.4	Value Added Tax	237
		22.6.5	Corporate Income Tax	238
		22.6.6	Withholding Taxes	238
	22.7	Government-Carried Interest		238
	22.8	Economic Results		239
	22.9	Sensitivity Analysis		241
	22.10	Comment on Section 22		243

23	Adjacent Properties			244

24	Other Relevant Data and Information			245

25	Interpretation and Conclusions			246
	25.1	Mineral Tenure, Surface Rights, Royalties and Agreements		246
	25.2	Geology and Mineralization		246
	25.3	Exploration, Drilling and Analytical Data Collection in Support of Mineral Resource Estimation		247
	25.4	Data Verification		247
	25.5	Metallurgical Testwork		247
	25.6	Mineral Resource Estimation		248
	25.7	Mine Plan		248

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	25.8	Recovery	249
	25.9	Infrastructure	249
	25.10	Markets and Contracts	249
	25.11	Environmental, Permitting and Social Considerations	250
	25.12	Capital and Operating Costs	250
	25.13	Economic Analysis	251
	25.14	Risks and Opportunities	251

26	Recommendations		253
	26.1	Overview	253
	26.2	Exploration	253
	26.3	Geotechnical	253
	26.4	Water Management	254
	26.5	Metallurgical	255
	26.6	Environmental and Social	255
	26.7	Engineering Studies	255

27	References		256

Certificates	258

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Tables

Table 1.1 Mineral Resources for the Diamba Sud Project	29
Table 1.2 Summary of Projected Major Capital Costs for the LOM	34
Table 1.3 Summary of Projected Major Sustaining Capital Costs for the LOM	34
Table 1.4 Life-of-Mine Operating Costs	35
Table 1.5 PEA Summary	35
Table 2.1 Acronyms	44
Table 4.1 Diamba Sud Permit Coordinates in Longitude and Latitude	50
Table 10.1 Reverse Circulation and Core Drilling Conducted by Chesser	79
Table 10.2 Reverse Circulation and Core Drilling Conducted by Fortuna	80
Table 10.3 Number of Holes and Meters Used in the Estimation by Deposit	82
Table 10.4 Intervals of Interest in Holes Drilled Post Data Cut-off Date	82
Table 10.5 Example of Typical Drill Results at the Diamba Sud Project	92
Table 11.1 Density Measurements by Lithology and Weathering Horizon	96
Table 12.1 Database Checklist Summary	99
Table 13.1 Samples taken for metallurgical testing	105
Table 13.2 Summary of XRD Analysis for Area D	110
Table 13.3 Summary of XRD Analysis for Area A and Karakara	111
Table 13.4 Bond Crushing Work Index Results	112
Table 13.5 SMC Results	113
Table 13.6 Gravity Recovery Results	115
Table 13.7 Grind Size Optimization Results	116
Table 13.8 CIL vs Leach Only Cyanidation	120
Table 13.9 Effect of Cyanide Concentration on Gold Recovery and Reagent Consumption after 24 hours	121
Table 13.10 Average Reagent Consumption after 24 hours at 1,000 ppm Cyanide Between Fresh and Oxide Mineralization	122
Table 13.11 Bulk Leach Testwork Summary	124
Table 13.12 Bulk Leach Testwork Summary - Variability Tests	124
Table 13.13 Carbon Concentrations and Loading	125
Table 13.14 Carbon Triple Contact Test Results	126
Table 13.15 Summary of Vane Yield Stress Test Results	127
Table 13.16 Summary of Bohlin Viscometry Testwork	128
Table 13.17 Diagnostic Leach Results	128
Table 13.18 Gold Recovery Formula	131
Table 13.19 Gold Recovery at Cutoff Grade and Overall Plant Performance	132
Table 13.20 Proposed Process Design Values Based on Testwork	134
Table 13.21 Proposed Comminution Model Inputs	134

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Table 14.1 Univariate Statistics of Au Composites for Each Deposit	138
Table 14.2 Top Cut Thresholds	141
Table 14.3 Variogram Model Parameters	143
Table 14.4 Block Model Parameters by Deposit	145
Table 14.5 Mineral Resources for the Diamba Sud Project	152
Table 16.1 Maximum Predicted Dewatering (average over one quarter)	156
Table 16.2 Geotechnical Slope Design Parameters for all Diamba Sud Pits	157
Table 16.3 Financial Parameters and Selling Costs Applied Inpit Optimization	158
Table 16.4 Mining Parameters Costs Applied Inpit Optimization	158
Table 16.5 Waste Load and Haul Costs in US$/t	159
Table 16.6 Mill Feed Material Load and Haul Costs in US$/t	160
Table 16.7 ROM Costs Applied in Pit Optimization	160
Table 16.8 Optimizations Results	161
Table 16.9 WRSF Capacities	165
Table 16.10 Drill and Blast Assumptions	165
Table 16.11 LOM Mining Equipment Requirements	166
Table 16.12 LOM Personnel Requirements	167
Table 16.13 Proposed Mining and Production Schedule	169
Table 17.1 Proposed LOM Feed Composition	173
Table 17.2 Fresh Mill Feed Material Comminution Characteristics	173
Table 18.1 Tailings Storage Facility Design Parameters	189
Table 18.2 Water Storage Dam Design Parameters	191
Table 20.1 Key Community Infrastructure	203
Table 20.2 Summary of Key Permits and Authorisations Required for the Diamba Sud Project	213
Table 20.3 Key Air Quality, Noise and Water Standards and Legal Requirements	214
Table 20.4 Summary of Closure Costs	221
Table 21.1 Summary of Projected Capital Costs	222
Table 21.2 Summary of Projected Major Capital Costs (US$M)	222
Table 21.3 Exchange Rates Used for Capital Cost Estimates	228
Table 21.4 Life-of-Mine Operating Costs	228
Table 21.5 Oxide Mill Feed Material Operating Cost Estimates	229
Table 21.6 Fresh Mill Feed Material Operating Cost Estimates	229
Table 21.7 Summary of projected major sustaining capital costs for the LOM	231
Table 22.1 Key Economic Assumptions	233
Table 22.2 Preliminary Economic Assessment Summary	234
Table 22.3 Estimate of Recovered Gold for Diamba Sud Project	236

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Table 22.4 Life of Mine All-in Sustaining Cost and All-in Cost	237
Table 22.5 PEA Cash Flow Estimate	240
Table 22.6 After-Tax NPV Sensitivity to Discount Rate and Gold Price ($M)	241
Table 22.7 After-Tax IRR Sensitivity to Gold Price	241
Table 22.8 After-Tax NPV5% Sensitivity to Capital Costs and Operating Costs ($M)	241

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Figures

Figure 2.1 Map Showing the Location of the Diamba Sud Project	42
Figure 4.1 The Diamba Sud Permit Boundary and Location in Eastern Senegal	49
Figure 6.1 Second Vertical Derivative, Total Magnetic Intensity (TMI) at the Diamba Sud Project	56
Figure 6.2 Magnetic Analytical Signal for the Diamba Sud Project	57
Figure 7.1 Regional Geological Map of the Leo–Man Shield and Kedougou–Kenieba Inlier, West Africa Craton	58
Figure 7.2 Geological Map of Diamba Sud DS1 Block Showing Deposits and Prospects	65
Figure 7.3 Schematic Cross-Section of Area A Looking North	66
Figure 7.4 Schematic Cross-Section of Area D Looking North	67
Figure 7.5 Schematic Cross-Section of Karakara Looking North	68
Figure 7.6 Schematic Cross-Section of Kassassoko Looking North	69
Figure 7.7 Schematic Cross-Section of Western Splay Looking North	70
Figure 7.8 Schematic Cross-Section of Moungoundi Looking North	71
Figure 7.9 Schematic Cross-Section of Southern Arc Looking Northeast	72
Figure 9.1 Fortuna Auger Sampling Results Across Portion of Northern Block of Daimba Sud Property	75
Figure 10.1 Contoured Auger Sampling Results Across the DS1 and DS2 Blocks of the Diamba Sud Project.	78
Figure 10.2 Location Map of RC and Core Drill Holes Completed by Chesser	79
Figure 10.3 Map Showing Location of RC and Core Drilling Conducted by Fortuna	81
Figure 13.1 Map Showing Location of Metallurgical Samples for Area A and Area D	107
Figure 13.2 Metallurgical Sample Location for Area A and Area D – Section C	108
Figure 13.3 Map Showing Location of Metallurgical Samples for Karakara	108
Figure 13.4 Metallurgical Sample Location for Karakara – Section B	109
Figure 13.5 Diamba Sud A*b vs SMC Database	114
Figure 13.6 Grind Size Optimization of Area A, Area D and Karakara Deposits	118
Figure 13.7 Lead Nitrate vs Au Recovery of DC Fresh-1	119
Figure 13.8 Oxygen vs Air Sparging	119
Figure 13.9 Effect of NaCN Concentration on Cyanidation	121
Figure 13.10 Effect of Solid Mass Fraction (%) – Oxides	122
Figure 13.11 Effect of Solid Mass Fraction (%) – Fresh	123
Figure 14.1 Cross-Section Showing Mineralized Wireframes for Area A	137
Figure 14.2 Cross-Section of Estimated Gold Grade Block Model vs Top Cut Drill Hole Composites in Area D	147
Figure 14.3 Swath Plot Analysis for Area D and Comparative Log-Probability Plot	148
Figure 14.4 Cross-Section Showing Mineral Resource Classification for Area D	151

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Figure 16.1 Diamba Sud Project Proposed Mining Area Layout	163
Figure 16.2 Mineralization Mined by Deposit	169
Figure 17.1 Schematic of Proposed Processing Flowsheet for the Diamba Sud Project	172
Figure 18.1 Plan View of Mine Infrastructure	186
Figure 18.2 Water Balance Modelling Block Model Diagram	192
Figure 20.1 Diamba Sud Project Study Area in DS1 Block	201
Figure 20.2 Creeks in and Around the Diamba Sud Project	205
Figure 22.1 Diamba Sud PEA Production Profile	235
Figure 22.2 After-Tax NPV5% Sensitivities to Key Input Parameters	242
Figure 22.3 After-Tax IRR Sensitivity to Key Input Parameters	242

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1	Summary

1.1	Introduction

This Technical Report (the Report) was prepared by Mr. Eric Chapman, P.Geo., Mr. Paul Weedon, MAIG, Mr. Raul Espinoza, FAusIMM (CP), Mr. Mathieu Veillette, P.Eng., and Dr. Leendert (Leon) Lorenzen, FAusIMM (CP) for Fortuna Mining Corp. (Fortuna) on the Diamba Sud Project (the Project) located in the Kédougou Region of Senegal.

The Diamba Sud Project is operated by Boya S.A. (Boya), a 100% indirectly owned Fortuna subsidiary. The Government of Senegal will assume a 10% free carried ownership interest in Boya when an exploitation permit is granted.

The Report discloses Mineral Resource estimates for the Project and a Preliminary Economic Assessment (PEA) based on those estimates.

Costs are in US dollars (US$) unless otherwise indicated.

1.2	Property Description, Location and Access

The Diamba Sud Project is located within the Department of Saraya in the Kédougou Region and within the Arrondissement of Bembou. It is situated approximately 50 km north of the Senegal-Guinea border, and is approximately 7 km to the west of the Falémé River which, in this region, defines the international border between Senegal and Mali. The Project is approximately 665 km southeast of the Senegalese capital Dakar and 83 km northeast from the nearest town, Kédougou.

The Project comprises two blocks: DS1 and DS2 linked by a narrow strip of some 25 m width in order for the two blocks to be classed as contiguous and one permit area. DS1 is centered upon co-ordinates 11° 28’ 23.17” W and 12° 55’ 46.55” N. DS2, the southern block some 20 km to the south is centered upon co-ordinates 11° 26’ 2.68” W and 12° 45’ 13.61” N.

Elevations range between 100 m and 380 m above mean sea level. The region features low to moderate relief, consisting of broad lateritic plateaus, eroded valleys, and gentle slopes.

The landscape primarily comprises forested savanna with patches of grassland and forest. Notable flora include Baobab (Adansonia digitata), Madd (Saba senegalensis), Jujube (Ziziphus mauritania), and the Locust Bean Tree (Parkia biglobosa). Larger trees are often localized along river channels where seasonal rivers flow and the lateritic plateau has eroded, while vegetation in the area is predominantly grasses and small shrubs, characteristic of the climate.

From Dakar the Project site is accessed via the all-weather paved N1 highway southeast to the city of Tambacounda, the regional center of Senegal. From Tambacounda, the N7 can be taken southeast to Kédougou where it joins the Kédougou–Saraya road which connects Kédougou to the village of Saraya. From Saraya the paved N24 road is frequented by trucks taking goods to and from Mali, passes through the Diamba Sud permit area, and continues through to the Senegal-Mali border. Due to frequent use by trucks carrying heavy loads, road conditions can be locally very poor. However, in almost all cases the main roads remain open to vehicles throughout the year. Access throughout the permit area is taken via a combination of paved and laterite roads and dirt tracks.

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Access by air is possible via an asphalt airfield in Kédougou. The Government has announced numerous plans to transform the airport into an international airport with regular scheduled flights, but development of the airport is yet to take place. Thus, the only currently available options for flights are two charter companies that operate from Dakar with flights taking approximately 2–3 hours.

1.3	Mineral Tenure, Surface Rights and Royalties

The Diamba Sud permit is an exploration permit (permis de recherche) which was granted to Boya in June 2015 under the 2003 Mining Code before the 2016 Mining Code came into effect, and therefore it remains subject to the 2003 Mining Code for its duration and validity. The exploration permit was granted for an initial period of three years, subject to being renewed twice for additional periods of three years. It was last renewed on June 9, 2021, for a period of three years, being the second and final renewal and which expired on June 9, 2024. However, Fortuna obtained a special two-year retention period to complete the works necessary for a PEA, and to conduct the environmental studies that are required in support of an application for a mining license. This retention period is valid until June 21, 2026, and requires the submission of a request for an exploitation permit before this date and at least four months before the expiry of the exploration permit.

The permit comprises two blocks, the northern block, DS1 is approximately 46.56 km2 and the southern block, DS2, some 20 km to the south is approximately 6.31 km2, for a total permit area of 53.46 km2 (including the corridor of land connecting the two parcels.

Mineral exploration permits, within their boundaries, entitle the holder within the boundaries of its perimeter, on surface and indefinitely in depth, the exclusive rights to explore for the nominated mineral commodities specified (in this case, gold), as well as encumbrance-free disposal of materials extracted during the exploration process. Such permits allow for beneficial ownership to be held by a foreign entity, such as Fortuna, through Boya, its wholly-owned Senegalese subsidiary.

Boya has full and unrestricted surface rights to the land covered by the exploration permit. The perimeter of the exploration permit is free to access and is not subject to any kind of restriction, subject to the applicable mining regulation.

The Diamba Sud Project is not subject to any back-in rights, liens, payments or encumbrances.

There are royalties attached to the mineral concessions; however, the only royalties that affect the Mineral Reserves and have been considered in the economic analysis are:

•	A 3% royalty on the “carreau-mine value” of gold produced. The carreau-mine value of a mineral substance is calculated as the difference between its sale price and the total costs incurred between the mine site and the point of delivery.

•	A contribution to a local development fund of 0.5% of Boya’s annual turnover (excluding taxes) dedicated to promote the economic and social development of local communities.

1.4	History

Prior to 1993 there is no known or recorded systematic mineral exploration carried out on the property, although regionally the area was surveyed by the Bureau de Recherches Géologiques et Minières (BRGM) as part of the Senegal Plan minerale in 1983. The first

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recorded exploration activities were carried out by Anmercosa Exploration (a subsidiary of Anglo American plc) from 1993 to 1996, as part of a joint venture agreement with Iamgold Corporation (Iamgold). This work was carried out over the larger Bambadji permit which at that time included the area currently referred to as Diamba Sud.

Between 1997 to 1998, Ashanti Goldfields completed further exploration activities as part of a similar joint venture with Iamgold.

Between 1999 to 2014, Iamgold conducted exploration activities at the Diamba Sud Project, either individually or as part of a joint venture. The area was relinquished as part of a renewal process for Bambadji and acquired by Boya in 2015.

1.5	Geology and Mineralization

The Diamba Sud Project is a part of the West Africa craton (WAC) within the Loulo Mining district.

The geology local to the Diamba Sud Project is dominated by plutons belonging to the Falémé Volcanic Belt as well as roof pendants and xenolith screens of the Bambadji Formation which also uncomformably overly the Kofi series sediments that subcrop to the east.

At the westernmost extent of the Kofi series, north striking altered marbles and strongly abilitized lithologies with identified and unidentified protoliths are prevalent. The Kofi series in the area is dominated by undifferentiated sandstones and siltstones with minor conglomerate and breccia. Several dolerite dykes of various orientations intrude the Kofi series and plutonic rocks of the Falémé Volcanic Belt.

The Falémé Volcanic Belt within and surrounding the permit area is made up of the Highway pluton and a range of smaller plugs and dykes. The Balangouma Pluton and heterogeneous granitoids adjacent to it occur to the north of the permit, with the Boboti and Garaboureya plutons outcropping to the south of the permit. The Bambadji Formation is also mapped to subcrop within and surrounding the permit, forming xenolithic screens and roof pendants within the Falémé Volcanic Belt, as well as unconformably overlying the Kofi series to the east.

Iron endo- and exoskarns, some structurally controlled along faults, occur within the Falémé Volcanic Belt, the Bambadji Formation and on western portions of the Kofi series. A genetic link between iron skarn mineralization and gold mineralization has been proposed based on the proximal locations of these deposits, the involvement of high temperature FeCl2-rich brine and from mineral paragenesis at the Sadiola deposit. Additionally, the Karakaéné Ndi iron skarn, north of Afrigold’s Karakaéné mine, has been a target of significant artisanal workings. Named iron skarns inside and within the vicinity of the project include the Karakaéné Mbah, Karakaéné Ndi and Kouroudiako iron skarns, with other unnamed skarns of various volumes also outcropping in the region.

Sedimentary sequences not confirmed to belong to the Bambadji Formation and possibly belonging to the Kofi series or part of the Diale-Dalema Basin are also present within the permit. These consist of marls, carbonates, polymictic matrix-supported conglomerates and intensely hydrothermally altered lithologies, some of which the protoliths cannot be identified. Granites belonging to the Falémé batholith intrude into these sedimentary units.

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Both the Falémé batholith and sedimentary sequences are intruded by late predominantly sub-vertical diorite dykes. A number of iron endo and exoskarns also occur in the area and these form prominent topographic highs inside and outside of the permit area.

Exploration has identified seven gold deposits and several prospects located in the DS1 block. These include the deposits of Area A, Area D, Karakara, Kassassoko, Western Splay, Moungoundi, and Southern Arc, as well as the Gamba Gamba North, Area A North, Area D South, and Kouroudiako prospects.  These deposits all form part of a single mineralizing system with local variability influenced mainly by intensity of brecciation, alteration and later supergene processes. The Bougouda prospect is located in the DS2 block.

Mineralization at Diamba Sud is relatively simple, consisting dominantly of pyrite with minor chalcopyrite and magnetite.

There does not appear to be a preferential host lithology, with gold mineralization hosted in most rock types, except for weakly altered fine grained sedimentary rocks. Most of the mineralization is hosted in a combination of disseminated pyrite, minor veinlets and hydrothermal breccia cement.

The predominant mineralization style is orogenic lode gold with supergene enriched saprolite zones specifically in Area D. This style of mineralization can occur as veins or disseminations in altered (often silicified) host rocks or as pervasive alteration over a broad zone. Across Diamba Sud gold mineralization is controlled by a variety of minor structures and often along lithological boundaries.

Gold mineralization is both structurally and lithologically controlled and can occur within granites, argillites, conglomerates, marls and carbonates. Supergene enrichment of the orogenic gold deposits (saprolitic) has also taken place within the permit, with significant mineralization of this style present within Area D.

Most of the mineralization at Diamba Sud is hosted within sedimentary units, where structures that acted as fluid conduits intersected the units allowing fluid flow. Hydrothermal breccia zones within Area A host some of the highest grades within the hypogene mineralized zones from Diamba Sud. The high permeability and porosity of these rocks, in addition to friction and attrition generated at clast boundaries due to strain, allowed fluid to move into this unit and deposit the auriferous pyrite. A precursor phase of albitization and hematization prepared the breccias for a later phase of auriferous pyrite–hematite–albite–carbonate–quartz mineralization.

Mineralized structures also occur throughout the intrusions in the area, with auriferous pyrite ± carbonate veins exploiting shear zones that cut through the granitoids.

Gold mineralization at Diamba Sud is considered to be of the orogenic type.

1.6	Exploration, Drilling and Sampling

From 1993 to 1996, Anmercosa conducted regional exploration activities over the Bambadji, Daorala and Boto Project areas as part of a joint venture agreement with Iamgold. These activities included airborne geophysical surveys along with regional and local geochemistry and early drilling activity. No drilling was conducted on the Diamba Sud area.

Ashanti Goldfields also worked on the Bambadji, Daorala and Boto areas and continued to focus on geochemical data acquisition of and conducted some preliminary trenching and pitting in 1997 and 1998.

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From 1999 to 2014, Iamgold conducted limited prospecting activity over the Bambadji permit: the majority of the work conducted was on the eastern portion of the permit and not on the Diamba Sud area. The western part of the Bambadji permit was relinquished in 2014.

The Diamba Sud exploration permit was granted in April 2015 to Boya, a subsidiary of Boya Gold PTY Ltd. (Boya Gold). During the period 2015-2016, Boya conducted regional soil geochemistry for gold using a 400 x 400 m grid, later infilled to 200 x 100 m in places, collecting 1,552 soil samples. Outcrop mapping was completed over an area of 37 km2 and 96 grab samples were collected.

Air core and reverse circulation (RC) drilling was conducted by Minerex drilling. A total of 334 air core holes with depths from 2–56 m were drilled for a total meterage of 3,358 m with 1,160 samples, including quality control samples, sent to the SGS laboratory in Bamako (SGS Bamako) for analysis. In addition, 9 RC holes, with maximum depths ranging from 40–86 m, were drilled over two target areas in the south of DS1 at Dembakholi and Southern Arc for a total meterage of 650 m with 338 samples, including quality control samples, sent to SGS Bamako for analysis.

Boya Gold was acquired by Chesser Resources Ltd. (Chesser) in 2017. Chesser commenced RC drilling in 2019 using several different drilling contractors during various campaigns through to July 2023. A total of 10 geochemical targets were drilled by RC or RC with a core tail, totaling 493 holes and 58,960 m. In total, 127 diamond drill (DD) holes totaling 19,805 m were drilled between November 2019 and July 2023. All holes were sampled at 1- or 2-m intervals in the oxide material and at 1-m intervals in the fresh rock and all samples were submitted to SGS Bamako or to the ALS laboratory in Burkina Faso.

After acquiring Chesser in 2023, Fortuna began an extensive program of verification and infill drilling across nine of the advanced target areas with the aim of collecting sufficient data to support the estimation of Mineral Resources. A total of 532 RC holes totaling 59,701 m, 425 DD holes totaling 56,672 m and 15 RC with DD tail holes totaling 1,830 m were drilled between October 2023 and October 31, 2025.

RC drilling was conducted using an Atlas Copco T3W rig with a 950CFM compressor and an Atlas Copco Hurricane booster. All holes were cased with PVC to 6 m and then drilled using a 5.5-inch RC hammer bit. Samples were collected at 1-meter intervals from an onboard cyclone then split on site to produce two 1.5 kg samples, the first sample was submitted for analysis, the second stored as a duplicate sample.

Diamond drilling was conducted with Atlas Copco CS14 and CT14 diamond drill rigs, dependent upon the contractor. The majority of this drilling is drilled to HQ (63.5 mm core diameter) and NQ (47.6 mm) sizes. In Area D where the oxide material can be difficult to keep holes from collapsing, holes are drilled PQ (85 mm) from surface to fresh rock before stepping down to HQ and NQ as appropriate to conditions and depth.

Proposed surface drill hole collar coordinates, azimuths and inclinations were designed based on the known orientation of mineralization and the planned depth of intersection using geological plan maps and sections as a guide. The location of the collar is defined in the field using differential global positioning system (GPS) instruments. The drill pad is then prepared at this marked location. Upon completion of the drill hole, a survey of the collar is performed using Total Station equipment, with results reported in the collar coordinates using reference Datum WGS84, UTM Zone 29N.

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The geologist in charge of drilling is responsible for orienting the azimuth and inclination of the hole at the collar using a compass clinometer. Downhole surveys for RC holes are completed every 10 m by the drilling contractor using a Reflex Gyro Sprint IQ survey tool. Downhole surveys of the DD holes were conducted using a variety of survey tools, as there were several rigs operating at the same time in different areas. These included a Reflex EZ Shot TM, the Reflex Gyro Sprint IQ and an Axis Champ gyro. Readings were collected every 30 m down the hole. Boya assesses the downhole survey measurements as a component of data validation.

Drill holes are typically drilled on sections spaced 25 to 50 m apart along the strike of the mineralized structures.

The Area A deposit has been drilled over an approximate area of 700 m (north to south) and 500 m (east to west) to depths around 280 m from surface. Exploration drilling has increased in depth to the south.

The Area D deposit has been drilled over an approximate area of 600 m (north to south) and 700 m (east to west) to depths around 250 m from surface. Exploration drilling has increased in depth to the south.

The Karakara deposit has been drilled over a strike length of approximately 1,000 m (north–northeast to south–southwest) and to depths of 230 m from surface. Exploration drilling has increased in depth in response to the plunge of the mineralization to the southwest.

The Kassassoko deposit has been drilled over an approximate area of 700 m (southwest to northeast) and 200 m (southeast to northwest) to depths around 150 m from surface. Exploration drilling has increased in depth to the south.

The Western Splay deposit has been drilled over an approximate area of 500 m (north to south) and 700 m (east to west) to depths around 280 m from surface. Exploration drilling has increased in depth to the south.

The Moungoundi deposit has been drilled over a strike length of approximately 400 m (north to south) and to depths around 150 m from surface.

The Southern Arc deposit has been drilled over a strike length of approximately 800 m (northwest to southeast) and to depths of 200 m from surface.

The Bougouda prospect has been drilled over a strike length of approximately 1,800 m (northeast to southwest) and to depths of 150 m from surface.

The Gamba Gamba North prospect drilled by Chesser is split into two main mineralized zones. The eastern zone has been drilled over a strike length of 300 m (north–northeast to south–southwest) to a depth of 150 m from surface; the western zone has been drilled over a strike length of 300 m (north to south) to a depth of 125 m from surface. The drilling follows the plunge of the mineralization, generally getting deeper towards the south–southwest.

The Bougouda prospect has been drilled over a strike length of approximately 1,800 m (northeast to southwest) and to depths of 150 m from surface.

The relationship between the sample intercept lengths and the true width of the mineralization varies in relation to the intersect angle and sometimes can be difficult to determine based on the various orientations of the mineralized structures. Calculated estimated true widths (ETWs) are always reported together with actual sample lengths by

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taking into account the angle of intersection between drill hole and the mineralized structure.

RC chips were collected and logged at the drill site and stored in standard chip trays for further investigation as appropriate.

Core is logged in detail at the field camp, using LogChief software and transferred electronically to DataShed 5 for database management. As is the norm with exploration drilling, geological logging is undertaken at several different times to ensure that a level of consistency is maintained. Lithologies, alteration, mineralization and structures are all logged to industry standards. Geotechnical information collected routinely is at a rudimentary exploration level, however 14 holes (2,100 m) were fully logged to higher geotechnical standards as part of geotechnical studies.

The sampling methodology, preparation, and analyses differ depending on whether it is DD core or RC chip samples.

Sampling of RC holes is conducted at the drilling rig with one split sample collected for routine analysis and the second sample split again for duplicate sample submission.

Sampling of diamond core is conducted after geological logging and marking of the core for sampling. Core is split using a diamond saw. The half core that does not contain the orientation line is then selected for sampling. Intervals are based upon geology with nominal sample lengths of 1 meter due, although this may be variable, but standard sampling procedures dictate a minimum sample length of 0.4 m and a maximum of 1.2 m. For duplicate samples only, the remaining half core is cut in half again for submission to the laboratory.

PQ core is sampled as quarter core for routine sample submission and the second quarter is collected for duplicate sample submission.

All samples are combined into batches for submission to the laboratory. Nominally each batch should represent a specific hole, however the preferred batch size at the laboratory is 100 samples, thus longer holes tend to be split into two or three batches. Once sampled and labelled samples are packed into large sacks and sealed ready for transportation.

Sample collection and transportation of drill core and chip samples is the responsibility of Boya exploration and must follow strict security and chain of custody requirements established by Fortuna. Samples are retained in accordance with the Fortuna corporate sample retention policy.

The preparation of both RC and DD samples is conducted by ALS Global at their preparation facilities in Kédougou, Senegal or Bamako, Mali.

Samples from Diamba Sud are assayed for gold at ALS Global’s analytical facility in Ouagadougou, Burkina Faso or the SGS Mineral Services laboratory in Bamako, Mali. The assay method used for all the drill samples is a fire assay fusion with atomic absorption spectroscopy (AAS) finish. Both the ALS Global and SGS Mineral Services laboratories are certified for the preparation and assaying of gold samples.

Implementation of a quality assurance/quality control (QAQC) program is current industry best practice and involves establishing appropriate procedures and the routine insertion of certified reference material (CRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Fortuna implemented a full QAQC program to monitor the sampling, sample preparation and analytical process for all drilling campaigns in accordance with its companywide procedures. The program involved the routine insertion of CRMs, blanks, and duplicates. Evaluation of the QAQC

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data indicates that the data are sufficiently accurate and precise to support Mineral Resource estimation.

1.7	Data Verification

Site visits were completed. The QPs individually reviewed the information in their areas of expertise, and concluded that the information supported Mineral Resource estimation, and could be used in mine planning and in the preliminary economic analysis that supports the PEA.

1.8	Mineral Processing and Metallurgical Testing

Maca Interquip Mintrex (MIQM), previously Mintrex, was engaged by Chesser in May 2022 and subsequently by Fortuna to manage metallurgical testwork for the Diamba Sud Project. The testwork was undertaken by ALS Metallurgy Pty Ltd (ALS) in Perth, Western Australia. A testwork program developed by MIQM aimed to build upon the initial scoping study level testwork competed in 2022. The testwork was conducted on samples selected by MIQM and Fortuna across three initial deposits: Area A, Area D, and Karakara. The purpose of the testwork program was to provide inputs to future studies for a gold processing plant.

Testwork was to be conducted in five stages. The first stage was comminution testwork, which was used to determine the mineralization properties. Optimization tests were then conducted in the second stage to determine optimum conditions for cyanidation. The third stage of testwork determined cyanidation at the optimized conditions and carbon testing across a number of samples. The final two stages consisted of variability testing. Bulk mineral analysis (BMA), rheology and diagnostic leach tests were added during the program to investigate flow properties and speciation. Additional testwork was commissioned and managed by Fortuna covering the Western Splay, Kassassoko, Moungoundi and Southern Arc deposits, as well as some supporting testwork identified during review. This additional testwork was completed in phases through 2024 and 2025.

The testwork program indicated favorable grinding and leaching characteristics for the oxide mineralization and most samples of the fresh mineralized material:

•	Various comminution tests were undertaken on the composites. Bond abrasion (Ai), Bond Ball mill (BWi) indices and semi-autogenous grind (SAG) mill comminution (SMC) tests were undertaken. Initial modelling confirmed that single-stage SAG mill (SSAG) and SAG and ball mill crushing (SABC) comminution flowsheets are both suitable for this material. Unfortunately, the oxide composites were too friable to be reliably tested with these methods. Initial size screening indicated the unmilled mineralization is mostly fine and close to the milling product P80.

•	Comminution testing results indicated the following:

o	Ai (average ~0.18 for fresh domain) indicates that the material is not abrasive.

o	BWi and SMC results indicate that the material is moderate to hard (10–22 kWh/t), except the oxide composite, which was not compatible with the test. The friability of the composite shows that the oxide is very soft.

o	The SMC testwork indicates that the mineralized material is amenable to both single-stage crushing followed by SAG milling (SSAG), or alternatively SABC (average A*b of 27–53 for fresh mineralization) in closed circuit with or without a pebble crusher.

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•	Gravity testwork has indicated that the mineralized material contains a large proportion of free/gravity-recoverable gold. The proportion of gravity recoverable gold varied from 19–40% for selected oxide samples and 27–81% for selected fresh mineralized material. Broadly, the higher gold grade fresh materials had higher fractions of gravity gold, while the lower-grade samples had comparatively lower gravity recoveries. Intensive leach results indicate gold recoveries from the gravity concentrate >99%.

•	Leaching optimization tests on two oxide and seven fresh samples found the leaching parameters that were suitable for these types of mineralized material:

o	Optimal grind size selected at 106 µm,

o	Only one sample exhibited recovery below 90%, at 74%. The addition of 200 g/t lead nitrate did not improve gold recovery.

o	Use of air instead of oxygen for sparging did not impact gold recovery significantly.

o	Cyanide concentration initially at 1,000 ppm (maintained at 500 ppm) showed marginal improvement over 500 ppm initial and 250 maintained, and 250 initial and 100 ppm maintained.

o	Varying the carbon in leach (CIL) oxide solids concentration between 25–40% did not show major impact with increasing solids density in this range. Varying the fresh solids concentration between 35–45% likewise showed no major impact.

o	Based on the majority of tests, longer leach times in excess of 24 hrs were not considered to be necessary.

o	Gold leaching kinetics on gravity tailings samples after gravity gold recovery are relatively fast and mostly complete within 8 hours.

o	The samples did not display any preg-robbing characteristics or carbon fouling.

•	Applying the optimized leach conditions to bulk composites, including 19 additional variability samples, found that the leach recovery of gold (that is, head grade minus gravity) varied significantly between 20–98%. Overall, the composites tested demonstrated high to very high total gold recoveries (including gravity) of 70–99%t after 24 hrs. Both oxide and fresh mineralization samples tested showed overall recovery with an average of 91%.

•	Rheology testwork was undertaken on fresh and oxide samples, with the oxide samples showing elevated viscosity above 45% w/w solids.

•	Diagnostic leaching was undertaken on several samples that had lower overall recovery (70–74%). These tests indicated that a portion of the gold (24–31%) was locked in sulfides.

•	Thickener testwork indicated good thickening behavior for fresh material and poor thickening behavior for oxide material.

•	Based on the above, metallurgical grade versus recovery relationship formulas were developed for oxide/transitional rock (all deposits) and separate formulas for fresh rock in each of the seven deposits. The overall recovery is estimated to be 90.4% for oxide/transitional rock and 93.4% for fresh rock for Area A; 85.2% for fresh rock for Area D; 94.9% for fresh rock for Karakara; 88.3% for fresh rock for Western Splay; 90.3% for fresh rock for Kassassoko; 82.7% for fresh rock for Moungoundi; and 86.4% for fresh rock for Southern Arc.

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1.9	Mineral Resources

Mineral Resource estimates used diamond and RC drill hole information obtained by Boya since 2019. Mineralized domains identifying potentially economically extractable material were modeled and used to code drill hole samples for geostatistical analysis, block modeling and grade interpolation. Gold and copper grades were estimated into a geological block model consisting of either 5 x 5 x 5m or 10 x 10 x 5 m selective mining units (SMUs), depending on the level of data density. Grades were estimated by ordinary kriging (OK) and constrained within an ultimate pit shell based on estimated long term metal prices, projected operating costs, geotechnical constraints, and metallurgical recoveries. Estimated grades were validated globally, locally, and visually prior to tabulation of the Mineral Resources.

Resource confidence classification considers a number of aspects affecting confidence in the resource estimation including; geological continuity and complexity; data density and orientation; data accuracy and precision; and grade continuity. Mineral Resources are categorized as Indicated or Inferred. The criteria used for classification includes the number of samples, spatial distribution, distance to block centroid, kriging efficiency (KE) and slope of regression (ZZ).

The Qualified Person for the Mineral Resource estimate is Mr. Eric Chapman, P.Geo., a Fortuna employee. Mineral Resources for the Diamba Sud Project are reported insitu, using the 2014 CIM Definition Standards, and have an effective date of July 7, 2025. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate is detailed in Table 1.1.

Table 1.1 Mineral Resources for the Diamba Sud Project

Category	Deposit	Tonnes (000)	Au (g/t)	Au (koz)
Indicated	Area A	3,891	1.47	184
	Area D	4,877	1.75	274
	Karakara	2,476	1.79	143
	Western Splay	1,615	1.65	86
	Kassassoko	1,294	0.90	38
	Total	14,153	1.59	724
Inferred	Area A	61	1.02	2
	Area D	600	1.10	21
	Karakara	510	1.61	26
	Western Splay	101	2.11	7
	Kassassoko	123	0.85	3
	Southern Arc	3,854	1.57	194
	Moungoundi	922	1.06	31
	Total	6,171	1.44	285

Notes to accompany Mineral Resource table:

•	Mr. Eric Chapman, P.Geo., is the Qualified Person responsible for Mineral Resources, and is a full-time employee of Fortuna.
•	Mineral Resources are reported using the 2014 CIM Definition Standards.
•	Mineral Resources are reported insitu, on a 100% basis as of July 7, 2025. The Government of Senegal will assume a 10% free-carried ownership interest in the Project when an exploitation permit is granted, and may elect to purchase up to an additional 25% interest in Boya SA at a “fair price” as determined through an independent valuation upon the granting of the exploitation permit.
•	Mineral Resources are reported from a regularized block model derived from the original sub-blocked model to account for mining dilution.

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•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•	Mineral Resources are reported inside constraining pit shells using selective mining unit block sizes and at an incremental gold cutoff grade for oxide/transitional material of 0.31 g/t Au, with fresh material reported based on a cutoff of 0.35 g/t Au for Area A, 0.42 g/t Au for Area D, 0.35 g/t Au for Karakara, 0.41 g/t Au for Western Splay, 0.35 g/t Au for Kassassoko, 0.37 g/t Au for Southern Arc, and 0.39 g/t Au for Moungoundi in accordance estimated average base mining costs of US$4.57/t for all material mined, average processing and G&A costs of US$21.45/t milled, and sales and transportation costs of US$7.00/oz of gold. Pit slope angles applied are 33° for weathered material and 46° for fresh rock. The long-term gold price was US$2,600/oz. Metallurgical recoveries are estimated using grade versus recovery relationship formulas developed for oxide/transition rock (all deposits) and separate formulas for fresh rock in each of the seven deposits A royalty of 3.5% has been considered in the generation of the pit shell and cut-off grade determination.
•	Totals may not add due to rounding.

Factors that may affect the estimates include metal price and exchange rate assumptions; changes to the assumptions used to generate the cut-off grades; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; variations in density and domain assignments; geometallurgical assumptions; changes to geotechnical, mining, dilution, and metallurgical recovery assumptions; change to the input and design parameter assumptions that pertain to the conceptual open pit constraining the estimates; extent of artisanal mining; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Resources that are not discussed in this Report.

1.10	Mineral Reserves

The Diamba Sud Project has no defined Mineral Reserves

1.11	Mining Methods

The mine plan is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mining is proposed for Mineral Resources defined inside an ultimate pit shell based on a long term gold metal price of US$2,300/oz, by conventional open pit mining methods and equipment, using the services of a mining contractor.

There will be seven open pits (Area A, Area D, Karakara, Western Splay, Kassassoko, Moungoundi and Southern Arc). The Area D pit will be mined in two stages, the other pits will be mined in a single stage.

The overall mining and production strategy is to maintain a mill processing throughput of 2.0–2.5 Mtpa. The processing plant design capacity is 2.0 Mtpa of fresh rock, with capacity to process up to 2.5 Mtpa where the blend is 80% fresh rock and 20% oxidized rock. The pits were sequenced to maximize the amount of oxide mined early in the schedule to maximize processing rate and cashflow early in the schedule. The mine life based on Indicated and Inferred Mineral Resources is 8.1 years.

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Drilling and blasting are planned for oxide, transitional and fresh mineralized material and waste, followed by conventional excavator and truck operations within the pits for the movement of mineralized material and waste. Free digging will be conducted in the oxide zones if practical, otherwise blasting has been assumed for all the weathering horizons. Bench heights for extraction of mineralized material and waste material is 5 m taken in two digging flitches of 2.5 m. Where possible in high waste stripping pit stages, 10 m bench heights will be used at an appropriate standoff distance from known mineralization.

Mining costs and equipment requirements are predominantly based on a request for pricing conducted in 2025 with five mining contractors submitting proposals however only three were used for pricing after outliers were removed. The mining equipment is proposed to be 120 t and 200 t excavators, along with 100 t haul trucks. The annual rate of mining movement peaks at 9 million bank cubic meters (BCM). A common pool of equipment will be used and scheduled across all of the active pits so that movement between the pits is minimized.

A tender process will be used to select the mining contractor.

Run of mine (ROM) material will be trucked from the pits to the ROM pad and tipped onto the ROM pad to be reclaimed and loaded to the crusher feed bin using front-end loaders that will be operated by the mining contractor.

1.12	Processing and Recovery Methods

The process plant design is based on a metallurgical flowsheet envisioned for the production of gold doré at optimum recovery while minimizing initial capital expenditure and operating costs. The flowsheet comprises a conventional crushing, milling, gravity recovery, a CIL, carbon elution and gold recovery circuit.

The key project design criteria for the plant are:

•	Initial nominal throughput of 2.5 Mtpa mineralized material in years 1 to 3 (high quantities of oxide feed), decreasing to 2 Mtpa thereafter (predominantly fresh rock feed). This flexibility is achieved through the upgrading and sizing of key components, such as pipes and pumps, to support higher throughput, minimize potential bottlenecks, and ensure planned throughputs can be met.

•	Crushing plant availability of 75%.

•	Plant availability of 91.3% for grinding, gravity concentration, leach plant and gold recovery operations.

The proposed process design is comprised of the following circuits:

•	Primary jaw crushing of ROM material.

•	A coarse material stockpile to provide buffer capacity ahead of the grinding circuit.

•	Grinding circuit: single-stage SAG mill in closed circuit with cyclones.

•	Gravity recovery of cyclone underflow by a semi-batch centrifugal gravity concentrator, followed by intensive cyanidation of the gravity concentrate and electrowinning of the pregnant leach solution in a dedicated cell located in the gold room.

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•	Trash screening and thickening of cyclone overflow prior to leaching.

•	Gold leaching in a CIL circuit.

•	Acid washing of loaded carbon and split AARL type elution followed by electrowinning and smelting to produce doré. Carbon regeneration by rotary kiln.

•	Disposal of tailings to a tailings storage facility (TSF).

1.13	Project Infrastructure

The Project has sufficient surface area to accommodate all infrastructure requirements to support the open pit life-of-mine (LOM) and sufficient studies have been completed to ascertain reasonable locations for all major infrastructure to PEA study level.

The proposed TSF will be located approximately 5 km to the north of the process plant. The Stage 1 tailings facility has a design capacity of 2.4 Mt, sufficient to handle tailings for 12 months based on design production levels, expansion of the facility has been designed annually thereafter. There is sufficient room for expansion of the tailings facility for the proposed life of mine (17.8 Mt), based on the design production rates.

The recommended power option for the operation is heavy fuel oil (HFO) generator(s) power for the site. Senegal does not have a feasible grid connection within proximity of the Project. As studies progress the addition of solar photovoltaic and a hybrid power solution will be assessed. Under average conditions, water demand is estimated at 66 L/s. Approximately 80% of the water in the slurry deposited into the TSF can be recovered from the TSF and pumped back to the plant for reuse in the process.

1.14	Market Studies and Contracts

No market studies have been performed as part of this PEA. Diamba Sud will produce gold doré, which is readily marketable on an ‘ex-works’ or delivered basis to several refineries in Europe and Africa. There are no indications of the presence of penalty elements that may impact on the price or render the product unsalable.

The long-term gold price used for estimating potential mineralized material in the LOM plan was US$2,300/oz, based on the mean consensus prices from 2026 to 2028 of US$2,726/oz weighted at 40% and a 5-year historical average of $2,023/oz weighted at 60%. An elevated gold price of US$2,600/oz, using a 15% upside was used for Mineral Resource estimation. The economic analysis conducted in October 2025 used a base case gold price of US$2,750/oz.

The QP has reviewed the information provided by Fortuna on marketing, contracts, metal price projections and exchange rate forecasts and notes that the information provided support for the assumptions used in this Report and are consistent with the source documents, and that the information is consistent with what is publicly available within industry norms.

1.15	Environmental Studies and Permitting

In April 2015, Boya entered into a Mining Convention (Mining Agreement) with the State of Senegal. This was followed by the grant of the Diamba Sud exploration permit in June 2015. The exploration permit was granted for an initial period of three years, subject to being renewed twice for additional periods of three years. It was last renewed on June 9,

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2021, for a period of three years, being the second and final renewal which expired on June 9, 2024. However, Boya obtained a special two-year retention period until June 21, 2026 in order to complete the works necessary for a PEA, and to conduct the environmental studies that are required in support of an application for a mining license. Boya must submit an application for an exploitation permit before the aforementioned date and at least four months before the expiry of the exploration permit.

The environmental and social baseline has been established for the Project with field studies undertaken by Earth Systems, an environmental and social science and engineering company based out of Australia and registered in Senegal since 2022, with support from Oryx Expertise in 2024, a specialized biodiversity consultancy firm. These studies have included those related to socio-economic conditions, land and water use, surface and groundwater resources, terrestrial and aquatic ecology and biodiversity, air quality, noise and vibration, climate change, traffic and transportation, as well as archaeology and cultural heritage.

Senegalese law requires an Environmental Permit for the Diamba Sud Project before an Exploitation Permit can be obtained. Earth Systems was commissioned to prepare an Environmental and Social Impact Assessment (ESIA) in compliance with Senegalese regulatory requirements, and in accordance with international best practices such as the Equator Principles and International Finance Corporation (IFC) Performance standards.

The ESIA identifies and assesses the potential impacts of the Project and develops environmental and social management plans designed to mitigate impacts and enhance local benefits, such as environmental and social management plan, stakeholder engagement plan, capacity building plan, livelihood restoration program, mine rehabilitation and closure plan and a voluntary environmental and social investment program.

Regular consultations with Senegalese government authorities, local communities and other stakeholders have been conducted since the start of the Project to ensure that stakeholders' interests are taken into account in the planning and development of the project. In 2025, formal consultations were held to present the Project as defined in this Report.

The ESIA was submitted to the Direction de la Réglementation Environnementale et du Contrôle (DiREC), a division of the Ministry of the Environment and Sustainable Development of Senegal on October 6, 2025, for approval, with a decision expected in early 2026.

From an environmental perspective, artisanal mining is identified as the main threat to biodiversity in the study area. Artisanal mining activities have decreased over the past years in the Project area due to the current legal exploration activities ongoing. There are no artisanal mining activities or settlement in the Project development or fenced in area at the effective date of the Report.

1.16	Capital and Operating Costs

1.16.1	Capital Cost Estimate

The capital cost estimate is based upon an engineering, procurement and construction management (EPCM) approach where the Owner assumes the builder’s risk. As a result, the cost estimate does not include a builder’s margin. The estimate is considered to have an accuracy range of ±25 to –30%.

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Capital and operating cost estimates are based on established cost experience gained from engineering house experience, projected budget data and quotes from manufacturers and suppliers.

Capital costs include all investments in ongoing mine development, infill drilling, mine equipment overhaul and components, and infrastructure necessary to sustain the continuity of the operation.

Mine development includes the main development and infrastructure of the mine as this activity has the objective of increasing confidence in currently defined Mineral Resources.

Mine closure costs are attributed to site rehabilitation costs required to remediate the area where the mine is located and to meet mine closure requirements.

Equipment and infrastructure costs are attributed to all departments of the Project including mine, plant, tailing facilities, maintenance and energy, safety, information technology, administration and human resources, logistics, camps, geology, planning, laboratory and environmental.

The capital cost estimate is summarized in Table 1.2.

Table 1.2 Summary of Projected Major Capital Costs for the LOM

Area	Capital Cost (US$M)
Process plant and infrastructure	180.4
Mining	19.9
Owner’s costs	31.9
With Holding Tax, duties, levies	4.5
Contingency (20%)	46.4
Total	283.2

Projected sustaining capital costs for the proposed LOM are summarized in Table 1.3, and total US$48 million.

Table 1.3 Summary of Projected Major Sustaining Capital Costs for the LOM

Capital Cost Item (US$M) *	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8
Mine development (access and haul roads)	-	2.1	0.2	-	-	0.1	0.3	-

Surface water management	-	1.0	0.9	-	-	-	0.3	-
Tailings storage facility	4.5	-	7.3	-	11.7	-	11.1	-
Equipment and infrastructure	4.5	3.1	8.4	-	11.7	0.1	11.7	-

Mine closure & site rehabilitation	-	-	0.6	0.6	0.6	0.6	0.6	5.3

Total capital expenditure	4.5	3.1	9.1	0.6	12.3	0.7	12.4	5.3
*Numbers may not total due to rounding

1.16.2	Operating Cost Estimate

Long-term projected operating costs are based on the LOM mining and processing requirements.

Operating costs include site costs and operating expenses to maintain the operation. These operating costs are analyzed on a functional basis, and the cost structure is not similar to the operating costs reported by the financial statements published by Fortuna.

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Site costs relate to activities performed on the property including mine, plant, general services, and administrative service costs. Other operating expenses include costs associated with transportation and community support activities.

Direct operating costs are estimated as $51.16/t of material milled or $1,081/oz of gold produced, as summarized in Table 1.4.

Table 1.4 Life-of-Mine Operating Costs

Operating Cost	$M	$/t milled	$/payable oz
Mining	542	30.54	646
Processing	247	13.91	294
G&A	119	6.70	142
Total operating costs excluding Royalties and Social Fund	908	51.16	1,081
Refining	3	0.14	3
Royalties*	69	3.90	83
Social Fund*	12	0.65	14
Total Operating costs including Royalties and Social Fund	992	55.85	1,180
*The PEA assumes a 3% royalty payable to the State and 0.5% contribution to a Social Development Fund

1.17	Economic Analysis

The PEA is preliminary in nature, and it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and, as such, there is no certainty that the PEA results will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Diamba Sud Project has been evaluated on a discounted cash flow (DCF) basis. The results of the analysis show the project to potentially be economically very robust (Table 1.5). The economic analysis assumes that Fortuna will provide all development funding via inter-company and shareholder loans to the mine operating entity, which will be repaid with interest from future gold sales.

Table 1.5 PEA Summary

Metrics	Units	Results
Gold Price Life of mine	$/oz years	2,750 8.1
Processing Duration	years	7.9
Total mineralized material mined	kt	17.8
Contained gold in mineralized material mined	koz	932
Strip ratio	Waste: Mineralized material	5.5
Throughput initial 3 years (primarily oxide)	Mtpa	2.5
Throughput after 3 years (primarily fresh)	Mtpa	2.0
LOM grade	g/t	1.63
Recoveries	%	90
Gold production
Total production over LOM	koz	840
Average annual production over LOM	koz	106
Average annual production over first 3 years	koz	146
Per Unit Costs LOM
Mining	$/t, mined	4.82
Processing	$/t, processed	13.9
G&A	$/t, processed	6.7
Cash costs [1]
Average operating cash costs over LOM	$/oz	1,081

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Metrics	Units	Results
Average operating cash costs over first 3 years	$/oz	759
AISC [1]
Average AISC over LOM	$/oz	1,238
Average AISC over first 3 years	$/oz	904
Capital costs
Initial capital expenditure	$M	283
Sustaining capital expenditure + infrastructure (includes closure costs)	$M	48
Returns
NPV5%, pre-tax (100% Project basis)	$M	772
Pre-tax IRR	%	86
NPV5%, after-tax (100% Project basis)	$M	563
After-tax IRR	%	72
After Tax Payback Period	years	0.8

Annual EBITDA [1]
Average EBITDA over LOM	$M	167
Average EBITDA over first 3 years	$M	277

Note: (1)  This is a non-IFRS financial measure. The definition and purpose of this non-IFRS financial measure is included under the heading “Cautionary Note on Non-IFRS Measures” in this Report. Non-IFRS financial measures have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

•	The pit optimization shells used for the mine plan were generated using a gold price of $2,300 per ounce.
•	Average operating cash costs and average AISC represent costs for projected production for the LOM at the time of gold sales.
•	The PEA is presented on a 100% project basis. However, upon the granting of the exploitation permit, the State of Senegal is entitled to a 10% free-carried interest Boya, with the right for the State to acquire an additional contributory interest of up to 25%.
•	The economic analysis was carried out using a discounted cash flow approach on a pre-tax and after-tax basis, based on the gold price of $2,750/oz.
•	The IRR on total investment that is presented in the economic analysis was calculated assuming a 100% ownership in Diamba Sud.
•	The NPV was calculated from the after-tax cash flow generated by the Project, based on a discounted rate of 5% and an effective date of October 10, 2025.
•	The PEA assumes that the percentage of certain royalties and taxes payable to the State, the percentage of the investment tax credit available to the company and the percentage payable to the social development fund will be in accordance with the provisions of the Mining Convention between Boya S.A. and the State of Senegal dated April 8, 2015. It should be noted, however, that the State retains the sovereign prerogative to review or revisit certain fiscal terms during the exploitation permit approval process, and as such, the current framework may be subject to amendment.
•	The PEA is preliminary in nature, and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and, as such, there is no certainty that the PEA results will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability

The pre-tax net present value with a 5% discount rate (NPV5%) is $772 million and with an IRR of 86% using a base gold price of $2,750/oz. The post-tax Project NPV5% is $563 million, with an IRR of 72% and a payback period of less than one year at a gold price of $2,750/oz. The payback period is defined as the time after process plant start-up that is required to recover the initial expenditures incurred developing the Diamba Sud Project.

Like most gold mining projects, the key economic indicators of NPV5% and internal rate of return (IRR) are most sensitive to changes in gold price. A $250/oz reduction in the gold price reduces Fortuna’s after-tax NPV5% by $119 million and the IRR by 13%. A $250/oz increase in the gold price increases Fortuna’s NPV5% by $119 million and the IRR by 13%.

Project IRR is most sensitive to changes in revenue parameters (i.e. gold price and gold grade) and operating costs, while changes to recovery and capital costs are secondary.

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1.18	Conclusions

The PEA was based on Mineral Resources that have been estimated using industry-recognized methods, and estimated operational costs, capital costs, and plant performance data. The economic analysis indicates a positive cash flow using the assumptions and parameters detailed in this Report.

1.19	Risks and Opportunities

A number of opportunities and risks were identified by the QPs during the evaluation of the Diamba Sud Project.

Opportunities include:

•	Ongoing work aimed at optimizing the process flowsheet to enhance recoveries and operating efficiencies.

•	Significant exploration upside following the initial resource estimates at Moungoundi and Southern Arc.

•	Untested prospective targets across the broader Diamba Sud tenement package.

•	Ongoing geological interpretation and modelling to improve understanding of the Diamba Sud deposits and to identify additional drill targets.

•	Evaluation of a hybrid solar power system that could reduce operating costs and lower the project’s environmental footprint.

•	Ongoing optimization of mine design and scheduling to potentially enhance operational efficiency.

•	Opportunities to further reduce capital and operating costs through detailed engineering and optimization studies.

•	Opportunity to enhance the socio-economic impacts of the Project by developing partnerships with local institutions, such as for local employment, and by further optimizing the design of the Project to reduce the impacts on the environment, such as greenhouse gas (GHG) emissions and footprint on critical habitats.

Risks include:

•	Local Content Compliance: The evolving implementation of Senegal’s local content regulations may affect contracting and recruitment. Mitigation includes regular engagement with authorities, maintaining strong relationships with relevant government parties, dedicated local content specialists, and early alignment of procurement and staffing strategies to ensure compliance.

•	Material Cost Increases and Inflation: Global inflation and supply chain pressures could impact capital and operating costs. Mitigation includes proactive cost tracking, early contractor engagement, and appropriate contingencies within cost estimates. Advancing detailed mining studies and investment decision timeline is also expected to help limit exposure to inflationary pressures.

•	Long Lead Times for Critical Equipment: Extended procurement and delivery times for key mechanical and power generation equipment pose schedule risks. Mitigation measures include early identification, prioritization, and ordering of long-lead items during future more detailed studies.

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•	Taxes and Royalties: Certain taxes and royalties included in the economic analysis have been based upon the provisions included in the Mining Convention between Boya and the State of Senegal dated April 8, 2015, and the Mining Code of 2003. It should be noted, however, that the State retains the sovereign prerogative to review or revisit certain fiscal terms during the exploitation permit approval process, and as such, the current framework may be subject to amendment.

•	Interest of the State: The State of Senegal is entitled to a 10% free-carried interest in Boya upon the granting of the exploitation permit, with the right for the State to acquire an additional contributory interest of up to 25%. There can be no assurance that the State will not increase its interest above 10%. The economic analysis in this Report is presented on a 100% project basis.

1.20	Recommendations

The following recommendations outline the key activities required to advance the Diamba Sud Project from the PEA to a more advanced study level. The focus is on resource expansion and infill, technical de-risking, design optimization, and confirmation of environmental, permitting, and social frameworks. The next phase of work is broken into activities relating to exploration, growth and infill, and those optimizing and advancing technical studies to support project development. All recommended programs are independent and may be executed concurrently unless otherwise stated.

1.20.1	Exploration

An exploration and infill drilling program is recommended to expand the existing deposits that have not been fully defined and potentially support upgrading of Inferred Mineral Resources to Indicated Mineral Resources.

Key priorities for the exploration program include:

•	Ongoing step-out and expansion drilling at the Southern Arc and Moungoundi deposits.

•	Continued infill drilling at the Moungoundi, Southern Arc, Area A, Area D and Karakara deposits to potentially support upgrades in Mineral Resource classification and improve geological confidence.

•	Continuing regional auger, geochemical, and geophysical surveys across the Diamba Sud permit to generate new drill targets.

•	Detailed structural mapping and surface sampling of untested high-priority targets to refine the geological model and guide future drill programs.

The budget to execute the exploration and infill program is estimated at approximately US$10.1 million based on current contracted drill rates and in-country expenses. The program for 2026 will include, but not be limited to:

•	11,300 m of infill and resource extension drilling (RC and core) across the Project area, guided by the next iteration of Mineral Resource estimation and provision for advancing emerging prospects.

•	24,000 m of target generation RC and core drilling at Southern Arc, Gamba Gamba, Moungoundi North and other emerging targets generated from 2025

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auger and geophysical campaigns, as well as deep stratigraphic diamond core drilling to validate certain geological concepts and to examine likely geological targets for future underground mining potential.

1.20.2	Geotechnical

Recommendations to improve geotechnical data confidence and support pit design optimization for the Western Splay, Kassassoko, Southern Arc, and Moungoundi pits as follows:

•	Undertake a dedicated geotechnical-specific drilling program, including the infill of selected resource drill holes, to obtain representative geotechnical data across key deposit areas.

•	Conduct geotechnical logging at the drill rig to minimize mechanical breakage and preserve core integrity during handling and transport.

•	Collect geotechnical samples for laboratory testing (direct shear on natural joints, unconfined compressive strength, tensile compressive strength, Brazilian, and undrained triaxial tests) to characterize joint and intact rock strengths, as well as saprolite behavior.

•	Perform point load index testing in fresh zones to improve understanding of variability in rock strength.

•	Install piezometers or standpipes to monitor and quantify hydrogeological conditions within pit walls and surrounding areas.

•	Integrate ATV and optical televiewer (OTV) surveys into the geotechnical program to enhance structural characterization and refine the geotechnical model.

An allocation of approximately US$500,000 has been made for the geotechnical investigation program, comprising both technical studies and physical drilling activities.

Technical studies and analysis are budgeted at approximately US$250,000, covering project supervision and reporting, televiewing, laboratory rock strength testing, and interpretation of results.

Physical drilling is budgeted at approximately US$200,00, consisting of 11 geotechnical drill holes totaling approximately 1,250 m, at an estimated all-in cost of US$160/m.

These programs are designed to improve pit design confidence and ensure adequate data coverage across newly-defined Mineral Resource areas. The combined dataset will provide critical input for refining slope design parameters, improving overall pit stability assessments, and reducing geotechnical risk for any future open-pit development.

1.20.3	Water Management

A minimum catchment yield of 13% is required in the area upstream of the proposed water harvest dam between the months of June and October to eliminate the need for abstraction from the Falémé River to a water storage dam. Ongoing monitoring of flow in the Gamba Gamba Creek (Karakaka watercourse) should continue to further refine the yield of the catchment upstream of the proposed water harvest dam and confirm its suitability as a sustainable raw water source for the project.

Additional drilling, pump testing, and technical assessments are required for the pits Western Splay, Kassassoko, Southern Arc, and Moungoundi pits to confirm the

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availability of supplementary site water supplies and to support accurate estimation of pit dewatering requirements.

An allocation of approximately US$270,000 has been made for technical work and analysis, excluding additional funds allocated for the physical drilling of hydrogeological holes associated with these studies.

These activities will refine the understanding of groundwater conditions, improve pit dewatering designs, and ensure the adequacy and sustainability of a long-term process water supply.

1.20.4	Metallurgical

Additional metallurgical testwork is recommended for the Southern Arc and Moungoundi deposits under process design conditions to confirm metallurgical recoveries in line with the plant’s design criteria. An allocation of approximately US$270,000 has been made for additional metallurgical testwork, reporting, and analysis to support these studies.

1.20.5	Environmental and Social

It is recommended to use the next study stage to optimize the Project by reducing its environmental footprint and potential impacts while enhancing opportunities for local communities where possible. In parallel, it is also recommended to explore renewable energy options, such as solar hybrid power solutions, to improve project sustainability and reduce long-term operating costs. This work is expected to be completed using in-house resources and part of normal operating costs for Fortuna’s West Africa regional office.

1.20.6	Engineering Studies

In addition to addressing these key gaps, it is further recommended that the following studies be completed to optimize and advance the project:

•	Mining Study Preparation and Integration. An allowance of approximately US$700,000 has been included for engineering, trade-off studies, discipline inputs, and integration of all technical workstreams to support estimation of Mineral Reserves. This scope will also consolidate the outcomes of ongoing technical and optimization studies.

•	Integration of Solar PV and Renewable Power Options. This work is estimated at approximately US$150,000 and will be integrated into the mining studies to evaluate hybrid HFO–solar configurations aimed at reducing operating costs and enhancing overall project sustainability.

•	Mining Cost Optimization Study. This is budgeted at approximately US$240,000, and covers updated pit optimizations, mine design revisions, detailed mine planning and scheduling, Mineral Reserve estimation, and supporting mining studies.

•	Local Content and Procurement Studies. Completion of these studies is estimated at approximately US$100,000. These studies will ensure full compliance with Senegal’s evolving local content framework and identify in-country participation opportunities across construction and operations.

•	Tailings and Water Storage Optimization Review. This is estimated at approximately US$150,000. The work will confirm capacity, sequencing, and

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design integration with early works and mine layouts, and ensure alignment between storage infrastructure, water balance, and process plant requirements.

•	Operational Readiness and Implementation Planning. Estimated at approximately US$70,000, this study will define resource requirements, schedules, and execution strategies.

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2	Introduction

2.1	Report Purpose

This Technical Report (the Report) was prepared by Mr. Eric Chapman, P.Geo., Mr. Paul Weedon, MAIG, Mr. Raul Espinoza, FAusIMM (CP), Mr. Mathieu Veillette, P.Eng., and Dr. Leendert (Leon) Lorenzen, FAusIMM (CP) for Fortuna Mining Corp. (Fortuna)on the Diamba Sud Project (the Project).

The Project is located in the east of Senegal, close to the border of Mali (Figure 2.1).

Figure 2.1 Map Showing the Location of the Diamba Sud Project

SENEGAL
UNITED NATIONS
Geospatial
NORTH
ATLANTIC
OCEAN
MAURITANIA
MALI
GAMBIA
GUINEA-BISSAU
GUINEA
SAINT LOUIS
LOUGA
MATAM
DIOURBEL
THIÈS
DAKAR
FATICK
KAFFRINE
TAMBACOUNDA
KAOLACK
SÉDHIOU
KOLDA
ZIGUINCHOR
KÉDOUGOU
DIAMBA SUD PROJECT
Dakar
Saint-Louis
Louga
Thiès
Diourbel
Kaolack
Kaffrine
Tambacounda
Kolda
Sédhiou
Ziguinchor
Kédougou
Matam
Banjul
Saraya
National capital
Administrative capital
Town, village
Airport
International boundary
Administrative boundary
Main road
Railway
Map No. 4174 Rev. 4
Nov 2020
The boundaries and names shown and the designations used on this map do not imply official endorsement or acceptance by the United Nations.

Figure prepared by Fortuna, 2024, sourced from Senegal - Geospatial, location data for a better world

The Diamba Sud Project is operated by Boya S.A. (Boya), a company incorporated, registered, and operating in accordance with the laws of Senegal, which is a 100% indirectly wholly-owned subsidiary of Fortuna. The Government of Senegal will assume a 10% free carried ownership interest in Boya when an exploitation permit is granted, and may elect to purchase, for itself or the national private sector, up to an additional 25%

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interest in Boya at a “fair price” determined through an independent valuation upon the granting of the exploitation permit.

The Report discloses a preliminary economic assessment (PEA) based on Mineral Resource estimates for the Diamba Sud Project.

Mineral Resources are reported using the 2014 CIM Definition Standards - for Mineral Resources and Mineral Reserves (the 2014 CIM Definition Standards).

Costs are in US dollars (US$) unless otherwise indicated.

2.2	Qualified Persons

The following Qualified Persons are responsible for the preparation of this Report:

•	Mr. Eric Chapman, P.Geo., Senior Vice President of Technical Services – Fortuna Mining Corp.

•	Mr. Paul Weedon, MAIG, Senior Vice President of Exploration – Fortuna Mining Corp.

•	Mr. Raul Espinoza, FAusIMM (CP), Director of Technical Services – Fortuna Mining Corp.

•	Mr. Mathieu Veillette, P.Eng., Director, Geotechnical, Tailings and Water – Fortuna Mining Corp.

•	Dr. Leendert (Leon) Lorenzen, FAusIMM (CP), Senior Principal Consultant (Process) - Lorenzen Consultants Pty Ltd.

2.3	Scope of Personal Inspection

2.3.1	Mr. Eric Chapman

Mr. Eric Chapman visited the Project from October 19–22, 2023. During his site visit Mr. Chapman reviewed data collection, drill core, storage facilities, database integrity, procedures, and geological model construction. Discussions on Geology and mineralization were held with Boya personnel, and field site inspections were performed including inspection drill core and operating surface drill machines. He worked with site geological personnel reviewing aspects of data storage (database) and analytical quality control.

2.3.2	Mr. Paul Weedon

Mr. Paul Weedon visited the Project on multiple occasions since 2023, most recently from April 11-15, 2025. During these visits, Mr. Weedon reviewed drilling performance, sample and data collection, site quality assurance and quality control (QA/QC) records and geological model development for the Diamba Sud mineralization.

2.3.3	Mr. Mathieu Veillette

Mr. Mathieu Veillette visited the property from October 19–22, 2023 when he performed a field visit to the proposed location of the tailings storage facility (TSF), waste rock storage facilities (WRSFs) and water management facilities. He also reviewed and discussed with Boya site personnel, designs and procedures for the TSFs, WRSFs, geotechnical model and water balance.

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2.4	Effective Dates

The Report has a number of effective dates, as follows:

•	July 7, 2025: date of database cut-off for assays used in the Mineral Resource estimate for the Diamba Sud Project.

•	August 31, 2025: date of the Mineral Resource estimate.

•	October 15, 2025: date of the economic analysis in the PEA.

•	October 15, 2025: date to which drilling has been reported.

The overall effective date of the Report is the date of the most recent supply of information on the ongoing drilling program, and the date of the PEA, which is October 15, 2025.

2.5	Previous Technical Reports

There have been no previous technical reports filed by Fortuna on the Diamba Sud Project.

2.6	Information Sources and References

The main information source referenced in this Report is:

•	Arthur, J., 2021. Mineral Resource Estimate at the Diamba Sud Gold Project, Senegal, West Africa, prepared for Chesser Resources Ltd., dated November 16, 2021.

Additional information was obtained from Boya site personnel including social, environmental and permitting guidance.

2.7	Acronyms

The more commonly used acronyms used in the Report are detailed in Table 2.1.

Table 2.1 Acronyms

Acronym	Description
Au	gold
cm	centimeters
COG	cut-off grade
g	grams
g/t	grams per tonne
ha	hectares
kg	kilograms
km	kilometers
kV	kilovolts
kW	kilowatts
l	liter
LOM	life-of-mine
m	meters
Ma	millions of years
masl	meters above sea level
Moz	million troy ounces

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Acronym	Description
Mn	manganese
Mt	million metric tonnes
MVA	megavolt ampere
MW	megawatt
n/a	not applicable
NI	national instrument
nr	not recorded
NSR	net smelter return
OK	ordinary kriging
oz	troy ounce
ppm	parts per million
Pb	lead
psi	pounds per square inch
QAQC	quality assurance/quality control
RMR	rock mass rating
RQD	rock-quality designation
s	second
t	metric tonne
t/m3	metric tonnes per cubic meter
tpd	metric tonnes per day
tph	metric tonnes per hour
yd	yard
yr	year
Zn	zinc
US$/t	United States dollars per tonne
US$/g	US dollars per gram
US$/%	US dollars per percent

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3	Reliance on Other Experts

The QPs have not independently reviewed ownership of the Diamba Sud Project or any underlying agreements, mineral tenure, or surface rights. The QPs have fully relied upon, and disclaim responsibility for, information derived from Fortuna and legal experts retained by Fortuna for this information through the following documents:

•	Fall Maname., 2025. Legal Opinion prepared by Societe de Conseils Juridiques et Fiscaux for Fortuna dated January 23, 2025, 11 p.

This information is used in Section 4 of the Report. The information is also used in support of the Mineral Resource estimate in Section 14.

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4	Property Description and Location

The Diamba Sud Project is located within the Department of Saraya in the Kédougou Region and within the Arrondissement of Bembou.

The Project is situated approximately 50 km north of the Senegal-Guinea border and approximately 7 km to the west of the Falémé River which, in this region, defines the international border between Senegal and Mali. The Project is approximately 665 km southeast of the Senegalese capital Dakar and 83 km northeast of the nearest town, Kédougou.

The Diamba Sud exploration camp is located within the permit area and centered upon co-ordinates 11° 27’ 58.73” W and 12° 55’ 5.04” N. All field activities are managed from that camp.

4.1	Ownership

The Project is owned 100% by Fortuna. Fortuna acquired the Project pursuant to its acquisition of Chesser Resources Ltd. (Chesser) in September 2023. The Project is operated by Boya S.A. (Boya), a 100% indirectly owned subsidiary of Fortuna.

The Senegalese Government is entitled to a 10% free carried interest in Boya upon the granting of an exploitation permit for the Project, and may elect to purchase for itself or local applicants up to an additional 25% interest in Boya at an agreed commercial price upon the granting of the exploitation permit.

4.2	Mineral Tenure and Surface Rights

4.2.1	History of the Mining Code

Senegalese mining law provides that all mineral resources are administered by the Senegalese Ministry of Mines. A new mining code “Law No. 2016-32” (the “2016 Mining Code”) was passed by the Senegal Parliament on November 8, 2016, and published in the Official Journal on November 24, 2016. It was implemented by Decree No. 2017-458 which came into effect on March 20, 2017. The 2016 Mining Code applies to new applications for mining permits, while the previous mining law (Law No. 2003-36) effective as of November 24, 2003 (the “2003 Mining Code”) remains applicable to existing mining permits until their expiry as provided under Article 141 of the 2016 Mining Code as follows:

“Mining titles granted before the date of entry into force of this code remain subject, for the duration and for the substances for which they were issued, to the law and regulations applicable to them on the date of entry into force of this code. (…) Holders of mining conventions linked to a mining title signed prior to the date of entry into force of the present code remain subject to the stipulations contained in the said conventions for the entire duration of their validity.”

The 2016 Mining Code reformed the mining sector in Senegal in line with other countries in West Africa to include an increase in transparency and control over mining activities by the State, increased taxes, reduced scope of exemption and advantages for investors.

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4.2.2	Permits

Background

The 2016 Mining Code provides that no one can undertake or conduct a mining activity in Senegal without holding a mining title according to the terms of the Code.

There are two levels of permitting required to undertake mineral exploration and development and mining in Senegal. First, an exploration permit (permis de recherche) allows for exploration to be undertaken, including resource estimates and feasibility studies. Secondly, a small-scale mining permit (limited to an area of 500 ha with a term of five years, renewable for five years each time, or, a mining permit or exploitation permit (permis d’exploitation) intended for large-scale mining projects an initial term of between 5 to 20 years, and are renewable as many times as is necessary until the resource is exhausted.

In all cases, the mining title must be held by a Senegal registered company. The holder of a mining title must also enter into a “Mining Convention” or “Mining Agreement” with the State. Under the 2003 Mining Code, a Mining Convention regulates the relationship between the parties for the entire duration of mining operations. A Mining Convention entered into under the 2003 Mining Code covers the exploration and exploitation phases of a project (article 87 of the 2003 Mining Code) and specifies the rights and obligations of the parties, which gives the title holder a stable legal and fiscal framework within which to operate.

Diamba Sud Exploration Permit

The Diamba Sud permit is an exploration permit (permis de recherche) which was granted to Boya in June 2015 under the 2003 Mining Code before the 2016 Mining Code came into effect and therefore it remains subject to the 2003 Mining Code for its duration and validity. The exploration permit was granted for an initial period of three years, subject to being renewed twice for additional periods of three years. It was last renewed on June 9, 2021, for a period of three years, being the second and final renewal which expired on June 9, 2024. However, Boya obtained a special two-year retention period to complete the works necessary for a PEA, and to conduct the environmental studies that are required in support of an application for a mining license. This retention period is valid until June 21, 2026, and requires the submission of a request for an exploitation permit before this date and at least four months before the expiry of the exploration permit.

The Diamba Sud exploration permit was granted before the 2016 Mining Code came into effect and therefore it remains subject to the 2003 Mining Code for its duration and validity, except for procedural documents (related to renewals, authorizations and permit applications) which are under 2016 Mining Code.

Boya Mining entered into a Mining Convention with the State of Senegal dated April 8, 2015. Under the 2003 Mining Code, the Mining Convention between the State and the titleholder regulates the relationship between the parties during the exploration and exploitation periods. It should be noted, however, that the State retains the sovereign

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prerogative to review or revisit certain fiscal terms during the exploitation permit approval process, and as such, the current framework may be subject to amendment.

The permit comprises two blocks, referred to as the DS1 and DS2 blocks, which are linked by a narrow strip of some 25 m width. This allows the two blocks to be classed as contiguous and form one permit area (Figure 4.1). Corner point (apex) co-ordinates for the concession in degrees, minutes and seconds are detailed in Table 4.1.

Figure 4.1 The Diamba Sud Permit Boundary and Location in Eastern Senegal

Figure prepared by Fortuna, 2024

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Table 4.1 Diamba Sud Permit Coordinates in Longitude and Latitude

Apex ID	Longitude (degrees, minutes and seconds)	Latitude (degrees, minutes and seconds)
D1	11° 29' 50.0388'' W	12° 57' 57.4632'' N
D2	11° 27' 11.3796'' W	12° 57' 55.3140'' N
D3	11° 27' 09.7416'' W	12° 53' 59.6508'' N
D4	11° 26' 31.6536'' W	12° 53' 59.1360'' N
D5	11° 26' 30.6564'' W	12° 52' 58.3500'' N
D6	11° 27' 49.8456'' W	12° 52' 58.1088'' N
D7	11° 27' 49.8276'' W	12° 51' 31.7232'' N
D8	11° 25' 51.5064'' W	12° 51' 31.7448'' N
D9	11° 25' 51.2364'' W	12° 45' 58.3128'' N
D10	11° 25' 24.4632'' W	12° 45' 58.5180'' N
D11	11° 25' 23.3976'' W	12° 44' 30.3936'' N
D12	11° 26' 41.5932'' W	12° 44' 30.3072'' N
D13	11° 26' 41.7408'' W	12° 45' 57.3372'' N
D14	11° 25' 52.0680'' W	12° 45' 58.2912'' N
D15	11° 25' 52.3452'' W	12° 51' 30.8988'' N
D16	11° 27' 50.7204'' W	12° 51' 30.8808'' N
D17	11° 27' 50.7168'' W	12° 53' 00.8988'' N
D18	11° 29' 54.1680'' W	12° 53' 01.5216'' N

The northern block, DS1, is approximately 46.56 km2 in area. The southern block, DS2, is approximately 6.31 km2 in area. The total area of the permit is 53.46 km2 (including the corridor of land that connects the two blocks). The DS1 block is centered upon co-ordinates 11° 28’ 23.17” W and 12° 55’ 46.55” N. The DS2 block, which is some 20 km to the south, is centered upon co-ordinates 11° 26’ 2.68” W and 12° 45’ 13.61” N.

4.2.3	Surface Rights

Mineral exploration permits, within their boundaries, entitle the holder on surface and indefinitely at depth, the exclusive rights to explore for the nominated mineral commodities specified (in this case, gold), as well as encumbrance-free disposal of materials extracted during the exploration process. Such permits allow for beneficial ownership to be held by a foreign entity, such as Fortuna, through Boya, its wholly owned Senegalese subsidiary.

Fortuna has full and unrestricted surface rights to the land covered by the exploration permit. The perimeter of the exploration permit is free to access and is not subject to any kind of restriction, subject to the applicable mining regulation.

The PEA assumes the granting of an exploitation permit which will provide Boya, within the boundaries of its perimeter, on surface and indefinitely in depth, with the exclusive rights to explore, extract and dispose of the nominated mineral commodities specified (in this case, gold).

4.3	Royalties

Under the Diamba Sud Mining Convention, and based on the 2003 Mining Code, the State of Senegal is entitled to a 3% royalty on the “carreau-mine value” of gold produced. The carreau-mine value of a mineral substance is calculated as the difference between its sale price and the total costs incurred between the mine site and the point of delivery.

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It should be noted, however, that the State retains the sovereign prerogative to review or revisit certain fiscal terms during the exploitation permit approval process, and as such, the current framework may be subject to amendment.

Additionally, under the 2016 Mining Code, holders of exploitation permits are required to contribute 0.5% of their annual turnover (excluding taxes) to a local development fund dedicated to promoting the economic and social development of local communities.

An annual surface fee is payable by holders of exploration permits as follows:

•	First period of validity – 5,000 West African CFA francs per km2 per year.

•	First renewal period – 6,500 West African CFA francs per km2 per year.

•	Second renewal period – 8,000 West African CFA francs per km2 per year.

Boya is currently paying a surface fee of 8,000 West African CFA francs per km2 per year related to the Diamba Sud exploration permit.

4.4	Permitting

Permitting is discussed in Section 20 of this Report.

4.5	Social and Environmental Considerations

Environmental and social considerations are discussed in Section 20 of this Report.

4.6	Comment on Section 4

In the opinion of the QPs:

•	The QPs were provided with a legal opinion that supported that the mining tenure held by Boya for the Diamba Sud Project is valid and that Boya has a legal right to exploration.

•	The QPs were provided with a legal opinion that supported that Boya has unrestricted surface rights to the land covered by the exploration permits held by Boya. Surface rights are sufficient in area for mining operation infrastructure and tailings facilities if the Project advances to a more advanced stage.

•	Fortuna is not aware of any environmental issues that may impact exploration or potential future operational activities at the Diamba Sud Project.

Fortuna advised the QPs that to the extent known, there are no other significant factors and risks that may affect access, title or right or ability to perform work at the Project.

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5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Accessibility

From Senegal’s capital city Dakar, the Project site is accessed via the all-weather paved N1 highway east–southeast 489 km to the regional center of Tambacounda. From Tambacounda, the paved N7 can be taken southeast 234 km to Kédougou where it joins the Kédougou–Saraya Road that connects Kédougou to the municipality of Saraya. From Saraya the paved N24 road, frequented by trucks taking goods to and from neighboring Mali, passes through the Diamba Sud permit area and continues through to the Senegal–Mali border. Due to frequent use by trucks carrying heavy loads, road conditions can be locally very poor. However, in almost all cases the main roads remain open to vehicles throughout the year. Access throughout the permit area is via a combination of paved and laterite roads, and dirt tracks.

Access by air is possible via an asphalt airfield in Kédougou. The Senegalese government has announced numerous plans to transform the airfield into an international airport with regular scheduled flights, but development of the airport is yet to take place. Thus, the only currently available options for flights are two charter companies that operate from Dakar with flights taking between 1.5 and 3 hours, depending on aircraft type.

5.2	Climate

Senegal lies within the semi-arid Sahel region of Africa, with the Project situated in the tropical savanna climate zone of southern Senegal, classified as Tropical Savanna (Aw) under Köppen-Geiger’s climate classification (Peel et al., 2007). This region experiences two distinct seasons: a dry winter from November to May and a wet summer from June to October, driven by the movement of the intertropical convergence zone (ITCZ). The wet season typically extends from June to September, peaking in August with high annual rainfall variability. Average annual precipitation is approximately 1,000–1,200 mm, distributed over 65 days, with very little to no rainfall during the dry season. Evaporation rates are higher, averaging around 1,900 mm annually.

The dry season is dominated by the warm, dust-laden east-northeast harmattan winds from the Sahara. Temperatures are hottest from February to June, averaging 24–41°C, and milder from July to January, ranging between 16–34°C. Daylight hours are relatively stable, varying from 11.4 hours in December to 12.9 hours in June.

The climate supports year-round mining and processing; however, the wet season can complicate surface exploration activities due to excessive vegetation growth, surface water, electrical storms, and abundant insects. Consequently, field exploration typically ceases between July and September.

5.3	Topography, Elevation and Vegetation

The Project is located in the Kédougou region in the southeast corner of Senegal, with an elevation ranging between 100–380 meters above sea level (masl). The highest point is Kouroudiako, a prominent ironstone hill in the southeast of the DS1 area, reaching 380 m AMSL. The region features low to moderate relief, consisting of broad lateritic plateaus, eroded valleys, and gentle slopes.

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The Project lies approximately 7 km from the western bank of the Falémé River, with drainage into three major streams that flow into the Falémé River, which drains into the Senegal River and ultimately the north Atlantic Ocean at St. Louis, approximately 180 km northeast of Dakar at the Senegal-Mauritania border.

The landscape primarily comprises forested savanna with patches of grassland and forest. Notable flora include baobab (Adansonia digitata), madd (Saba senegalensis), jujube (Ziziphus mauritania), and the locust bean tree (Parkia biglobosa). Larger trees are often localized along river channels where seasonal rivers flow and the lateritic plateau has eroded, while vegetation in the area is predominantly grass and small shrubs, characteristic of the climate.

5.4	Local Resources and Infrastructure

Gamba Gamba (population c. 640) is the closest village to the Project and the only village located within the permit area. The settlement of Karakaéné (population c. 3,253) is located 2.4 km west of the DS1 block boundary and is the largest local village. It largely consists of informal lodgings for artisanal miners in the area. Five very small rural settlements occur within 2 km of the tenement boundaries and these chiefly consist of wood and thatch huts connected by laterite roads and dirt paths.

There is a permanent Gendarme base camp (police post) approximately 2.4 km from Fortuna’s Gamba Gamba field camp. Barrick Gold also operates an exploration camp, Bambadji, adjacent to the Gendarme base camp.

5.4.1	Sources of Power and Water

There is no electricity from the national grid to this area of the country. Electricity is supplied to the exploration camp via diesel generators. Fresh water is pumped from underground aquifers and is treated at an in-house water treatment facility for use at the exploration camp.

5.4.2	Consumables

Apart from some fresh produce and supplies that can be sourced locally from Karakaéné and Gamba Gamba, most consumables and supplies are transported by road to the Project site either from Kédougou or Dakar (depending on availability).

5.4.3	Labor

Of all the nearby settlements, the town of Saraya and the village of Gamba Gamba are the two main sources of laborers. Skilled and professional workers can be sourced from other areas of Senegal.

5.4.4	Infrastructure

Infrastructure at the Project is limited to Boya’s Gamba Gamba field camp. This consists of a series of semi-permanent block accommodations and office buildings, a kitchen and mess hall, laundry, and ablution facilities. Temporary containerized accommodation and ablution units supplement the semi-permanent buildings during periods of increased exploration activities. Partially-enclosed drill core and sample preparation facilities and a basic workshop are also located within the camp boundary.

An Orange mobile network cellular tower is located at Karakaéné, and a booster tower has been installed outside of Barrick’s Bambadji camp, some 2.4 km to the northwest of the Boya exploration camp. Cellular signal is generally unavailable across the Project area, although 4G is available occasionally and in certain more favorable locations.

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Section 15 discusses the infrastructure assumptions for the PEA.

5.5	Comment on Section 5

In the opinion of the QP, there is sufficient surface area within the granted permit for the open pit, WRSFs, plant, TSFs, associated infrastructure and other operational requirements for the planned life-of-mine and mine plan discussed in this Report.

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6	History

Prior to 1993 there is no known or recorded systematic mineral exploration carried out on the property, although regionally the area was surveyed by the Bureau de Recherches Géologiques et Minières (BRGM) as part of the Senegal Plan Mineral in 1983.

The first recorded exploration activities were carried out by Anmercosa Exploration (Anmercosa, a subsidiary of Anglo American plc) from 1993–1996, as part of a joint venture agreement with Iamgold Corporation (Iamgold). This work was carried out over the larger Bambadji permit which at that time included the area currently referred to as Diamba Sud.

From 1997–1998, Ashanti Goldfields Corporation (Ashanti Goldfields) completed further exploration activities as part of a similar joint venture with Iamgold.

From 1999–2014, Iamgold conducted exploration activities at the Diamba Sud Project, either individually or as part of a joint venture. The area was relinquished as part of a renewal process for Bambadji and acquired by Boya in 2015.

6.1	Previous Owners and Results

6.1.1	Anmercosa, 1993–1996

From 1993–1996, Anmercosa conducted regional exploration activities over the Bambadji, Daorala and Boto Project areas. These activities included airborne geophysical surveys along with regional and local geochemistry and early drilling activity. No drilling was conducted on the Diamba Sud area.

6.1.2	Ashanti Goldfields, 1997–1998

Ashanti Goldfields also worked on the Bambadji, Daorala and Boto Project areas and continued to focus on the acquisition of geochemical data and, in addition, conducted some preliminary trenching and pitting in 1997 and 1998.

6.1.3	Iamgold, 1999–2014

From 1999–2014, Iamgold conducted limited prospecting activity over the Bambadji permit. The majority of the work conducted was in the eastern portion of the permit and not on the Diamba Sud area. The western part of the Bambadji permit was relinquished in 2014.

6.1.4	Boya Gold Pty Ltd 2015–2016

The Diamba Sud permit was granted in June 2015 to Boya, a subsidiary of Boya Gold Pty Ltd. (Boya Gold). From 2015 to 2016, Boya conducted regional soil geochemistry for gold using a 400 x 400 m grid, later infilled to 200 x 100 m in places, collecting 1,552 soil samples. Outcrop mapping was completed over a 37 km2 area, and 96 grab samples were collected.

Aircore and reverse circulation (RC) drilling was conducted by Minerex drilling. A total of 334 aircore holes with depths between 2 and 56 m were drilled for a total meterage of 3,358 m with 1,160 samples, including quality control samples, sent to the SGS laboratory in Bamako (SGS Bamako) in Mali for analysis. In addition, 9 RC holes, with maximum depths between 40 and 86 m, were drilled over two prospect areas in the south of the DS1 block at Dembakholi and Southern Arc for a total meterage of 650 m with 338 samples, including quality control samples. These samples were sent to SGS Bamako for analysis.

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6.1.5	Chesser Resources Ltd. 2017–2023

On July 12, 2017, Chesser completed the 100% acquisition of the issued capital of Boya Gold. As a result, Boya became an indirectly wholly-owned subsidiary of Chesser. During the period from 2017–2023, Chesser completed the drilling of 3,848 auger holes, totaling 34,174 m, targeting areas of potential gold mineralization.

Chesser commenced RC drilling in 2019. A total of 10 geochemical targets were RC drilled, totaling 476 holes and 58,396 m. The first core drilling at Diamba Sud was conducted in November 2019 over Areas A and D. In total, 127 core holes totaling 19,805 m were drilled between November 2019 and July 2023.

6.2	Geophysics

Chesser’s in-house geophysics team collected resistivity, conductivity and chargeability data over a large part of the DS1 block. In addition to induced polarization (IP), Chesser acquired high resolution magnetic data for the DS1 and DS2 blocks (Figure 6.1 and Figure 6.2). Whilst these datasets provided numerous additional prospects, Chesser had only drilled the surface geochemical prospects prior to the Project acquisition by Fortuna.

Figure 6.1 Second Vertical Derivative, Total Magnetic Intensity (TMI) at the Diamba Sud Project

Figure prepared by Fortuna, 2025

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Figure 6.2 Magnetic Analytical Signal for the Diamba Sud Project

Figure prepared by Fortuna, 2025

6.3	Other Work

Given the geological complexities encountered in the RC and core drilling campaigns Chesser commissioned petrographic studies of selected samples to be conducted by Dr. James Lambert-Smith at Cardiff University, UK.

A structural study of selected cores was also conducted by TECT Consulting, Cape Town. Both studies assisted with the understanding of the mineralization models and target selection during various drilling campaigns.

A mineral resource estimate was prepared in 2021. Chesser also began extensive environmental studies as well as community and stakeholder engagement programs.

6.4	Production History

There has been no commercial production at the Diamba Sud Project as at the effective date of this Report.

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7	Geological Setting and Mineralization

7.1	Regional Geology

The Diamba Sud Project is located within the West African Craton (WAC). The WAC consists of three domains:

•	The Northern African Reguibat Shield.

•	The Leo–Man Shield of sub-Saharan West Africa.

•	The Kedougou–Kenieba Inlier (KKI) northwest of the Leo–Man Shield in the Sahel region, which hosts the Diamba Sud deposits.

Regional geology is shown in Figure 7.1.

Figure 7.1 Regional Geological Map of the Leo–Man Shield and Kedougou–Kenieba Inlier, West Africa Craton

Kintinian — Sedimentary series
Kenyase SZ — Major shear zone
Shear zone
Country border
Greenstone belts and intrusive domains (abbreviated):
Be: Bélahouro belt
O-G: Oudalan-Gorouol belt
G-G: Gorom-Gorom domain
B-Y: Bouroum-Yalogo belt
T-F-G: Tenkodogo Fada
N'Gourma domain
Ho: Houndé belt
Bo: Boromo belt
Ba: Banfora belt
K-T: Koudougou-Tumu domain
B-B: Bolé-Bulenga domain
B-N: Bolé-Navrongo belt
W-L: Wa-Lawra belt
Ju: Julie belt
Go: Goren belt
Se: Sefwi belt
As: Ashanti belt
Ki: Kibi belt
O-F: Oumé-Fêttekro belt
Ya: Yanfolila belt
Sy: Syama belt
Ni: Niani belt
Ke: Kéniero belt
Nd: Niandan belt
Ma: Mako belt
Fa: Faléme belt
I-T: Ity-Toulépleu domain
Seg: Séguéla belt
Shear zones (abbreviated):
MTSZ: Main Transcurrent Shear Zone
GFBD: Greenville-Ferkessédougou- Bobo-Dioulasso Shear Zone
15°N
10°N
10°W
5°W
0°
Kédougou-Kénieba Inlier
Senegal
Mali
Kofi
Dialé-Daléma
Burkina Faso
Niger
Safane-Téhini
Siguiri
Kintinian
Bougouni
Banifing SZ
Boundiali-Bagoé
Bandama
Sassandra SZ
Sierra-Leone
Guinea
Baoulé-Mossi Domain
Wango-Fitini SZ
Jang SZ
Bolé-Nangodi SZ
Julie SZ
Jirapa SZ
Chako
Maluwe
Markoye SZ
Kénéma-Man Domain
GFBD SZ
Sambrigian
Haute Comoé
Bui
Ghana
Kenyase SZ
N'Zi-Brobo SZ
Sunyani-Comoé
Ketesso SZ
Bibiani SZ
Akyem
Kumasi
Ashanti SZ
Tarkwa
Aféma SZ
Liberia
Togo
Atlantic ocean
Côte d'Ivoire
SASCA Domain
N
0 200 400 km
*SASCA: Sassandra-Cavally domain (transition zone between the Paleoproterozoic and Archean domains)
Paleoproterozoic
Eburnean granites
Shallow water to subaerial sedimentary series
Deep water sedimentary series
Eoeburnean "Tonalite-Trondhjemite-Granodiorite-Diorite" (TTGD) plutons
Volcanic and volcano-sedimentary series
Archean continental crust

West African Craton, Sourced from Masurel et al. (2022).

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The WAC had a number of deformation events and a complicated metamorphic history with evidence of two main Paleoproterozoic orogenic cycles. The first phase of deformation (D1) between ca. 2,140–2,135 Ma was the Eoeburnean cycle, which caused region-wide contractional deformation and metamorphism. This was followed by the Eburnean cycle (D2), which commenced with basin formation between ca. 2,135 and 2,105 Ma. Basin formation continued into contractional deformation, basin inversion and predominantly greenschist metamorphism from ca. 2,105–2,100 Ma. Most of the gold mineralization in the region is associated with the Eburnean deformational event (Lambert-Smith et al., 2020). The Eburnean cycle ended at ca. 2,100–2,095 Ma with wrench-style deformation (Masurel, Quentin et al. (2022)). Docking of the Archean Kenema-Man Domain with the Paleoproterozoic rocks also occurred ca. 2,095 Ma. Reverse, normal and strike-slip faulting occurred throughout the western and southern parts of the WAC, both during and after high potassium-magmatism, between ca. 2,095–2,060 Ma (Masurel, Quentin et al. (2022)).

The Birimian of West Africa consists of shear-bounded, linear and arcuate trending volcanic belts/arcs that have north to north–northeast trends separated by wide metasedimentary basins. Large granitic batholiths intrude the volcanic and sedimentary rocks, which were accreted, deformed, and underwent greenschist metamorphism during the Eburnean Orogeny at about ~2.1 Ga (Masurel, Quentin et al. (2022)).

The Diamba Sud Project is located northwest of the Leo–Man Shield in the Kedougou–Kenieba Inlier (KKI). The KKI, an area of around 15,000 km2 is separated from the Leo–Man Shield by the overlying Neoproterozoic Taoudeni sandstones. These sediments unconformably overly all of the margins of the inlier apart from the western margin that is bounded by the Pan-African Mauritanides Belt (Lambert-Smith et al., 2016).

Evidence for the two main Paleoproterozoic orogenic cycles was observed in the KKI, with the first orogeny (D1) associated with reverse faulting and recumbent and overturned folding, and the second orogeny (D2) associated with a period of transcurrent deformation which involved upright folding and sinistral displacement along north-striking shear zones (Allibone et al., 2020). A third phase of transtensional deformation (D3) was identified to the east of the Falémé River, the timing of which coincides with gold mineralization at Barrick Gold’s Loulo deposit (Lawrence et al., 2013).

In the KKI, two major crustal shear zones were identified in the region, with both having proximal relationships to gold deposits. Additionally, other smaller, less continuous structures were identified or speculated upon in the inlier (Allibone et al., 2020; Diallo et al., 2020).

The northeast-striking Main Transcurrent Zone (MTSZ) forms a tectonic contact between the Dialé-Daléma Basin to the east and the Mako Volcanic Belt to the west. A number of gold deposits are associated with the MTZ, including Tomboronkoto, Massawa and Makabingui, with the Petowal and Sabodala deposits occurring further to the west but still within the structural vicinity of the MTZ.

The north-striking Senegal-Mali Shear Zone (SMSZ) initiated as a sinistral transpressional brittle-ductile shear zone during the phase of D2 deformation (Lawrence et al., 2013; Lambert-Smith et al., 2016). It is a 1–10 km wide corridor of varying deformation styles that bounds the western contact of the Kofi Series. It was a major conduit for hydrothermal fluids in the region with several gold deposits recognized on either side of the shear zone including the Gounkoto, Fékola and Boto deposits within the Kofi series to the east, and the Karakaéné deposit within the Falémé Volcanic Belt to the west. Although the presence of the SMSZ has been questioned recently (Allibone et al., 2020

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and Lambert-Smith et al., 2020), the possibility of the Falémé Batholith intruding and stitching a pre-existing regional structure where the SMSZ was delineated has also been postulated as a possible reason why this regional-scale lineament is not observed today (Allibone et al., 2020). Additionally, discontinuous structures observed today along where the SMSZ is interpreted to strike, may be the result of tectonic sealing of this regional-scale feature.

From east to west, the stratigraphy of the KKI consists of the following:

•	The Kofi series: consists of sedimentary rocks which are made up of a monotonous package of argillites, siltstones, and sandstones with subordinate volcaniclastic rocks, marbles, polymictic conglomerates and immature sandstones (Allibone et al., 2020; Lambert-Smith et al., 2016). The series is carbonate-rich, predominantly consisting of dolomitic marls, to the west of the series in close proximity to the Falémé Volcanic Belt (Lambert-Smith et al., 2016). The age of the Kofi series was constrained using detrital zircons to between ca. 2,153 and 2,113 ± 7 Ma with a maximum depositional age of 2120 Ma (Allibone et al., 2020). Dips of units within the Kofi series vary from 40˚ to greater than 50˚ and the units strike from north–-northwest to north–northeast within the Loulo mining district. The series is intruded by dolerite to monzodiorite dykes and small stocks of quartz–feldspar porphyry as well as smaller dykes belonging to the Falémé Volcanic Belt (Lambert-Smith et al., 2016). The larger Gamaye (2,045 ± 27 Ma) and Yatea monzogranite plutons also intrude into the Kofi series (Lambert-Smith et al., 2016).

•	The Falémé Volcanic Belt: subdivided into the plutonic and volcanic Falémé batholith and volcaniclastic and sedimentary Bambadji Formation (Allibone et al., 2020; Lambert-Smith et al., 2020). It is a ~16 km wide, north–northeast-trending belt that is bounded by the Kofi series to the east and the Dialé-Daléma Series to the west (Lambert-Smith et al., 2016). The eastern margin of the belt is composed of porphyritic monzonite, quartz monzonite, and minor granite of Highway pluton with dated ages of 2,076 ± 25 and 2,080 ± 11 Ma and the >100 km2 quartz monzodiorite and granodiorite Balangouma pluton with ages of 2,118 ± 16 Ma (Allibone et al., 2020). To the center–south of the belt, the >100 km2 Boboti pluton with an age of 2,080 ± 0.9 Ma outcrops alongside the South Falémé pluton composed of albitized diorites and magmatic breccias (2082 ± 1.1 Ma) and the Garaboureya pluton (Lambert-Smith et al., 2016). Volcanic and subvolcanic rhyolites with ages ranging from 2,064 ± 30 Ma to 2,099 ± 4 Ma also occur within the belt (Lambert-Smith et al., 2016). The western margin is composed of dioritic, granodioritic, granitic and leucogranitic rocks (Allibone et al., 2020). Other smaller plugs, stocks and dykes also occur throughout (Lambert-Smith et al., 2016; Allibone et al., 2020). Within the belt, the Bambadji Formation is composed of sandstones, siltstones, carbonates, volcaniclastic, conglomeratic, and fine-grained massive rocks which make up xenolith screens and roof pendants within the Falémé batholith (Allibone et al., 2020; Lambert-Smith et al., 2016). These rocks have dips <35˚ and unconformably overlie the Kofi series (Allibone et al., 2020). The Bambadji Formation rocks were deposited between ca. 2,085–2,071 Ma (Allibone et al., 2020). The Falémé Volcanic belt hosts hypogene magnetite and supergene enriched iron skarn deposits (Lambert-Smith, 2014).

•	The Dialé-Daléma series: Made up of predominantly volcaniclastic, siliciclastic, and subordinate carbonate rocks that are isoclinally folded (Lambert-Smith et al.,

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2016). It is bounded by the Falémé Volcanic Belt to the east. The Main Transcurrent Zone forms a tectonic contact in the west with the Mako Volcanic Belt. Zircon dating of basalts from the series return an age of 2,165 ± 0.9 Ma (Lambert-Smith et al., 2016). The peraluminous two-mica S-type Saraya Batholith intrudes into the southern–central part of the KKI and into the Dialé-Daléma series. The batholith covers an area of ~2,000 km2 and is made up of several plutonic bodies of granodiorite to granite composition, which were emplaced between 2,079 ± 2 Ma and 2,061 ± 15 Ma (Lambert-Smith et al., 2016).

•	The Mako Volcanic belt: The 20–40 km wide north–northeast-trending Mako Volcanic Belt is composed of bimodal volcanic rocks and forms the westernmost outcrop of Paleoproterozoic rocks in the KKI (Lambert-Smith et al., 2016). It is bounded by the Mauritanides belt to the west and shares a tectonic contact (MTZ) with the Dialé-Daléma series to the east. The belt is composed of pillowed tholeiitic basalts, dolerites, and gabbro’s intercalated with pyroclastics, rhyolites, felsic tuffs and subordinate ultramafic rocks, and clastic and carbonaceous rocks (Dioh et al., 2006). The 120 km long and 20 km wide Kakadian plutonic complex intrudes into the Mako Volcanic Belt on the western edge of the belt (Dioh et al., 2016). It consists of four main units; (1) the tonalitic to dioritic Sandikounda amphibolite-gneiss complex (SAG) with an age of 2,205 ± 15 Ma; (2) the hornblende-gabbro, diorite, migmatite and hornblendite Sandikounda layered plutonic complex (SLPC) with a crystallization age of 2,171 ± 9 to 2,158 ± 8 Ma; (3) the tonalite and granodiorite Laminia dated at 2,138 ± 12 to 2,105 ± 8 Ma and monzogranite Kaourou (2,079 ± 6 Ma) plutonic complex (LKPC); and (4) the biotite-granodiorite Badon pluton to the south of the complex with an age of 2,198 ± 2 Ma (Lambert-Smith et al., 2016).

7.2	Local Geology

7.2.1	Lithologies

The Project is located within the Loulo Mining district within the Kofi series. Numerous gold deposits held by third parties occur within the vicinity of the Diamba Sud permit, including the Karakaéné, Gounkoto, Yalea, and Gara deposits alongside several other satellite deposits.

Lateritic weathering and duricrust formation is still active in the region. Apart from hills and resilient lithologies, much of the terrain is covered by lateritic material resulting in limited exposure of sub-cropping geology.

Oxidation depth in the region is highly variable, but is generally several tens of meters, occasionally down as far as 70–80 m. In some areas near major drainages, thick colluvial material cover large tracts of land and close to the Falémé River, small lenses of lateritized alluvial deposits can be observed. Additionally, colluvium is also observed on the slopes of the Falémé iron skarn hills.

The SMSZ runs adjacent to the contact between the Falémé Volcanic Belt and the Kofi series to the east of the permit. Faults in the local area are generally north- to northeast-striking, with predominantly north-striking bedding and foliation (Allibone et al., 2020).

The geology local to the Diamba Sud Project is dominated by plutons belonging to the Falémé Volcanic Belt as well as roof pendants and xenolith screens of the Bambadji Formation. This formation also uncomformably overlies the Kofi series sediments that subcrop to the east (Allibone et al., 2020).

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At the westernmost extent of the Kofi series, north-striking altered marbles and strongly albilitized lithologies with identified and unidentified protoliths are prevalent (Allibone et al., 2020). The Kofi series in the area is dominated by undifferentiated sandstones and siltstones with minor conglomerate and breccia (Lambert-Smith et al., 2020). Several dolerite dykes of various orientations intrude the Kofi series and plutonic rocks of the Falémé Volcanic Belt.

The Falémé Volcanic Belt within and surrounding the permit area is made up of the Highway pluton and a range of smaller plugs and dykes. The Balangouma pluton and heterogeneous granitoids adjacent to it occur to the north of the permit, with the Boboti and Garaboureya plutons outcropping to the south of the permit. The Bambadji Formation is also mapped to subcrop within and surrounding the permit, forming xenolithic screens and roof pendants within the Falémé Volcanic Belt, as well as unconformably overlying the Kofi series to the east (Allibone et al., 2020).

Iron endo- and exoskarns, some structurally controlled along faults, occur within the Falémé Volcanic Belt, the Bambadji Formation and on western portions of the Kofi series (Lambert-Smith et al., 2020). A genetic link between iron skarn mineralization and gold mineralization has been proposed based on the proximal locations of these deposits, the involvement of high temperature FeCl2-rich brine, and from mineral paragenesis at the Sadiola deposit (Allibone et al., 2020). Additionally, the Karakaéné Ndi iron skarn, north of Afrigold’s Karakaéné mine, has been a target of significant artisanal workings. Named iron skarns inside and within the vicinity of the Project include the Karakaéné Mbah, Karakaéné Ndi and Kouroudiako iron skarns, with other unnamed skarns of various volumes also outcropping in the region (Lambert-Smith et al., 2020).

Sedimentary sequences not confirmed to belong to the Bambadji Formation and possibly belonging to the Kofi series or part of the Diale-Dalema basin are also present within the permit area. These consist of marls, carbonates, polymictic matrix-supported breccias and intensely hydrothermally altered lithologies, some of the protoliths for these lithologies cannot be identified. Granites belonging to the Falémé batholith intrude into these sedimentary units.

Both the Falémé batholith and sedimentary sequences are intruded by late, predominantly sub-vertical, diorite dykes. A number of iron endo- and exoskarns also occur in the area and these form prominent topographic highs, inside and outside of the permit.

7.2.2	Tectonic Setting

The Birimian rocks of the Kédougou-Kéniéba inlier have been affected by a polycyclic deformation and metamorphic history related to the Eburnean Orogeny Three major deformation phases were identified: a collisional phase (D1) associated with the initial accretion of the Birimian, and two transcurrent phases (D2–D3) associated with the formation regional-scale north-south shear zones. At the scale of the Kédougou-Kéniéba inlier, the D2–D3 deformation is clearly related to the two regional transcurrent ductile structures i.e.: the northeast-trending MTZ, and the SMZ

The tectonic history of the region can be summarized as follows:

•	Early Proterozoic: deposits of clastic, pelitic, greywacke, carbonate, and volcano-sedimentary units.

•	Eburnean Orogeny: metamorphism (greenschist facies) of sediments to form quartzites, schists, and marbles, (Birimian D1, D2, D3).

•	Late Proterozoic: uplift, erosion, and peneplanation of Birimian rocks.

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•	Late Proterozoic to Carboniferous: deposition of clastic sediments (mostly sandstones) of the Taoudeni Basin.

7.2.3	Alteration

Alteration at Diamba Sud is dominated by at least two successive phases of albite ± carbonate ± hematite alteration, with localized potassium (K)-feldspar alteration in mineralized and intensely altered samples. Several lithologies also display albitization, tourmalinization, and sericite–chlorite alteration.

Albitization has affected the host rocks at Diamba Sud. This early phase of albitization is generally relatively iron poor, producing more muted pale orange or beige colors than later albite–hematite–carbonate alteration. Similarly, an early phase of tourmalinization is also seen.

In general, moderate to intense albite–hematite–carbonate ± quartz–chlorite–tourmaline–pyrite alteration has affected most lithologies to varying degrees.

Almost all lithologies exhibit (relatively) late carbonate alteration in the form of carbonate (mostly dolomite) porphyroblasts that overprint the host lithologies. The precise paragenesis of these porphyroblasts is unclear but they are likely related to the later stage of carbonate ± quartz–chlorite–tourmaline–pyrite veining and breccia cement that affects a significant number of mineralized zones

Sericitization of feldspars is also widespread and is likely to post-date the main phase of alteration.

7.2.4	Mineralization

Mineralogy related to mineralization at Diamba Sud is relatively simple, consisting dominantly of pyrite with minor pyrrhotite, chalcopyrite and magnetite. Primary gold is generally associated with pyrite or as free millimeter scale grains.

There does not appear to be a preferential host lithology, with gold mineralization (>1 g/t Au) hosted in most rock types, except for weakly-altered fine grained sedimentary rocks, although there is a bias towards hydrothermally brecciated carbonate units. Most of the mineralization is hosted in a combination of disseminated pyrite, minor veinlets and hydrothermal breccia cement.

The predominant mineralization style is orogenic lode gold with supergene enriched saprolitic zones specifically in Area D. This style of mineralization can occur as veins or disseminations in altered (often silicified) host rocks or as pervasive alteration over a broad zone.

Gold mineralization is both structurally and lithologically controlled and can occur within granites, argillites, tectonic breccias and carbonates. Supergene enrichment of the near surface in some deposits has also taken place with significant mineralization of this style present within Area D.

Most of the mineralization at Diamba Sud is hosted within variably brecciated sedimentary, predominantly carbonate units, where structures that acted as fluid conduits intersected the units allowing fluid flow. Hydrothermal breccia zones within Area A host some of the highest grades within the hypogene mineralized zones from Diamba Sud. The high permeability and porosity of these rocks, in addition to friction and attrition generated at clast boundaries due to strain, allowed fluid to move into this unit and deposit the auriferous pyrite. A precursor phase of albitization and hematization prepared

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the breccias for a later phase of auriferous pyrite-hematite-albite-carbonate-quartz mineralization.

Mineralized structures also occur throughout the intrusions in the area, with auriferous pyrite ± carbonate veins exploiting shear zones that cut through the granitoids.

In Area D, mineralization which occurs within carbonate lithologies exploits styolites that were opened and acted as fluid conduits for auriferous pyrite-bearing fluids. Altered marls, sandstones and tectonic breccias also host mineralization. However, supergene enrichment appears to occur predominantly over the altered and bleached marls. Mineralization within the oxide is associated with goethite, hematite and kaolinite alteration assemblages.

7.3	Deposit Geology

Exploration has identified seven gold deposits and several prospects located in the DS1 block. These include the Area A, Area D, Karakara, Kassassoko, Western Splay, Moungoundi, and Southern Arc deposits, as well as the Gamba Gamba North, Area A North, Area D South, and Kouroudiako prospects. These deposits all form part of a single mineralizing system with local variability influenced mainly by intensity of brecciation, alteration and later supergene processes. The Bougouda prospect is located in the DS2 block. The deposits and prospects within the DS1 block are shown in Figure 7.2. The location of the Bougouda prospect is provided in Figure 10.1.

The relationship between the different structural regimes present remains unclear with work continuing to resolve the relationship and timing with the broader SMSZ and intrusion related history. Strong metasomatism and phases of hydrothermal and tectonic brecciation have complicated determining key associations.

The paragenetic sequence has been divided into two main stages based on consistently overprinting relationships. During stage I early fluids cause hematite carbonate silica ± albite ± tourmaline alteration and is associated with fine fractures, brecciation and disseminated pyrite. Tectonic breccias were also active at this time as evidence by fragments of hematite altered dolomite.

The early fluids are interpreted as being oxidizing (hematization) and slightly alkaline (albitization). If the early fluid was not CO2 rich to start with, it would have become so after equilibration with the carbonate rich sedimentary sequence.

Stage II carbonate ± quartz veins and hydrothermal breccia always overprint Stage I parts of the paragenesis (including tectonic breccias). These breccias formed during interpreted explosive decompression which resulted in significant dilation and intense carbonate alteration/replacement. The carbonate alteration can be locally intense and texturally destructive to the point where it can be difficult to identify the protolith.

The bulk of the gold was deposited during Stage II with gold mineralization associated with late carbonate ± quartz veining and hydrothermal breccia overprinting dolomite, monzonite intrusive and tectonic breccia. Gold mineralization is closely associated with finely-disseminated pyrite.

It is also recognized that, in contrast to much of the typical Birimian style mineralization, mineralization is preferentially hosted in breccia bodies and does not generally follow simple planar structures. Determining the path of these breccia bodies (fluid pathways) is a focus for further exploration. Much of what presents as broad-scale fault and fracture zones is generally post mineralization.

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Figure 7.2 Geological Map of Diamba Sud DS1 Block Showing Deposits and Prospects

230,000 mE
232,000 mE
234,000 mE
Legend
Hydrothermal albitite
Calc-alkaline lavas volcan rocks
Dialé-Daléma sedimentary rocks
Dioritic to monzonitic, metaluminous calc-alkaline rocks
Kakadian Batholith
Kofi Series metasedimentary rocks
Peraluminous monzogranite and granite
Tholeiitic basalts
Volcaniclastic sediments and carbonate rocks
Deposits
Prospects
Diamba Sud
Senegal
Mali
KKI Geology
BOYA
Société de Fortuna Silver Mines
Gamba Gamba North
Area A North
Area A
Area D
Karakara
N
0
1
kilometers
Scale 1:35,000
Moungoundi North
Moungoundi
Western Splay
Southern Arc
Kassassoko
Kouroudiako
232,000 mE

Figure prepared by Fortuna, 2025

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7.3.1	Area A

Area A comprises volcano-sedimentary, sedimentary rocks and hydrothermal breccias that appear to be tightly folded into an antiformal structure sandwiched between granodioritic intrusions (Figure 7.3).

Figure 7.3 Schematic Cross-Section of Area A Looking North

Figure prepared by Fortuna, 2025

Gold mineralization coincides with the breccia–carbonate and breccia–-intrusive contact zones, with brecciation providing conduits for mineralizing fluids, and further enhanced by alteration and degradation of some of the carbonate units, likely associated with emplacement of acidic mineralizing fluids. The mineralization trends north–south and at depth is moderately dipping (40–50º) to the west. Near surface, there is evidence to suggest that the antiform is refolded towards the east and the mineralized zones are more shallow dipping towards the west. Mineralization has been drill-defined along an approximate 500 m strike with a cumulative width of up to 200 m across strike. Mineralization continuity tends to reflect the underlying distribution of brecciated carbonate units with individual zones able to be traced over several tens to hundreds of meters, and remains open at depth and will be subject to future drilling.

Mineralization is largely represented by pods and agglomerations of pyrite–gold with occasional chalcopyrite–galena, hosted in strongly albite–hematite ± potassic feldspar–quartz-altered hydrothermal breccias. Higher-grade zones appear to be related to fluids damming up against less permeable rocks at the top of the structure. Although there is a

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strong geochemical anomaly above Area A, most of the mineralization is seen at depth in fresh rock and there is very little oxide mineralization.

Structurally Area A is located on the south side of a northeast–southwest-trending splay of the SMSZ.

7.3.2	Area D

The Area D deposit is dominated by carbonates (marls, limestone), sandstones, greywackes, tectonic and hydrothermal breccias (Figure 7.4) with granodioritic intrusions to the immediate southeast.

Figure 7.4 Schematic Cross-Section of Area D Looking North

Figure prepared by Fortuna, 2025

These rocks dip gently (30–45º) to the northwest, but some localized folding is noted. Granodiorite lithologies are seen at depth to the east of the zone where it merges with the western extension of Area A. Structurally Area D is on the northern side of the SMSZ splay, and locally the rocks appear less fractured and deformed than at Area A, however Area D is notable for the depth of weathering which reaches 70 m in places.

Similar to Area A, gold mineralization coincides with the hydrothermal and tectonic breccia-carbonate zones, with brecciation providing conduits for mineralizing fluids, and further enhanced by alteration of some of the carbonate units. Mineralization is largely represented by pods and agglomerations of pyrite–gold, hosted in strongly albite–hematite ± potassic feldspar–silica altered hydrothermal breccias, although the extensive oxidation and supergene enhancement to a depth of up to 70 m makes identification of the host lithology and original sulfide species difficult.

Mineralization is continuous as a series of lenticular zones across several drill sections, for 50 to 150 m and has been drill defined along a 500- m strike with a cumulative cross-

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strike width of 500 m. Mineralization occurs at depth within the fresh rock, but it is more sporadic and lower grade.

7.3.3	Karakara

The Karakara deposit is located 1.2 km southwest of Area D coincident with the interpreted northeast–southwest-trending structure associated with Area A and Area D.

The geology of Karakara is structurally complex but at its simplest it is a series of intercalated carbonate sediments, sandstones and volcaniclastic rocks with a variable dip to the east, and sandwiched to the east and west by granitic intrusions. Folding of the sediments is observed and this may be a control on the mineralization (Figure 7.5). Unlike Area D, the weathering profile is shallow at generally less than 5 m.

Figure 7.5 Schematic Cross-Section of Karakara Looking North

DSR360
DSR359
DSDD524
DSDD072
DSR338
DSR747
DSR362
DSDD240
DSR872
DSDD209
DSDD393
DSDD504
DSDD213
DSDD505
150
100
50
-0
-50
96m
120m
156m
140m
182m
180m
180m
160m
150m
185m
140m
221m
251m
Laterite
Saprolite
Late Diorite dykes
Hydrothermal Breccia
Tectonic Breccia
Diorite
Granite
Volcanoclastic rocks
Limestone
Altered diorite
Mineralized envelope
Pit Shell July 2025
Looking North
0m
50m
Datum: WGS84_Z29N
231540
231590
231640
231690
231740
231790
231840
231890

Figure prepared by Fortuna, 2025

Gold mineralization is predominantly associated with quartz–carbonate–hematite–albite–pyrite alteration within hydrothermally-altered and brecciated sedimentary rocks near intrusive contacts, with these interpreted as favorable sites for increased deformation and brecciation and hydrothermal fluid flow. Some mineralization in the granites has also been observed as small scale shear zones. Pyrite is the dominant sulfide species with minor associated pyrrhotite.

Mineralization at Karakara has been drill defined along a 400 m by 50 m zone and remains partially open at depth.

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7.3.4	Kassassoko

The Kassassoko deposit is located 2.5 km south of Karakara and has been exploited by artisanal miners since 2022. Mineralization at Kassassoko was discovered via several altered granite rock chips recovered from artisanal pits returning elevated gold grades. Weathering is shallow at less than 5 m below surface.

The geology at Kassassoko is characterized by a series of late-stage northeast–southwest-oriented aphanitic diorite dykes, clearly delineated within the high-resolution magnetic images. These dykes intrude near-vertically into the granite host. There is also an amorphous porphyritic diorite that appears to have intruded sub-horizontally from the southeast of the area and an extensive carbonate sequence is noted to the west (Figure 7.6).

Figure 7.6 Schematic Cross-Section of Kassassoko Looking North

Figure prepared by Fortuna, 2025

Mineralization is hosted within the granite, which has undergone alteration to varying degrees of intensity by albite–hematite–pyrite–silica alteration minerals. Mineralization is typically observed adjacent to the diorite dykes within granite, indicative of a relationship between these intrusive contacts and the distribution of gold within the deposit.

Mineralization has been drill defined along a 600 m strike and 150 m across strike and remains open at depth. Further drilling is planned to test the depth extensions.

Geological mapping in the area has delineated the weathered granite host at surface adjacent to aphanitic diorite dykes. Northeast- to southwest-trending features evident in high-resolution magnetic images support the extension of this zone along a strike of approximately 700 m to the northeast, towards the Southern Arc prospect and to the southeast of Kassassoko, towards the permit boundary.

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7.3.5	Western Splay

The Western Splay deposit is located approximately 5 km to the southwest of Area A. This deposit was first recognized by grab sample anomalies in 2016 and has been subject to some artisanal mining since discovery.

Geology is dominated by granite and diorite/gabbro rocks intruding a suite of volcanoclastic tectonic breccias and sedimentary rocks including carbonates, resulting in the rocks being locally brecciated and highly altered. A late phase porphyritic diorite intrusion crosscuts all earlier lithologies. Gold mineralization is associated with the granite/metasediment contact and also hosted in silica–hematite–albite–carbonate-altered limestones and hydrothermal breccias (Figure 7.7).

Figure 7.7 Schematic Cross-Section of Western Splay Looking North

Figure prepared by Fortuna, 2025

Mineralization is largely represented by pods and agglomerations of pyrite–gold hosted in strongly albite–hematite ± potassic feldspar–quartz-altered hydrothermal breccias. Drill defined continuity has been shown along strike for 350 m, extending across strike for an aggregate of up to 250 m. Several sections remain open at depth beyond the deepest drilling to 150 m, with further deeper drilling planned.

7.3.6	Moungoundi

The Moungoundi deposit is located approximately 1.7 km to the southwest of Karakara. It was discovered by soil geochemistry and was subject to artisanal mining activities from 2018 to 2022.

The main lithologies encountered are carbonates, often associated with magnetized ferrous skarn, tectonic breccias, sandstones and hydrothermal breccia, and granite. These assemblages are crosscut by later sub-horizontal diorite dykes.

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Gold mineralization is interpreted to strike northeast and dip to the northwest, becoming subvertical in the east. Mineralization is associated with strong silica–carbonate–-hematite–albite alteration, accompanied by pyrite, and is mostly hosted by tectonic breccias, carbonates and hydrothermal breccias along the contact zones of the intrusive bodies (Figure 7.8).

Figure 7.8 Schematic Cross-Section of Moungoundi Looking North

Figure prepared by Fortuna, 2025

7.3.7	Southern Arc

Located approximately 4 km south of Area A, Southern Arc was one of the earliest identified targets at Diamba Sud, located by soil and grab sampling in 2015. It has been subject to some artisanal mining since discovery.

The main lithologies comprises an intercalated sequence of variably porphyritic diorite, volcaniclastics and carbonate/limestone units with extensive tectonic and hydrothermal breccia development, and extensive metasomatism and hematitic alteration making identification of the protolith complicated at times. The carbonate sequences are generally preferentially mineralized, especially where brecciated, hosting extensive pyrite (plus gold) development (Figure 7.9). Weathering is shallow to generally less than 5 m depth.

Gold mineralization is interpreted to strike northeast and dip 30–50º to the northwest, in the east. Mineralization is associated with strong silica–carbonate–-hematite–albite alteration, accompanied by pyrite, and is mostly hosted by tectonic breccias, carbonates and hydrothermal breccias.

Mineralization has been drill defined over an area of 750 x 300 m to a depth of approximately 150 m where it remains open at depth and along strike indicating potential for further extension. Additional drilling is planned to better define the full extent of Southern Arc mineralization, both along strike and at depth.

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Figure 7.9 Schematic Cross-Section of Southern Arc Looking Northeast

Figure prepared by Fortuna, 2025

7.4	Comment on Section 7

In the opinion of the QP, knowledge of the settings, lithologies, and structural and alteration controls on mineralization at the Area A, Area D, Karakara, Kassassoko, Western Splay, Moungoundi and Southern Arc deposits is sufficient to support Mineral Resource estimation.

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8	Deposit Types

8.1	Mineral Deposit Type

In keeping with the majority of the gold deposits found in the KKI, gold mineralization at Diamba Sud is considered to be of the orogenic type.

The KKI is associated with Paleoproterozoic-aged epigenetic gold deposits which occur in 2.25 Ga to 1.90 Ga granite-greenstone belts of the Birimian which were deformed and metamorphosed during the Paleoproterozoic Eburnean orogeny. Despite the abundance of known deposits, much of the region remains poorly explored.

The orogenic gold deposits in the Birimian Province have been classified into three groups: (pre-, syn-, and post-orogenic). The characteristics of the mineralization seen at Diamba Sud are most similar to those of the post-orogenic class.

Orogenic gold deposits exhibit a range of styles depending on metamorphic grade, setting, fluid type, and fluid/confining pressure. They often include spatially associated quartz shear veins, extension vein arrays, shear zone and disseminated sulfide styles. Vein dominated styles contain quartz–carbonate ± albite ± K-feldspar with up to 10% sulfides (pyrite with minor base metals) and associated Fe-carbonate albite, chlorite, scheelite, fuchsite and tourmaline as associated vein and hydrothermal alteration assemblages. Vein systems and shear zones are often semi-brittle in style, including both brittle veining styles (extension veins and fault hosted brecciated shear veins), which alternate with periods of ductile deformation, producing sequences of early folded and younger less strained vein systems during latter periods of regional deformation at peak to immediate post-peak metamorphic timing. Sigmoidal extension vein arrays are often present and are typical of the deposit style. This deposit type often also has great vertical extent providing potential for discovery of significant down dip and down plunge continuations of mineralized zones. Globally orogenic deposits are typically localized adjacent to major faults (shear zones) in second and third order shear zones within volcano-sedimentary (greenstone and sedimentary) belts between granitic domains. Fluid sources for these systems are often controversial: they generally involve a dominant metamorphic fluid component, consistent with their setting and relative timing, however in many districts, there is evidence for a contributing magmatic fluid inducing early oxide-rich alteration assemblages.

8.2	Comment on Section 8

The gold deposits in Diamba Sud are classified as Birimian-style mesothermal orogenic gold deposits. Although not formally classified as such, the gold deposits of Diamba Sud show similarities to the post-collisional, atypical orogenic Loulo/Falémé-style deposits (Thebaud et al., 2020). This tentative classification is based on the correlation between the mineral assemblages, geochemistry and the structural and lithological controls on mineralization with that of the nearby deposits classed as the same type which sit in close proximity to the SMSZ.

In the QP’s opinion an exploration model that uses an orogenic deposit model is reasonable as a regional targeting tool.

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9	Exploration

9.1	Historical Exploration Activities

Exploration activities conducted by owners of Diamba Sud prior to Fortuna are detailed in Section 6 of this Report.

9.2	Exploration Activities Conducted by Fortuna

Since Fortuna’s acquisition of Chesser in September 2023, exploration work has focused primarily on resource definition and extension drilling at the nine advanced prospect areas within the permit as detailed in Section 10 of this Report.

Auger geochemistry is ongoing, with a small program of infill auger conducted in early 2025 between Karakara and the southern boundary of the DS1 block. A total of 645 holes were completed for 4,169 m. Auger collars are recorded with a hand-held DGPS, samples are logged into a portable device and samples analyzed by Olympus Vanta portable X-ray fluorescence (XRF) analyzer, using Portable ppb’s proprietary DetectORE process. A total of 22 samples returned results >100 ppb Au. One sample located ~300 m northwest of Western Splay returned 510 ppb Au. Sample locations with their assays are shown on Figure 9.1.

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Figure 9.1 Fortuna Auger Sampling Results Across Portion of Northern Block of Daimba Sud Property

229,000 mE
230,000 mE
231,000 mE
232,000 mE
233,000 mE
234,000 mE
235,000 mE
Area A
Area D
Auger_Au_ppb
>500
200 to 500
150 to 200
100 to 150
50 to 100
25 to 50
0 to 25
collar
N
1,429,000 mN
1,428,000 mN
1,427,000 mN
1,426,000 mN
Karakara
DS1
DS2
Moungoundi
Southern Arc
Western Splay
Kassassoko
0
1,500
meters
WGS84 UTM 29N

Figure prepared by Fortuna, 2025

9.3	Exploration Potential

9.3.1	Bougouda

The Bougouda prospect is located in the DS2 block, approximately 20 km south of Areas A and D.

The main lithology at Bougouda is an altered dioritic intrusive crosscut by multiple northeast trending shear zones. Gold mineralization is hosted by steeply dipping quartz-hematite-pyrite carbonate veins within the shear zones.

As of the effective date of this Report, four such quartz veins with a total length of 1,800 m have been discovered at Bougouda but artisanal mining activities on several other quartz veins indicate further potential.

9.3.2	Gamba Gamba North

The Gamba Gamba North prospect is located in the far west of the DS1 block and abuts the boundary with the adjacent Afrigold mining license.

The prospect is divided into two areas, west and east, with the west area being the most interesting, dominated by granite and volcaniclastics. The target area is approximately

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250 m long and 150 m wide. In the western part of the tenement the geology comprises volcaniclastic lenses within a granitic intrusion with late north south trending diorite dykes. Gold mineralization is sporadic and hosted in the north–south-striking and steeply west dipping volcanoclastic/granite contact. The eastern zone is dominated by carbonates and volcaniclastics and is yet to be evaluated.

9.3.3	Other Prospects

The other prospects identified to date including Area A North, Area D South and Kouroudiako have been identified as extensions of existing mineralized trends and, as of the effective date of this Report have received limited or no additional exploration work.

Potential for further mineralization is good within the Diamba Sub permit, with several surface geochemical anomalies still untested by drilling, several others have been drilled with encouraging results but not sufficiently to estimate resources and a wide variety of geophysical targets generated by Chesser are yet to be drill tested.

The structurally complex nature of the permit area dictates that potential mineralization is likely to be of a similar nature and size as the deposits already drilled. Thus far the majority of the drilling conducted has been on near-surface geochemical anomalies. There is some evidence to support mineralization at depth and the possibility of blind mineralization that does not reach surface also exists.

9.4	Comment on Section 9

In the opinion of the QP:

•	The mineralization style and setting of the Diamba Sud Project is sufficiently well understood to support the Mineral Resource estimation.

•	Exploration methods are consistent with industry practices and are adequate to support continuing exploration and Mineral Resource estimation.

•	Exploration results support Fortuna’s interpretation of the geological setting and mineralization.

•	Continuing exploration may identify additional mineralization that may warrant drill testing.

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10	Drilling

10.1	Drilling Conducted by Chesser

10.1.1	Auger Drilling

Within the Diamba Sud permit, a first pass auger drill program on a 400 x 100 m grid was completed. Follow up auger infill programs on a 200 x 25 m grid, and later 25 x 25 m grids were completed, targeting zones that produced anomalous gold from the first pass auger drill program. During both the first pass and infill programs, auger drilling was routinely halted at 3 m into the weathered bedrock/saprolite. Typically, each auger hole was drilled through three layers:

•	Ferricrete.

•	The mottled zone between ferricrete and saprolite.

•	Saprolite.

A representative sample of each of these layers was collected, with samples from the saprolite and mottled zone sent to the SGS Bamako laboratory for analysis.

In total 3,848 auger holes were drilled, totaling 34,174 m. All samples were assayed for gold at SGS Bamako, and the majority were also analyzed with a Niton XL5 Pxrf for a variety of other elements.

The resulting gold anomalism map is shown in Figure 10.1. A total of 10 drill targets were defined and drilled between 2019 and 2023.

Chesser drilled Area A and discovered near-surface mineralization in highly-altered hydrothermal breccias. Drilling then moved to Area D where mineralization was also discovered in the near-surface oxide material.

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Figure 10.1 Contoured Auger Sampling Results Across the DS1 and DS2 Blocks of the Diamba Sud Project.

Figure prepared by Fortuna, 2025

10.1.2	RC and Core Drilling

Chesser commenced RC drilling in 2019. Drill contractors included Minerex Drilling Contractors Ltd (MINEREX), International Drilling Company (IDC) and Forage Technique Eau Drilling (FTE) during various campaigns through to July 2023. A total of 10 geochemical targets were RC or RC with core tail (RC-DDT) drilled, totaling 493 holes and 60,213 m. All holes were sampled at 1- or 2-m intervals in the oxide material and at 1-m intervals in the fresh rock. All samples were submitted to SGS Bamako or the ALS laboratory in Burkina Faso, (ALS Burkina Faso).

The first core drilling at Diamba Sud was conducted in November 2019 over Areas A and D. In total, 116 core holes totaling 18,263 m were drilled between November 2019 and July 2023.

Figure 10.2 shows the collar locations for the Chesser drilling. Table 10.1 details the number of holes and meters drilled by prospect.

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Figure 10.2 Location Map of RC and Core Drill Holes Completed by Chesser

DS1
230,000 mE
232,000 mE
234,000 mE
Gamba Gamba North
1,430,000 mN
Area D
Area A
Chesser Drillholes
DD
RC
Diamba sud Permit Outline
Karakara
1,428,000 mN
kilometers
Moungoundi
Southern Arc
Kouroudiako
Western Splay
1,426,000 mN
Kassassoko
To DS2
To DS1
Bougouda
DS2
meters
DS1
DS2

Figure prepared by Fortuna, 2025

Table 10.1 Reverse Circulation and Core Drilling Conducted by Chesser

Area	Core		RC		RC-DDT			Total
	No. Holes	Meters	No. Holes	Meters	No. Holes	Meters RC	Meters Core	No. Holes	Meters
Area A	22	4,835	174	21,716	23	3,898	1,028	219	31,477
Area D	70	8,602	106	12,299	3	122	225	179	21,248
Karakara	22	4,508	52	6,973	-	-	-	74	11,481
Western Splay	-	-	43	4,617	-	-	-	43	4,617
Kassassoko	2	318	13	1,274	-	-	-	13	1,274
Bougouda	-	-	12	1,214	-	-	-	12	1,214
Southern Arc	-	-	22	2,356	-	-	-	24	2,674
Gamba Gamba North	-	-	14	1,310	-	-	-	14	1,310
Moungoundi	-	-	31	3,181	-	-	-	31	3,181
Total	127	19,805	467	54,940	26	4,020	1,253	609	78,475

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10.2	Drilling Conducted by Fortuna

After acquiring Chesser in 2023, Fortuna began an extensive program of verification and infill drilling across nine of the advanced prospect areas with the aim of collecting sufficient data to support the estimation of Mineral Resources for those deposits (Table 10.2). A total of 972 drill holes totaling 119,490 m were drilled between October 2023 and October 31, 2025.

Table 10.2 Reverse Circulation and Core Drilling Conducted by Fortuna

Area	Core		RC		RC-DDT			Total
	No. Holes	Meters	No. Holes	Meters	No. Holes	Meters RC	Meters Core	No. Holes	Meters
Area A	18	3,471	24	2,788	9	1,141	379	51	7,779
Area D	101	10,334	51	2,884	-	-	-	152	13,218
Karakara	74	10,615	62	8,137	-	-	-	136	18,752
Western Splay	50	7,551	57	6,495	6	689	908	113	15,643
Kassassoko	23	2,892	53	5,441	-	-	-	76	8,333
Bougouda	19	2,332	45	5,128	-	-	-	64	7,460
Southern Arc	117	16,854	112	14,664	-	-	-	229	31,518
Moungoundi	17	1,999	73	8,221	-	-	-	90	10,220
Moungoundi North	6	626	23	2,442	-	-	-	29	3,068
Geophysical targets	-	-	25	2,745	-	-	-	25	2,745
Geochemical targets	-	-	7	756	-	-	-	7	756
Total	425	56,672	532	59,701	15	1,830	1,287	972	119,490

The location of the holes by drilling methodology is shown in Figure 10.3.

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Figure 10.3 Map Showing Location of RC and Core Drilling Conducted by Fortuna

To DS1
Bougouda
1,412,000 mN
1,411,000 mN
1,410,000 mN
0
500
meters
230,000 mE
232,000 mE
234,000 mE
1,430,000 mN
1,428,000 mN
1,426,000 mN
Fortuna DrillHoles
DD
RC
Chesser DrillHoles
Damba Sud Permit Ouline
Area A
Area D
Karakara
Moungoundi
Western Splay
Southern Arc
Kassassoko
DS1
DS2
0
1,000
meters
WGS 84 - UTM 29N
To DS2

Figure prepared by Fortuna, 2025

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10.3	Drilling Used in the Estimation of Mineral Resources

The number of DD, RC, and RC_DDT used in the geologic interpretation of deposits with estimated Mineral Resources are summarized in Table 10.3. The drilling comprises a mix of that conducted by Chesser and Fortuna with a data cut-off date of July 7, 2025, and excludes twin holes, holes abandoned prior to any samples being taken and one hole where concerns were raised regarding potential downhole contamination.

Table 10.3 Number of Holes and Meters Used in the Estimation by Deposit

Deposit	Core		RC		RC-DDT		Total
	No. Holes	Meters	No. Holes	Meters	No. Holes	Meters	No. Holes	Meters
Area A	35	7,586	197	24,460	32	6,788	264	38,833
Area D	141	16,692	123	13,932	3	347	267	30,971
Karakara	73	12,622	112	14,900	0	0	185	27,522
Western Splay	50	7,551	94	10,534	6	1,597	150	19,682
Kassassoko	21	2,650	66	7,340	0	0	87	9,990
Southern Arc	62	7,694	102	12,177	0	0	164	19,871
Moungoundi	17	1,999	102	11,156	0	0	119	13,155
Total	399	56,793	796	94,499	41	8,732	1,236	160,023

10.4	Drilling Since the Mineral Resource Database Cut-off Date

As at the effective date of this Report, an additional 153 drill holes totaling 20,211 m (excluding 2 abandoned holes) were completed after July 7, 2025, the database cut-off date. All drilling was conducted from surface. Assay results for intercepts of interest (>0.7 g/t Au) are summarized in Table 10.4.

Table 10.4 Intervals of Interest in Holes Drilled Post Data Cut-off Date

Hole ID	Easting	Northing	Elevation	EOH Depth	Azimuth (°)*	Dip (°)*	From (m)	To (m)	Drilled Interval (m)	ETW** (m)	Au (g/t)	Hole Type	Deposit
DSDD460	232810	1426257	143	183	150	-50	167	180.7	13.7	10.96	1.7	DD	Southern Arc
DSDD461	232869	1426207	143	185	150	-50	78	87	9	7.2	6.2	DD	Southern Arc
					including		81	83	2	1.6	20.1	DD	Southern Arc
							155	175	20	16	0.9	DD	Southern Arc
DSDD462	232913	1426251	143	159	150	-50	117	143	26	20.8	9.7	DD	Southern Arc
					including		120.3	123	2.7	2.16	21.9	DD	Southern Arc
						and	124	127	3	2.4	18.4	DD	Southern Arc
						and	129	130	1	0.8	13.4	DD	Southern Arc
						and	133	134	1	0.8	14.2	DD	Southern Arc
						and	140	142	2	1.6	16.8	DD	Southern Arc
DSDD463	232889	1426230	143	149	150	-50	83	94	11	8.8	4.2	DD	Southern Arc
					including		90	91	1	0.8	26.9	DD	Southern Arc
							116	132.4	16.4	13.12	5.0	DD	Southern Arc
					including		124	125	1	0.8	10.1	DD	Southern Arc
						and	130	132.4	2.4	1.92	17.0	DD	Southern Arc
DSDD464	232467	1426355	147	108	150	-50	NSI					DD	Southern Arc
DSDD465	232807	1426213	144	169.5	150	-50	9	15	6	4.8	1.4	DD	Southern Arc
							68	75	7	5.6	2.1	DD	Southern Arc
							92	103	11	8.8	1.1	DD	Southern Arc
DSDD466	232949	1426170	143	168	150	-50	NSI					DD	Southern Arc
DSDD467	232797	1426118	144	184	150	-50	NSI					DD	Southern Arc
DSDD468	232694	1426082	144	185	150	-50	126	137	11	8.8	1.0	DD	Southern Arc
							162	166	4	3.2	5.2	DD	Southern Arc
					including		162	163	1	0.8	11.0	DD	Southern Arc

October 15, 2025	Page 82 of 262

Diamba Sud Gold Project, Kédougou Region, Senegal Technical Report

Hole ID	Easting	Northing	Elevation	EOH Depth	Azimuth (°)*	Dip (°)*	From (m)	To (m)	Drilled Interval (m)	ETW** (m)	Au (g/t)	Hole Type	Deposit
DSDD469	232842	1426105	144	131	150	-50	73.5	88.5	15	12	8.4	DD	Southern Arc
					including		80	83	3	2.4	21.6	DD	Southern Arc
						and	86	87.2	1.2	0.96	11.8	DD	Southern Arc
							92	99	7	5.6	3.4	DD	Southern Arc
DSDD470	232763	1426110	144	157	150	-50	138	141	3	2.4	3.7	DD	Southern Arc
DSDD471	232860	1426076	143	161	150	-50	36.3	46	9.7	7.76	1.5	DD	Southern Arc
							55.85	75.45	19.6	15.68	3.3	DD	Southern Arc
DSDD472	232960	1426216	143	161	150	-50	133	149	16	12.8	6.5	DD	Southern Arc
					including		135	138	3	2.4	17.8	DD	Southern Arc
						and	139	140	1	0.8	20.7	DD	Southern Arc
							154.85	159.6	4.75	3.8	2.7	DD	Southern Arc
DSDD473	232554	1426339	146	231	150	-50	97	98	1	0.8	13.7	DD	Southern Arc
DSDD474	232983	1426171	143	143	150	-50	NSI					DD	Southern Arc
DSDD475	232969	1426254	143	140	150	-50	NSI					DD	Southern Arc
DSDD476	232498	1426323	145	252	150	-50	123	126	3	2.4	1.7	DD	Southern Arc
							151	161.5	10.5	8.4	0.7	DD	Southern Arc
DSDD477	232879	1426094	144	166	150	-50	56.5	69.25	12.75	10.2	3.7	DD	Southern Arc
					including		57	58	1	0.8	11.6	DD	Southern Arc
						and	66	66.6	0.6	0.48	15.3	DD	Southern Arc
							79.5	90	10.5	8.4	11.9	DD	Southern Arc
					including		80	84	4	3.2	21.4	DD	Southern Arc
						and	88	89	1	0.8	15.7	DD	Southern Arc
DSDD478	232740	1426275	144	119	150	-50	31.45	38	6.55	5.24	3.5	DD	Southern Arc
					including		32.3	33	0.7	0.56	10.8	DD	Southern Arc
DSDD479	232274	1426433	148	243	150	-50	148	155.25	7.25	5.8	0.9	DD	Southern Arc
DSDD480	232893	1426117	143	179	150	-50	22.75	35	12.25	9.8	6.4	DD	Southern Arc
					Including		27	28	1	0.8	14.1	DD	Southern Arc
						And	30	32	2	1.6	20.8	DD	Southern Arc
							50	86.2	36.2	28.96	2.5	DD	Southern Arc
							139.2	144.45	5.25	4.2	2.3	DD	Southern Arc
							160.3	162	1.7	1.36	3.2	DD	Southern Arc
DSDD481	232717	1426265	145	119	150	-50	53	65	12	9.6	6.1	DD	Southern Arc
					Including		59	60	1	0.8	11.5	DD	Southern Arc
						And	61	62	1	0.8	12.0	DD	Southern Arc
						And	64	65	1	0.8	14.6	DD	Southern Arc
DSDD482	232685	1426240	146	137	150	-50	72	74	2	1.6	10.8	DD	Southern Arc
					Including		73	74	1	0.8	13.4	DD	Southern Arc
							100.8	104.45	3.65	2.92	3.9	DD	Southern Arc
DSDD483	232308	1426459	148	249	150	-50	162	171	9	7.2	1.3	DD	Southern Arc
DSDD484	232923	1426118	143	161	150	-50	5	44	39	31.2	4.1	DD	Southern Arc
					Including		7	8	1	0.8	13.3	DD	Southern Arc
						And	15	17	2	1.6	14.6	DD	Southern Arc
						And	19	20	1	0.8	18.4	DD	Southern Arc
						And	32	34	2	1.6	13.2	DD	Southern Arc
DSDD485	232867	1426157	143.36	179	150	-50	58	64	6	4.8	3.9	DD	Southern Arc
					Including		63	64	1	0.8	14.9	DD	Southern Arc
							69	92	23	18.4	1.3	DD	Southern Arc
DSDD486	232278	1426476	148	249	150	-50	NSI					DD	Southern Arc
DSDD487	232905	1426062	143	128	150	-50	31	59	28	22.4	7.8	DD	Southern Arc
					Including		44	46	2	1.6	33.6	DD	Southern Arc
						And	51	52	1	0.8	20.5	DD	Southern Arc
						And	53	55	2	1.6	11.1	DD	Southern Arc
							56	57	1	0.8	13.2	DD	Southern Arc
DSDD488	232899	1426165	143	152	150	-50	53	80	27	21.6	22.7	DD	Southern Arc

October 15, 2025	Page 83 of 262

Diamba Sud Gold Project, Kédougou Region, Senegal Technical Report

Hole ID	Easting	Northing	Elevation	EOH Depth	Azimuth (°)*	Dip (°)*	From (m)	To (m)	Drilled Interval (m)	ETW** (m)	Au (g/t)	Hole Type	Deposit
							63	64	1	0.8	27.4	DD	Southern Arc
							66	68	2	1.6	258.8	DD	Southern Arc
							69	69.85	0.85	0.68	13.4	DD	Southern Arc
							77	78	1	0.8	17.0	DD	Southern Arc
DSDD489	232825	1426079	144	182	150	-50	NSI					DD	Southern Arc
DSDD490	232390	1426463	148	123	150	-50	NSI					DD	Southern Arc
DSDD491	232725	1426076	144	200	150	-50	113	118.2	5.2	4.16	3.6	DD	Southern Arc
							122	147	25	20	4.8	DD	Southern Arc
					Including		132	133	1	0.8	10.6	DD	Southern Arc
						And	135	136	1	0.8	10.6	DD	Southern Arc
						And	138	139	1	0.8	15.1	DD	Southern Arc
						And	140	141	1	0.8	10.9	DD	Southern Arc
							187	196	9	7.2	1.0	DD	Southern Arc
DSDD492	232725	1426036	143	152	150	-50	68	84	16	12.8	3.8	DD	Southern Arc
					including		68	69	1	0.8	14.3	DD	Southern Arc
						and	72	73	1	0.8	15.3	DD	Southern Arc
						and	75.8	77	1.2	0.96	19.0	DD	Southern Arc
							96	112	16	12.8	5.7	DD	Southern Arc
					including		103	106	3	2.4	16.2	DD	Southern Arc
							128	139.8	11.8	9.44	3.2	DD	Southern Arc
DSDD493	232347	1426500	149	207	150	-50	165	174	9	7.2	2.4	DD	Southern Arc
					including		168	169	1	0.8	13.2	DD	Southern Arc
DSDD494	232532	1426112	143	131	150	-50	38	49	11	8.8	1.4	DD	Southern Arc
DSDD495	232310	1426500	149	186	150	-50	NSI					DD	Southern Arc
DSDD496	232672	1426077	143	176	150	-50	38.3	50	11.7	9.36	2.2	DD	Southern Arc
					including		44	45	1	0.8	15.5	DD	Southern Arc
							95.95	102.25	6.3	5.04	2.3	DD	Southern Arc
							107	119.5	12.5	10	6.8	DD	Southern Arc
					including		115	116	1	0.8	19.2	DD	Southern Arc
					including		117	118	1	0.8	19.8	DD	Southern Arc
							135	155	20	16	1.0	DD	Southern Arc
DSDD497	232884	1426027	143.764	129	150	50	108.8	121.7	12.9	10.32	3.6	DD	Southern Arc
					Including		117	118	1	0.8	17.0	DD	Southern Arc
DSDD498	232714	1426155	145.448	132	150	-50	84.3	89.65	5.35	4.28	1.9	DD	Southern Arc
DSDD499	231944	1428373	153	161	270	-60	NSI			0		DD	Karakara
DSDD500	231940	1428424	154	140	270	-60	NSI					DD	Karakara
DSDD501	231886	1428375	154	140	270	-60	47.5	49	1.5	1.2	5.2	DD	Karakara
							66	73	7	5.6	1.4	DD	Karakara
							84	104	20	16	2.1	DD	Karakara
							84	85	1	0.8	15.6	DD	Karakara
							130	135	5	4	3.1	DD	Karakara
DSDD502	231892	1428200	149	140	270	-55	NSI					DD	Karakara
DSDD503	233384	1429573	177	120	90	-60	1	5	4	3.2	2.8	DD	Area A
							15	21	6	4.8	14.7	DD	Area A
							16	17	1	0.8	28.6	DD	Area A
							19	21	2	1.6	23.2	DD	Area A
DSDD504	231848	1428273	153	160	270	-60	123	133	10	8	0.7	DD	Karakara
DSDD505	231891	1428275	152	140	270	-60	94	95	1	0.8	10.8	DD	Karakara
DSDD506	233115	1429501	183	200	90	-60	NSI					DD	Area A
DSDD507	231835	1428324	152	150	270	-60	NSI					DD	KaraKara
DSDD508	233387	1429552	176	120	90	-60	NSI					DD	Area A
DSDD509	231816	1428173.8	151	100	270	-50	11.5	26	14.5	11.6	1.7	DD	Karakara
					Including		13	14	1	0.8	11.5	DD	Karakara
DSDD510	233071	1429600	186	75	90	-60	NSI					DD	Area D

October 15, 2025	Page 84 of 262

Diamba Sud Gold Project, Kédougou Region, Senegal Technical Report

Hole ID	Easting	Northing	Elevation	EOH Depth	Azimuth (°)*	Dip (°)*	From (m)	To (m)	Drilled Interval (m)	ETW** (m)	Au (g/t)	Hole Type	Deposit
DSDD511	231860	1428149	150	80	270	-55	NSI					DD	KaraKara
DSDD512	233000	1429602	185	60	90	-60	NSI					DD	Area D
DSDD513	231653	1428122	152	90	270	-50	NSI					DD	Karakara
DSDD514	232973	1429602	186	60	90	-60	0	10	10	8	1.2	DD	Area D
							48	56	8	6.4	1.6	DD	Area D
DSDD515	233388	1429602	178	120	90	-60	NSI					DD	Area D
DSDD516	231669	1428146	152	120	270	-50	32.6	41	8.4	6.72	0.8	DD	Karakara
							110	119	9	7.2	1.4	DD	Karakara
DSDD517	233170	1429342	177	130	90	-60	NSI					DD	Area A
DSDD518	231620	1428147	153	90	270	-50	9	16	7	5.6	1.1	DD	Karakara
DSDD519	231700	1428196	152	130	270	-50	72	75	3	2.4	1.9	DD	Karakara
DSDD520	233139	1429344	178	150	90	-60	111.72	125.9	14.18	11.344	6.0	DD	Area A
					Including		120	121	1	0.8	15.3	DD	Area A
						And	122	123	1	0.8	14.4	DD	Area A
							141	148	7	5.6	6.3	DD	Area A
					Including		142	144	2	1.6	12.7	DD	Area A
DSDD521	231670	1428222	153	90	270	-50	15	25	10	8	2.9	DD	Karakara
							62	69	7	5.6	0.9	DD	Karakara
DSDD522	231672	1428245	153	80	270	-50	52	58	6	4.8	3.1	DD	Karakara
					Including		57	58	1	0.8	11.5	DD	Karakara
							66	70	4	3.2	2.8	DD	Karakara
DSDD523	232980	1429548	184	110	90	-60	7	20	13	10.4	0.8	DD	Area D
							29	36.5	7.5	6	0.9	DD	Area D
DSDD524	231618	1428276	155	80	90	-60	33	38	5	4	2.5	DD	Karakara
DSDD525	232890	1429551	184	60	90	-60	10	41	31	24.8	3.6	DD	Area D
					Including		28	29	1	0.8	31.0	DD	Area D
					Including		39	40	1	0.8	11.1	DD	Area D
DSDD526	231620	1428246	154	110	270	-50	24	30	6	4.8	8.2	DD	Karakara
					Including		26	27	1	0.8	22.1	DD	Karakara
					Including		29	30	1	0.8	18.3	DD	Karakara
DSDD527	232896	1429501	183	120	90	-70	77	85	8	6.4	7.4	DD	Area D
					Including		77	78	1	0.8	28.8	DD	Area D
DSDD528	231628	1428225	152	60	270	-50	25	31	6	4.8	6.0	DD	Karakara
					Including		29	30	1	0.8	30.1	DD	Karakara
DSDD529	231634	1428322	156	60	90	-60	NSI					DD	Karakara
DSDD530	232591	1429525	181	107	90	-60	NSI					DD	Area D
DSDD531	231874	1428149	150	80	270	-55	55.7	58.5	2.8	2.24	10.8	DD	Karakara
					Including		55.7	56.5	0.8	0.64	35.2	DD	Karakara
DSDD532	232621	1429500	181	129	90	-60	63.5	73	9.5	7.6	5.5	DD	Area D
					Including		65	66	1	0.8	34.7	DD	Area D
							79	95	16	12.8	0.7	DD	Area D
DSDD533	231825	1428145	150	80	270	-55	NSI					DD	Karakara
DSDD534	231824	1428292	153	150	270	-60	116	121	5	4	14.0	DD	Karakara
					Including		118	119	1	0.8	57.4	DD	Karakara
							126	130	4	3.2	3.2	DD	Karakara
					Including		126	127	1	0.8	11.6	DD	Karakara
							134	142	8	6.4	0.8	DD	Karakara
DSDD535	232591	1429456	179	120	90	-60	62	64	2	1.6	5.0	DD	Area D
							89	99	10	8	4.0	DD	Area D
					Including		90	91	1	0.8	33.4	DD	Area D
DSDD536	232544	1429453	179	121	90	-60	98	101	3	2.4	2.0	DD	Area D
DSDD537	231767	1428450	156	120	90	-60	NSI					DD	Karakara
DSDD538	232531	1429379	177	100	90	-60	21	30	9	7.2	5.3	DD	Area D
					Including		22	23	1	0.8	18.2	DD	Area D

October 15, 2025	Page 85 of 262

Diamba Sud Gold Project, Kédougou Region, Senegal Technical Report

Hole ID	Easting	Northing	Elevation	EOH Depth	Azimuth (°)*	Dip (°)*	From (m)	To (m)	Drilled Interval (m)	ETW** (m)	Au (g/t)	Hole Type	Deposit
					Including		24	25	1	0.8	10.0	DD	Area D
							47	51	4	3.2	1.6	DD	Area D
DSDD539	232947	1429474	182	60	90	-60	NSI					DD	Area D
DSDD540	233003	1429478	182	30	90	-60	NSI					DD	Area D
DSDD541	232886	1429473	182	60	90	-60	26	35	9	7.2	2.4	DD	Area D
							51	52	1	0.8	7.5	DD	Area D
DSDD542	232432	1429402	178	69	90	-60	NSI					DD	Area D
DSDD543	232951	1429454	182	30	90	-60	13	30	17	13.6	0.8	DD	Area D
DSDD544	232899	1429454	182	40	90	-60	31	38	7	5.6	1.1	DD	Area D
DSDD545	232484	1429374	177	120	90	-60	6	11	5	4	2.6	DD	Area D
							65	68	3	2.4	25.7	DD	Area D
					Including		67	68	1	0.8	69.4	DD	Area D
							96	107	11	8.8	0.7	DD	Area D
DSDD546	232870	1429455	182	50	90	-60	NSI					DD	Area D
DSDD547	232707	1429300	178	60	90	-60	NSI					DD	Area D
DSDD548	232499	1429347	177	120	90	-60	73	82	9	7.2	0.8	DD	Area D
							111.2	116	4.8	3.84	2.1	DD	Area D
DSDD549	232681	1429303	177	60	90	-60	3	17	14	11.2	2.2	DD	Area D
DSDD550	232666	1429307	177	60	90	-60	13	16	3	2.4	1.8	DD	Area D
							31	39	8	6.4	0.9	DD	Area D
DSDD551	232695	1429276	177	40	90	-60	NSI					DD	Area D
DSDD552	232526	1429324	176	60	90	-60	18	20	2	1.6	6.5	DD	Area D
DSDD553	232641	1429276	177	50	90	-60	30	43	13	10.4	1.8	DD	Area D
DSDD554	232814	1429576	183	40	90	-60	NSI					DD	Area D
DSDD555	232868	1426115	144	120	150	-50	48.6	93	44.4	35.52	6.8	DD	Southern Arc
					Including		65	66	1	0.8	24.0	DD	Southern Arc
						And	68.5	69.5	1	0.8	13.1	DD	Southern Arc
						And	74	75	1	0.8	18.5	DD	Southern Arc
						And	80	87	7	5.6	18.7	DD	Southern Arc
DSDD556	232738	1426053	144	201	150	-50	88	88.6	0.6	0.48	9.5	DD	Southern Arc
							105	134	29	23.2	1.5	DD	Southern Arc
							138	153	15	12	2.8	DD	Southern Arc
DSDD557	232838	1426172	144	165	150	-50	39	57	18	14.4	1.9	DD	Southern Arc
							67	73	6	4.8	1.2	DD	Southern Arc
							104.7	127	22.3	17.84	3.8	DD	Southern Arc
					Including		108	109	1	0.8	11.8	DD	Southern Arc
						And	114	115	1	0.8	30.4	DD	Southern Arc
							139	141	2	1.6	3.7	DD	Southern Arc
							145	161.2	16.2	12.96	3.4	DD	Southern Arc
DSDD558	232809	1426138	145	146	150	-50	25	41	16	12.8	1.8	DD	Southern Arc
							96	114	18	14.4	8.8	DD	Southern Arc
					Including		101	102	1	0.8	22.1	DD	Southern Arc
						And	103	106	3	2.4	18.0	DD	Southern Arc
						And	110	111	1	0.8	11.5	DD	Southern Arc
							118	122	4	3.2	3.0	DD	Southern Arc
DSDD559	232753	1426132	145	99	150	-50	NSI					DD	Southern Arc
DSDD560	232789	1426174	145	170	150	-50	18	19	1	0.8	6.0	DD	Southern Arc
							43	55	12	9.6	1.9	DD	Southern Arc
							63	70	7	5.6	2.7	DD	Southern Arc
DSDD561	232773	1425989	143	126	150	-50	59	68	9	7.2	0.7	DD	Southern Arc
							79	100	21	16.8	0.7	DD	Southern Arc
DSDD562	232718	1426095	144	206	150	-50	146	153	7	5.6	4.5	DD	Southern Arc
							158	159	1	0.8	5.7	DD	Southern Arc
							174	188	14	11.2	8.0	DD	Southern Arc

October 15, 2025	Page 86 of 262

Diamba Sud Gold Project, Kédougou Region, Senegal Technical Report

Hole ID	Easting	Northing	Elevation	EOH Depth	Azimuth (°)*	Dip (°)*	From (m)	To (m)	Drilled Interval (m)	ETW** (m)	Au (g/t)	Hole Type	Deposit
					Including		183	185	2	1.6	46.3	DD	Southern Arc
DSDD563	232724	1426181	145	135	150	-50	50	76	26	20.8	5.8	DD	Southern Arc
					Including		53	55	2	1.6	23.3	DD	Southern Arc
						And	71	73	2	1.6	21.8	DD	Southern Arc
							86	93.3	7.3	5.84	12.2	DD	Southern Arc
					Including		87	88	1	0.8	14.7	DD	Southern Arc
						And	90	92.8	2.8	2.24	22.1	DD	Southern Arc
							106	114	8	6.4	2.7	DD	Southern Arc
							118	124	6	4.8	7.0	DD	Southern Arc
					Including		120	122	2	1.6	15.3	DD	Southern Arc
DSDD564	232774	1426200	145	200	150	-50	12	21	9	7.2	1.2	DD	Southern Arc
							30	38.3	8.3	6.64	2.9	DD	Southern Arc
					Including		37.5	38.3	0.8	0.64	11.7	DD	Southern Arc
							80	93	13	10.4	1.0	DD	Southern Arc
							160	163	3	2.4	3.0	DD	Southern Arc
DSDD565	232761	1426009	143	147	150	-50	70	79	9	7.2	0.7	DD	Southern Arc
							86	106	20	16	1.5	DD	Southern Arc
							121	123	2	1.6	2.6	DD	Southern Arc
DSDD566	232779	1426159	145	149	150	-50	5	11	6	4.8	1.4	DD	Southern Arc
							36	42	6	4.8	1.6	DD	Southern Arc
							46	56	10	8	2.5	DD	Southern Arc
							121.7	134	12.3	9.84	2.0	DD	Southern Arc
					Including		131	132	1	0.8	14.3	DD	Southern Arc
DSDD567	232790	1426141	145	146	150	-50	1.3	8	6.7	5.36	1.1	DD	Southern Arc
							16	28	12	9.6	1.2	DD	Southern Arc
							34	45	11	8.8	1.6	DD	Southern Arc
							96.8	130	33.2	26.56	4.6	DD	Southern Arc
					Including		103	104	1	0.8	15.6	DD	Southern Arc
						And	105	107	2	1.6	13.6	DD	Southern Arc
						And	112	113	1	0.8	11.9	DD	Southern Arc
						And	114	116	2	1.6	18.3	DD	Southern Arc
DSDD568	232684	1426051	143	171	150	-50	80.3	89.5	9.2	7.36	1.0	DD	Southern Arc
							111	117	6	4.8	1.8	DD	Southern Arc
							123	128	5	4	4.0	DD	Southern Arc
							144	158	14	11.2	0.9	DD	Southern Arc
DSDD569	232758	1426225	145	183	150	-50	51	58	7	5.6	1.2	DD	Southern Arc
DSDD570	232600	1426187	145	231	150	-50	174	191	17	13.6	0.9	DD	Southern Arc
							198	209	11	8.8	3.6	DD	Southern Arc
					Including		206	208	2	1.6	14.9	DD	Southern Arc
							214	217	3	2.4	1.8	DD	Southern Arc
DSR923	231065	1426600	151	120	90	-60	NSI						Moungoundi
DSR924	231009	1426603	151	126	90	-60	NSI						Moungoundi
DSR961	232785	1426306	143	186	150	-50	172	174	2	1.6	3.0	RC	Southern Arc
DSR962	232324	1426440	148	156	150	-50	123	127	4	3.2	3.5	RC	Southern Arc
							139	145	6	4.8	3.7	RC	Southern Arc
					including		140	141	1	0.8	12.2	RC	Southern Arc
							153	156	3	2.4	1.7	RC	Southern Arc
DSR963	232883	1426295	143	162	150	-50	NSI					RC	Southern Arc
DSR964	232475	1426474	148	150	150	-50	NSI					RC	Southern Arc
DSR965	232489	1426442	147	162	150	-50	NSI					RC	Southern Arc
DSR966	232512	1426401	147	180	150	-50	NSI					RC	Southern Arc
DSR967	232531	1426374	146	162	150	-50	NSI					RC	Southern Arc
DSR968	232628	1426148	145	162	150	-50	122	123	1	0.8	8.1	RC	Southern Arc
DSR969	232647	1426112	144	138	150	-50	34	51	17	13.6	1.3	RC	Southern Arc

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Hole ID	Easting	Northing	Elevation	EOH Depth	Azimuth (°)*	Dip (°)*	From (m)	To (m)	Drilled Interval (m)	ETW** (m)	Au (g/t)	Hole Type	Deposit
							59	63	4	3.2	1.6	RC	Southern Arc
							67	86	19	15.2	1.5	RC	Southern Arc
					including		85	86	1	0.8	10.2	RC	Southern Arc
DSR970	232785	1426069	143	108	150	-50	NSI					RC	Southern Arc
DSR971	232844	1426032	143	144	150	-50	60	64	4	3.2	2.6	RC	Southern Arc
							78	80	2	1.6	4.6	RC	Southern Arc
DSR972	232813	1426019	143	120	150	-50	NSI					RC	Southern Arc
DSR973	232537	1426160	143	150	150	-50	NSI					RC	Southern Arc
DSR974	232474	1426264	145	162	150	-50	NSI					RC	Southern Arc
DSR975	232980	1426119	143	126	150	-50	NSI					RC	Southern Arc
DSR976	232962	1426110	143	126	150	-50	51	80	29	23.2	4.9	RC	Southern Arc
					including		63	67	4	3.2	19.4	RC	Southern Arc
DSR977	232960	1426162	143	128	150	-50	95	107	12	9.6	4.3	RC	Southern Arc
DSR978	232766	1426064	143	108	150	-50	NSI					RC	Southern Arc
DSR979	232746	1425990	142	120	150	-50	60	80	20	16	3.3	RC	Southern Arc
					including		62	63	1	0.8	19.9	RC	Southern Arc
							84	92	8	6.4	1.4	RC	Southern Arc
							99	111	12	9.6	2.6	RC	Southern Arc
DSR980	232748	1426033	143	108	150	-50	82	87	5	4	1.8	RC	Southern Arc
							93	101	8	6.4	0.7	RC	Southern Arc
DSR988	233526	1430000	183	120	90	-50	10	19	9	7.2	0.8	RC	Area A North
DSR989	233478	1430001	186	90	90	-50	NSI					RC	Area A North
DSR990	233301	1429999	197	90	90	-50	NSI					RC	Area A North
DSR991	232693	1425987	142	126	150	-50	NSI					RC	Southern Arc
DSR992	232692	1426031	142	126	150	-50	71	83	12	9.6	2.0	RC	Southern Arc
					including		76	77	1	0.8	10.0	RC	Southern Arc
							88	102	14	11.2	1.0	RC	Southern Arc
DSR993	232443	1426350	146.63	60	150	-50	NSI					RC	Southern Arc
DSR994	233299	1430198	200	120	90	-50	NSI					RC	Area A North
DSR995	232161	1428650	164	126	90	-55	NSI					RC	Area D South
DSR996	232104	1428649	163	114	90	-55	16	18	2		6.1	RC	Area D South
					including		17	18	1		10.1	RC	Area D South
DSR997	232044	1428645	160.3	86	90	-55	NSI					RC	Area D South
DSR998	231533	1428602	153	108	135	-50	NSI					RC	KaraKara
DSR999	231580	1428543	153	102	135	-50	NSI					RC	KaraKara
DSR1002	232291	1426456.1	148.4	204	150	-50	157	158	1	0.7	8.1	RC	Southern Arc
							184	198	14	9.8	1.3	RC	Southern Arc
DSR1003	232619	1426169	145	162	150	-50	NSI					RC	Southern Arc
DSR1004	232587	1426169	145	162	150	-50	129	133	4	3.2	3.5	RC	Southern Arc
					Including		129	130	1	0.8	11.3	RC	Southern Arc
							149	155	6	4.8	1.3	RC	Southern Arc
DSR1005	232702	1426218	146	168	150	-50	80	86	6	4.8	3.8	RC	Southern Arc
					Including		84	85	1	0.8	14.6	RC	Southern Arc
DSR1006	232779	1426089	145	144	150	-50	NSI					RC	Southern Arc
DSR1007	232597	1426150	144	160	150	-50	NSI					RC	Southern Arc
DSR1008	232738	1426160	145	132	150	-50	NSI					RC	Southern Arc
DSR1009	232819	1426120	144	144	150	-50	103	106	3	2.4	2.9	RC	Southern Arc
*Azimuth and dip values taken at collar location **ETW = Estimated True Width NSI = No Significant Interval

The QP has reviewed the results against the block models and has determined that the new drilling would not materially change the Mineral Resources of Area A, Area D, Karakara, and Moungoundi, detailed in this Report. Drilling at Southern Arc (86 of the

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154 holes) has identified extended mineralization to the south, east and at depth to the currently defined Mineral Resources as detailed in this Report. An updated estimate of the Southern Arc deposit is planned for the end of 2025 to assess the potential of this additional mineralization.

10.4.1	Grade Control Drilling

In addition to the exploration holes drilled after the data cut-off date, Fortuna also conducted a grade control drilling program at Area D to validate the continuity of mineralization and level of grade variability. A total of 34 holes (32 RC and 2 core) totaling 1,022 m were drilled on a 10 x 10 m grid, to a depth of 30 m.

A grade control model was generated based on the grade control drilling and compared to the resource model described in Section 14. Results were positive, with the extent of mineralization, mineralized tonnage and grade comparing favorably between the two models. Two additional grade control drill programs are planned in 2026 for the Area A and Karakara deposits.

10.5	Extent of Drilling

The extent of drilling varies for each of the deposits and prospects. Those that have been drilled sufficiently to support Mineral Resources are based on a grid of exploration holes approximately 25–50 m apart.

The Area A deposit has been drilled over an approximate area of 700 m (north to south) and 500 m (east to west) to depths around 280 m from surface. Exploration drilling has increased in depth to the south.

The Area D deposit has been drilled over an approximate area of 600 m (north to south) and 700 m (east to west) to depths around 250 m from surface. Exploration drilling has increased in depth to the south.

The Karakara deposit has been drilled over a strike length of approximately 1,000 m (north–northeast to south–southwest) and to depths of 230 m from surface. Exploration drilling has increased in depth in response to the plunge of mineralization to the southwest.

The Kassassoko deposit has been drilled over an approximate area of 700 m (southwest to northeast) and 200 m (southeast to northwest) to depths around 150 m from surface. Exploration drilling has increased in depth to the south.

The Western Splay deposit has been drilled over an approximate area of 500 m (north to south) and 700 m (east to west) to depths around 280 m from surface. Exploration drilling has increased in depth to the south.

The Moungoundi deposit has been drilled over a strike length of approximately 400 m (north to south) and to depths around 150 m from surface.

The Southern Arc deposit has been drilled over a strike length of approximately 800 m (northwest to southeast) and to depths of 200 m from surface.

The Gamba Gamba North prospect drilled by Chesser is split into two main mineralized zones (refer to Figure 10.2). The eastern zone has been drilled over a strike length of 300 m (north–northeast to south–southwest) to a depth of 150 m from surface; the western zone has been drilled over a strike length of 300 m (north to south) to a depth of 125 m from surface. The drilling follows the plunge of the mineralization generally getting deeper towards the south–southwest.

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The Bougouda prospect has been drilled over a strike length of approximately 1,800 m (northeast to southwest) and to depths of 150 m from surface (refer to Figure 10.3).

10.6	Drilling Techniques and Procedures

Drilling techniques and procedures have remained the same under the management of Boya for the Chesser and Fortuna drill programs.

10.6.1	Reverse Circulation Drilling

RC drilling was conducted using an Atlas Copco T3W rig with a 950CFM compressor and an Atlas Copco Hurricane booster. All holes were cased with PVC to 6 m and then drilled using a 5.5-inch RC hammer bit. Samples were collected at 1-m intervals from an onboard cyclone then split on site to produce two 1.5 kg samples. The first sample was submitted for analysis, the second stored as a duplicate sample.

10.6.2	Core Drilling

Core drilling was conducted with Atlas Copco CS14 and CT14 core drill rigs, depending on the contractor. The majority of holes are drilled to HQ (63.5 mm core diameter) and NQ (47.6 mm) sizes. In Area D where the oxide material can be difficult to keep holes from collapsing, holes are drilled PQ (85 mm) from surface to fresh rock before stepping down to HQ and NQ as appropriate to conditions and depth.

Chesser completed nine twin holes over Area A, Area D and Karakara for targeting mineralized intervals for metallurgical sampling in 2022. The assay results supported the interpretations.

10.6.3	Geological and Geotechnical Logging Procedures

RC chips were collected and logged at the drill site and stored in standard chip trays for further investigation as appropriate.

Core is logged in detail at the field camp, using LogChief software and transferred electronically to DataShed for database management. Lithologies, alteration, mineralization and structures are all logged to industry standards.

Geotechnical information collected routinely is at a rudimentary exploration level and includes total recovery, rock quality designation (RQD) measurements and occasional fracture frequency information. However, 14 holes (2,100 m) were fully logged to higher geotechnical standards as part of geotechnical studies on Area A, Area D, Karakara and Bougouda deposits to support rock mass classification of the various units. These specific geotechnical drill holes were logged in detail including recovery, RQD, fracture frequency, infill type, discontinuity types, roughness, thickness, and strike and dip of major structures. Intact geotechnical samples were also collected to conduct laboratory testing for deriving intact rock strength properties. The detailed geotechnical site investigation also included the usage of an acoustic televiewer (ATV) to obtain geophysical readings of the discontinuities.

10.6.4	Photography

All RC chip trays were photographed wet using standard digital SLR equipment.

All drill core was photographed using the same digital SLR equipment with core boxes loaded into a frame apparatus to allow for consistent photography. All core was photographed both wet and dry prior to being cut for sampling.

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10.6.5	Core Orientation

Drill core orientation was recorded using an “Axis Champ Ori” Orientation tool.

Immediately after drilling, core was transferred from the core barrel and pieced together on a V-rail rack. The orientation line determined by the orientation tool during drilling was then drawn along the entire length of the assembled core.

10.6.6	Drill Core Recovery

Drill core recoveries were measured at the drill rig prior to boxing for transportation.

From recovery logs, recorded weighted average recoveries were measured as 70% in the ferricrete, 88% in the saprolite, 86% in the transition zone (saprock) and 96% in fresh rock.

Occasional issues with recovery of core were encountered where the water table is close to surface within the weathered zones. Additionally, recovery can be poor in interpreted karst environments and fault zones.

10.6.7	Collar Surveying

All drill holes are located prior to drilling by handheld global positioning system (GPS) instrument and set up by the responsible geologist. All collars are later surveyed using a differential GPS by an external service provider.

10.6.8	Downhole Surveying

Downhole surveys of RC holes were conducted using a Reflex Gyro Sprint IQ survey tool. After drilling was completed the survey tool was used to take readings every 10 m down the hole and a second set of readings were taken on the way out. The average readings were calculated and used to display the drill hole trace.

Downhole surveys of the core holes were conducted using a variety of survey tools, as there were several rigs operating at the same time in different areas. These included Reflex EZ Shot, Reflex Gyro Sprint IQ and Axis Champ gyroscopic tools. Readings were collected every 30 m down the hole.

10.7	Sample Length Versus True Thickness

The relationship between the sample intercept lengths and the true width of mineralization varies in relation to the intersect angle between the mineralized structures (that vary in both strike and dip direction) and the inclined nature of the core holes. Drilling is conducted as close to perpendicular to the mineralized structures as possible, once the orientation of mineralization has been established. Calculated estimated true widths (ETWs) are always reported together with actual sample lengths by considering the angle of intersection between drill hole and the mineralized structure. Exaggeration of the true width of mineralization does not occur during modeling as the actual contacts are modeled in three-dimensional space to create mineralized wireframes.

10.8	Example of Drill Intercepts

Examples of drill hole intercepts encountered at the Diamba Sud Project at the Area A, Area D, Karakara, Kassassoko, Western Splay, Moungoundi and Southern Arc deposits are summarized in Table 10.5.

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Table 10.5 Example of Typical Drill Results at the Diamba Sud Project

Hole ID	Easting	Northing	Elevation	EOH Depth	Azimuth (°)*	Dip (°)*	From (m)	To (m)	Drilled Interval (m)	ETW** (m)	Au (g/t)	Grams x Meters	Deposit
DSDD395	233176	1429583	184.97	210	90	-60	65	75	10	8	12.23	122.30	Area A
					including		66	67	1	0.8	21	21	Area A
DSDD399	233139	1429384	179.08	190	90	-60	153	189	36	28.8	3.00	108.11	Area A
DSDD389	232711	1429374	177.97	100	90	-60	20	46	26	20.8	3.39	88.11	Area D
					including		41	43	2	1.6	26.55	53.1	Area D
DSDD394	232457	1429428	178.27	110	90	-60	74	81	7	5.6	2.857	20.00	Area D
DSDD393	231816	1428275	152.29	180	270	-60	119	143	24	19.2	3.39	81.36	Karakara
					including		119	120	1	0.8	17.55	17.55	Karakara
DSR868	231862	1428354	153.78	130	270	-60	62	72	10	8	0.78	7.757	Karakara
DSR881	231335	1426244	147	70	90	-50					NSI		Western Splay
DSDD362	231223	1426378	155.1	89	90	-50	39	48	9	8.1	3.155	28.40	Western Splay
DSDD363	231153	1426347	147.28	221	90	-66	156	162	6	5.4	1.29	7.74	Western Splay
DSDD376	231200	1427800	155.44	82.3	270	-50					NSI		Moungoundi
DSR825	230853	1427747	158	108	90	-50	33	40	7	4.9	5.07	35.49	Moungoundi
					including		37	38	1	0.7	32.9	32.9	Moungoundi
DSR875	231621	1425875	144.07	147	150	-53	64	77	13	10.4	1.09	14.17	Kassassoko
DSR876	231607	1425896	144.63	120	150	-53	66	88	22	17.6	2.38	52.36	Kassassoko
					including		77	78	1	0.8	28.7	28.7	Kassassoko
DSR976	232962	1426110	143	126	150	-50	51	80	29	23.2	4.95	143.53	Southern Arc
					Including		63	67	4	3.2	19.38	77.5	Southern Arc
DSDD460	232810	1426257	143.3	183	150	-50	167	180.7	13.7	10.96	1.68	23.07	Southern Arc
*Azimuth and dip values taken at collar location **ETW = Estimated True Width NSI = No Significant Interval

It should be noted that the intervals listed in Table 10.5 are a subset for example purposes only and do not represent the total mineralized intervals encountered from the 1,581 holes drilled by Chesser and Fortuna at the Diamba Sud Project.

10.9	Comment on Section 10

The QP has the following observations and conclusions regarding drilling conducted at the Diamba Sud project since September 2023.

•	Data was collected using industry standard practices.

•	Drill orientations are appropriate to the orientation of mineralization.

•	Core logging meets industry standards for exploration of orogenic style deposits.

•	Geotechnical logging is sufficient to support Mineral Resource estimation.

•	Collar surveys have been conducted using industry-standard instrumentation.

•	Downhole surveys performed during the drill programs have used industry-standard instrumentation.

•	Drilling information is sufficient to support Mineral Resource estimates.

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There are no drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results known to the QPs that have not been discussed in the Report.

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11	Sample Preparation, Analyses, and Security

11.1	Sample Preparation Prior to Dispatch of Samples

Other than drying splitting and bagging, no sample preparation is conducted at the Diamba Sud field camp. Samples are combined into batches; normally each hole is a batch unless they are particularly long or short. Optimal batch sizes for the analytical laboratories are in the order of 100 samples. Quality control (QC) samples are also inserted in accordance with the company’s standard batch control sheet and the samples then sealed in large sacks for dispatch.

11.2	Sample Collection

Sampling of RC holes is conducted at the drilling rig with one split sample collected every meter for routine analysis and the second sample split again for duplicate sample submission.

Sampling of drill core is conducted after geological logging and marking of the core for sampling. Core is split using a diamond saw. The half core that does not contain the orientation line is selected for sampling. Intervals are based upon geology with nominal sample lengths of 1 m, although this may be variable. Standard sampling procedures dictate a minimum sample length of 0.4 m and a maximum of 1.2 m. For duplicate samples only, the remaining half core is quartered (cut in half again) for submission to the laboratory.

PQ core is sampled as quarter core for routine sample submission and the second quarter is collected for duplicate sample submission.

All samples are combined into batches for submission to the laboratory. Nominally each batch should represent a specific drill hole; however, the preferred batch size at the laboratory is 100 samples, thus longer drill holes tend to be split into two or three batches. Once sampled and labelled, samples are packed into large sacks and sealed ready for transportation.

11.3	Sample Dispatch

Drill samples are delivered to either ALS Global’s sample preparation facility in Kédougou, Senegal or SGS Mineral Services’ facility in Bamako, Mali, by Boya personnel, normally twice a week during the drilling season. No outside interference with the samples is possible.

11.4	Sample Preparation

The preparation of both RC and core samples is conducted by external laboratories ALS Global or SGS Mineral Services at their preparation facilities in Kédougou or Bamako.

ALS Global’s preparation code for both RC and core samples is Prep-31H. This involves crushing to 75% passing 2 mm, splitting to 500 g, and pulverizing to 85% passing 75 µm. Once complete the samples are submitted to ALS Global’s analytical laboratory in Ouagadougou, Burkina Faso. Transportation of the samples from Kédougou is managed by ALS Global.

SGS Mineral Services’ equivalent preparation code is PRP 87 and also involves crushing to 75% passing 2 mm, splitting to 500 g, and pulverizing to 85% passing 75 µm. Once

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complete, the samples are submitted to the SGS Mineral Services analytical laboratory in Bamako. Transportation of the samples from Kédougou to Bamako is managed by SGS Mineral Services.

11.5	Analytical Methods

Samples from Diamba Sud are assayed for gold only. The assay method used for all the drill samples is a fire assay fusion with an atomic absorption spectroscopy (AAS) finish. Assaying is performed at the ALS Global laboratory in Ouagadougou or the SGS Mineral Services laboratory in Bamako. The ALS Global and SGS Mineral Services codes for this method are Au-AA24 and FA505 respectively.

ALS Global’s lower detection limit for this method is 0.005 ppm, and the upper detection limit is 10 g/t Au, whilst SGS Mineral Services’ lower, and upper detection limits are 0.01 g/t and 100 g/t Au respectively.

Samples returning values above 10 g/t Au are resubmitted for fire assay fusion with a gravimetric finish (ALS Global code Au-GRA22 – reporting limit 0.05–10,000 g/t Au, SGS Mineral Services code G_FAG50V – reporting limit 0.5 –3,000 g/t Au).

11.6	Laboratory Accreditation

ALS Global and SGS are independent, privately-owned analytical laboratory groups. The preparation laboratories in Kédougou and Bamako and the analytical laboratories in Ouagadougou and Bamako are supported by a Quality Management System (QMS) framework which is designed to highlight data inconsistencies sufficiently early in the process to enable corrective action to be taken in time to meet reporting deadlines. The analytical laboratories are ISO/IEC 17025:2017 accredited for chemical and physical testing for the determination of gold content using the fire assay method with an atomic absorption finish.

11.7	Sample Security and Chain of Custody

All samples remain under strict control between drilling and delivery to the laboratory for sample preparation. RC samples are transported to the core shed within the field camp after each shift. Core is transported to the core storage facility daily. The core storage facility is located within the fenced field camp and under strict control. All RC and DD samples were transported by Company vehicle or commercial courier to ALS Global’s preparation laboratories in Kédougou, Senegal or the SGS Mineral Services laboratory in Bamako, Mali. Prepared sample pulps from ALS Global’s Kédougou laboratory were then transported via commercial courier to ALS Global’s analytical facility in Ouagadougou, Burkina Faso.

11.8	Bulk Density Determination

Bulk density values were determined for each individual lithology via the collection of density measurements using the Archimedes method (water immersion measurements) based on drill core sampled across each of the deposits. For un-weathered core a sample 10–15 cm long is selected, weighed in air, and weighed in water, with the density then recorded in the database for the corresponding interval and lithology type. For fully or partially weathered samples, samples are dried, weighed, wrapped in clingfilm then weighed in water. Company personnel on site were responsible for the collection of this data according to standardized density data collection procedures.

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There was a total of 25,762 density measurements taken by Boya and used in the estimation of Mineral Resources (Table 11.1). All samples were taken from diamond drill core, typically HQ or NQ diameter, with some PQ diameter for metallurgical holes. Statistical analysis of density measurements was performed both globally (all deposits combined) and separately by deposit. The analysis was conducted using both lithological and weathering logging data. This provides (in most cases) three mean density values: one for oxide, one for transition and one for fresh for each lithology. Area A and Area D were combined for analysis and density assignment. Karakara, Western Splay, Kassassoko, Moungoundi, and Southern Arc were assessed individually and where insufficient samples (<15) were available, the global mean for that lithology or weathering unit was assigned.

Table 11.1 Density Measurements by Lithology and Weathering Horizon

Weathering Zone	Lithology	Average Bulk Density (g/cm3)
Oxide	Laterite	2.15
	Carbonate	1.50
	Tectonic Breccia	1.72
	Hydrothermal Breccia	1.67
	Diorite	1.72
	Granite	1.96
	Mafic Breccia	1.89
	Marl	2.02
Transition	Carbonate	2.39
	Tectonic Breccia	2.15
	Hydrothermal Breccia	2.47
	Diorite	2.27
	Granite	2.44
	Mafic Breccia	2.45
	Marl	2.17
Fresh	Carbonate	2.73
	Tectonic Breccia	2.64
	Hydrothermal Breccia	2.71
	Diorite	2.62
	Granite	2.63
	Mafic Breccia	2.68
	Marl	2.72

11.9	Quality Assurance and Quality Control

Fortuna operates company-wide standard operational procedures for quality control of sampling and assaying. These procedures are in keeping with global industry standards for analytical QA/QC. Fortuna has a corporate procedure for monitoring laboratory performance across West Africa with regular reports on QC results submitted monthly. Strict rules are applied to processing the results from the laboratory, resulting in occasional resubmission of batches or part batches for reanalysis due to QC failures. Additional details are provided in Section 12 on these procedures.

11.9.1	Database

The database for the Diamba Sud Project is currently maintained in Maxwell’s DataShed system, managed by a database administrator from the Boya exploration office. Data

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collected in the field (geological logging, collar information, drill hole metadata) are collected digitally and validated daily at the end of shift by the supervising geologist, and then directly synchronized into the database to prevent transcription errors. Tough-books and MS surface tablets are used to capture data in the field using Maxwell LogChief.

Additional validation checks are completed regularly by the administrator for relational consistency within the data collected (from-to sample interval overlaps, data exceeding recorded holes depths, missing data intervals etc.).

11.9.2	Certified Reference Materials

Certified reference materials (CRMs) are used to assess analytical accuracy.

Analytical values for a given standard that lie outside a tolerance of ±2 standard deviations from the reference value are considered warnings. Should two or more CRMs within a batch trigger warnings, the batch is considered to have failed with respect to accuracy. The batch is re-assayed, and an investigation is undertaken into the causes of the spurious results. If a CRM returns a value outside ±3 standard deviations from the reference value, it is deemed to have failed and the batch, or partial batch, is re-assayed, and an investigation undertaken.

A variety of CRMs are submitted as part of the sampling process in accordance with company standards. At Diamba Sud the CRMs used are produced by OREAS. CRMs submitted during Chesser and Fortuna drill programs are at a rate of 4 per 100 samples (4% insertion rate). Generally, the QA/QC results returned from the analysis of all CRMs from the Chesser and Fortuna programs are deemed acceptable, and the gold analyses are suitable for use in the estimation of Mineral Resources. No specific concerns are apparent from the data and control chart plots for all CRM analyses.

11.9.3	Field Duplicates

Duplicates are obtained from the second core drill split or second RC split. Both original and duplicate samples are prepared and analyzed in the same batch.

Field duplicate samples submitted during Chesser and Fortuna drilling programs are to test the precision levels from each batch at a rate of 5 per 100 samples (5%).

In both the case of duplicate core and chips, although precision levels monitored via half absolute relative difference methods indicate high variability, the data show reasonable correlation coefficients and linear regressions. Duplicate results for both core and chips are deemed acceptable and indicate no concerns with sample quality at the Project.

11.9.4	Blanks

Blanks submitted during the Chesser and Fortuna drill programs are at a rate of 3 per 100 samples (3%). The blank material is a barren basalt material from the Tambacounda Formation.

Blank results returned from the Chesser and Fortuna programs do not indicate issues with sample contamination or switching and are deemed acceptable.

11.9.5	Twin holes

Chesser Resources completed 9 twin holes over Area A, Area D and Karakara for targeting mineralized intervals for metallurgical sampling in 2022. The assay results supported the geologic interpretations.

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11.10	Comment on Section 11

It is the opinion of the QP that the sample collection and preparation, analytical techniques, security and QA/QC protocols implemented by Chesser and Fortuna for the Diamba Sud Project are consistent with standard industry practices and are suitable for the reporting of exploration results and for use in Mineral Resource estimation.

The sampling procedures are adequate for and consistent with the style of gold mineralization under consideration.

Analytical results and density determinations are considered to pose minimal risk to the overall confidence level of the Mineral Resource estimates.

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12	Data Verification

12.1	Introduction

12.1.1	Chesser

Chesser results were verified by Fortuna relogging of historical core. Quality control results were assessed including assays for standards, blanks, duplicates and results of twin hole drilling. Additional infill drilling was conducted at all deposits to support and confirm historical drilling and geological interpretation developed by Chesser.

12.1.2	Fortuna

Since taking ownership in 2023, Fortuna staff have adhered to a stringent set of procedures for data storage and validation, performing verification of its data on a monthly basis for all data relating to drilling. The Project employs a Database Administrator who is responsible for oversight of data entry, verification and database maintenance.

Fortuna re-logged historical drill core across Area A, Area D and Karakara to validate the historic geological models and mineralized intervals with the re-logging showing good correlation with the pre-existing interpretations. In addition, Fortuna carried out infill drilling and a trial grade-control program of 34 holes on close spaced centers of 10 x 10 m (mimicking the expected grade control drilling pattern spacing) on Area D to validate the block model interpretation. Results from these programs have confirmed geologic interpretations and provide support for resource modeling.

12.2	Database

An audit of the database is conducted quarterly by the Corporate Resource Geologist. A report is filed listing any discrepancies and Boya staff are required to make the necessary corrections.

The database was reviewed and validated by Fortuna staff in July 2025. The data verification procedure includes specific checks to verify the data used in the Mineral Resource estimation as set out in Table 12.1.

Table 12.1 Database Checklist Summary

Collar Checks	Survey Checks	Geology Checks	Assay Checks	Density Checks
Missing assays	Missing assays	Missing collars	Missing collars	Missing collars
Missing downhole survey	Missing downhole assays	Missing downhole surveys	Missing downhole surveys	Missing downhole surveys
Missing geology	Missing geology	Missing geology	Missing geology	Depth > total collar depth
Missing density	Azimuth corrected for magnetic declination	Overlapping from to records	Overlapping from to records
Duplicate holes	Magnetic declination checked and correctly applied	Gaps between from to records	Gaps between from to records
Duplicate collar positions	Survey record at collar	Depth > total collar depth	Depth > total collar depth
X-Y collar locations within boundary	Down plunging holes have negative dip	Geocodes consistent and match set legend	Modelling assay fields identified
Total hole length	Up plunging holes have positive dip	Missing/unspecified intervals	Units and detection limits identified
Total hole length < any entries in other tables	Duplicate survey records		Analytical data conversion, storage and conversion factors
Initial survey direction in collar table	Depth > total collar depth		Modelling grade ranges and assay methodology

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Collar Checks	Survey Checks	Geology Checks	Assay Checks	Density Checks
Collars checked against surface DTM and underground solids	Traces of new holes checked in plan and section		Highest grades are within stoichiometric limits
Cross section check completed	Anomalies checked and removed from traces		Zero grades do not exist
Planned collar locations excluded	Inconsistencies in alphanumeric fields		Sum of oxides =< 100%
Spaces in data entry for collar coordinates			Missing or unspecified intervals
Inconsistencies in Alphanumeric fields			Intervals awaiting assay results identified
No spaces in data entry

No significant inconsistencies were discovered. Minor inconsistencies identified relating to spelling or coding errors were reported to the Database Administrator for correction in the database.

12.3	Collar and Downhole Surveys

Downhole surveys were historically taken using a REFLEX EZ shot tool and more recently with the REFLEX GYRO tool. Downhole surveys are validated during the drilling campaign by exploration geologists in three dimensions using Leapfrog Geo. If significant deviation is observed the drilling contractor (IDC or FTE) will be requested to conduct a second survey to confirm. If there are issues, then the equipment will be calibrated and the hole surveyed multiple times to ensure a consistent result. A magnetic declination correction is applied to any REFLEX EZ Shot readings within DataShed.

12.4	Geologic Logs and Assays

The use of Maxwell LogChief software supports the electronic collection of geological and geotechnical information in the field using a standardized system of drop-down menus to promote consistency. In addition, all information is electronically transferred to the database thereby removing the risk of transcription errors.

Assays received by Boya are reported in both Portable Document Format (pdf) and Microsoft Excel format. Both documents are compared and only imported into the database if they are in agreement. Importation is performed electronically without requiring transcription.

Assay data are verified using a comprehensive QAQC program including the insertion of CRMs, blanks and duplicates for assays reported by ALS and SGS laboratories, as described in Section 11.9.

12.5	Sample Type Comparison

Reverse circulation, diamond and reverse circulation with diamond tail holes are drilled at Diamba Sud. A comparison between the different drill hole types was conducted using log probability plots for each deposit. Both separately and globally the drill hole types are considered comparable and do not require separation or omission from the database prior to estimation. All drill hole types were included within this Mineral Resource estimate.

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12.6	Mineral Resource Estimation

The Mineral Resource estimation methodology followed by Fortuna, as described in Section 14 of this Report, is based on CIM (2019) best practice guidelines.

Each step of the process is documented, and a checklist developed that is signed off by Fortuna staff and the corporate reviewer in this case, the QP, when completed.

An extensive database audit was conducted on July 7, 2025, by the Mineral Resource geologists in the Technical Services team prior to Mineral Resource estimation. The findings indicated that only minor coding errors were present that required correction.

Validation checks were also performed upon importation into Datamine mining software and included searches for overlaps or gaps in sample and geology intervals, inconsistent drill hole identifiers, and missing data. No significant discrepancies were identified.

12.7	Data Verification by Qualified Persons

12.7.1	Mr. Eric Chapman

Mr. Chapman performed a site visit as outlined in Section 2.3.1.

Mr. Chapman reviewed the database audit results and verified the database and is of the opinion that it is suitable for the estimation of Mineral Resources.

Mr. Chapman checked randomly selected collar and downhole survey information for each campaign against source documentation. In addition, Mr. Chapman completed a comparison of the surface collar coordinates against the surveyed topographic surface. The wireframes showed a good correlation with collar locations recorded in the database.

A validation of the downhole readings was performed by Mr. Chapman by randomly selecting readings taken from individual holes and assessing the level of deviation between successive data points. If significant discrepancies (e.g. >15%) existed between data points, the information was flagged and follow-up checks performed. Mr. Chapman is of the opinion that collar and downhole survey data has been determined using appropriate techniques and is suitable for usage in Mineral Resource estimation. To further verify the assay data, Mr. Chapman randomly selected assay data from the database and compared the assay results stored to those of the original assay certificates. Mr. Chapman is of the opinion that the geological and assay data stored in the database is representative of that reported from the laboratories and is suitable for usage in Mineral Resource estimation.

No material sample biases were identified from the QA/QC programs. Analytical data that were considered marginal were accounted for in the resource classifications.

Mr. Chapman reviewed the steps used in the Mineral Resource estimate and the outcome and considers the resulting estimate can be used as the basis for the PEA as summarized in this Report. The data validation included reviews of:

•	Site visit to review core, geological interpretation and discuss estimation methodology.

•	The database (as described above).

•	Wireframe modelling to define geological, weathering and mineralization domains.

•	Statistical evaluation to confirm domaining is appropriate and adheres to the geological interpretation.

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•	Variographic analysis to confirm modelled variograms correspond to experimental variography.

•	Cross validation results.

•	Statistical checks on each field contained in the resource block model to confirm minimum/maximum values are not exceeded.

•	Mineral Resource classification.

•	Depletion of mined out and remnant/isolated blocks from the model.

•	Verification of pit shell parameters used to constrain Mineral Resources and costs for the determination of cut-off grades.

•	Reported Mineral Resources correspond with block models.

12.7.2	Mr. Paul Weeden

Mr. Weedon performed site visits as set out in Section 2.3.2.

During site visits Mr. Weedon conducted the following activities:

•	Review of the geological interpretation and drill core with Boya exploration personnel.

•	Review of exploration plans and program objectives to ensure any changes to interpretations based on results were appropriately addressed.

•	Review of results and interpretations, and discussed changes to interpretation and understanding of the mineralization and geological controls to ensure a consistent approach to exploration.

•	Review of external specialist consultants reports with the site geologists, and provided feedback and direction for further investigations.

Mr. Weedon is of the opinion that the geological and sample data collected adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits. The geological models are appropriate and reasonable and reflect the current understanding of the various Diamba Sud deposits.

12.7.3	Mr. Raul Espinoza

Mr. Espinoza has conducted a comprehensive review of the project by engaging in detailed discussions with Boya mining engineers. These interactions covered review of the inputs used for cut-off grade determination, geotechnical observations, open pit optimization strategy, mine design and proposed mine and plant infrastructure, equipment selection, life of mine (LOM) and scheduling plans. Additionally, Mr. Espinoza consulted with Boya personnel with specialized knowledge regarding local environmental and social aspects of the project to address requirements related to environmental, social, and permitting aspects, and their related impact on operating and capital expenditure.

12.7.4	Mr. Mathieu Veillette

Mr. Veillette performed a site visit as outlined in Section 2.3.3.

Mr. Veillette visited the proposed locations of the TSFs, WRSFs and water management facilities. He also reviewed and discussed with Boya site personnel, designs and procedures for the TSFs, WRSFs, geotechnical model, and water balance. He also

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reviewed core logging activities and provided feedback on acquiring more geotechnical data, stream flow and pump test data for water management/balance outcomes.

Geotechnical data indicate that the proposed open pit mining method, and WRSF are suitable, based on rock stability. Hydrology data indicate that any future plant will have sufficient access to water to meet its requirements. Mr. Veillette reviewed Piteau’s open pit design work with respect to wall design and stability analyses. Mr. Veillette also reviewed all work performed by Knight Piésold with respect to the TSF and water management related work. He also provided input on WRSF slope designs and open pit offset requirements for slope stability.

12.7.5	Dr. Leon Lorenzen

Dr. Lorenzen has held discussions with Boya exploration geologists in helping select samples for the PEA stage of metallurgical testwork. He also discussed with mining engineers proposed mine and plant infrastructure, proposed mining methods, LOM and scheduling plans.

Dr. Lorenzen reviewed the spatial selection of metallurgical samples for testwork to determine their representativity. Sample selection is reliant on the geological characteristics of the deposits, and he therefore collaborated with the Boya geologists on sample selection including evaluation through photos and drone videos. Dr. Lorenzen also inspected all core and samples at the laboratories prior to commencement of any testwork.

He has conducted reviews to verify proposed metallurgical recoveries applied in the estimation of Mineral Resources including:

•	Mineralogical information and reports.

•	Metallurgical testwork results.

•	Discussions with Boya geologic staff to ensure representativity of selected metallurgical samples.

It is the opinion of Dr. Lorenzen that the Diamba Sud metallurgical samples tested are representative of mineralization defined for each of the deposits (covers the variability), in respect to geographical orientation, depth, mineralization, grade and metallurgical response. Differences between deposits are minimal regarding metallurgical recovery and have been accounted for. Metallurgical assessments have been conducted using tests, assays and mineralogical data appropriate for determining the proposed processing methodology.

He considers that the metallurgical information is acceptable to support Mineral Resource estimation and be used for PEA purposes.

The proposed process flowsheet selected to treat the mineralized material contained in the deposits is applicable to the type of mineralogy and gold deportment for free milling gold that is planned to be processed at Diamba Sud. The relevant testwork as detailed in Section 13 was selected to confirm the process flowsheet and mass balance as described in Section 17.

12.8	Comment on Section 12

The QPs are of the opinion that the data verification programs performed on the data collected from the Project are adequate to support the geological interpretations, the analytical and database quality, geotechnical and hydrogeological considerations,

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metallurgical recoveries, Mineral Resource estimation and the PEA at the Diamba Sud Project and that, to the knowledge of the QPs, there are no limitations on or failure to conduct such verification that would materially impact the results.

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13	Mineral Processing and Metallurgical Testing

13.1	Introduction

Mintrex, now Maca Interquip Mintrex (MIQM), was engaged by Chesser in May 2022 to manage a metallurgical testwork program for Diamba Sud. Dr. Lorenzen was an employe of Mintrex and MIQM during the testwork program and process design stages. The testwork was undertaken by ALS Metallurgy Pty Ltd (ALS) in Perth, Western Australia. MIQM developed, monitored and evaluated a five-stage testwork program for the project. This testwork program was developed to build up scoping study level testwork completed in 2021. Samples were selected by MIQM and Fortuna (Chesser had also selected samples prior to the acquisition by Fortuna) and dispatched from Senegal to Perth for testing in June 2022. The first stage was comminution testwork which was used to determine the mineralization properties. Optimization tests were then conducted in the second stage to determine optimum conditions for cyanidation. The final stage of testwork determined cyanidation at the optimized conditions across a larger number of samples followed by variability testing. Bulk mineral analysis (BMA), rheology and diagnostic leach tests were added during the program to investigate flow properties and gold mineralogy. This report covers the testwork completed as of the effective date of this Report in support of the PEA study while ongoing testwork is conducted for the next phases of the project. Some additional testwork was commissioned and managed by Fortuna to cover additional deposit areas, as well as testwork to support more detailed studies.

13.2	Sample Preparation

Initial testwork was based on samples taken from Area A, Area D and Karakara deposits, with additional bottle roll recovery tests performed on samples from the Kassassoko and Western Splay deposits, and the Bougouda prospect.

13.2.1	Sample Selection and Identification

A total of 25 samples were composited from fresh and oxide mineralization from Area A, Area D and Karakara. Composite selection was performed by Mintrex and Fortuna. Sample selection criteria included wide geographical coverage, a range of depths, lithologies, gold grades and proximity of drill holes. Table 13.1 shows the sample ID, drill hole ID, sample mass, assay head grade and lithology of the supplied samples. Figure 13.1 shows the plan view of the metallurgical sample locations for Area A and Area D with Figure 13.2 providing a view of Section C. Figure 13.3 shows the plan view of the metallurgical sample locations for Karakara with Figure 13.4 showing Section B.

Table 13.1 Samples taken for metallurgical testing

Sample ID	Drill Hole ID	Total Sample Mass (kg)	Head Grade (g/t Au)
DA Oxide-1	DSDD051, DSDD052	77	3.81
DA Oxide-2	DSDD042	96	2.06
DA Oxide-3	DSDD034, DSDD016	44.5	0.63
DA Fresh-1	DSDD052, DSDD032	47	1.38
DA Fresh-2	DSDD042, DSDD033	57.5	1.60
DA Fresh-3	DSDD007, DSDD016	49	2.60
DB Oxide-1	DSDD040	109	6.22
DB Oxide-2	DSDD035, DSDD029	41	5.81
DB Fresh-1	DSDD014	67	1.68

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Sample ID	Drill Hole ID	Total Sample Mass (kg)	Head Grade (g/t Au)
DB Fresh-2	DSDD035, DSDD029	42	1.63
DC Oxide-1	DSDD036, DSDD030	28.5	3.14
DC Fresh-1	DSDD019, DSDD030	49	1.01
AA Fresh-1	DSDD020, DSDD064	72.5	3.72
AB Fresh-1	DSDD024, DSDD059	72.5	1.28
AB Fresh-2	DSDD058, DSDD003	50.5	1.15
AB Fresh-3	DSDD011	24.9	NA
AB Fresh-4 (Previously AB Oxide-1)	DSDD011, DSDD059	61	0.27
AC Fresh-1	DSDD013, DSDD008	87	1.48
AC Fresh-2	DSDD060, DSDD068	63.5	2.26
AC Fresh-3	DSDD002	27	2.00
KARA Fresh-1	DSDD069, DSDD077	54	4.62
KARB Fresh-1	DSDD075, DSDD076	75	2.63
KARB Fresh-2	DSDD076	61	0.03
KARB Fresh-3	DSDD073	79	3.07
KARC Fresh-1	DSDD074	78.5	2.77
KARC Fresh-2	DSDD071	56	3.11
DAOxideVAR1	DSDD044, DSDD047	63.5	0.88
DBOxideVAR1	DSDD015, DSDD035, DSDD038, DSDD041	82	2.09
DCOxideVAR1	DSDD036 DSDD057	32	0.58
DCOxideVAR2	DSDDM098	53	3.47
DCOxideVAR3	DSDDM097	56	8.95
DCOxideVAR4	DSDDM100	50	1.67
DAFreshVAR1	DSDD044	45	6.88
DBFreshVAR1	DSDD015, DSDD018, DSDD055	77.4	1.46
DCFreshVAR1	DSDD030, DSDD054, DSDD057	39	0.9
AAFreshVAR1	DSDDM094	162	2.01
AAFreshVAR2	DSDD064	66.5	0.45
ABFreshVAR1	DSDD066, DSDD067	60.5	3.75
ABFreshVAR2	DSDD066	59	1.62
ACFreshVAR1	DSDD004, DSDD008	89.5	1.23
ACFreshVAR2	DSDD060	22	0.53
KARAFreshVAR1	DSDDM106	97	5.07
KARBFreshVAR1	DSDDM103	71	5.81
KARBFreshVAR2	DSDDM103	105	4.76
KARCFreshVAR1	DSDD070	86	1.07

Note: Sample IDs are named to reference the resource pit area, section, weathering and sequential sample number. For example, “DA Oxide-1” refers to pit Area “D” and section “A”, the sample is categorized as mostly “Oxide” and is the first in that area and section. Variability samples are prefixed by “Var”.

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Figure 13.1 Map Showing Location of Metallurgical Samples for Area A and Area D

Figure prepared by Fortuna, 2024

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Figure 13.2 Metallurgical Sample Location for Area A and Area D – Section C

Figure prepared by Fortuna, 2024

Figure 13.3 Map Showing Location of Metallurgical Samples for Karakara

Figure prepared by Fortuna, 2024

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Figure 13.4 Metallurgical Sample Location for Karakara – Section B

Figure prepared by Fortuna, 2024

There was significantly more fresh than oxide mineralization samples available from the core drilling. All fresh samples were half core but due to the friability of the oxide mineralization, the samples available were too small for reliable SMC and Bond impact crushing work index (CWi) tests. These tests were therefore not conducted on oxide mineralization. Head assays conducted show a wide range of head grades from 0.8–5.5 g/t Au. The KARB Fresh-2 sample gold grade was very low and therefore the sample was not used in further leach testwork.

13.2.2	Quantification of Minerals

A total of 26 samples were provided to ALS for semi-quantitative X-ray diffraction (XRD) analysis. XRD is used to analyze the samples whilst a combination of matrix flushing and reference intensity ration (RIR) derived constants were used to identify and quantify sample mineralogy. The XRD test results are shown for Area D in Table 13.2 and for Area A and Karakara in Table 13.3. Minerals identified were common for gold deposits. No major cyanide consumers or deleterious minerals were identified.

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Table 13.2 Summary of XRD Analysis for Area D

Mineral or Mineral Group	DA_Oxide_ 1	DA_Oxide_ 2	DA_Oxide_ 3	DA_Fresh_ 1	DA_Fresh_ 2	DA_Fresh_ 3	DB_Oxide_ 1	DB_Oxide_ 2	DB_Fresh_ 1	DB_Fresh_ 2	DC_Oxide_ 1	DC_Fresh_ 1
Clay mineral	10	0	0	0	< 1	0	26	11	0	0	0	0
Kaolinite	54	46	40	0	0	0	37	43	0	0	69	0
Chlorite	0	0	0	0	1	0	0	0	0	0	0	1
Annite - biotite - phlogopite	0	1	1	0	0	0	0	0	0	0	0	1
Muscovite	1	7	5	0	1	0	3	1	0	1	1	0
Talc	0	0	0	0	0	0	0	0	0	0	0	0
Calcic amphibole	0	0	0	0	0	0	0	0	0	0	0	0
Plagioclase	5	0	0	43	19	31	8	11	34	31	0	49
K-feldspar	2	3	4	2	1	2	2	2	0	0	0	0
K-feldspar and/or rutile	0	0	0	0	0	0	0	0	0	< 1	0	1
Quartz	16	24	37	24	12	8	13	13	3	3	16	9
Rutile	2	2	0	0	0	0	2	0	0	0	2	0
Anatase	0	0	0	0	0	0	0	0	0	0	0	1
Calcite	0	0	0	0	0	0	0	0	0	< 1	0	0
Dolomite - ankerite	0	0	0	27	60	55	5	4	62	64	0	37
Siderite type carbonate	0	0	0	0	4	0	0	0	0	0	0	0
Goethite	10	14	11	0	0	0	5	15	0	0	13	0
Hematite	0	2	2	0	0	1	0	0	0	0	0	0
Magnetite	0	0	0	0	0	0	0	0	0	0	0	0
Pyrite	0	0	0	4	2	4	0	0	1	1	0	2
Pyrite and/or hematite	0	0	0	0	0	0	0	0	0	0	0	0

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Table 13.3 Summary of XRD Analysis for Area A and Karakara

Mineral or Mineral Group	AA_Fresh_ 1	AB_Fresh_ 1	AB_Fresh_ 2	AB_Fresh_ 4	AC_Fresh_ 1	AC_Fresh_ 2	AC_Fresh_ 3	KARA_Fresh_ 1	KARB_Fresh_ 1	KARB_Fresh_ 2	KARB_Fresh_ 3	KARB_Fresh_ 4	KARC_Fresh_ 1	KARC_Fresh_ 2
Clay mineral	0	0	0	2	0	0	0	0	0	0	2	2	2	0
Kaolinite	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Chlorite	0	1	< 1	1	0	0	0	0	1	< 1	2	0	1	1
Annite - biotite - phlogopite	0	< 1	1	8	1	1	0	0	0	< 1	1	1	1	< 1
Muscovite	< 1	0	0	0	0	0	0	< 1	1	0	0	0	0	0
Talc	0	0	0	1	0	0	0	0	< 1	0	< 1	2	0	0
Calcic amphibole	0	0	0	3	0	0	0	0	0	0	4	0	0	0
Plagioclase	63	61	54	68	51	63	71	68	19	68	30	23	42	56
K-feldspar	5	2	3	0	6	3	2	0	1	2	1	0	3	2
K-feldspar and/or rutile	0	0	0	1	0	0	0	1	0	0	0	1	0	0
Quartz	6	7	14	9	9	15	9	8	14	10	7	16	16	16
Rutile	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Anatase	1	1	1	1	< 1	1	1	1	0	1	0	0	< 1	0
Calcite	0	0	0	2	0	0	0	1	0	0	12	0	0	0
Dolomite - ankerite	24	27	24	1	32	14	16	21	61	19	39	48	34	22
Siderite type carbonate	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Goethite	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Hematite	0	< 1	0	0	0	0	0	0	0	0	0	0	0	0
Magnetite	0	0	0	0	0	0	0	0	0	0	0	5	0	0
Pyrite	1	1	3	2	1	3	1	1	2	0	2	2	2	2
Pyrite and/or hematite	0	0	0	0	0	0	0	0	0	< 1	0	0	0	0

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13.3	Comminution Testwork

The first stage of testwork consisted of comminution tests to help determine hardness, abrasion and breakage properties to provide input for comminution modelling. The comminution modelling will be used to provide further information on the comminution circuit selection. The testwork program included Bond abrasion index (Ai), ball mill work index (BWi), CWi, and semi-autogenous grind (SAG) mill comminution (SMC) tests.

13.3.1	Abrasion Index

Ai values ranged from 0.0416–0.3333, and averaged 0.1829 in the fresh samples. These Ai values are normal for non-abrasive gold-bearing mineralized material, with three samples from Area D with slightly less abrasiveness than average. The most abrasive sample, also from Area D, was not more abrasive than normal gold-bearing mineralization. The mineralized material (irrespective of domain) is unlikely to pose any significant problems with abrasiveness.

13.3.2	Crushing Index

Table 13.4 shows the CWi results for each composite.

CWi values below 7 kWh/t are very soft, between 7–9 kWh/t are soft while 9–14 kWh/t are considered medium, and 14–20 kWh/t hard.

Most testwork CWi values at Diamba Sud are between 4–8 kWh/t which indicates the majority of the mineralized material is either very soft or soft. The CWi for one Area A sample (15.1 kWh/t) indicates hard mineralization. This isolated sample is an outlier and either indicates variability or a spurious result in Area A.

Table 13.4 Bond Crushing Work Index Results

Sample ID	Average CWi (kWh/t)	Category
AA FRESH-1	15.1	Hard
AB FRESH-1	4.5	Very soft
AB FRESH-2	6.3	Very soft
AB FRESH-4	5.7	Very soft
AC FRESH-1	4.4	Very soft
AC FRESH-2	5.3	Very soft
AC FRESH-3	5.9	Very soft
DA FRESH-1	6.8	Very soft
DA FRESH-2	5.6	Very soft
DA FRESH-3	4.0	Very soft
DB FRESH-1	4.4	Very soft
DB FRESH-2	7.6	Soft
DC FRESH-1	6.6	Very soft
KARA FRESH-1	6.1	Very soft
KARB FRESH-1	6.3	Very soft
KARB FRESH-2	7.3	Soft
KARB FRESH-3	4.2	Very soft
KARC FRESH-1	6.4	Very soft
KARC FRESH-2	6.0	Very soft

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13.3.3	Ball Mill Work Index

BWi values between 14–20 kWh/t indicate mineralization that is moderate to hard. BWi values above 20 kWh/t indicate mineralization that is very hard. The results of the testwork shows a range of BWi values from 10.4–22.1 kWh/t for fresh mineralized material to reach a P80 of ~60 µm. Therefore, mineralization is primarily moderate to hard. Compared to typical gold ores this material is moderate. Only one sample, from Karakara, showed a BWi value above 20 kWh/t, while six samples, five from Area D and one from Karakara, showed BWi values below 14 kWh/t.

Oxide samples were too friable to be tested, which is typical for weathered composites. Generally, blending weathered mineralization with fresh mineralization is recommended during operation to decrease the impact of variability. Area D contains significant mineralized oxide material without easily available fresh mineralization for blending and therefore a comminution circuit capable of processing only soft oxide mineralization for periods of time will be crucial.

13.3.4	SMC Testwork

The oxide mineralized samples were too friable for SMC testwork and were thus excluded – this is not considered material at this stage of Project evaluation. Table 13.5 shows the results of the SMC testwork with the attributes reported represented as follows:

•	A is the resistance of breaking larger particles.

•	b is breakage of smaller particles.

•	A*b allows comparison of different mineralization types – the smaller the value the greater the resistance to comminution.

•	ta is a measure of resistance to abrasion grinding.

The A*b values, ranging from 27–53 from this testwork indicate mostly hard composites with few outliers. The SAG circuit specific energy (SCSE) value is derived from simulations of a “standard” circuit of a single-stage SAG mill in closed circuit. The SCSE results for these composites indicate that the mineralized material could be suitable for single-stage crushing followed by SAG mill or a SAG–ball mill–crusher comminution (SABC) circuit in agreement with the BWi data. The results for ta compared well with the Ai values indicating that the material will be hard to very hard regards to abrasion (0.25 to 0.42), which is higher than the Ai indicated.

Table 13.5 SMC Results

Sample Info	SMC
	A	b	A x b	DWi (kWh/m3)	DWi (%)	ta	Mia (kWh/t)	Mic (kWh/t)	Mih (kWh/t)	SCSE (kWh/t)
AA FRESH-1	86.7	0.34	29.5	9.4	82	0.28	24.9	10.2	19.7	11.60
AA FRESH VAR-1	73.3	0.46	33.7	8.1	68	0.33	22.7	17.4	9.0	10.65
AB FRESH-1	91.4	0.34	31.1	8.6	74	0.30	23.7	9.5	18.4	11.16
AB FRESH-2	92.9	0.33	30.7	9.0	78	0.29	24.4	9.9	19.2	11.26
AB FRESH-4	65.5	0.61	40.0	6.6	50	0.39	19.7	7.5	14.5	9.78
AB FRESH VAR-1	63.8	0.68	43.4	6.2	44	0.42	18.3	13.4	6.9	9.51
AC FRESH-1	89.4	0.37	33.1	7.9	66	0.33	23.0	9.1	17.6	10.62
AC FRESH-2	91.5	0.33	30.2	9.0	79	0.29	24.7	10.0	19.4	11.29
AC FRESH-3	93.1	0.32	29.8	9.1	80	0.29	24.9	10.1	19.6	11.37

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Sample Info	SMC
	A	b	A x b	DWi (kWh/m3)	DWi (%)	ta	Mia (kWh/t)	Mic (kWh/t)	Mih (kWh/t)	SCSE (kWh/t)
AC FRESH VAR-1	59.3	0.89	52.8	5.1	30	0.50	15.6	11.0	5.7	8.76
DA FRESH-1	81.8	0.40	32.7	8.4	72	0.30	22.7	9.1	17.6	11.06
DA FRESH-2	75.0	0.58	43.5	6.6	49	0.39	18.0	6.9	13.3	9.85
DA FRESH-3	80.2	0.50	40.1	7.1	56	0.36	19.4	7.5	14.5	10.19
DB FRESH-1	69.0	0.64	44.2	6.8	52	0.38	17.8	6.8	13.2	10.02
DB FRESH-2	93.7	0.36	33.7	8.2	69	0.32	22.3	8.9	17.2	10.82
DB FRESH VAR-1	61.7	0.82	50.6	5.6	36	0.5	16.0	11.4	5.9	9.11
DC FRESH-1	100.0	0.27	27.0	10.5	90	0.25	26.8	11.2	21.7	12.26
KARA FRESH-1	71.7	0.61	43.7	6.1	42	0.42	18.2	6.8	13.2	9.45
KARB FRESH-1	76.6	0.45	34.5	8.1	68	0.32	21.7	8.6	16.7	10.86
KARB FRESH-2	85.8	0.35	30.0	8.8	77	0.29	24.4	9.9	19.1	11.27
KARB FRESH-3	73.1	0.45	32.9	8.8	77	0.30	22.8	9.20	17.80	11.32
KARC FRESH-1	75.7	0.51	38.6	6.9	53	0.37	20.0	7.70	14.90	10.00
KARC FRESH-2	83.3	0.41	34.2	8.0	67	0.33	22.3	8.80	17.10	10.63

Figure 13.5 is an extract from the SMC report which compares the A*b of the Diamba Sud tested composites to the SMC database of over 1,300 different deposits which confirms the mineralized material is average to harder than average. Material competency will influence the comminution design towards more energy efficiency circuits.

Figure 13.5 Diamba Sud A*b vs SMC Database

Figure prepared by JKTech, 2024

13.4 Leach and Cyanidation Testwork

The second stage of testwork was focused on optimizing the conditions for leaching the gold from the mineralized material by cyanidation including some gravity separation

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testwork. The first step for this testwork was to determine how much gold was recoverable by gravity before the leach. This was done on all 24 composites. Next, nine composites were selected to determine the optimum leaching conditions. Two oxides from Area D and seven fresh samples from Area A, Area D and Karakara were selected. The effect of various conditions and parameters on gold recovery during cyanide leaching were then examined using the selected samples, namely:

•	Grind size.

•	Use of air or oxygen.

•	Addition of lead nitrate.

•	Inclusion of carbon in the leach.

•	Cyanide concentration.

•	Mass fraction of solids.

Finally, nine composites were selected for bulk gravity, leaching at optimized conditions, and carbon testwork.

13.4.1	Gravity Concentration

The composite samples were initially subjected to gravity concentration testwork to determine the gravity gold component that can be expected from the various domains. Gravity concentration was tested using a laboratory-scale Knelson concentrator, followed by intensive leach. This preliminary gravity testwork comprised 24 3-kg samples. Optimization testwork involved a selection of nine samples each weighing 14 kg. An additional 12 samples were tested during the bulk leach phase. Table 13.6 shows the results of the initial gravity recovery tests, gravity testwork for optimization and gravity concentration for the bulk leach testwork.

Gravity testwork indicated that the mineralized material contains a large proportion of free/gravity-recoverable gold. The proportion of gravity-recoverable gold varied from 19–40% for selected oxide samples and 27–81% for selected fresh samples. Broadly, the higher gold grade fresh samples had higher fractions of gravity gold, while the lower-grade samples had comparatively lower gravity recoveries. Intensive leach results indicate gold recoveries from the gravity concentrate as being >99%.

Similar results were indicated with the optimization and gravity concentration for bulk leach testwork with marginally lesser gravity-recoverable gold mostly attributed to the lower proportion of mass pull. The available gravity-recoverable gold remains high, and this provides further support for inclusion of a gravity circuit.

Table 13.6 Gravity Recovery Results

Sample ID	Gravity Screening		Optimization Testwork		Gravity Concentration for Bulk Leach
	Calculated Gold Grade (g/t)	Gold Gravity Recovery (%)	Calculated Gold Grade (g/t)	Gold Gravity Recovery (%)	Calculated Gold Grade (g/t)	Gold Gravity Recovery (%)
DA OXIDE-1	3.13	14.1	2.9	8.7	2.87	27.5
DA OXIDE-2	1.84	40.7
DA OXIDE-3	0.82	31.8
DB OXIDE-1	5.70	40.7	5.8	39.0	5.82	44.2
DB OXIDE-2	6.25	37.4
DB FRESH-1	1.28	51.6			1.17	48.2
DB FRESH-2	1.84	59.1			1.71	63.4

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Sample ID	Gravity Screening		Optimization Testwork		Gravity Concentration for Bulk Leach
	Calculated Gold Grade (g/t)	Gold Gravity Recovery (%)	Calculated Gold Grade (g/t)	Gold Gravity Recovery (%)	Calculated Gold Grade (g/t)	Gold Gravity Recovery (%)
DC OXIDE-1	3.43	31.1
DC FRESH-1	1.07	42.0	1.2	31.6	1.18	32.1
AA FRESH-1	2.96	72.6	3.3	69.1	3.27	70.1
AB FRESH-1	1.13	65.3	1.4	68.8
AC FRESH-1	2.09	68.4	1.5	67.6
KARA FRESH-1	2.84	80.0	3.5	74.3	3.71	81.1
KARB FRESH-1	1.77	72.9
KARB FRESH-3	3.10	77.4	3.3	60.1	3.30	67.0
KARC FRESH-1	2.78	58.6
KARC FRESH-2	3.81	63.7	4.6	58.2	4.05	67.2
DA FRESH-1	0.79	34.0			0.83	34.0
DA FRESH-2	1.77	57.0			1.94	53.9
DA FRESH-3	2.46	55.8			2.49	56.7
AB FRESH-2	0.96	60.5
AC FRESH-2	1.25	64.7
AC FRESH-3	2.30	55.1
KARB FRESH-4	2.44	58.6

13.4.2	Grind Size Optimization

Tails from the bulk gravity testwork were ground to particle sizes of P80 180 µm, 150 µm, 106 µm and 75 µm to investigate the optimum grind size. Oxide samples were not tested at 180 µm due to initial particle size reporting mostly finer than 180 µm with screen sizing. Samples were leached under standard cyanidation conditions with solution samples extracted at 1, 2, 4, 8, 12, 24, and 48 hour intervals at 40% w/w with oxygen sparging. A summary of results of the tests is shown in Table 13.7. Note that the total recovery column includes gravity recovery.

Table 13.7 Grind Size Optimization Results

Sample ID	Grind Size P80 (µm)	Total Recovery After 12h (%)	Total Recovery After 24h (%)	Total Recovery After 48h (%)
DA OXIDE-1	150	93.2	94.9	97.4
DA OXIDE-1	106	93.0	93.0	97.1
DA OXIDE-1	75	92.2	93.1	96.6
DB OXIDE-1	150	95.5	96.7	98.2
DB OXIDE-1	106	96.7	96.7	98.3
DB OXIDE-1	75	90.4	97.7	99.1
DC FRESH-1	180	65.9	66.5	67.1
DC FRESH-1	150	71.8	71.8	71.8
DC FRESH-1	106	73.6	74.2	74.2
DC FRESH-1	75	79.1	79.1	79.1
AA FRESH-1	180	94.9	95.7	96.7
AA FRESH-1	150	95.5	96.3	97.4
AA FRESH-1	106	95.9	97.1	97.7

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Sample ID	Grind Size P80 (µm)	Total Recovery After 12h (%)	Total Recovery After 24h (%)	Total Recovery After 48h (%)
AA FRESH-1	75	96.2	97.0	98.0
AB FRESH-1	180	93.5	94.4	95.3
AB FRESH-1	150	94.3	94.8	94.8
AB FRESH-1	106	95.5	96.0	96.0
AB FRESH-1	75	95.2	95.2	96.1
AC FRESH-1	180	95.7	97.0	97.0
AC FRESH-1	150	95.8	96.2	97.0
AC FRESH-1	106	96.9	98.2	98.2
AC FRESH-1	75	97.8	98.2	98.2
KARA FRESH-1	180	97.4	97.5	97.7
KARA FRESH-1	150	96.6	96.5	96.7
KARA FRESH-1	106	98.0	98.1	98.1
KARA FRESH-1	75	98.4	98.4	98.6
KARB FRESH-3	180	93.9	94.1	94.4
KARB FRESH-3	150	94.8	95.5	95.9
KARB FRESH-3	106	95.7	96.5	96.5
KARB FRESH-3	75	97.5	97.5	97.5
KARC FRESH-2	180	95.7	96.3	96.6
KARC FRESH-2	150	97.1	97.1	97.7
KARC FRESH-2	106	97.3	97.3	97.8
KARC FRESH-2	75	98.3	98.3	98.3

Figure 13.6 shows that the highest gold recoveries at 24 hours were experienced at a P80 of 75 µm. There is generally an inverse relationship between grind size and gold leach recovery; this is to be expected, as finer grind size increases the surface area of the sample, and thus the leaching kinetics and total available gold. This is consistent across all samples with some degree of measurement variability. A preliminary economic evaluation was conducted to determine the preferred grind size. A finer grind size shows a higher gold recovery at the cost of additional grinding power. The evaluation based on estimated grinding power indicated an optimal grind size of 106 µm for the fresh and oxide samples. Optimum gold recovery is achieved at 24 hours for fresh samples at 106 µm and at 12 hours for oxide samples, also at 106 µm.

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Figure 13.6 Grind Size Optimization of Area A, Area D and Karakara Deposits

Grind Size vs Total Au Recovery
Leach Conditions
- Inital NaCN: 1000 ppm
- Maintain NaCN: >500 ppm
- Maintain pH> 9.8
- 40% w/w solids
- Oxygen Sparge
- Perth Tap Water
- 24 hours leach
Total Au Recovery (%)
100
90
80
70
60
50
40
30
20
10
0
75
106
150
180
AA-FRESH-1
AB-FRESH-1
AC-FRESH-1
DA-OXIDE-1
DB-OXIDE-1
DC-FRESH-1
KARA-FRESH-1
KARB-FRESH-3
KARC-FRESH-2
Composite

Figure prepared by MIQM, 2024

The DC Fresh-1 sample, from Area D, showed a significant lower gold recovery compared to other samples with only 74% gold recovery (106 µm) at 24 and 48 hours. This indicates additional residence time would not increase recovery of DC Fresh-1. Diagnostic leaching of DC Fresh-1 residue showed 96% of the gold in the leach tails can be recovered by aqua regia digest. This indicates the remaining gold was predominately associated with gold locked in non-silicate, quartz, and sulfide minerals. Thus, DC Fresh-1 can be classified as semi-refractory, and ultrafine grinding would be needed to extract the remaining gold after initial cyanidation.

13.4.3	Effect of Lead Nitrate on Cyanidation

The DC Fresh-1 was the only sample that would have potential benefits from addition of lead nitrate. Figure 13.7 compares the kinetics of the gold extraction from mineralization when 200 g/t of lead nitrate is added against no lead nitrate.

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Figure 13.7 Lead Nitrate vs Au Recovery of DC Fresh-1

Figure prepared by MIQM, 2024

The leach kinetics show minimal impact of lead nitrate with recovery converging at 24 hours. Lead nitrate is therefore not recommended for further testwork. Fresh mineralization in Area D accounts for 16% of the total estimated Mineral Resource.

13.4.4	Effect of Air on Cyanidation

Figure 13.8 shows the average kinetics of the extraction of gold from mineralization across eight samples with oxygen and with air sparging. The gold recovery (%) represented in this figure is presented as total gold recovery and therefore includes gravity gold recovery.

Figure 13.8 Oxygen vs Air Sparging

Figure prepared by MIQM 2024. Note: *Average is across 8 samples (Optimization samples exclude anomalous DC Fresh-1 result).

The overall recovery of gold is not significantly impacted by the use of oxygen instead of air for leaching after 24 hours as the total recovery of gold (including gravity) was around

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95–98% in all cases (excluding DC Fresh-1) and averaged 97.2%. The results also demonstrate that gold leaching kinetics during the initial stages of leaching increased marginally when using oxygen compared to air. This is expected as the additional oxygen sparging provides excess oxygen reagent for gold liberation but does not increase final recovery. While the mineralized material does not appear to be a large oxygen consumer, it was decided that oxygen should be recommended for further testwork and bulk tests for optimal results.

13.4.5	Carbon in Leach

The effect on total gold recovery when carbon was added during leaching was also investigated. This will inform the decision as to whether to proceed with a carbon in leach (CIL) or carbon in pulp (CIP) circuit or a hybrid for the potential flowsheet. Table 13.8 shows the gold extraction with leach only (no carbon) and with 20 g/L of carbon (CIL column) after 48 hours. Leach conditions were held at 40% w/w, 106 µm, oxygen sparge, 1000 ppm CN initial and 500 ppm CN maintained. CIL recovery includes carbon assay and solution assay as almost all extracted gold in solution will be adsorbed to carbon during staged CIL. Gold leaching circuits for free-milling mineralized material of this type typically have 24 hours or less residence time. CIL testwork recovery shows virtually identical leach recoveries with or without carbon. This supports the use of activated carbon for the adsorption of gold in solution and a CIL circuit.

Table 13.8 CIL vs Leach Only Cyanidation

Sample ID	Au Recovery: Direct Leach (no Carbon) 48 hours	Au Recovery: CIL (Carbon in Leach) 48 hours
DA OXIDE-1	97.1	98.9
DB OXIDE-1	98.3	98.0
DC FRESH-1	74.2	65.4
AA FRESH-1	97.7	97.9
AB FRESH-1	96.0	94.7
AC FRESH-1	98.2	97.6
KARA FRESH-1	98.1	97.8
KARB FRESH-3	96.5	96.9
KARC FRESH-2	97.8	97.6
DA OXIDE-1	97.1	98.9
Average*	97.5	97.4

Note* Average is across 8 samples (excluding anomalous DC-Fresh-1 result).

13.4.6	Effect of Cyanide Concentration on Cyanidation

The average cyanide consumption at 1,000 ppm initial and 500 ppm maintained was roughly 0.37 kg/t across the eight samples (excluding DC Fresh-1 at a gold grade of 0.29 g/t), this is within the expected range, and average for this type of plant. Figure 13.9 shows the effect of different cyanide concentrations at 250 ppm, 500 ppm and 1,000 ppm initially and maintained at 100 ppm, 250 ppm and 500 ppm, respectively.

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Figure 13.9 Effect of NaCN Concentration on Cyanidation

Figure prepared by MIQM, 2024.

The results generally show that increasing cyanide concentration marginally increases leaching kinetics during the first eight hours of leaching. Total recoveries from all composites mostly converge after 24 hours of leaching with highest recovery at 1,000 ppm CN. Increasing cyanide concentration also increases overall consumption.

Table 13.9 shows how average cyanide consumption changes with cyanide concentration across the eight samples (excluding DC Fresh-1).

Table 13.9 Effect of Cyanide Concentration on Gold Recovery and Reagent Consumption after 24 hours

Initial Cyanide Concentration (ppm)	Gold Recovery at 24 Hours (%)	Cyanide Consumption (24h) (kg/t)	Lime Consumption (24h) (kg/t)
1,000	96.6	0.37	1.3
500	96.3	0.21	1.1
250	95.7	0.11	0.8

Overall cyanide consumption is as expected for free-milling mineralized material. Broadly, cyanide consumption reduces significantly when reducing concentrations from 1,000 ppm to 500 ppm, then slightly more when decreasing from 500 ppm to 250 ppm. As summarized in Table 13.10, oxide mineralization consumes more cyanide than fresh mineralization. Lime is generally used to maintain pH above 9.8. Fresh mineralization lime consumption is between 0.2–0.4 kg/t, as expected. Oxide mineralization lime consumption has a wider variation, between 1.5–4.8 kg/t, as expected.

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Table 13.10 Average Reagent Consumption after 24 hours at 1,000 ppm Cyanide Between Fresh and Oxide Mineralization

Lithology	Cyanide Consumption (24h) (kg/t)	Lime Consumption (24h) (kg/t)
Fresh (45% w/w)	0.31	0.34
Oxide (35% w/w)	0.45	4.2

In summary, reducing cyanide concentration did have a marginal effect on total gold recovery at 24 hours. Using the cost for supplied cyanide applicable as of the effective date of this Report, a comparison between cost of additional consumed cyanide was compared to the average increase in recovery and it was determined that an initial 1,000 ppm CN concentration was the optimum leach condition for bulk leaching tests. Leaching kinetics also improves slightly with increased concentration. Therefore, in the event of reduced residence time, higher cyanidation would be beneficial.

13.4.7	Effect of Solid Concentration on Cyanidation

The recovery of gold from the mineralized material was tested at solids mass fractions varying from 25–40% at 5% intervals for oxide mineralization and 35–45% at 5% intervals for fresh mineralization. Oxide composites were very viscous due to some clay pockets at concentrations above 40%. Figure 13.10 and Figure 13.11 show the average impact of solids mass fraction on the oxide and fresh samples (excluding DC Fresh-1) gold recoveries, respectively.

Figure 13.10 Effect of Solid Mass Fraction (%) – Oxides

Figure prepared by MIQM, 2024.

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Figure 13.11 Effect of Solid Mass Fraction (%) – Fresh

Figure prepared by MIQM, 2024. Note: *Average is across 8 samples (excluding anomalous DC Fresh-1 result).

The results of the tests show that there is no major impact on total gold recovery when increasing solids mass fraction. Figure 13.10 broadly shows faster kinetics in the lower concentration samples initially, with all samples having nearly the same gold recovery by 24 hours. Maximum recovery is placed between 25–35%, with 35% selected for the remaining bulk leach testwork. Figure 13.11 shows very similar recovery by 24 hours across all samples (excluding DC-Fresh-1). Again, a very high recovery is achieved at 24 hours (~97%). The results don’t clearly indicate any benefit in gold recovery at the various solids concentrations at 24 hours.

The solids mass concentration for the bulk leach tests to be conducted was thus chosen on the basis of a possible process flowsheet. While higher solids mass fraction is attractive for minimizing the water requirement for the plant and reducing the total tank volume required, it is difficult to achieve high solids concentrations from oxide mineralization based on previous testwork. A pre-leach thickener is recommended and included in the process design to achieve 45% solids for fresh mineralization.

13.4.8	Bulk Leach Testwork

After the optimum leaching conditions were determined, the next stage of testing applied these optimal conditions to 12 samples of which five from Area D were not used during the optimization tests. Additionally, the equilibrium carbon loading was tested, and sequential CIP/CIL tests were conducted. Intensive leaching tests of the gravity concentrate were also conducted.

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The original 12 selected samples and 19 variability samples were ground to 106 µm, then separated by gravity concentration into a concentrate and tails. The tails were subjected to cyanidation at 1,000 ppm NaCN initially and maintained at 500 ppm NaCN, with oxygen sparging, no lead nitrate addition and a solids concentration of 35% for oxide and 45% for fresh samples. Lime was used to maintain the pH above 9.8. Table 13.11 shows the leach recovery (of gravity tails) and total recovery (gravity and leach) at 24 hours.

Table 13.11 Bulk Leach Testwork Summary

Sample ID	% Solids (w/w)	Calculated Assay Head (g/t)	Leach Recovery after 24h (% of gravity tails)	Total Au Recovery (% of head feed)	NaCN Cons’n (kg/t)	Lime Cons’n (kg/t)
DA OXIDE-1	35	2.87	94.7	96.2	1.05	1.61
DB OXIDE-1	35	5.82	93.1	96.1	1.02	2.38
DA FRESH-1	45	0.83	60.0	73.6	0.61	0.93
DA FRESH-2	45	1.94	76.5	89.2	0.75	1.14
DA FRESH-3	45	2.49	82.3	92.4	0.49	0.45
DB FRESH-1	45	1.17	71.2	85.1	0.55	0.32
DB FRESH-2	45	1.71	66.4	87.7	0.30	0.32
DC FRESH-1	45	1.18	55.7	69.9	0.39	0.39
AA FRESH-1	45	3.27	93.9	98.2	0.36	0.37
KARA FRESH-1	45	3.71	90.0	98.1	0.33	0.66
KARB FRESH-3	45	3.30	89.9	96.7	0.39	0.82
KARC FRESH-2	45	4.05	91.7	97.3	0.24	0.72

The bulk leach test results correlate well with the optimization results. The overall recovery ranged between 70–98% with an average of 92% (excluding DC Fresh-1), and had an average residue grade of 0.15 g/t Au. The consumption of cyanide varied from 0.44 kg/t for fresh mineralization and 1.04 kg/t for oxide mineralization. Lime consumption varied from 0.61 kg/t for fresh and 2.0 kg/t for oxide samples.

The bulk leach variability test results are presented in Table 13.12.

Table 13.12 Bulk Leach Testwork Summary - Variability Tests

Sample ID	% Solids (w/w)	Calculated Assay Head (g/t)	Gravity Recovery (%)	Leach Recovery after 24h (% of gravity tails)	Total Au Recovery (% of head feed)	NaCN Cons’n (kg/t)	Lime Cons’n (kg/t)
DA OXIDE VAR 1	35	1.20	20.6	78.1	85.0	1.06	2.54
DB OXIDE VAR 1	35	2.21	25.7	86.5	89.6	0.69	1.70
DC OXIDE VAR 1	45	0.60	18.5	83.1	88.2	0.69	1.51
DC OXIDE VAR 2	35	3.45	19.6	89.1	97.1	1.11	0.75
DC OXIDE VAR 3	35	7.68	37.6	96.0	99.0	0.50	1.24
DC OXIDE VAR 4	45	1.17	27.5	85.4	94.0	0.51	0.46
DA FRESH VAR 1	45	5.39	53.1	78.2	90.9	0.43	0.57
DB FRESH VAR 1	45	1.27	35.3	81.9	89.8	0.49	0.45
DC FRESH VAR 1	45	0.67	58.3	87.1	95.5	0.45	0.19

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Sample ID	% Solids (w/w)	Calculated Assay Head (g/t)	Gravity Recovery (%)	Leach Recovery after 24h (% of gravity tails)	Total Au Recovery (% of head feed)	NaCN Cons’n (kg/t)	Lime Cons’n (kg/t)
AA FRESH VAR 1	45	2.40	64.9	89.3	97.5	0.33	0.25
AA FRESH VAR 2	45	0.37	52.7	83.0	92.0	0.33	0.45
AB FRESH VAR 1	45	2.27	59.5	91.5	97.4	0.37	0.22
AB FRESH VAR 2	45	0.59	55.8	86.2	94.9	0.39	0.17
AC FRESH VAR 1	45	1.43	66.3	80.0	93.7	0.37	0.16
AC FRESH VAR 2	45	0.51	27.6	75.5	83.5	0.43	0.14
KARA FRESH VAR 1	45	3.68	68.3	93.1	98.6	0.45	0.20
KARB FRESH VAR 1	45	7.83	74.1	82.0	95.7	0.39	0.20
KARB FRESH VAR 2	45	3.70	71.3	86.3	97.7	0.43	0.20
KARC FRESH VAR 1	45	1.03	71.6	83.5	97.1	0.61	0.21

The variability bulk leach tests correlate relatively well with the previous bulk leach results. The overall recovery ranged from 84–99% with an average of 93.5% and an average residue grade of 0.12 g/t Au. The cyanide consumption varied between 0.33–0.61 kg/t for fresh and 0.5–1.1 kg/t for oxide. Lime consumption varied between 0.14–0.57 kg/t for fresh and 0.46–2.54 kg/t for oxide.

13.4.9	Carbon Testwork

Carbon equilibrium and triple contact tests were undertaken on the leach slurry produced as part of the bulk tests to determine what carbon loading (grams of gold per tonne of carbon) can be expected in the plant. In the equilibrium tests, five different masses of carbon were added to samples of the slurry to determine the equilibrium carbon loading at various masses. This test was conducted on two oxide and five fresh samples. Test data were fitted to the Freundlich’s isotherm equation to provide a straight-line plot of log (gold on carbon) against log (gold in solution). From this loading curve, equilibrium gold loading on carbon can be estimated based on nominated gold loading in solution. These results are used to inform the number of CIL/CIP stages that will be required for the plant and are shown on Table 13.13.

Table 13.13 Carbon Concentrations and Loading

Sample ID	Feed Solution	Equilibrium Loading (g/t) at Solution Concentration
	[Au, mg/L]	1.0 (mg/L)	0.50 (mg/L)	0.10 (mg/L)
DA OXIDE-1	1.06	3,884	3,011	1,667
DB OXIDE-1	1.63	3,567	2,738	1,482
DA FRESH-1	0.27	1,779	1,420	841
DA FRESH-2	0.56	6,780	5,005	2,473
DA FRESH-3	0.75	9,280	7,269	4,122
AA FRESH-1	0.75	3,345	2,510	1,288
KARA FRESH-1	0.52	2,542	2,030	1,205
KARB FRESH-3	0.80	6,153	4,538	2,237
KARC FRESH-2	1.00	5,293	3,938	1,982
DA OXIDE VAR-1	0.42	1,662	1,250	645

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Sample ID	Feed Solution	Equilibrium Loading (g/t) at Solution Concentration
	[Au, mg/L]	1.0 (mg/L)	0.50 (mg/L)	0.10 (mg/L)
DA FRESH VAR-1	1.67	5,079	3,936	2,177
DB OXIDE VAR-1	0.76	1,623	1,268	714
DB FRESH VAR-1	0.57	2,714	2,196	1,343
DC FRESH VAR-1	0.21	1,143	959	639
DC OXIDE VAR-1	0.34	1,507	1,125	572
DC OXIDE VAR-2	1.44	7,375	5,587	2,933
DC OXIDE VAR-3	2.54	9,210	6,805	3,370
DC OXIDE VAR-4	0.64	2,570	2,036	1,186
AA FRESH VAR-1	0.64	4,658	3,524	1,843
AB FRESH VAR-1	0.71	4,845	3,772	2,109

Carbon triple contact tests were also undertaken on the leach slurries. The carbon was contacted with a sample of slurry for two hours, then extracted and transferred to a fresh batch of slurry for two hours, then transferred to a final batch for an additional 20 hours for a total of 24 hours. The cumulative gold loading on the carbon is calculated and provided in Table 13.14.

Table 13.14 Carbon Triple Contact Test Results

Sample	Feed Au Concentration (mg/L)	Calculated Carbon Loading (g/t)	Fleming Constants
			k (hr-1)	n
DA OXIDE-1	1.08	1,903	122.1	1.04
DB OXIDE-1	1.68	1,414	98.9	0.60
DA FRESH-1	0.28	814	79.0	0.97
DA FRESH-2	0.57	1,188	208.3	0.65
DA FRESH-3	0.75	2,116	287.0	0.72
AA FRESH-1	0.76	1,509	162.9	0.70
KARA FRESH-1	0.56	1,098	96.3	0.96
KARB FRESH-3	0.84	1,595	107.7	0.97
KARC FRESH-2	1.04	1,652	137.4	0.86
DA OXIDE VAR-1	0.41	693	132.4	0.66
DA FRESH VAR-1	1.70	2,529	179.8	0.70
DB OXIDE VAR-1	0.75	831	72.9	0.67
DB FRESH VAR-1	0.57	1,039	120.6	0.45
DC FRESH VAR-1	0.21	434	87.8	0.62
DC OXIDE VAR-1	0.35	443	44.6	0.84
DC OXIDE VAR-2	1.36	1,857	177.0	0.64
DC OXIDE VAR-3	2.55	2,211	122.5	0.68
DC OXIDE VAR-4	0.64	923	42.7	1.12
AA FRESH VAR-1	0.63	1,381	144.3	0.86
AB FRESH VAR-1	0.70	1,542	176.2	0.80

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The main measures for the CIP tests are the Fleming ‘k’ and ‘n’ constants. The ‘k’ constant indicates the empirical rate constant for carbon adsorption—when applied to virgin carbon in a laboratory situation, it can be used as a measure of whether the mineralized material is fouling the carbon. Values of >240 hr-1 are considered excellent. The results broadly show that there is no significant fouling of the carbon by the slurry. The ‘n’ constant indicates the carbon loading capacity, with values between 0.5-1.0 considered reasonable.

The expected carbon loading at a gold solution concentration of 1.0 mg/L, based on the equilibrium test, showed successful gold loading above 2,500 g/t Au for all samples except DA FRESH-1. The low loading for DA FRESH-1 is attributed to the low gold grade of 0.28 mg/L. This is also shown in the triple contact gold testwork where the lower tenor in DA FRESH-1 produces the lowest calculated carbon loading as expected. Fleming constants from CIP testwork range from acceptable to excellent across all samples. These results indicate that gold recovery by carbon loading from solution is suitable for the style of mineralization, based on selected samples.

13.5	Rheology

Rheology testwork conducted in 2021 indicated slurry handling issues could be expected due to the large clay content of Area D oxide samples. Vane instrument and Bohlin viscometry rheology tests were conducted to investigate the flow properties of the Area D oxide samples. Spatially representative samples were tested to determine vane stress at 35% w/w solids and 40% w/w solids at 106 µm. The vane test was also repeated at an adjusted slurry pH of 10.5 using lime. Results are summarized in Table 13.15. Bohlin Visco 88 instrument tests were also conducted on these samples at 30%, 40%, and 50% w/w solids. Viscosity, shear rate and shear stress were investigated with results summarized in Table 13.16.

Table 13.15 Summary of Vane Yield Stress Test Results

Sample ID	%Solids (% w/w)	pH	Vane Yield Stress (Pa)
DA OXIDE-1	35	7.5	2.2
DA OXIDE-1	40	7.5	2.6
DB OXIDE-1	35	7.5	0.8
DB OXIDE-1	40	7.5	1.7
DC OXIDE-1	35	7.5	0.6
DC OXIDE-1	40	7.5	1.1
DA OXIDE-1	35	10.5	2.2
DA OXIDE-1	40	10.5	2.6
DB OXIDE-1	35	10.5	0.8
DB OXIDE-1	40	10.5	1.7
DC OXIDE-1	35	10.5	0.6
DC OXIDE-1	40	10.5	1.1

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Table 13.16 Summary of Bohlin Viscometry Testwork

Sample ID	%Solids (% w/w)	Viscosity at Shear Rate		Shear Stress at Shear Rate
		4.2 (cps)	119.2 (cps)	4.2 (Pa)	119.2 (Pa)
DA OXIDE-1	50	17,217	852	72	102
	40	3,481	195	15	23
	30	936	86	4	10
DB OXIDE-1	50	6,213	363	26	43
	40	1,048	94	4	11
	30	299	51	1	6
DC OXIDE-1	50	2,321	156	10	19
	40	861	78	4	9
	30	487	51	2	6
DA OXIDE VAR-1	45	9,170	443	39	53
	40	3,443	179	14	21
	35	1,385	116	6	14
DB OXIDE VAR-1	50	7,897	413	33	49
	45	3,705	210	16	25
	35	898	98	4	12
DA FRESH VAR-1	55	0	65	0	8
	45	0	49	0	6
	35	0	34	0	4

The results indicate that the oxide material may experience pumping difficulties at higher solids densities. Blending or other treatment would be required to pump oxides at higher densities. No issues are expected with the fresh material.

13.6	Diagnostic Leach

Two samples from Area D (DA FRESH-1 and DC FRESH-2) that exhibited particularly low overall recoveries were investigated further with a sequential series of diagnostic leach tests to identify where gold is not recoverable by gravity or cyanidation may be deported. The process consists of the following stages:

•	Gravity concentration and amalgamation.

•	Standard direct cyanidation.

•	Dilute hydrochloric acid digest.

•	Dilute nitric acid digest.

•	Aqua regia digest.

•	Fire assay smelt.

The results of the diagnostic leach tests are shown in Table 13.17.

Table 13.17 Diagnostic Leach Results

Sample	Gold Distribution (%)
	Stage 1	Stage 2	Stage 3	Stage 4	Stage 5	Stage 6
DA FRESH-1	22.8	46.1	0.0	26.9	4.1	0.0
DC FRESH-1	25.5	42.8	6.1	23.5	1.1	1.0

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The majority of the gold not recovered by the gravity/cyanidation flowsheet is recovered by dilute nitric acid digest, suggesting the gold is associated with mostly reactive sulfides.

13.7	Testwork on Prospects

High-level metallurgical testwork was conducted on samples from the Kassassoko, Western Splay deposits, as well as the Bougouda prospect. Two samples were selected from shallower and deeper intervals within the prospect. These samples were all from fresh rock domains and no oxide or transitional litho-oxidation domains were identified. A summary of the various testwork results is summarized in the following sub-sections.

13.7.1	Comminution Testwork

The SMC test derived A*b data indicates the mineralization in the prospects can be categorized as hard and fall inside the common A*b ranges for fresh rock types. The A*b data for prospects are not excessively resistant to breakage and fall well within the rock types that are readily amenable to SAG milling. The prospect A*b data are all higher than the proposed circuit design basis, indicating that the presently designed comminution circuit will crush and grind the new prospect fresh mineralization types.

Kassassoko and Western Splay BWi test results indicate that these materials are medium energy intensity when grinding and will readily be milled by the circuit proposed for Diamba Sud at throughput rates at or above design. Target grind size of P80 106 µm will be easily achieved should these mineralization types be milled individually or as a blend with the current deposit mineralized material types.

Two Ai test results are higher than the circuit design basis and the Kassassoko sample is very high and is indicative of an extremely abrasive material.

13.7.2	Gold Leaching Testwork

Comprehensive head assays show that elements that can be deleterious to alkaline cyanide gold leaching methods are non-existent. Similarly, no organic carbon was detected in any of the composites removing the major risk causing preg-robbing. Sulfide sulfur levels for all but composite Boug-1 from the Bougouda prospect are low, suggesting gold is unlikely to be associated with sulfide minerals and gold will be free milling at a relatively coarse grind size. However, composite Boug-1 has about 4% sulfide sulfur, and there is a likelihood that some of the gold may not be readily extractable due to the presence of very fine gold particles. There may be potential for sulfide mineral dissociation and the consequent problems caused when sulfide minerals dissolve in alkaline cyanide mixtures (elevated cyanide consumptions, low dissolved oxygen and possible sulfide passivation of the gold surface, which can slow the rate of gold dissolution in cyanide solutions).

Concentrations of transitional metals such as copper, nickel and zinc are low in all samples and thus these would not elevate cyanide consumption due to their high amounts of metals competing with gold dissolution.

13.7.3	Gravity Leach Testing

All samples except composite Boug-1 demonstrated high gravity gold recoveries indicating there are large components of coarse free gold present in the tested samples. Gravity gold recoveries ranged from 61–80%. Gravity gold recovery for Boug-1 was still significant at 16%. The gravity gold recovery results achieved in testwork will be higher than achieved at plant scale due to testing recovering a gravity gold concentrate about 100 times larger than that at plant scale and using highly efficient amalgamation to separate

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the gold from the gravity concentrate. Gravity gold recovery is likely to be between 30–50% at plant scale when processing mineralized materials similar to those tested.

Overall gravity-leach gold extractions were mostly in the high 90th percentiles and the lower test results were only lower because the calculated head grades were low at 0.60 and 0.42 g/t Au. High gold extraction results were achieved for samples with calculated head grades of 0.92–3.89 g/t Au. The exception was Boug-1 where total extraction was 92% from a calculated head grade of 3.31 g/t Au.

Testing demonstrated rapid gold extraction with little if any benefit achieved from extending the leach duration beyond 24 hours.

Sodium cyanide consumptions are reported at 48 hours leaching and are all low, with only Boug-1 exceeding 0.50 kg/t at 0.55 kg/t. Other sample consumptions were between 0.34–0.45 kg/t. This is likely to be lower when targeting lower residual sodium cyanide concentrations in the leach residues and the low consumptions are indicative of the samples not containing cyanide consumers like reactive iron sulfides.

Target leaching pH was between 10 to 10.5 and all samples ground in a stainless-steel mill remained alkaline after grinding in Perth tap water. Lime consumptions were low, which is indicative of very low, or no reactive sulfides are clays being present in the samples.

Gravity-leach testing results on all composites were mostly exceptional, and these target samples did not demonstrate any areas of concern should the same flowsheet be used as that for mineralized material sourced from the deposits with Mineral Resources.

13.8	Metallurgical Variability

It is the opinion of Dr. Lorenzen that the Diamba Sud metallurgical samples tested are representative of mineralization defined for each of the deposits (covers the variability), in respect to geographical orientation, depth, mineralization, grade and metallurgical response. Differences between deposits are minimal regarding metallurgical recovery and have been accounted for. Area A, D, Karakara, Western Splay and Kassassoko were all tested thoroughly and samples selected both covered the main testwork program as well as variability testing to confirm the flowsheet.

Limited bottle roll leaching testwork was conducted on mineralized samples from the Southern Arc and Moungoundi deposits to establish indicative recoveries for the current study. A total of three samples from Southern Arc and four samples from Moungoundi were selected to represent expected average, high, and low gold grades and assess grade variability. All samples were taken from fresh mineralization and distributed spatially across the deposits to ensure representativeness.

The tests were performed under plant-simulated leach conditions to obtain recovery responses suitable for developing recovery formulas as detailed in Section 13.9. The results were used to derive indicative recovery relationships applied for resource reporting and cutoff grade determination. Additional metallurgical testwork is planned during the next phase of testwork to further increase confidence in metallurgical recoveries of these deposits.

He considers that the metallurgical information is acceptable to support Mineral Resource estimation and be used for PEA purposes.

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13.9	Recovery Estimates

Results, as of the effective date of this Report, indicate very high recovery for oxide material and mostly high recovery for fresh mineralization with a simple free milling processing plant design.

Applying the optimized leach conditions to bulk composites, it was found that the leach recovery of gold (that is, of leach feed gold) varied significantly from 56–95%. Overall, the composites tested demonstrated high to very high total gold recoveries (including gravity) of 70–98% after 24 hrs. The grade–recovery regression model has been applied as the recovery estimation method, indicating an average gold recovery of approximately 90% across the project under standardized test conditions (P80 = 106 µm grind size, 24-hour leach time).

Gold recovery equations were provided for the weathering profiles, and deposits tested and are provided in Table 13.18. For those deposits with limited samples in certain lithologies (or composites) and those that only done rolling bottle testwork was performed on, fixed gold recoveries per deposit was provided.

Table 13.18 Gold Recovery Formula

Deposit	Material Type	Grade Range	Metallurgical Recovery Formula
Area D	Oxide	<0.15 g/t	0%
		>=0.15 g/t	Au Recovery % = (100% – 1%) × (88.38 × AuHead^0.0454 – 100 × 0.015/AuHead)
	Fresh	<0.25 g/t	0%
		>=0.25 g/t	Au Recovery % = (100% – 1%) × [7.0997 × LN(AuHead) + 81.782 – 100 × 0.012/AuHead]
Area A	Oxide	<0.15 g/t	0%
		>=0.15 g/t	Same as Area D Oxide
	Fresh	<0.15 g/t	0%
		>=0.15 g/t	Au Recovery % = (100% – 1%) × [–2.8853 × (AuHead) + 88.752 – 100 × 0.012/AuHead]
KaraKara	Oxide	<0.15 g/t	0%
		>=0.15 g/t	Same as Area D Oxide
	Fresh	<0.15 g/t	0%
		>=0.15g/t <=3.5g/t	Au Recovery % = (100% – 1%) × (100 × (AuHead – 0.0347) × (–0.2938 × AuHead)) / (AuHead – 100 × 0.012/AuHead)
		>3.5g/t	96.3%
Kassassoko	Oxide	<0.15 g/t	0%
		>=0.15 g/t	Same as Area D Oxide
	Fresh	<0.15 g/t	0%
		>=0.15g/t <=5.0g/t	Au Recovery % = (100% – 1%) × (100 × (AuHead – 0.0759) × (AuHead – 1.0017) / (AuHead – 100 × 0.012/AuHead))
		>5.0g/t	91.2%
Western Splay	Oxide	<0.15 g/t	0%
		>=0.15 g/t	Same as Area D Oxide
	Fresh	<0.15 g/t	0%
		>=0.15g/t <=2.0g/t	Au Recovery % = (100% – 1%) × [4.674 × AuHead^0.291 – 100 × 0.010/AuHead]
		>2.0g/t <=15.0g/t	Au Recovery % = (100% – 1%) × [0.3082 × AuHead + 93.389 – 100 × 0.012/AuHead]

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Deposit	Material Type	Grade Range	Metallurgical Recovery Formula
		>15.0g/t	97.0%
Moungoundi	Oxide	<0.15 g/t	0%
		>0.15 g/t	Same as Area D Oxide
	Fresh	<0.15 g/t	0%
		>=0.15 g/t	Au Recovery % = (100% – 1%) × (100 × (AuHead – 0.11375 + 0.015) / (AuHead – 100 × 0.012/AuHead))
Southern Arc	Oxide	<0.15 g/t	0%
		>=0.15 g/t	Same as Area D Oxide
	Fresh	<0.15 g/t	0%
		>=0.15 g/t	Au Recovery % = (100% – 1%) × (100 × (AuHead – 0.11375 + 0.015) / (AuHead – 100 × 0.012/AuHead))

Based on the formula’s set out in Table 13.18 the average metallurgical recoveries were estimated for each ore block and aggregated in the mining / stockpiling / plant feed blending process to produce estimated metallurgical recovery by month. The calculated metallurgical recoveries at the incremental mining cutoff grade and the overall process plant recovery are shown in Table 13.19.

Table 13.19 Gold Recovery at Cutoff Grade and Overall Plant Performance

Deposit	Material Type	Mining Incremental COG (g/t)	Gold Recovery at Inc. COG (%)	Average Plant Feed Grade (g/t)	Overall Plant Gold Recovery (%)
Area A	Oxide	0.35	79.2	0.92	86.8
	Fresh	0.40	86.0	1.55	93.4
Area D	Oxide	0.35	79.2	2.01	90.8
	Fresh	0.47	73.1	1.39	85.2
Karakara	Oxide	0.35	79.2	2.17	91.6
	Fresh	0.39	86.1	1.84	94.9
Kassassoko	Oxide	0.35	79.2	0.81	86.2
	Fresh	0.39	88.4	0.99	90.3
Moungoundi	Oxide	0.35	79.2	0.72	84.0
	Fresh	0.44	78.2	1.14	82.7
Southern Arc	Oxide	0.35	79.2	1.19	87.8
	Fresh	0.42	82.3	1.70	86.4
Western Splay	Oxide	0.35	79.2	1.00	86.4
	Fresh	0.46	75.5	1.82	88.3
Weighted on Plant feed Metal
Oxide			79.2		90.4
Fresh			82.1		90.0
Total			81.4		90.1

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13.10	Deleterious Elements

Testwork and mineralogical analysis conducted showed that at this stage of the study, no deleterious elements were present in any significant quantities or showed any deleterious effect on recoveries or possible throughput. Some reactive sulfides in very small quantities were detected, however, none in significant enough quantities to influence any metallurgical testwork results reported at this stage.

13.11	Comments on Section 13

The testwork program has indicated favorable grinding and leaching characteristics for oxide mineralization and most samples of fresh mineralized material, based on the following QP observations.

•	Various comminution tests, including Ai, CWi, BWi, and SMC tests, were undertaken on the composites. Initial modelling indicates that single-stage SAG and SABC comminution flowsheets are both suitable for this material. Unfortunately, the oxide composites were too friable to be reliably tested with these methods. Initial size screening indicated the unmilled mineralized material is mostly fine and close to the milling feed F80.

•	Comminution testing results indicated the following:

o	Ai (average ~0.18 for fresh domain) indicates that the mineralized material is not abrasive.

o	BWi and SMC results indicate that the mineralization is moderate to hard (10–22 kWh/t), and the oxide composite was not compatible with the test. The friability of the composite shows that the oxide mineralization is very soft as well.

o	The SMC testwork indicates that the mineralized material is amenable both single-stage crushing followed by SAG milling or alternatively SABC (average A*b of 27 to 53 for fresh mineralization) in closed circuit, with or without a pebble crusher.

•	Gravity testwork has indicated that the mineralization contains a large proportion of free/gravity recoverable gold. The proportion of gravity-recoverable gold varied from 14–40% for oxide and 28–80% for fresh mineralization. Broadly, the higher gold grade fresh mineralization had higher fractions of gravity gold, while the lower grade samples had lower relative gravity recoveries. Intensive leach results indicated gold recoveries from the gravity concentrate that were >99%.

•	Leaching optimization tests on two oxide and seven fresh samples indicated that the leaching process was relatively simple and robust with the following observations:

o	Optimal grind size selected at 106 µm.

o	DC Fresh-1 was the only sample with recovery below 90%. Addition of 200 g/t lead nitrate did not improve gold recovery. DC Fresh-1 recovery remained ~74% at 24 hours.

o	Use of air instead of oxygen for sparging did not impact gold recovery significantly.

o	Cyanide concentration initially at 1,000 ppm (maintained at 500 ppm) showed marginal improvement over 500 and 250 ppm.

o	Varying the oxide solids concentration from 25–40% did not show major impact with increasing mass fraction in this range. Varying the

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fresh solids concentration from 35–45% likewise showed no major impact.
o	Longer leach times in excess of 24 hrs will not be necessary.

o	Gold leaching kinetics are fast.

o	The samples did not display any preg-robbing characteristics or carbon fouling.

•	Applying the optimized leach conditions to bulk composites, it was found that the leach recovery of gold (that is, of leach feed gold) varied significantly from 56–95%. Overall, the composites tested demonstrated high to very high total gold recoveries (including gravity) of 70–98% after 24 hrs. Oxide mineralization showed higher overall recovery with an average of 93%. Average fresh mineralization recovery averaged92% at 24 hours. Total gold recovery of DC Fresh-1 and DA Fresh-1 samples appeared limited to 70 –75% due to locked gold in mostly reactive sulfides and silicates.

Results, as of the effective date of this Report, indicate very high recovery for oxide mineralization and mostly high recovery for fresh material with a simple free milling processing plant design.

Table 13.20 provides a summary of proposed process design criteria values that can be used by design engineers for the process design in Section 17 based on the current testwork results.

Table 13.20 Proposed Process Design Values Based on Testwork

Proposed PDC inputs	Value
P80	106 µm
Leaching Time	~24 hours
Au Recovery by Gravity of Total Gold	15–60%
Au Recovery by Leaching of Total Gold	35–80%
Total Au Recovery	90–92%
CN Consumption, Oxide	0.85 kg/t
Lime Consumption, Oxide	2.0 kg/t
CN Consumption, Fresh	0.42 kg/t
Lime Consumption, Fresh	0.4 kg/t
O2 Consumption	Minimal
% Solid w/w	39% Oxide and 45% Fresh

Table 13.21 shows a summary of comminution model data inputs.

Table 13.21 Proposed Comminution Model Inputs

Model Parameter	Value
Ai	0.1829
CWi	6.2 kWh/t
BWi	15.8 kWh/t
SG	2.7
A*b	~34
Throughput	2.5 Mt/a Oxide and 2.0 Mtpa Fresh

Based on the metallurgical testwork conducted, as of the effective date of this Report, metallurgical grade versus recovery relationship formulas were developed for oxide/transition rock (all deposits) and separate formulas for fresh rock in each of the seven deposits. The overall recovery is estimated to be 90.4% for oxide/transitional rock

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and 93.4% for fresh rock for Area A; 85.2% for fresh rock for Area D; 94.9% for fresh rock for Karakara; 88.3% for fresh rock for Western Splay; 90.3% for fresh rock for Kassassoko; 82.7% for fresh rock for Moungoundi; and 86.4% for fresh rock for Southern Arc.

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14	Mineral Resource Estimates

14.1	Introduction

The Mineral Resource estimates were completed by Fortuna or Entech Mining personnel and peer reviewed by Eric Chapman P. Geo, a Fortuna employee.

14.2	Supplied Data, Data Transformations and Data Preparation

Information used in the 2025 estimation is sourced from the Maxwell DataShed industry standard database system.

Boya supplied all available data as of July 7, 2025.

14.2.1	Data Transformations

Lower detection limit assay values received from the ALS Global and SGS Mineral Services laboratories were corrected to numeric values, for example “<0.005” was converted to “0.0001”. This ensured that the values were correctly recognized by the software and mitigated interpolation issues later in the estimation process.

Downhole surveys were carried out using either Reflex EZ-Shot, Reflex Gyro Sprint IQ, and Axis Champ gyroscopic tools. The magnetic declination was applied to the azimuth readings from the Reflex EZ-Shot using a single correction factor.

14.2.2	Software

Mineral Resource estimates were completed using several software packages for modeling, statistical, geostatistical and grade interpolation activities. Wireframe modeling of the mineralized envelopes was performed in Leapfrog Geo. Data preparation, block modeling and grade interpolations were performed in Datamine Studio RM. Statistical and variographic analysis was performed in Supervisor.

14.2.3	Data Preparation

Collar, survey, lithology, and assay data were imported into Leapfrog Geo and used to build three dimensional representations of the drill holes.

Assay values at or below the detection limit were corrected to a numeric value (removal of “<”) lower than the original limit number, half or less.

14.3	Geological Interpretation and Domaining

Wireframes representing the major geological and weathering units were generated based on cross-sectional interpretations for all deposits. In addition, a wireframe defining gold mineralization (>0.1 g/t Au) in each deposit was generated based on structural and geological data. The low-grade domains were used to constrain probabilistic grade shells that were used to define higher-grade mineralized zones.

14.3.1	Probabilistic Grade Shells

Categorical indicator kriging (CIK) was used to estimate the location of moderate and high gold grade regions of the deposits. CIK was designed to define potentially economic envelopes around mineralized zones digitally that are difficult to outline and delineate using more traditional and labor-intensive methods such as wireframing. Probabilistic envelopes were generated using indicators to define the limits of potentially economic mineralization. The envelopes were used in estimation to confine the higher-grade assays from smearing into lower-grade zones and restrict lower-grade assays

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from diluting the higher-grade zones.

CIK models were constructed internal to the defined low-grade domains as follows:

•	An indicator threshold was selected for samples with grades above the threshold set to one and below to zero. Thresholds varied between deposits, based on the grade distributions, but were generally around 0.2–0.3 g/t Au.

•	Variograms were modeled to represent the spatial variability of the indicators.

•	Indicator values were estimated by ordinary kriging (OK) into a 2.5 x 2.5 x 2.5 m block model using the modeled variograms and associated search neighborhoods.

•	Upon completion of the estimate, all blocks with a probability value ≥0.5 were assigned a code of one and blocks with a probability <0.5 were assigned a code of zero.

•	Wireframes were generated identifying the location of the block codes equal to one for the threshold (gold grade domains ≥0.2 to 0.3 g/t Au).

An example of a representative cross-section of mineralized wireframes is shown in Figure 14.1.

Figure 14.1 Cross-Section Showing Mineralized Wireframes for Area A

W
Area A Section 1429610
E
200
150
100
50
0
Scale: 1:1,900
Vertical exaggeration: 1x
0m
100m
x: 233094
y: 1429610
x: 233294
y: 1429610
Diamba Sud, Senegal
Mineralisation Wireframes
Low-Grade Domains LF (>0.1 g/t Au)
CIK Domains (>0.2 g/t Au)
Drillhole Trace Au g/t
≤ 0.1
≤ 0.5
< 2
≥ 5
≤ 0.3
< 1
< 5
BOYA
Société de Fortuna Mining Corp.
Area A Cross-Section
Mineralised Wireframes
Looking North
25m Section Width
14th September 2025

14.3.2	Statistical Analysis of Composites

Compositing of sample lengths was undertaken so that the samples used in statistical analyses and estimations have similar support (i.e. length). Drill hole samples were

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selected at predominantly 1 m intervals (85% of drill hole samples are 1 m in length for RC/core), although varying interval lengths are sometimes selected depending on the length of intersected geological features and visual mineralization indicators. Occasionally barren waste zones had sample lengths >2 m; however, they represented <0.5% of the mineralized samples and are not regarded as material to the estimates. Sample lengths were examined for each deposit, and the dominant sample length of 1 m was selected as the composite length for all deposits.

The Datamine COMPDH downhole compositing process was used to composite the samples within the estimation domains (i.e. composites do not cross over the mineralized domain boundaries). The COMPDH parameter MODE was set to a value of one to allow adjusting of the composite length while keeping it as close as possible to the composite interval; this is done to minimize sample loss.

14.4	Exploratory Data Analysis

Exploratory data analysis was performed on both raw selected samples within mineralized wireframes and on composites identified in each geological domain. Statistical and graphical analysis (including histograms, log probability plots, scatter plots) were investigated for each domain to assess if additional sub-domaining was required to achieve stationarity.

The composited data statistics for all deposits and mineralized domains are shown in Table 14.1.

Table 14.1 Univariate Statistics of Au Composites for Each Deposit

Deposit	Domain ID	Domain Grade Zone	Count	Min. (g/t)	Max. (g/t)	Mean (g/t)	Variance	Std. Dev.	C.V.
Area A	1001	Low	722	0.00	16.35	0.19	0.64	0.80	4.23
	1001.1	High	375	0.00	28.60	1.49	7.04	2.65	1.78
	1002	Low	121	0.00	5.59	0.30	0.45	0.67	2.22
	1002.1	High	55	0.02	5.92	0.95	1.15	1.07	1.13
	1003	Low	4,486	0.00	41.70	0.15	0.73	0.85	5.67
	1003.1	High	2,022	0.00	54.60	2.44	19.35	4.40	1.80
	1004	Low	2,964	0.00	7.97	0.11	0.13	0.36	3.30
	1004.1	High	956	0.00	63.10	2.46	21.37	4.62	1.88
	1005	Low	95	0.00	4.56	0.22	0.44	0.67	2.98
	1005.1	High	74	0.07	9.92	1.20	2.63	1.62	1.35
	1006	Low	256	0.00	5.93	0.16	0.19	0.44	2.74
	1006.1	High	24	0.00	3.03	0.48	0.39	0.62	1.30
Area D	101	Low	1,124	0.00	19.30	0.19	0.72	0.85	4.41
	101.1	High	376	0.01	25.33	1.11	5.01	2.24	2.03
	102	Low	4,521	0.00	11.01	0.14	0.27	0.52	3.61
	102.1	High	3,931	0.00	149.00	2.44	37.18	6.10	2.50
	103	Low	364	0.00	22.60	0.41	3.61	1.90	4.65
	103.1	High	371	0.00	70.70	1.61	18.88	4.35	2.71
	104	Low	466	0.00	47.50	0.25	4.94	2.22	8.83
	104.1	High	295	0.00	23.78	1.44	8.15	2.86	1.98
	105	Low	134	0.00	14.55	0.40	1.85	1.36	3.41
	106	Low	1,997	0.00	31.22	0.22	1.56	1.25	5.74
	106.1	High	422	0.00	64.27	1.97	22.86	4.78	2.42
	107	High	91	0.00	33.50	1.06	13.88	3.73	3.50
	108	High	75	0.00	398.00	6.60	2082.44	45.63	6.92
	109	Low	281	0.00	3.04	0.29	0.17	0.41	1.40
	110	Low	185	0.00	5.47	0.29	0.74	0.86	2.94

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Deposit	Domain ID	Domain Grade Zone	Count	Min. (g/t)	Max. (g/t)	Mean (g/t)	Variance	Std. Dev.	C.V.
	110.1	High	62	0.07	6.91	1.40	2.69	1.64	1.17
	111	Low	110	0.00	0.94	0.16	0.03	0.18	1.15
	112	High	22	0.30	125.50	6.53	674.44	25.97	3.98
Karakara	1001	Low	2,803	0.00	11.80	0.12	0.30	0.54	4.63
	1001.1	Medium	431	0.00	34.90	0.77	8.89	2.98	3.87
	1001.2	High	1,156	0.00	58.50	2.93	38.67	6.22	2.12
	1002	Low	1,074	0.00	43.80	0.22	3.37	1.84	8.40
	1002.1	Medium	245	0.01	11.20	0.38	1.09	1.04	2.72
	1002.2	High	311	0.01	52.00	1.65	14.65	3.83	2.33
	1003	Low	3,544	0.00	18.10	0.12	0.38	0.61	5.21
	1003.1	Medium	579	0.00	23.40	0.48	2.03	1.43	2.98
	1003.2	High	943	0.01	280.00	2.92	122.02	11.05	3.79
	1004	High	27	0.00	10.35	1.24	4.72	2.17	1.76
	1005	High	57	0.00	23.90	1.19	10.80	3.29	2.76
Kassassoko	1001	Low	883	0.00	3.97	0.17	0.14	0.37	2.26
	1001.2	Medium	331	0.00	23.40	0.63	2.15	1.47	2.32
	1001.5	High	186	0.02	7.66	1.58	2.46	1.57	1.00
	1002	Low	469	0.00	2.80	0.15	0.08	0.28	1.89
	1002.2	Medium	134	0.02	9.72	0.59	1.06	1.03	1.75
	1002.5	High	69	0.08	28.70	1.59	12.16	3.49	2.19
	1003	Low	1,900	0.00	4.71	0.13	0.10	0.31	2.34
	1003.2	Medium	379	0.01	5.86	0.53	0.58	0.76	1.43
	1003.5	High	222	0.00	20.80	1.74	5.63	2.37	1.37
	1004	Low	404	0.00	10.85	0.21	0.74	0.86	4.05
	1004.2	Medium	78	0.02	6.35	0.49	0.54	0.74	1.49
	1004.5	High	30	0.05	20.90	1.70	13.28	3.64	2.14
	1005	Low	6	0.01	0.28	0.10	0.01	0.10	1.04
	1006	Low	136	0.00	1.48	0.11	0.03	0.19	1.64
	1006.2	Medium	53	0.02	5.73	0.79	1.10	1.05	1.33
	1006.5	High	38	0.07	5.66	1.29	1.62	1.27	0.98
	1007	Low	97	0.00	4.63	0.21	0.37	0.61	2.91
	1007.2	Medium	47	0.01	6.83	0.86	2.46	1.57	1.83
	1007.5	High	20	0.15	3.45	1.33	0.83	0.91	0.69
	1009	Low	274	0.00	10.25	0.15	0.49	0.70	4.57
	1009.2	Medium	9	0.06	0.82	0.39	0.07	0.26	0.67
Western Splay	1001	Low	108	0.00	1.05	0.08	0.02	0.15	1.97
	1001.2	High	30	0.06	7.57	1.76	4.48	2.12	1.21
	1002	Low	118	0.00	0.92	0.05	0.02	0.13	2.61
	1002.1	High	44	0.03	5.64	0.85	1.55	1.24	1.47
	1003	Low	1,886	0.00	13.20	0.10	0.26	0.51	5.32
	1003.2	High	384	0.01	71.60	3.33	46.04	6.79	2.04
	1004	Low	218	0.00	6.69	0.17	0.32	0.57	3.33
	1004.2	High	45	0.01	8.44	1.18	2.65	1.63	1.38
	1005	Low	48	0.00	2.26	0.18	0.17	0.41	2.31
	1005.2	High	33	0.01	34.70	4.55	48.13	6.94	1.52
	1006	Low	2,894	0.00	21.11	0.10	0.30	0.55	5.73
	1006.2	High	642	0.00	39.50	1.60	9.69	3.11	1.95
	1007	Low	696	0.00	42.50	0.19	2.84	1.69	8.81
	1007.2	High	231	0.00	14.90	1.29	4.38	2.09	1.63
	1008	Low	1164	0.00	10.89	0.10	0.25	0.50	4.74
	1008.2	High	207	0.01	25.60	1.62	6.74	2.60	1.60
	1009	Low	120	0.00	19.80	0.22	3.23	1.80	8.01
	1009.1	High	34	0.02	19.80	0.86	10.97	3.31	3.85

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Deposit	Domain ID	Domain Grade Zone	Count	Min. (g/t)	Max. (g/t)	Mean (g/t)	Variance	Std. Dev.	C.V.

Moungoundi	1001	Low	1,209	0.00	15.95	0.23	0.88	0.94	4.07
	1002	Low	1,807	0.00	11.80	0.13	0.23	0.48	3.69
	1003	Low	245	0.00	4.05	0.10	0.11	0.33	3.35
	1004	Low	838	0.00	39.60	0.16	2.34	1.53	9.56
	1005	Low	63	0.01	1.45	0.18	0.07	0.26	1.42
	2001	High	254	0.00	22.70	1.59	10.52	3.24	2.04
	2002	High	187	0.01	17.80	1.12	4.76	2.18	1.95
	2003	High	73	0.01	11.15	0.99	2.98	1.73	1.74
	2004	High	124	0.02	200.00	4.70	624.19	24.98	5.32
Southern Arc	1001	Low	1,229	0.00	9.59	0.13	0.33	0.58	4.52
	1002	Low	124	0.00	4.20	0.17	0.20	0.44	2.61
	1003	Low	759	0.00	7.01	0.14	0.16	0.40	2.93
	1004	Low	1,088	0.00	20.73	0.13	0.53	0.73	5.69
	1005	Low	52	0.00	3.98	0.15	0.34	0.58	3.92
	1006	Low	1,951	0.00	6.65	0.10	0.15	0.39	3.86
	1007	Low	342	0.00	2.13	0.10	0.04	0.20	1.97
	1008	Low	103	0.01	49.21	3.24	61.48	7.84	2.42
	1009	Low	26	0.00	5.15	0.43	1.01	1.00	2.34
	1010	Low	257	0.00	8.04	0.16	0.45	0.67	4.24
	2001	High	520	0.01	67.29	2.87	33.95	5.83	2.03
	2002	High	44	0.01	8.89	1.60	5.34	2.31	1.44
	2003	High	92	0.01	11.00	1.03	3.23	1.80	1.74
	2004	High	259	0.01	55.30	1.52	23.24	4.82	3.17
	2005	High	18	0.03	1.60	0.45	0.15	0.39	0.85
	2006	High	511	0.01	62.71	2.95	29.74	5.45	1.85
	2007	High	67	0.01	8.22	1.42	3.94	1.98	1.40
	2010	High	141	0.02	26.40	2.57	21.47	4.63	1.80

14.4.1	Sub-Domaining

Diorites were treated as secondary domains during estimation, were considered waste for reporting, and were considered to be depleting or overwriting the intersected mineralized domains.

Lithologic wireframes were used to assess potential favorable domains for unique sample populations. Comparisons of raw geological data, wireframes, and sample data showed no clear distinct populations within these domains, as indicated by log probability and frequency distribution histograms.

Weathering profiles can influence search ellipses for estimation and were considered during variographic analysis. Area D contained a significant oxide blanket hosting most of the gold mineralization. Detailed review through contact plot analyses revealed distinct sample populations between oxide/transition and fresh material, which required separation for further spatial analysis.

14.4.2	Grade Capping

Gold grades were reviewed to identify extreme values through sample histograms, log histograms, log-probability plots, and spatial analysis. Top cut thresholds were determined based on these statistical plots and their effect on mean, variance, and coefficient of variation (CV). Top cut comparisons for each domain are shown in Table 14.2. If insufficient data were available to determine top cut values for a domain, the values from all domains were reviewed as a single population and applied if appropriate

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for outlier samples. On average the top cutting reduced the CV values by 23% while having a limited impact on reducing overall metal content, with the exception of domains where limited samples were available.

Table 14.2 Top Cut Thresholds

Deposit	Domain	Count	Top Cut (g/t Au)	Capped Mean (g/t Au)	Number of Samples Cut
Area A	1001	722	6.00	0.61	2
	1001.1	375	15.00	1.49	2
	1002	121	1.00	0.30	9
	1002.1	55	-	0.95	-
	1003	4486	9.00	0.15	5
	1003.1	2,022	40.00	2.44	5
	1004	2,964	3.00	0.11	8
	1004.1	956	26.00	2.45	2
	1005	95	-	0.23	-
	1005.1	74	-	1.22	-
	1006	256	2.00	0.16	2
	1006.1	24	3.00	0.49	0
Area D	101	1,124	5.00	0.17	3
	101.1	376	12.00	1.04	4
	102	4,521	6.50	0.14	6
	102.1	3,931	70.00	2.40	4
	103	364	3.00	0.26	4
	103.1	371	13.00	1.40	4
	104	466	2.00	0.15	2
	104.1	295	13.00	1.34	5
	105	134	3.00	0.30	3
	106	1,997	11.00	0.20	5
	106.1	422	20.00	1.81	5
	107	91	7.00	0.76	4
	108	75	10.00	1.20	2
	109	281	2.00	0.28	4
	110	185	3.00	0.23	5
	110.1	62	-	-	-
	111	110	-	-	-
	112	22	5.00	1.05	1
Karakara	1001	2,803	-	0.12	-
	1001.1	431	12.00	0.62	12
	1001.2	1,156	30.00	2.78	16
	1002	1,074	-	0.22	-
	1002.1	245	2.50	0.30	8
	1002.2	311	12.00	1.45	7
	1003	3,544	-	0.12	-
	1003.1	579	4.00	0.40	9
	1003.2	943	35.00	2.53	7
	1004	27	-	1.24	-
	1005	57	-	1.19	-
Kassassoko	1001	883	3.00	0.14	5
	1001.2	331	4.00	0.54	3
	1001.5	186	6.00	1.58	3
	1002	469	1.30	0.14	7
	1002.2	134	1.30	0.59	18
	1002.5	69	10.00	1.22	1
	1003	1,900	1.75	0.12	22

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Deposit	Domain	Count	Top Cut (g/t Au)	Capped Mean (g/t Au)	Number of Samples Cut
	1003.2	379	1.75	0.44	36
	1003.5	222	10.00	1.65	3
	1004	404	2.00	0.13	6
	1004.2	78	5.00	0.48	1
	1004.5	30	10.00	1.34	1
	1005	6	-	0.10	-
	1006	136	1.00	0.11	5
	1006.2	53	5.00	0.78	1
	1006.5	38	5.00	1.29	2
	1007	97	1.00	0.13	3
	1007.2	47	1.00	0.86	7
	1007.5	20	1.00	1.33	11
	1009	274	1.00	0.10	3
	1009.2	9	-	0.39	-
Western Splay	1001	108	0.50	0.07	4
	1001.2	30	7.00	1.74	1
	1002	118	0.50	0.04	3
	1002.1	44	-	0.85	-
	1003	1,886	1.30	0.07	22
	1003.2	384	20.00	2.90	8
	1004	218	0.50	0.09	15
	1004.2	45	5.00	1.10	1
	1005	48	0.50	0.10	4
	1005.2	33	20.00	4.09	2
	1006	2,894	6.00	0.09	6
	1006.2	642	20.00	1.56	4
	1007	696	1.00	0.09	18
	1007.2	231	10.00	1.24	3
	1008	1,164	1.00	0.07	15
	1008.2	207	10.00	1.52	2
	1009	120	0.90	0.07	1
	1009.1	34	10.00	0.57	1
Moungoundi	1001	1,230	4.00	0.19	10
	1002	1,851	3.50	0.12	9
	1003	256	0.70	0.07	3
	1004	863	4.00	0.09	4
	1005	55	-	0.18	0
	2001	6,674	16.00	1.53	5
	2002	233	10.00	1.04	2
	2003	143	5.00	0.87	5
	2004	62	12.00	1.67	4
Southern Arc	1001	1,229	3.00	0.11	11
	1002	124	0.80	0.13	3
	1003	759	2.30	0.13	3
	1004	1,088	1.80	0.10	5
	1005	52	1.60	0.10	1
	1006	1,951	3.00	0.09	7
	1007	342	1.10	0.10	2
	1008	103	20.00	2.60	4
	1009	26	1.50	0.29	1
	1010	257	1.50	0.11	4
	2001	520	20.00	2.61	6
	2002	44	4.00	1.23	4

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Deposit	Domain	Count	Top Cut (g/t Au)	Capped Mean (g/t Au)	Number of Samples Cut
2003	92	6.00	0.94	3
2004	259	11.00	1.16	4
2005	18	-	0.45	0
2006	511	20.00	2.75	7
2007	67	-	1.42	0
2010	141	16.00	2.35	7

14.5	Variogram Analysis

14.5.1	Continuity Analysis

The grade distribution has a log-normal distribution therefore traditional experimental variograms tended to be poor in quality. To counteract this, data was transformed into a normal score distribution for continuity analysis.

Horizontal, across strike, and down dip continuity maps were examined (and their underlying variograms) for gold composites to determine the directions of greatest and least continuity. As each mineralized domain has a distinct strike and dip direction analysis was focused on ascertaining if a plunge direction was present.

14.5.2	Variogram Modeling

Variograms were modelled along the major, semi-major, and minor axes of the mineralization continuity.

The nugget effect was examined from downhole variograms, calculated with lags equal to the composite length.

Directional variograms were modelled in the three principal directions and informed by continuity analysis using variogram fans. It was not always possible to produce variograms for some domains that contained a limited amount of sample data. Variogram models were reported only for domains with sufficient sample pairs to support robust spatial analysis. For domains that did not have sufficient sample numbers to allow the generation of variogram models, a model was selected from a domain of that deposit that had similar mineralization characteristics and the directions modified to match the strike and dip orientation of the domain, if necessary. Modeled variograms were back-transformed from normal scores, as grade estimation was performed without data manipulation. Variogram parameters are detailed in Table 14.3.

Table 14.3 Variogram Model Parameters

Deposit	Domain	Major, Semi Major and Minor Axes Rotations ZXZ (o)	C0§	C1§	Ranges (m)†	C2§	Ranges (m)†	C3§	Ranges (m)†
Area A	1001 to 1003 & 1005 to 1006	-75, 50, -20	0.24	0.44	15, 10, 5	0.24	35, 20, 15	0.08	100, 50, 30
	1004 & 1004.1	0, 170, 180	0.19	0.44	15, 10, 5	0.17	50, 40, 15	0.20	100, 60, 23
Area D	101 & 101.1	-150, 30, 180	0.64	0.16	18, 23, 9	0.20	98, 77, 23	-	-
	106 & 106.1	-65, 40, 30	0.54	0.34	81, 33, 3	0.13	118, 36, 24	-	-
	102 to 105 & 107 to 112	-150, 30, 160	0.39	0.31	7, 16, 30	0.21	25, 29, 33	0.09	65, 45, 38
Karakara	1001	-65, 30, 10	0.33	0.54	20, 9, 2	0.07	136, 43, 19	-	-
	1002	125, 65, 160	0.39	0.39	35, 5, 2	0.16	130, 40, 20	-	-

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Deposit	Domain	Major, Semi Major and Minor Axes Rotations ZXZ (o)	C0§	C1§	Ranges (m)†	C2§	Ranges (m)†	C3§	Ranges (m)†

	1003 to 1005	120, 55, 155	0.42	0.42	25, 15, 5	0.12	120, 70, 40	-	-
Kassassoko	1001	0, 10, 10	0.20	0.30	25, 15, 1	0.23	50, 25, 5	0.267	120, 70, 30
	1002	0, 40, 10	0.22	0.32	25, 10, 1	0.23	60, 15, 4	0.229	130, 50, 13
	1003	-20, 40, 10	0.23	0.31	20, 15, 1	0.24	20, 15, 1	0.22	150, 100, 18
	1004	-40, 40, 10	0.27	0.35	25, 10, 1	0.21	60, 25, 3	0.164	155, 50, 8
	1005	0, 10, 10	0.20	0.30	25, 15, 1	0.23	50, 25, 5	0.267	120, 70, 30
	1006	-20, 30, 50	0.14	0.25	16, 5, 1	0.25	35, 10, 4	0.367	65, 35, 23
	1007	170, 60, 5	0.19	0.42	5, 3, 1	0.14	10, 7, 6	0.253	18, 15, 10
	1009	-30, 30, 5	0.36	0.41	25, 15, 1	0.15	80, 45, 2	0.0795	120, 70, 9
Western Splay	1001	-90, 25, -95	0.11	0.59	30, 20, 3	0.15	65, 50, 5	0.153	210, 180, 13
	1002	-100, 30, -95	0.19	0.34	30, 10, 5	0.20	75, 30, 25	0.268	150, 85, 40
	1003	-110, 25, -95	0.21	0.55	15, 10, 5	0.13	60, 35, 10	0.106	185, 100, 20
	1004	-110, 25, -95	0.16	0.44	40, 20, 2	0.30	110, 85, 7	0.0979	175, 120, 15
	1005	-110, 25, -95	0.14	0.36	25, 15, 1	0.16	75, 30, 5	0.339	120, 75, 10
	1006	-110, 25, -95	0.17	0.78	30, 25, 15	0.03	100, 80, 30	0.0212	180, 130, 50
	1007	-110, 25, -95	0.16	0.68	20, 10, 5	0.12	60, 35, 15	0.0526	110, 75, 25
	1008	-110, 25, -95	0.16	0.51	30, 10, 2	0.24	75, 45, 25	0.103	180, 120, 40
	1009	-110, 25, -95	0.16	0.51	30, 10, 2	0.24	75, 45, 26	0.103	180, 120, 40
Moungoundi	1001	310, 20, 0	0.49	0.36	30, 15, 5	0.16	98, 70, 55	-	-
	1002	290, 15, 0	0.48	0.42	11.5, 11.5, 5	0.09	50, 50, 25	-	-
	1003	90, 75, 0	0.35	0.35	22.5, 12, 12	0.31	65, 30, 30	-	-
	1004	285, 60, 20	0.46	0.47	10, 8, 6	0.07	70, 32, 32	-	-
	1005	280, 75, 0	0.48	0.28	5, 5, 5	0.24	40, 40, 40	-	-
	2001	310, 20, 0	0.46	0.41	30, 20, 3	0.13	50, 50, 20	-	-
	2002	290, 15, 0	0.52	0.40	6, 6, 6	0.08	45, 45, 45	-	-
	2003	90, 75, 0	0.50	0.21	20, 20, 20	0.29	80, 80, 80	-	-
	2004	285, 60, 20	0.38	0.40	30, 15, 5	0.22	60, 40, 25	-	-
	9999 (Waste)	0, 0, 0	0.50	0.36	10, 10, 10	0.12	60, 60, 60	0.027	600, 600, 600
Southern Arc	1001 & 1002	330, 35, 0	0.34	0.56	10, 10, 10	0.11	52, 52, 52	-	-
	1003	325, 30, 0	0.37	0.54	10, 10, 6	0.10	62, 50, 50	-	-
	1004	325, 45, 0	0.37	0.54	10, 10, 6	0.10	62, 50, 50	-	-
	1005	340, 40, 0	0.50	0.36	12, 12, 6	0.14	80, 48, 40	-	-
	1006	340, 40, 15	0.50	0.36	12, 12, 6	0.14	80, 48, 40	-	-
	1007	330, 25, 0	0.43	0.38	15, 15, 5	0.19	45, 45, 20	-	-
	1008	320, 40, 0	0.31	0.44	9, 9, 9	0.25	38, 38, 38	-	-
	1009	330, 35, 0	0.31	0.44	9, 9, 9	0.25	38, 38, 38	-	-
	1010	330, 35, 0	0.33	0.35	35, 15, 5	0.32	55, 25, 25	-	-
	2001 & 2002	330, 35, 0	0.37	0.43	10, 10, 2	0.20	35, 35, 15	-	-
	2003	325, 30, 0	0.48	0.46	5, 5, 5	0.06	38, 38, 38	-	-

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Deposit	Domain	Major, Semi Major and Minor Axes Rotations ZXZ (o)	C0§	C1§	Ranges (m)†	C2§	Ranges (m)†	C3§	Ranges (m)†
	2004	325, 45, 0	0.48	0.46	5, 5, 5	0.06	38, 38, 38	-	-
	2005	340, 40, 0	0.44	0.34	10, 10, 6	0.21	45, 25, 25	-	-
	2006	340, 40, 15	0.44	0.34	10, 10, 6	0.21	45, 25, 25	-	-
	2007	330, 25, 0	0.38	0.50	5, 5, 5	0.12	52, 52, 52	-	-
	2010	330, 35, 0	0.49	0.15	25, 25, 20	0.35	90, 90, 40	-	-
	9999 (Waste)	0, 0, 175	0.58	0.40	18, 18, 18	0.02	345, 345, 345

Note: Structures are modelled with a spherical model and all parameters are reported from a back transformed model. † ranges for major, semi-major, and minor axes, respectively. Domains with whole numbers include sub-domains unless otherwise stated.

14.6	Modeling and Estimation

14.6.1	Block Size Selection

Block size (see Section 14.6.2) was selected principally based on drill hole spacing, number of samples, mineralized domain geometry, and the proposed mining method. Kriging neighborhood analysis (KNA) was also used to assess the optimum block size based on kriging efficiency (KE) and slope of regression (ZZ) in the domains where variogram models had been established.

In conjunction with the KNA process, the proposed mining method of open pit, and the geometry of the mineralized wireframes are considered for selection of the optimal parent cell size.

14.6.2	Block Model Parameters

The mineralized domains at Diamba Sud vary in dimensions significantly. Filling wireframes with blocks was completed in the XY plane for all deposits. Block model parameters used for each deposit are detailed in Table 14.4. Each deposit included three sets of wireframes to fill with blocks, including: lithological, weathering and mineralization. The wireframes were sequentially filled with blocks of the parent size with sub-celling down to a minimum of 0.5 m blocks for narrow domains such as diorite intrusions and high-grade mineralized domains. Wireframe volumes were compared to block model volumes for the mineralized domains to validate the block size and fill direction as appropriate. The deposits of Area A and Area D share the same block model parameters as they are adjacent to one another with the deposits combined into a singular model for pit optimization.

Table 14.4 Block Model Parameters by Deposit

Deposit	Direction	Minimum	Maximum	Parent Size
Area A & D	X	232200	233580	5
	Y	1428840	1429900	5
	Z	-100	200	5
Karakara	X	231250	232150	5
	Y	1427920	1428580	5
	Z	-80	185	5
Western Splay	X	230700	231560	5
	Y	1425980	1426600	5
	Z	-140	175	5
Kassassoko	X	231315	232075	5
	Y	1425595	1426125	5

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Deposit	Direction	Minimum	Maximum	Parent Size
	Z	-50	210	5
Southern Arc	X	232000	233200	10
	Y	1425850	1426600	10
	Z	-100	200	5
Moungoundi	X	230500	231260	10
	Y	1426450	1427150	10
	Z	-140	175	5

14.6.3	Sample Search Parameters

KNA was undertaken on each deposit to determine the optimal search parameters for the Mineral Resource estimates. The best estimation results in terms of slope of regression, kriging efficiency, and kriging variance. The optimal estimation and search parameters varied between domains but in general were as follows:

•	A first pass search range of approximately 20–40 m along strike and down dip and 5-10 m across the strike, equivalent to the mineralized domain thickness.

•	A minimum of 2 to 6 composites per block.

•	A maximum of 16 to 20 composites per estimate.

•	A maximum of two or three samples from a single drill hole.

The search ellipsoid used to define the extents of the search neighborhood honored the directions of continuity observed in the variograms. If the estimate failed to inform all blocks in the domain, a second pass was performed with an ellipsoid twice the size of the first. In rare circumstances where blocks remained unestimated after the second pass, a third pass was run, being three times the size of the first.

14.6.4	Grade Interpolation

OK was selected as the preferred grade interpolation method with nearest neighbor (NN) and inverse distance weighting cubed (IDW) completed for validation comparison purposes.

Estimation parameters were based on the block size selection, search neighborhood optimization, and variogram modeling. Sample data were composited and, where necessary, top cut prior to estimation.

Composites and the blocks were categorized into mineralized domains for the estimation. Each block was discretized (an array of points to ensure grade variability is represented within the block) and grade interpolated into parent cells (Datamine ESTIMA parameter PARENT=1).

Dynamic anisotropy was used in the estimation of Area A, Area D and Karakara. This method was applied only to domains with geometry that would benefit from varied dynamic search ellipses. All other estimated domains employed a singular ellipse approach due to the significant sub-domaining of high/mid/low-grade hard boundaries generating relatively small volumes.

14.7	Model Validation

The techniques for validation of the estimated tonnes and grades include visual inspection of the model and samples (plan-view, section-view, and in three-dimensions); cross-validation; global estimate validation through the comparison of declustered sample

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statistics (except Area D where the even distribution of composites meant declustering to obtain representative mean grades was not required) with the average estimated grade per domain; and local estimate validation through the generation of slice validation plots.

14.7.1	Visual Validation

Visual validation was performed on all estimated models, comparing estimated grades from all three estimation methods with the input composite data in cross-section through the entire deposit. Generally, the interpolated grades within the models reflect the input data on which they were based. An example is shown in Figure 14.2 from Area D.

Figure 14.2 Cross-Section of Estimated Gold Grade Block Model vs Top Cut Drill Hole Composites in Area D

North
100 Elev
100 Elev

BOYA
Société de Fortuna Silver Mines

Diamba Sud, Senegal

Area D Cross-Section
Composites and Interpolated Block Model
Looking North, Y=1429475
25m Section Width
19th September 2025

Drillhole and Model Legend Au (g/t)

≤ 0.1	≤ 0.5	< 2	≥ 5
≤ 0.3	< 1	< 5

14.7.2	Global Estimation Validation

The comparison was conducted by deposit and then by domain. Generally, there was no significant variation for the selected interpolation method. In general, the differences observed were<5% in grades for all deposits and domains, with some of the more significant variations related to low-grade domains where absolute differences were minor and a result of restricting the spatial impact of higher grades. These variations were not considered as material.

14.7.3	Local Estimation Validation

Slice validation plots of estimated block grades and input sample grades were generated for each of the mineralized domains by easting, northing, and elevation to validate the

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estimates on a local scale. Validation of the local estimates assessed each model to ensure over-smoothing or conditional bias was not being introduced by the estimation process and an acceptable level of grade variation was present. An example slice (or swath) plot for Area D is displayed in Figure 14.3. Swath plots were generated for global comparisons mixing all mineralized domains and also separately by domain.

Figure 14.3 Swath Plot Analysis for Area D and Comparative Log-Probability Plot

10m X
Naive Mean
Declustered Mean
Sample Count
Data: AU [xxd_1mcomp_dom_tc.dm]
Estimate Mean
AU [D_SUBMOD_EST_SWPLT.dm]
Density: DENSITY
AU Average Grade
Number of Samples
Slice Centroid (m X)
10m Y
Naive Mean
Declustered Mean
Sample Count
Data: AU [xxd_1mcomp_dom_tc.dm]
Estimate Mean
AU [D_SUBMOD_EST_SWPLT.dm]
Density: DENSITY
AU Average Grade
Number of Samples
Slice Centroid (m Y)
5m Z
Naive Mean
Declustered Mean
Sample Count
Data: AU [xxd_1mcomp_dom_tc.dm]
Estimate Mean
AU [D_SUBMOD_EST_SWPLT.dm]
Density: DENSITY
AU Average Grade
Number of Samples
Slice Centroid (m Z)
Naive
Mean: 0.975
Data: AU [xxd_1mcomp_dom_tc.dm]
Decluster (50,45,15)
Mean: 0.877
Data: AU_DeclWght
Estimate
Mean: 0.589
Data: AU [D_SUBMOD_EST_SWPLT.dm]
Cumulative Probability %
AU

Figure prepared by Fortuna, 2025.

The slice plots generally display a good correlation. Areas that do not are typically related to where sample numbers are limited, for example at the periphery of the deposit or at depth where the estimates are unclassified or classified as an Inferred Mineral Resource. Based on the swath plot results it was concluded that OK was a suitable interpolation method for all deposits, providing reasonable global and local estimates of gold.

14.7.4	Mineral Resource Depletion

As at the effective date of this Report, Fortuna has not conducted mining activities at the Diamba Sud Project. However, local artisanal mining is common in the area with hand dug open pits and vertical shafts. Area A and Area D have not been impacted by artisanal mining activities as of the effective date of this Report. The Karakara, Western Splay, Kassassoko, Southern Arc and Moungoundi deposits have all been subject to artisanal mining activities. Recent artisanal mining has been restricted to the southern area of Western Splay only, with security services monitoring and requesting cessation when encountered. This artisanal activity at Western Splay was stopped in June 2024, and as at

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the effective date of this Report, there is no active artisanal activity at Diamba Sud for any deposits with Mineral Resource estimates.

In order to account for the historical depletion, photogrammetric drone surveys were conducted during the dry season (when pits were not filled with water). In addition, selected areas were surveyed with handheld GPS and the extents noted on maps if any new workings outside of the surveyed areas were detected during the rainy season (when drone surveys do not provide adequate coverage due to ground water incursion). Wireframes were created based on the surveys with an offset at depth introduced to account for unknown depth of vertical shaft mining and deeper workings that may have collapsed prior to surveying.

A unique identifier is coded into the models by selecting block centroids above the artisanal pit wireframes, with a “MINED” field assigned where blocks assigned a value of “1”, if material remains in situ, and “0” if extracted. This is accounted for in reporting by excluding these blocks.

14.8	Mineral Resource Classification

14.8.1	Geological Continuity

There is sufficient geological information to support a reasonable understanding of the geological continuity at the Diamba Sud Project. The geology and structural controls for the deposits are complex and multiple studies involving re-logging of core and re-interpretation of sections and three-dimensional models have been undertaken to support the current weathering, geological and mineralized wireframe interpretations.

14.8.2	Data Density and Orientation

The estimates of Area A, Area D, Karakara, Western Splay and Kassassoko are based on RC and core drill holes drilled on a 25 m grid pattern to ensure consistent sample support, except for at the periphery of the deposits where spacing increases to up to 50 m. Southern Arc and Moungoundi have generally been drilled using a 50 m grid pattern, with some central areas drilled on a tighter 25 m grid.

Drilling perpendicular to dip of mineralized structures at Diamba Sud is the primary accepted methodology for orienting planned holes. In areas where the orientation was not initially understood, drilling was conducted in a scissor pattern until geological continuity was established. The majority of the drill holes in the database intersect mineralization at a reasonable angle as close to orthogonal as is practicable with drilling techniques and interpretation.

Geological confidence and estimation quality are closely related to data density, and this is reflected in the resource classifications.

14.8.3	Data Accuracy and Precision

Analysis of CRMs and blanks for the results of both ALS and SGS laboratories used by Boya indicate acceptable levels of accuracy for gold grades. Duplicate sample analyses indicate significant heterogeneity due to the nuggety gold effect at Diamba Sud. However, the variable results do not indicate bias and therefore are not regarded to represent a significant risk to the estimates.

14.8.4	Spatial Grade Continuity

For the Diamba Sud deposits, the variogram nugget variance for gold is between 10–60% of the population variance averaging 35%, demonstrating the variable nature of the

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mineralization. Ranges, representing the distance over which assays are related, generally vary from 20–60 m, being typical of this style of mineralization.

Confidence in the estimates has been exercised by controlling classification based on search ellipse size, with Mineral Resources only being estimated when the search size used in the block estimates is less than the variogram ranges.

14.8.5	Classification

The Mineral Resource confidence classification of the Diamba Sud block models incorporated confidence in the drill hole data, the geological interpretation, geological continuity, data density and orientation, spatial grade continuity, and estimation quality. The resource models were coded as Inferred and Indicated in accordance with the 2014 CIM Definition Standards. Classification was based on the following steps:

•	Blocks estimated using the first pass search neighborhoods were considered for the Indicated Resource category.

•	Blocks estimated using second and third pass search neighborhoods were considered for Inferred or were unclassified respectively.

•	KE and ZZ values were used where OK was the method of estimation.

•	Minimum sample distances, of approximately 25 m for Indicated and 50 m for Inferred, for each estimated block were taken into account.

•	The number of samples that influenced each block during estimation (typically 9 or 10 minimum sourced from multiple drill holes) was also considered when assigning classification.

The criteria were collectively considered with numeric parameters such as minimum distance from a sample, search volumes, and the minimum number of samples filtered in the resulting model. They were used as a guide for wireframe generation to ensure a gradational effect in classification. These were coded into the final model. An example is shown in Figure 14.4 for Area D.

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Figure 14.4 Cross-Section Showing Mineral Resource Classification for Area D

14.9	Mineral Resource Reporting

14.9.1	Reasonable Prospects for Eventual Economic Extraction

Mineral Resources are reported based on an assumption open pit mining and constrained within a conceptual pit shell. Details of the inputs used to generate the pit shells for Mineral Resource reporting are detailed in Section 16.4.

Metallurgical parameters are based on metallurgical testwork as detailed in Section 13.9.

Pit slope angles of 33º for weathered material and 46º for fresh have been applied, based on geotechnical testwork as detailed in Section 16.3.

A long-term gold price of $2,600/oz was used in the constraining pit shells and for reporting the Mineral Resource estimates.

14.9.2	Mineral Resource Statement

Eric Chapman P. Geo. is the QP responsible for the Diamba Sud Project Mineral Resource estimate.

Mineral Resources are reported insitu and have an effective date of July 7, 2025.

Mineral Resources are summarized in Table 14.5. Mineral Resources are reported within an optimized pit shell using a gold price of US$2,600/oz. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

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Table 14.5 Mineral Resources for the Diamba Sud Project

Category	Deposit	Material Type	Cut-off Grade (g/t Au)	Tonnes (t x 1,000)	Au (g/t)	Au (koz)
Indicated	Area A	Oxide/Transitional	0.31	340	1.34	15
		Fresh	0.35	3,551	1.48	169
		Sub-total		3,891	1.47	184
	Area D	Oxide/Transitional	0.31	3,007	2.00	194
		Fresh	0.42	1,870	1.33	80
		Sub-total		4,877	1.75	274
	Karakara	Oxide/Transitional	0.31	40	1.62	2
		Fresh	0.35	2,436	1.80	141
		Sub-total		2,476	1.79	143
	Western Splay	Oxide/Transitional	0.31	160	0.95	5
		Fresh	0.41	1,455	1.73	81
		Sub-total		1,615	1.65	86
	Kassassoko	Oxide/Transitional	0.31	125	0.68	3
		Fresh	0.35	1,169	0.93	35
		Sub-total		1,294	0.90	38
	Total	Oxide/Transitional		3,672	1.85	218
		Fresh		10,481	1.50	506
		Total		14,153	1.59	724
Inferred	Area A	Oxide/Transitional	0.31	16	1.08	1
		Fresh	0.35	44	1.00	1
		Sub-total		61	1.02	2
	Area D	Oxide/Transitional	0.31	217	0.97	7
		Fresh	0.42	384	1.17	14
		Sub-total		600	1.10	21
	Karakara	Oxide/Transitional	0.31	21	2.92	2
		Fresh	0.35	490	1.55	24
		Sub-total		510	1.61	26
	Western Splay	Oxide/Transitional	0.31	23	1.08	1
		Fresh	0.41	78	2.41	6
		Sub-total		101	2.11	7
	Kassassoko	Oxide/Transitional	0.31	22	1.09	1
		Fresh	0.35	101	0.79	3
		Sub-total		123	0.85	3
	Southern Arc	Oxide/Transitional	0.31	315	1.15	12
		Fresh	0.37	3,539	1.60	182
		Sub-total		3,854	1.57	194
	Moungoundi	Oxide/Transitional	0.31	131	0.71	3
		Fresh	0.39	791	1.12	28
		Sub-total		922	1.06	31
	Total	Oxide/Transitional		745	1.06	25
		Fresh		5,427	1.49	260
		Total		6,171	1.44	285

Notes to accompany Mineral Resource table:

•	Mr. Eric Chapman, P.Geo., is the Qualified Person responsible for Mineral Resources, and is a full-time employee of Fortuna.
•	Mineral Resources are reported using the 2014 CIM Definition Standards.
•	Mineral Resources are reported insitu, on a 100% basis as of July 7, 2025. The Government of Senegal will assume a 10% free-carried ownership interest in the Project when an exploitation permit is granted, and may elect to purchase up to an additional 25% interest in Boya SA at a “fair price” as determined through an independent valuation upon the granting of the exploitation permit.

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•	Mineral Resources are reported from a regularized block model derived from the original sub-blocked model to account for artisanal mining dilution.
•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•	Mineral Resources are reported inside constraining pit shells using selective mining unit block sizes and at an incremental gold cutoff grade for oxide/transitional material of 0.31 g/t Au, with fresh material reported based on a cutoff of 0.35 g/t Au for Area A, 0.42 g/t Au for Area D, 0.35 g/t Au for Karakara, 0.41 g/t Au for Western Splay, 0.35 g/t Au for Kassassoko, 0.37 g/t Au for Southern Arc, and 0.39 g/t Au for Moungoundi in accordance estimated average base mining costs of US$4.57/t for all material mined, average processing and G&A costs of US$21.45/t milled, and sales and transportation costs of US$7.00/oz of gold. Pit slope angles applied are 33° for weathered material and 46° for fresh rock. The long-term gold price was US$2,600/oz. Metallurgical recoveries are estimated using grade versus recovery relationship formulas developed for oxide/transition rock (all deposits) and separate formulas for fresh rock in each of the seven deposits A royalty of 3.5% has been considered in the generation of the pit shell and cut-off grade determination.
•	Totals may not add due to rounding.

Factors that may affect the estimates include metal price and exchange rate assumptions; changes to the assumptions used to generate the cut-off grades; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; variations in density and domain assignments; geometallurgical assumptions; changes to geotechnical, mining, dilution, and metallurgical recovery assumptions; change to the input and design parameter assumptions that pertain to the conceptual open pit constraining the estimates; extent of artisanal mining; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

There are no other environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors known to the QP that would materially affect the estimation of Mineral Resources that are not discussed in this Report.

14.9.3	Comparison to Previous Estimate

The primary reasons for the changes in Mineral Resources compared to the previous estimate are due to:

•	A significant extension and infill drilling program at Area A, Area D, Karakara, Western Splay and Kassassoko.

•	Exploration drilling at Southern Arc and Moungoundi.

•	Geological reinterpretation.

•	Changes in metal prices and projected operating costs.

The most significant change is considered to be related to the impact of the additional drilling conducted at all of the Diamba Sud deposits.

14.10	Comment on Section 14

The QP is of the opinion that the Mineral Resources for the Diamba Sud Project, which have been estimated using RC and core drilling data, have been performed to industry best practices, and are reported using the 2014 CIM Definition Standards.

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15	Mineral Reserve Estimates

The Diamba Sud Project has no estimated Mineral Reserves

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16	Mining Methods

16.1	Overview

The mine plan is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mining is proposed for Mineral Resources defined inside an ultimate pit shell based on a long term gold metal price of US$2,300/oz, by conventional open pit mining methods and equipment, using the services of a mining contractor.

The proposed mining operations will consist of seven open pits (Area A, Area D, Karakara, Western Splay, Southern Arc, Moungoundi and Kassassoko). The Area D, Karakara and Southern Arc pits will be mined in two stages, the other pits will be mined in a single stage.

The overall mining and production strategy is to maintain a mill processing throughput of 2.0–2.5 Mt/a. The processing plant conceptual design capacity is 2.0 Mt/a of fresh rock, with capacity to process up to 2.5 Mt/a assuming a blend of 80% fresh rock and 20% oxidized rock. The pits were sequenced to maximize the amount of oxide mined early in the schedule to maximize the processing rate and cashflow early in the schedule. The mine life based on Indicated and Inferred Mineral Resources is 8.1 years.

Drilling and blasting are planned for oxide, transitional and fresh mill feed material and waste, followed by conventional excavator and truck operations within the pits for the movement of mill feed material and waste. Free digging will be conducted in the oxide zones if practical, otherwise blasting has been assumed for all the weathering horizons. Bench heights for extraction of mill feed material and waste material is 5 m taken in two digging flitches of 2.5 m. Where possible in high waste stripping pit stages, 10 m bench heights will be used at an appropriate standoff distance from known mineralization.

Mining costs and equipment requirements are predominantly based on a request for pricing conducted in 2025. The mining equipment is proposed to be 120 t and 200 t excavators, along with 100 t haul trucks. The annual rate of mining movement peaks at 9 million bank cubic meters. A common pool of equipment will be used and scheduled across all of the active pits so that movement between the pits is minimized.

A tender process will be used to select the mining contractor.

Run-of-mine (ROM) material will be trucked from the pits to the ROM pad and tipped onto the ROM pad to be reclaimed and loaded to the crusher feed bin using front-end loaders that will be operated by the mining contractor.

16.2	Hydrogeology

A hydrogeology study was performed by Knight Piésold Consulting (2025a) to evaluate and advance the hydrogeological understanding of the Diamba Sud Project area.

Five groundwater exploration boreholes were drilled in 2022, of which two were converted into production boreholes and one into a monitoring borehole. An additional 23 groundwater exploration boreholes were drilled in 2024–2025, with two used to supply the camp water. Five of the remaining 21 boreholes were converted into production

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boreholes and 13 were converted into groundwater monitoring boreholes. The remaining three boreholes encountered drilling issues and were not completed.

Based on the drilling results, the successful boreholes all intersect deeper faults/fracture zones associated with the interpreted geological structures. Very little to no groundwater was intercepted in the saprolite and shallower weathered formations. The relatively large yields intercepted in the fractured bedrock indicate that some of the geological structures in the vicinity of the deposits are open and saturated at depth and could potentially be a source of significant volumes of groundwater for operational make-up water into the planned pits.

A numerical model was designed and built to estimate pit dewatering requirements, potential dewatering impacts and to assess groundwater levels after closure. The model was calibrated in steady-state and transient modes. The maximum predicted dewatering for all simulated pits is 51 L/s (4,370 m2/day), which could be expected in the first quarter of year 5.

A summary of maximum predicted dewatering for the Area A, Area D, and Karakara deposits is presented in Table 16.1.

Table 16.1 Maximum Predicted Dewatering (average over one quarter)

Pit	99th Percentile
	m3 / day	liter / second
Area A	2,750	32
Area D	1,970	23
Area D South	1,035	12
Karakara	1,650	19
Maximum Predicted	4,370	51

Due to the low permeability of the hydrostratigraphic units in the immediate planned mining areas, sump pumping is the preferred dewatering option for the planned pits on these deposits. Additionally, ex-pit bores may be used and pumped to manage pit inflows, assist with pit wall depressurization, and provide supplementary water supply.

The Western Splay and Kassassoko deposits were included by Fortuna in the later stages of the study. These were not included in the site investigations or numerical groundwater model; however, analytical modelling was undertaken to provide preliminary pit inflow estimations for both. The assessment indicates potential pit inflow volumes of 14–39 L/s in year 1, 12–32 L/s in year 5 at Western Splay, 7–19 L/s in year 1 and 6–16 L/s in year 5 at Kassassoko for the pit shells provided. No hydrogeological information is available for these two pits. Aquifer parameters obtained from drilling and aquifer testing in similar hydrogeological settings, such as at the nearby Area A and D deposits, were extrapolated and used in the analytical estimations for Western Splay and Kassassoko.

Any future pits not tested as of the effective date of this Report, including Moungoundi and Southern Arc, will be characterized by their size and location with testing undertaken in advance of their proposed mining in accordance with the proposed mine plan.

Groundwater elevations are generally shallow or a maximum of 20 m below ground surface. All proposed open pits will require a dewatering plan where the pumped water will be sent to a water storage dam for additional plant make-up water. The plan is to operate the process plant and mine as a “closed circuit”.

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Following the cessation of mining and dewatering at Diamba Sud, in-pit water levels are predicted to rebound slowly. Modelled results suggest that the open pits will act as groundwater sinks, inducing groundwater flow towards the pits from about a 2 km radius around the pits, as groundwater levels recover towards pre-mining levels.

16.3	Mine Geotechnical

Geotechnical parameters are based on the report from Piteau Associates (2025). The host rock for the open pits consists primarily of sedimentary, granitic and volcaniclastic rocks with a small proportion of diorites. Rock weathering, as interpreted from borehole logs and review of core photographs, varies throughout the Diamba Sud project area. In Area D the depth of weathering varies from 15–85 m, Area A the depth of weathering varies from 5–30 m and the other planned pits the depth of weathering varies from 1–20 m.

An aggressive bench design is proposed based on the short LOM, size and depth of the pits, no use of pushbacks, and use of double benches replaced by single benches to help limit risk, reduce operational complexity and costs, making more manageable any possible bench scale instability (when compared against a 20 m bench height). However, the approach simultaneously limits the opportunity to conduct trial implementations.

A fixed set of slope design parameters were used for each of the weathered rock (comprising laterite duricrust, saprolite and partially weathered transition) and fresh rock domains for all pits for all wall orientations (Table 16.2). The slope reliability was then estimated for the designed slopes based on the influence of the structures and the kinematically possible failure mechanisms.

Table 16.2 Geotechnical Slope Design Parameters for all Diamba Sud Pits

Domain	Batter Angle (0)	Berm Width (m)	Berm Interval (m)	Inter Ramp Angle (0)	Overall Slope Angle (0)
Weathered	60	3.5	5.0	38.0	33.2
Fresh	70	3.5	10.0	54.5	46.1
An additional 5.0 m berm width to be added at base of weathering and at 50 m depth of weathering (if weathered zone > 50 m depth).

The proposed bench design was validated for the proposed Area A, Area D, and Karakara pits by conducting two-dimensional anisotropic limit equilibrium analyses of the most critical slope sections. Previous pit designs were used as a reference to define pit floor elevations, and the slopes were redrawn based on the proposed bench parameters. The results of the inter-ramp and overall stability analyses support implementing the updated design parameters within the current geological model and structural fabric framework, excluding major faults. Stability analyses will need to be updated once data on major faults become available for these pits.

Surface water management (diversion ditches) will be key to avoiding water ponding above the duricrust and saprolite slopes during the wet season.

The inter-ramp and overall stability analysis considered a phreatic surface located approximately 20 m below ground surface. This will require monitoring. Additional dewatering efforts might be required once mining starts and if failures occur due to the presence of more groundwater than anticipated.

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16.4	Pit Optimizations

16.4.1	Block Model

Block models were provided in Datamine format. The block models for Areas A-D, Karakara, Western Splay, and Kassassoko were regularized to 5 x 5 x 5 m dimensions. The block models for Southern Arc and Moungoundi were regularized to 10 x 10 x 5 m. The block model regularization was used to represent mining dilution and mining recovery inherent within the block model tonnes and grade.

Prior to conducting pit optimization, the block models had the following modifications:

•	All operating costs including mining, processing, selling, and general and administrative costs were estimated for each block within the block model.

•	Potential revenue was estimated for each mineralized block within the block model based on the estimated metallurgical recoveries and the forecast long-term gold price.

•	Geotechnical domains were applied based on the weathering domain (oxide/transition, fresh) as per the geotechnical recommendations.

16.4.2	Optimization Parameters

Financial Inputs and Selling Costs

Table 16.3 shows the financial parameters and selling costs applied in the pit optimization.

Table 16.3 Financial Parameters and Selling Costs Applied Inpit Optimization

Input	Unit	Value
Currency	$ Currency	US dollars
Discount Rate	%	5.0
Gold price	US$/oz	2,300
Royalty	% Revenue	3.5
Refining and selling costs	US$/oz	7.0

The pit optimization shells used for the mineralized material in the LOM plan and economic analysis were generated using a gold price of $2,300/oz whereas a gold price of $2,600/oz, assuming a 15% upside, was used to estimate Mineral Resources.

Mining Costs

Table 16.4 summarizes the mining costs and parameters applied within the pit optimizations. Table 16.5 and Table 16.6 show the variable load and haul costs by bench for waste and mineralized material respectively. Mining dilution and recovery is represented in the selective mining unit (SMU) within the block model regularization.

Table 16.4 Mining Parameters Costs Applied Inpit Optimization

Input	Unit	Value
Mining dilution	%	Included in SMU
Mining recovery	%	Included in SMU
Mill feed material load and haul costs	US$/t	Variable by pit and bench
Waste load and haul costs	US$/t	Variable by pit and bench
Drilling cost – waste	US$/t	0.38
Drilling cost – mill feed material	US$/t	1.12
Blasting cost – Area A mill feed material	US$/t	0.54
Blasting cost – Area A waste	US$/t	0.45
Blasting cost – Area D mill feed material	US$/t	0.46

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Input	Unit	Value
Blasting cost – Area D waste	US$/t	0.34
Blasting cost – Karakara mill feed material	US$/t	0.55
Blasting cost – Karakara waste	US$/t	0.45
Blasting cost – Kassassoko mill feed material	US$/t	0.53
Blasting cost – Kassassoko waste	US$/t	0.46
Blasting cost – Moungoundi mill feed material	US$/t	0.46
Blasting cost – Moungoundi waste	US$/t	0.34
Blasting cost – Southern Arc mill feed material	US$/t	0.53
Blasting cost – Southern Arc waste	US$/t	0.46
Blasting cost – Western Splay mill feed material	US$/t	0.46
Blasting cost – Western Splay waste	US$/t	0.34
Mining overheads	US$/t	0.29
Diesel cost	US$/t	1.02
Mobilization, mine development, demobilization	US$/t	0.14

Table 16.5 Waste Load and Haul Costs in US$/t

Elevation	Area A	Area D	Karakara	Kassassoko	Western Splay	Moungoundi	Southern Arc
180	1.39	1.83	—	—	—	—	—
175	1.41	1.87	—	—	—	—	—
170	1.43	1.90	—	—	—	—	—
165	1.44	1.94	—	—	—	—	—
160	1.46	1.97	—	—	—	—	—
155	1.48	2.01	1.40	—	—	—	—
150	1.50	2.04	1.41	1.87	—	1.87
145	1.52	2.08	1.42	1.92	—	1.92	2.33
140	1.53	2.11	1.43	1.97	2.33	1.97	2.35
135	1.55	2.15	1.44	2.03	2.35	2.03	2.37
130	1.57	2.18	1.45	2.08	2.37	2.08	2.39
125	1.59	2.22	1.46	2.13	2.39	2.13	2.41
120	1.61	2.25	1.47	2.18	2.41	2.18	2.44
115	1.62	2.29	1.48	2.23	2.44	2.23	2.46
110	1.64	2.32	1.49	2.29	2.46	2.29	2.48
105	1.66	2.36	1.50	2.34	2.48	2.34	2.50
100	1.68	2.39	1.51	2.39	2.50	2.39	2.52
95	1.70	2.43	1.52	2.44	2.52	2.44	2.54
90	1.71	2.46	1.53	2.49	2.54	2.49	2.56
85	1.73	2.50	1.54	2.55	2.56	2.55	2.58
80	1.75	2.53	1.55	2.60	2.58	2.60	2.60
75	1.77	2.57	1.56	2.65	2.60	2.65	2.62
70	1.79	2.60	1.57	2.70	2.62	2.70	2.65
65	1.80	2.64	1.58	2.75	2.65	2.75	2.67
60	1.82	2.67	1.59	2.81	2.67	2.81	2.69
55	1.84	2.71	1.60	2.86	2.69	2.86	2.71
50	1.86	2.74	1.61	2.91	2.71	2.91	2.73
45	1.88	2.78	1.62	2.96	2.73	2.96	2.75
40	1.89	2.81	1.63	3.01	2.75	3.01	2.77
35	1.91	2.85	1.64	3.07	2.77	3.07	2.79
30	1.93	2.88	1.65	3.12	2.79	3.12	2.81
25	1.95	2.92	1.66	3.17	2.81	3.17	2.83
20	1.97	2.95	1.67	3.22	2.83	3.22	2.86

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Table 16.6 Mill Feed Material Load and Haul Costs in US$/t

Elevation	Area A	Area D	Karakara	Western Splay	Kassassoko	Moungoundi	Southern Arc
180	2.67	1.89	—	—	—	—	—
175	2.74	1.94	—	—	—	—	—
170	2.81	1.98	—	—	—	—	—
165	2.88	2.03	—	—	—	—	—
160	2.95	2.07	—	—	—	—	—
155	3.02	2.12	1.83	—	—	—	—
150	3.08	2.16	1.85	2.61	—	2.61	—
145	3.15	2.21	1.86	2.68	—	2.68	2.59
140	3.22	2.25	1.88	2.75	2.59	2.75	2.62
135	3.29	2.30	1.90	2.82	2.62	2.82	2.65
130	3.36	2.34	1.92	2.89	2.65	2.89	2.68
125	3.43	2.39	1.93	2.96	2.68	2.96	2.71
120	3.50	2.43	1.95	3.02	2.71	3.02	2.74
115	3.57	2.48	1.97	3.09	2.74	3.09	2.76
110	3.64	2.52	1.98	3.16	2.76	3.16	2.79
105	3.71	2.57	2.00	3.23	2.79	3.23	2.82
100	3.77	2.61	2.02	3.30	2.82	3.30	2.85
95	3.84	2.66	2.03	3.37	2.85	3.37	2.88
90	3.91	2.70	2.05	3.44	2.88	3.44	2.91
85	3.98	2.75	2.07	3.51	2.91	3.51	2.94
80	4.05	2.79	2.09	3.58	2.94	3.58	2.97
75	4.12	2.84	2.10	3.65	2.97	3.65	3.00
70	4.19	2.88	2.12	3.71	3.00	3.71	3.03
65	4.26	2.93	2.14	3.78	3.03	3.78	3.05
60	4.33	2.97	2.15	3.85	3.05	3.85	3.08
55	4.40	3.02	2.17	3.92	3.08	3.92	3.11
50	4.46	3.06	2.19	3.99	3.11	3.99	3.14
45	4.53	3.11	2.20	4.06	3.14	4.06	3.17
40	4.60	3.15	2.22	4.13	3.17	4.13	3.20
35	4.67	3.20	2.24	4.20	3.20	4.20	3.23
30	4.74	3.24	2.26	4.27	3.23	4.27	3.26
25	4.81	3.29	2.27	4.34	3.26	4.34	3.29
20	4.88	3.33	2.29	4.40	3.29	4.40	3.32

Processing, General and Administrative Costs

Table 16.7 summarizes the run-of mine (ROM) costs applied to the mill feed material including forecast sustaining capital costs and general and administrative costs, as well as grade control and crusher feed costs.

Table 16.7 ROM Costs Applied in Pit Optimization

Input	Unit	Value
Mining Owner Costs
Oxide	US$/t mill feed material	1.14
Fresh	US$/t mill feed material	1.41
Grade Control
Oxide	US$/t mill feed material	0.66
Fresh	US$/t mill feed material	0.74
Processing
Oxide	US$/t mill feed material	11.82
Fresh	US$/t mill feed material	14.11

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Input	Unit	Value
Crusher Feed
Oxide	US$/t mill feed material	0.45
Fresh	US$/t mill feed material	0.56
General & Administration
Oxide	US$/t mill feed material	6.37
Fresh	US$/t mill feed material	7.96

Processing Recovery

Processing recovery was applied using formulae reflecting grade recovery relationships for fresh rock and oxidized rock for all deposits. A single grade recovery relationship was used for oxide and partially weathered transition rock across all seven deposits. For fresh rock, separate grade recovery relationships were used in each deposit base on testwork related to that deposit. These recovery formulas and values are detailed in Section 13 of this Report.

Overall Slope Angles

The overall slope angles applied in the pit optimizations were 32 degrees for weathered material and 46 degrees for fresh material, based on the following:

•	Geotechnical batter and berm parameters for each weathering domain, as outlined in Section 16.3 of this Report.

•	Vertical depth of geotechnical domain.

•	Ramp width and number of ramp passes within each geotechnical domain.

16.4.3	Optimization Outcomes

A set of nested pit shells were produced by the Deswik pseudoflow function. The nested shells were used to determine trends in mineralization and higher-grade areas that would offer opportunities to stage pits to increase discounted cashflow.

Table 16.8 shows the selected pit shells used to guide the ultimate pit designs for each deposit.

Table 16.8 Optimizations Results

Deposit	Revenue Factor	Total Mined (Mt)	Waste Mined (Mt)	Strip Ratio (Waste:Mineralized Material)	ROM Feed (Mt)	Grade (g/t Au)	Metal Content (koz)
Area A	1.00	26.33	22.98	6.9	3.35	1.58	170.2
Area D	1.00	17.50	12.61	2.6	4.89	1.80	283.2
Karakara	1.00	19.40	16.70	6.2	2.70	1.87	162.6
Western Splay	1.00	3.06	2.02	2.0	1.03	1.02	33.9
Kassassoko	1.00	11.90	10.39	6.9	1.51	1.77	85.8
Moungoundi	1.00	4.36	3.56	4.5	0.80	1.12	28.9
Southern Arc	1.00	16.11	12.98	4.1	3.13	1.71	171.7

Revenue factor 1 pit shells were chosen for the ultimate pit extents due to the relatively short mine life of each individual pit. Each set of nested pit shells informed pit stage designs. Trends in stripping ratio and cash costs were used to prioritize and sequence lowest stripping ratio and lowest cash cost ounces, while maintaining an appropriate level of working benches.

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16.5	Mine Design

16.5.1	Pit Design

Detailed pit stage designs were prepared based on the results of the pit optimizations and incorporating appropriate wall angles, geotechnical berms, minimum mining widths, and access ramps with sufficient width for the proposed mining equipment.

16.5.2	Pit Design Parameters

The geotechnical parameters applied to the pit designs include batter face angles, berm widths, and overall slope angles.

Pit ramps were designed with the following characteristics:

•	Dual lane ramps are a total of 24.8 m wide (corresponding to three haul truck widths), including 19.5 m distance for safe passing of two of the selected CAT 777E haul truck, a 4.8 m wide bund, and a 0.5 m drain width.

•	Single lane ramps are a total of 15.0 m wide, including 9.7 m distance for sufficient room for a single CAT 777E haul truck, a 4.8 m wide bund, and a 0.5 m drain width.

•	Gradient of 1:10 for all dual lane ramps.

•	Gradient of 1:9 for single lane ramps for the final 40 vertical meters of each ultimate pit.

•	Single lane ramps have an overtaking lane every 20 vertical meters.

•	Ramps exit the pit in the direction of the WRSFs.

•	All pits include a goodbye cut at a maximum depth of 5 m.

Pits were designed to have a minimum mining width of 20 m and a minimum cutback width of 25 m. The location of the proposed pits is displayed in Figure 16.1.

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Figure 16.1 Diamba Sud Project Proposed Mining Area Layout

Figure prepared by Knight Piésold, 2025.

Area D

Area D commences during the pre-strip-mining phase due to mineralization being associated with near-surface oxide material. Area D will be mined in two pit stages, prioritizing the highest grade, lowest waste stripping mineralized material. Stage 1 will be 55 m deep and will have a strip ratio of 1.8 (waste to mill feed material). Stage 2 will be 115 m deep and will have a strip ratio of 3.6. Mining stage 2 is planned to commence in month 7 and completed in month 31.

The Area D pit will be located within 1 km of the proposed processing plant and ROM pad. Mill feed material will be hauled to the ROM pad and waste rock will be hauled to the Area D WRSF that will be located to the northwest of the pit. Area D waste rock will be used for future lifts of the TSF, as well as to form a buttress for the tailings at the end of the mine life if required.

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Karakara

Karakara will be mined in two stages and also will commence during the pre-strip-mining phase to provide an early source of high-grade fresh rock feed to blend with Area D oxide feed. This blending will improve plant performance and maximize gold production in the first four years of the mine life. Stage 1 will be 55 m deep and have a strip ratio of 9.4. Stage 2 will be 140 m deep and have a strip ratio of 6.0 and will be completed in month 29. Mill feed material will be hauled to the ROM pad and waste rock will be hauled to the WRSF adjacent to the pit.

Area A

Area A will require a large waste strip prior to producing significant quantities of plant feed and is forecast to have a lower profit margin (US$/oz) than Area D and Karakara. The Area A pit will be 170 m deep and have a strip ratio of 8.1. Mining will commence in month 32, when Area D Stage 2 pit is complete. Mining of Area A will be completed in month 71. Mill feed material will be hauled to the ROM pad and waste rock will be hauled to the Area A-D WRSF that will be located to the northwest of the pit.

Western Splay

The Western Splay pit will be at the southern end of the mining area, will be 130 m deep and will have a haul distance to the ROM pad of about 4.0 km. Mining will commence in month 25 and will be completed in month 45. Mill feed material will be hauled to the ROM pad and waste rock will be hauled to the WRSF adjacent to the pit.

Southern Arc

Southern Arc will be mined as two separate pits at the southern end of the mining area. The pits will be 115 and 105 m deep respectively and have a haul distance to the ROM pad of approximately 4.0 km. The Mineral Resource estimate for Southern Arc is classified as Inferred and has been delayed in the mine plan for this reason. Mining will commence in month 41 and be completed in month 82. Mill feed material will be hauled to the ROM pad and waste rock will be hauled to the WRSF adjacent to the pit.

Kassassoko

Kassassoko will be the smallest of the pits (45 m deep), is low grade (~1.0 g/t) and is located at the southern end of the mining area. Mining will commence in month 71 and be completed in month 79. It will provide low-grade mineralized material that will be blended with the higher-grade mineralization from Area A. Mill feed material will be hauled to the ROM pad and waste rock will be hauled to the WRSF adjacent to the pit.

Moungoundi

Moungoundi will be at the southern end of the mining area, will be low grade (~1.0 g/t), and 80 m deep and will have a haul distance to the ROM pad of approximately 4.0 km. The Mineral Resource estimate for Moungoundi is classified as Inferred and has been delayed in the mine plan for this reason. Mining will commence in month 83 and be completed in month 88. It will provide low-grade mill feed material that can be blended with the higher-grade mineralization from Area A. Mill feed material will be hauled to the ROM pad and waste rock will be hauled to the WRSF adjacent to the pit.

16.5.3	Waste Rock Storage Facilities

WRSFs were designed for each deposit, with the intention of minimizing haulage distance for the movement of waste material from the open pit to the adjacent surface WRSF. Designs included consideration of surface water drainage, and existing and planned infrastructure locations. The facilities were designed using an 18º batter slope, with a 7 m

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berm every 20 vertical meters to achieve a footprint consistent with the requirements of rehabilitated waste dumps at closure. Figure 16.1 shows the location of each of the proposed WRSF designs within the mining area layout.

Table 16.9 shows the WRSF capacities in cubic meters for each of the WRSF designs.

Table 16.9 WRSF Capacities

WRSF	Capacity (million m3)
Area A / Area D	31.5
Karakara	12.4
Western Splay / Kassassoko / Southern Arc / Moungoundi	25.9

There is sufficient capacity within the WRSF designs to support the PEA. Total waste volume will be 32.2 million bank cubic meters and given a 25% swell factor and 5% compaction factor, the total WRSF capacity required for the LOM is 69.8 Mm3.

The mine design and schedule does not include any pit backfilling using waste rock.

There is no known potentially acid forming waste rock, as at the effective date of this Report, at the Diamba Sud Project.

16.6	Mining Operations

Conventional drill and blast, load and haul open pit mining is proposed to extract mineralized material from the pits. ROM material will be defined by grade control procedures in the pit and delivered by truck to the ROM pad, which is planned to be located adjacent to the Diamba Sud processing facility. Waste rock will be hauled to the closest WRSF associated with the pit being mined.

A mining contractor will be used for the eight years of operations. If additional mineralization is outlined, there is potential that any future mining operations could transition to an Owner-operation model, or the contractor could be retained as the operator.

A common pool of equipment will be used and scheduled across all active pits, so that movement of equipment between the pits is minimized, and consumables and spare parts are shared within the fleet.

Mining activities are planned to operate 24 hours per day, seven days a week with work occurring over three eight-hour shifts.

16.6.1	Drill and Blast, Excavate, Load and Haul

The Diamba Sud Project will be mined by conventional truck and excavator operation for the mining of mill feed material and waste. Drill and blasting are planned for oxide, transitional and fresh mineralized material and waste material. Some free digging of oxide material is planned for weathered zones when feasible. Table 16.10 summarizes the drill and blast parameters used.

Table 16.10 Drill and Blast Assumptions

Material Type	Bench Height (m)	Diameter (mm)	Powder Factor	Product	Burden (m)	Spacing (m)	Subdrill (m)
Oxide -laterite	5–10	127	0.3	ANFO	4.8	4.2	0.5
Transitional	5–10	127	0.5	Emulsion	4.7	4.1	0.5
Fresh	5–10	127	0.7	Emulsion	4.0	3.4	0.5

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To minimize dilution and mill feed material loss, all mineralized material will be drilled and blasted with 5 m bench heights and mined at 2.5 m flitch heights. To minimize costs and increase productivity, in high waste stripping pit stages, waste not directly adjacent to mineralized material will be drilled and blasted with 10 m bench heights where possible. All mining equipment will be supplied by the contractor, and all equipment costs are fully considered in the contractor’s schedule of rates.

The mining fleet is proposed to be a combination of 120 t and 200 t excavators, paired with 100 t trucks. The truck fleet will be used to haul waste material to the WRSF adjacent to each pit and mill feed material to the ROM pad. The furthest mill feed material haulage route is from the southern mining area (Western Splay, Southern Arc, Moungoundi and Kassassoko pits), a distance of approximately 4.0 km.

16.6.2	Ancillary and Support Fleet

The ancillary and support mining fleet will include dozers, graders, water trucks and service trucks.

The ancillary fleet will be required to construct roads, strip and clear vegetation and topsoil, complete rehabilitation works, maintain WRSFs and stockpiles and carry out general clean-up operations around mining faces and provide support to the primary excavation equipment.

Front-end loaders will be used on the ROM pad to feed the crusher with a blend from ROM stockpiles, removal of oversized boulders, road construction and rehabilitation work.

16.6.3	Other Mining Infrastructure

A workshop that maintains the mine fleet will be constructed by the mining contractor, along with the required offices and storage facilities for the contractor to conduct their operations.

16.6.4	Equipment and Personnel Requirements

The estimate of equipment requirements over the mine life is detailed in Table 16.11, which will be shared across the various deposits. The estimated personnel requirements over the mine life are detailed in Table 16.12.

Table 16.11 LOM Mining Equipment Requirements

Equipment	Max LOM	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8
Mining Fleet Load and Haul
Excavator - 120 - 200t	3	3	3	3	3	3	3	2	2	2
Trucks – 100 t	18	12	15	15	18	18	12	12	12	12
Ancillary
Dozer	3	3	3	3	3	3	3	3	3	3
Grader	1	1	1	1	1	1	1	1	1	1
Watercart	2	2	2	2	2	2	2	2	2	2
ROM Loader	2	2	2	2	2	2	2	2	2	2
Rock Breaker	1	1	1	1	1	1	1	1	1	1
Compactor	1	1	1	1	1	1	1	1	1	1
Service Truck	1	1	1	1	1	1	1	1	1	1
Drill and Blast
Blast hole Drill Rig	6	4	6	6	6	6	6	3	3	3
Grade Control Rig	2	2	2	2	2	2	2	2	2	2
Bulk Explosive Truck	1	1	1	1	1	1	1	1	1	1

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Table 16.12 LOM Personnel Requirements

Personnel	Max LOM	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8
Fortuna Mine Department
Mining Manager	1	1	1	1	1	1	1	1	1	1
Mining Superintendent	1	1	1	1	1	1	1	1	1	1
Chief Mining Engineer	1	1	1	1	1	1	1	1	1	1
Mining Engineer	4	4	4	4	4	4	4	4	4	4
Senior Geotechnical Engineer	1	1	1	1	1	1	1	1	1	1
Geotechnical Engineer	2	2	2	2	2	2	2	2	2	2
Production Eng /Pit Supervisor	1	1	1	1	1	1	1	1	1	1
Senior Supervisor	1	1	1	1	1	1	1	1	1	1
Surveyor	4	4	4	4	4	4	4	4	4	4
Data Entry Clerk	2	2	2	2	2	2	2	2	2	2
Secretary	2	2	2	2	2	2	2	2	2	2
Chief Geologist	1	1	1	1	1	1	1	1	1	1
Senior Mine Geologist	1	1	1	1	1	1	1	1	1	1
Mine Geologist	4	4	4	4	4	4	4	4	4	4
Geology / Survey Technician	12	12	12	12	12	12	12	12	12	12
Contractor Management & Support
Production Manager	1	1	1	1	1	1	1	1	1	1
Pit Superintendent (DBLH)	3	3	3	3	3	3	3	3	3	3
Stores Manager	1	1	1	1	1	1	1	1	1	1
Junior Drill & Blast Engineer	1	1	1	1	1	1	1	1	1	1
Human Resources & Training Manager	1	1	1	1	1	1	1	1	1	1
Safety Controller	3	3	3	3	3	3	3	3	3	3
Load & Haul Foreman	3	3	3	3	3	3	3	3	3	3
Drill & Blast Foreman	3	3	3	3	3	3	3	3	3	3
Dewatering Supervisor	1	1	1	1	1	1	1	1	1	1
Instructor (Production & Engineering)	2	2	2	2	2	2	2	2	2	2
Financial Controller	1	1	1	1	1	1	1	1	1	1
Clerks	2	2	2	2	2	2	2	2	2	2
Storeman	4	4	4	4	4	4	4	4	4	4
Buying & Logistics	2	2	2	2	2	2	2	2	2	2
Contractor Mining Personnel
Excavator Operator	12	12	12	12	12	12	12	12	12	12
Dump Truck Operator	54	54	54	54	54	54	54	54	54	54
Dozer Operator	12	12	12	12	12	12	12	12	12	12
ROM Loader Operator	3	3	3	3	3	3	3	3	3	3
All Round Operator	9	9	9	9	9	9	9	9	9	9
Driller	15	15	15	15	15	15	15	15	15	15
Driller assistant	5	5	5	5	5	5	5	5	5	5
Grader Operator	3	3	3	3	3	3	3	3	3	3
Water Bowser Operator	3	3	3	3	3	3	3	3	3	3
Dewatering Assistants	6	6	6	6	6	6	6	6	6	6
Pit Controllers	5	5	5	5	5	5	5	5	5	5
Office & General	3	3	3	3	3	3	3	3	3	3
Diesel Truck Diesel Operator	6	6	6	6	6	6	6	6	6	6
Shift Change Bus Driver	5	5	5	5	5	5	5	5	5	5
Site Superintendent	1	1	1	1	1	1	1	1	1	1
Site Supervisors	2	2	2	2	2	2	2	2	2	2
Site Admin - Safety Officers	2	2	2	2	2	2	2	2	2	2
Blasters	3	3	3	3	3	3	3	3	3	3
Mobile Mixing Unit Operator	3	3	3	3	3	3	3	3	3	3

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Personnel	Max LOM	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8
Mobile Mixing Unit Assistant	4	4	4	4	4	4	4	4	4	4
Blasting Assistants	4	4	4	4	4	4	4	4	4	4
Stemming Crew	4	4	4	4	4	4	4	4	4	4
Site Mechanics	2	2	2	2	2	2	2	2	2	2
Plant Foreman	2	2	2	2	2	2	2	2	2	2
Contractor Maintenance Personnel
Earthmoving Plant Manager	1	1	1	1	1	1	1	1	1	1
Boilermaker Foreman	1	1	1	1	1	1	1	1	1	1
Technical Analyst	1	1	1	1	1	1	1	1	1	1
Tyre Foreman	1	1	1	1	1	1	1	1	1	1
Maintenance Planner	1	1	1	1	1	1	1	1	1	1
Shift Foreman	4	4	4	4	4	4	4	4	4	4
Artisan (Mechanic)	13	13	13	13	13	13	13	13	13	13
Electrical	3	3	3	3	3	3	3	3	3	3
Boilermaker	3	3	3	3	3	3	3	3	3	3
Maintenance Assistants	21	21	21	21	21	21	21	21	21	21
Multiskilled Truck Drivers	15	15	15	15	15	15	15	15	15	15
Tyre Handler Operator	3	3	3	3	3	3	3	3	3	3
Tyre Handler - Assistant	3	3	3	3	3	3	3	3	3	3
Mobile Crane	1	1	1	1	1	1	1	1	1	1
Plant Clerk	1	1	1	1	1	1	1	1	1	1
Reporting Clerk	3	3	3	3	3	3	3	3	3	3
General Workers	7	7	7	7	7	7	7	7	7	7
Total Mining Personnel	316	316	316	316	316	316	316	316	316	316

16.7	Mining and Production Schedule

A mining and production schedule was prepared for the eight-year LOM based on the following scheduling parameters:

•	Monthly scheduling periods.

•	The overall mining and production strategy is to maintain a mill processing throughput of 2.0–2.5 Mt/a. The processing plant design capacity is 2.0 Mt/a of fresh rock, with capacity to process up to 2.5 Mt/a where a blend of 80% fresh rock and 20% oxidized rock is used. The processing throughput will ramp up over two months at commissioning.

•	Mined tonnage as required to ensure sufficient mill feed stocks are available at the grades required to meet gold production forecasts.

•	Pit stage sequencing is determined by several criteria. Whenever feasible, the schedule prioritizes higher-grade and lower strip ratio pit stages early on in the LOM to facilitate higher gold production and delay the costs associated with waste mining.

•	Slower mining rates in low waste stripping and deeper benches where grade control, drill and blast, pit dewatering, and small work areas will reduce mining productivity.

•	Higher mining rates in high waste stripping and higher benches where 10 m bench heights are blasted, and there are reduced requirements for dewatering and grade control drilling.

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•	Maximum vertical rate of advance of 120 m/year (highest rate in schedule is 90 m/year).

•	Inferred Mineral Resources were included.

Table 16.13 summarizes the proposed mining and production schedule.

Table 16.13 Proposed Mining and Production Schedule

Parameter	Units	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year7	Year 8	LOM
Plant days		0	365	365	365	365	365	365	365	334
Mine days		60	365	365	365	365	365	365	365	100
Mining total movement	kt	2,412	19,171	19,173	19,228	19,091	15,723	9,637	9,459	953	114,846
Waste to WRSF	kt	2,322	16,326	15,588	16,380	17,166	13,793	7,264	7,597	656	97,092
Strip ratio	w/o	25.8	5.7	4.3	5.8	8.9	7.1	3.1	4.1	2.2	5.5
Mill Feed material to ROM / Stockpile	kt	90	2,845	3,585	2,847	1,925	1,931	2,373	1,862	296	17,754
Gold grade	g/t	1.1	2.3	1.6	1.4	1.8	1.8	1.5	1.1	1.3	1.6
Gold contained	koz	3	209	180	131	110	109	112	66	12	932
Stockpile – opening stock	kt		0.1	0.6	1.7	2.0	1.7	1.5	1.9	1.5
Gold grade	g/t		1.1	0.8	0.6	0.6	0.7	0.6	0.6	0.6
Gold contained	koz		3	14	31	38	37	29	35	29
ROM to crusher	kt	0	2,354	2,500	2,500	2,225	2,111	2,030	2,213	1,821	17,754
Gold grade	kt	0.0	2.6	2.0	1.5	1.5	1.7	1.6	1.0	0.7	1.6
Gold contained	koz	0	198	164	123	111	117	106	73	41	932
Process recovery	%	0.0	92.5	92.1	86.1	88.2	90.0	91.9	87.9	86.6	90.1
Recovered gold ounces	koz	0	184	151	106	98	105	97	64	35	840

Figure 16.2 shows the mined mineralized tonnes by deposit.

Figure 16.2 Mineralization Mined by Deposit

Figure prepared by Fortuna, 2025.

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The mining and production schedule demonstrates a technically achievable operation for the LOM. The key risk to achieving the mine plan is being ahead in mine development, waste stripping and grade control activities to access deposits and increased confidence in the mineralization to be able to mine in sequence. The schedule is generally derisked by the ability to substitute pit stages with similar waste stripping ratios, as well as maintaining sufficient ROM stockpiles.

16.8	Comments on Section 16

The QP is of the opinion that:

•	The mining methods being used are appropriate for the deposit being mined. The open pit mine design, WRSF, TSF design, and equipment fleet selection are appropriate to reach production targets.

•	The mine life is estimated as 8.1 years.

•	The mine plan is based on a historically successful mining philosophy and presents low risk.

•	Projected mining equipment and personnel requirements are regarded as reasonable in Fortuna’s experience to meet the proposed production rate of 7,000 t/d.

•	Planned mine infrastructure and supporting facilities are regarded as suitable to meet the needs of the mine plan and production rate.

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17	Recovery Methods

17.1	Processing Plant Design

The process plant is designed to process oxide and fresh material from open pit mines. The treatment plant is designed to process 2.0 Mt/a of fresh mill feed material (or 2.5 Mt/a based on a blend of at least 20% oxidized rock) at average head grades of 1.8 g/t Au (oxide) and 1.6 g/t Au (fresh).

The metallurgical testwork program has indicated that the mineralization is free-milling with a very low proportion of fine gold locked in sulfides, and is amenable to typical gold cyanidation treatment.

The process flow diagrams for the Diamba Sud study were developed from the process design criteria prepared from the metallurgical testwork. The plant design proposed is simple, but robust, and broadly comprises the following:

•	Primary crushing.

•	Crushed mill feed stockpile.

•	Grinding and classification.

•	Gravity recovery.

•	Leaching and adsorption.

•	Elution.

•	Electrowinning.

•	Smelting.

The comminution circuit modelling was undertaken by Orway Minerals Consultants (Orway) in Perth, Australia in consultation with MIQM. Orway was requested by MIQM to model a single-stage SAG milling circuit (1C SS SAG or SAC) as well as a SABC circuit as the basis for their design. After consultation and LOM mill feed material properties were taken into consideration, a single-stage crush and SAG milling circuit was adopted for the comminution circuit.

The flowsheet and plant equipment selections were based on the results of the metallurgical testwork program (refer to Section 13). The proposed flowsheet is provided in Figure 17.1.

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Figure 17.1 Schematic of Proposed Processing Flowsheet for the Diamba Sud Project

ROM PAD
PRIMARY CRUSHING
STOCKPILE
PEBBLE CRUSHING
LIME
GRINDING MEDIA
SAG MILLING
GRAVITY CONCENTRATION
CLASSIFCATION
FLOCCULANT
PRE-LEACH THICKENING
INTENSIVE LEACHING
CYANIDE
CAUSTIC
LEACHAID
CARBON
CYANIDE
CARBON IN LEACH
CYANIDE
CAUSTIC
HYDROCHLORIC ACID
ELUTION
CARBON REGENERATION
TAILINGS STORAGE
ELECTROWINNING
BULLION

Figure prepared by Fortuna, 2025.

17.2	Processing Design Philosophy

The plant was designed to achieve the required throughput, as stated in the process design criteria. The crushing circuit will be designed with a throughput of 400 t/h and availability of 70%, on a 24-hour per day operation. Crushed products will report to an open stockpile, which will have a total capacity of 19,000 t and a nominal live capacity with free running material of 3,000 t.

A buried apron feeder installed in a reclaim tunnel will reclaim mill feed material and directly feed the milling circuit via the mill feed conveyor. An emergency reclaim feeder will also be installed in the reclaim tunnel to provide feed to the mill when reclaiming dead mill feed from the stockpile with a front-end loader.

The milling circuit was designed for a nominal throughput of 250 t/h (fresh) and 313 t/h (≥ 20% oxide blend). It will operate at 91.3% availability and achieve a design grind product size of 80% passing (P80) 106 µm(fresh) and about 75 µm (oxide) due to its natural fineness.

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The gravity circuit will take a cut from the cyclone underflow and will consist of two centrifugal concentrators and an intensive leach reactor for treatment of the gravity concentrate. The gravity circuit is expected to treat up to 90% of the cyclone underflow.

The CIL circuit will consist of a leach feed thickener followed by seven adsorption tanks, treating the cyclone overflow. The CIL circuit was designed for a design fresh gold leach feed grade of 1.63 g/t Au.

The metal recovery and refining will consist of an elution circuit, electrowinning cells and smelting.

Water, which will be required for a wide range of services, will be sourced primarily from the water harvesting dam. Water from the water harvesting dam will be pumped and stored in the water storage dam. The water storage dam will be located about 2.5 km north of the plant. The water storage dam will also supply water from its own catchment area and open pit dewatering. As a contingency and if required, the Falémé River, located approximately 7 km east of the plant site, could be used to supply additional make-up water during the rainy season to the water storage dam. However, based on current modeling results, there is more than sufficient water available from the water storage dam and open pit dewatering to provide all operational water requirements (see discussion in Section 18).

17.3	Process Plant Feed

The feed sources will be from fresh and oxide materials. The LOM schedule has greatly influenced the process design, especially the comminution circuit.

The mining schedule (Table 17.1) indicates that the design basis will be suitable. Oxides will be the main feed material for the first year, followed by three years of blending (>15% oxides) and then two to three years of only fresh material.

Table 17.1 Proposed LOM Feed Composition

Parameter	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8
Tonnes Milled
Oxide (Mt)	1.78	0.93	0.64	0.34	0.13	0.03	0.22
Fresh (Mt)	0.57	1.57	1.86	1.89	1.98	2.00	1.99	1.82
Total (Mt)	2.35	2.50	2.50	2.22	2.11	2.03	2.21	1.82
Percent Milled
Oxide (%)	76	37	26	15	6	1	10
Fresh (%)	24	63	74	85	94	99	90	100

17.4	Comminution Circuit Design Basis

17.4.1	Design Criteria

Based on the analyses of the comminution testwork the following characteristics were selected for the fresh mill feed material design (Table 17.2).

Table 17.2 Fresh Mill Feed Material Comminution Characteristics

Parameter	Design Mill Feed Material Characteristics
Ai (g)	0.197
CWi (kWh/t)	6.9
BWi (kWh/t)	17.2
A*b	30.1
Mineralization SG	2.75

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17.4.2	Comminution Circuit Selection

Processing in years 1 and 2, which will primarily be of oxide material, the option to operate in either single-stage SAG or SAB configuration were considered. In a single-stage SAG operation, the SAG mill will operate at low speed i.e. 60% of the mill’s critical speed (Nc) with a low ball charge, to minimize build-up of a sand load. In a SAB configuration the SAG mill will operate like a scrubber, at a low speed i.e. 50%Nc and will have no ball charge, and the ball mill would be operated at a low speed i.e. 60%Nc and a low ball charge. The single-stage SAG option was selected after consultation between Fortuna, Otway and MIQM.

17.5	Process Plant Description

The plant layouts were developed, and general arrangement drawings were produced for each area together with the overall plant site layout including positioning of the crushing plant, mill feed stockpile, feed conveyers, SAG mill, leach tanks, gold room, reagents storage and preparation areas, and infrastructure buildings.

Equipment selections were completed for all major process plant mechanical equipment based on the project design criteria.

17.5.1	Primary Crushing

Gold-bearing mineralization will be fed to the process plant via the ROM pad. The ROM pad will be located adjacent to the primary crushing building for efficiency of mill feed to the crushing plant. Haul trucks operating directly from the open pit will deliver ROM mill feed material to the ROM pad and material stored on the ROM pad in separate stockpiles of varying mineralization types and grades to facilitate blending of the feed into the crushing plant. The estimated maximum particle size of material on the ROM pad will be 900 mm in any dimension. Any oversized rock will be placed to one side and reduced to minus 900 mm on the ROM pad.

The primary crushing plant will provide single stage crushing to feed the SAG mill. The primary crushing plant will include a 162 t capacity ROM bin, an apron feeder, a primary jaw crusher, a stockpile feed conveyor, a rock breaker and associated electrical equipment, steelwork and plate work.

The primary crusher will be installed on a concrete foundation with the ROM bin, apron feeder and rock breaker, and will be located adjacent to a concrete retaining wall against the ROM pad. Walkways and stairs will provide full operational and maintenance access throughout the primary crusher building.

The ROM bin will be fed blended mill feed material from the ROM stockpiles using a front-end loader (CAT980 or equivalent). The ROM bin will be sized to accommodate direct tipping from 100 t sized haul trucks (CAT 777 or equivalent). However, that is not expected that this will be the usual method of feeding the plant. The ROM bin will be lined with replaceable steel wear resistant liners. Feeding of the ROM bin will be controlled by a ‘dump – no dump’ traffic signal mounted adjacent to the ROM bin. The traffic signal will be controlled by a radar level sensor mounted above the ROM bin.

The ROM bin discharge will be controlled by an apron feeder, which will feed directly into the primary jaw crusher. The primary jaw crusher will be a single toggle jaw crusher (C150 equivalent) that accepts nominal minus 900 mm rocks. The rock breaker mounted adjacent to the jaw crusher will break any oversized rocks that lodge in the crusher and would otherwise not be passed.

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The crushed product from the primary jaw crusher will discharge onto the 1,500 mm-wide stockpile feed conveyor. A weightometer installed on the stockpile feed conveyor will provide information on the tonnage of crushed mineralization passing through the circuit and onto the stockpile. Dust control will be achieved using the dust suppression system with high pressure water sprays, installed within the ROM bin, to form a mist to contain fugitive dust particles.

Primary crushed mill feed material will discharge to a 19,000 t total capacity conical stockpile. The stockpile was sized to provide up to a maximum 12 hour live feed capacity to the grinding circuit at the design throughput of 250 t/h (fresh) and 313 t/h (≥ 20% oxide blend), although with some mineralization blends live storage capacity may not be possible, and with other mineralization blends live capacity may only be 3–4 hours. The total capacity of the stockpile will be equivalent to 76 hours of fresh feed at the design throughput.

A 1,200 mm wide x 7,826 mm long reclaim apron feeder installed in a concrete reclaim vault will reclaim crushed mineralization from under the stockpile and feed it onto a 1,200 mm wide x 95 m long mill feed conveyor. The mill feed conveyor will provide a nominal 250 dry t/h instantaneous feed rate to the mill feed chute. A weightometer installed on the mill feed conveyor will monitor and control the reclaim apron feeder variable speed drive, which in turn will control the feed rate to the nominated operator set point.

An emergency reclaim apron feeder will be positioned towards the exit of the reclaim tunnel in the same concrete reclaim vault adjacent to reclaim apron feeder, but outside the edge of the stockpile. This will allow the front-end loader that feeds the crusher to also be used to feed the emergency reclaim feeder by loading the feed chute with mill feed material from the dead parts of the stockpile when there is no live mineralization in the stockpile or when reclaim apron feeder is under maintenance. The emergency feeder will also be used for the addition of grinding media to the SAG mill.

Lime will be added directly onto mill feed conveyer from the lime handling system which will be positioned after the emergency reclaim apron feeder. The lime system will consist of a 100 t capacity silo and will include a pneumatic bin activator, discharge isolation slide gate, rotary valve feeder, level instrumentation, dust collector, free standing structure and access platforms, and stairs. Bulk bags of powdered lime will be split and emptied into a transfer hopper, from which the lime will be pneumatically conveyed into the storage silo.

17.5.2	Grinding and Classification Circuit

Primary crushed mill feed material will be fed via mill feed conveyor to the SAG mill from the crushed mineralization stockpile. An 8.53 m diameter by 5.77 m long effective grinding length SAG mill is proposed for the primary grinding duty. The SAG mill will operate with a duty ball charge of 10-15% with an expected pinion power draw of 5.7 MW and an installed power of 7.1 MW. A variable speed drive will be installed on the mill to vary the mill speed so that it can be adjusted as needed for changes in mineralized material characteristics.

Mill slurry will discharge to the mill discharge vibrating screen installed to separate pebbles from the discharge, control the particle size of the slurry reporting to the classification circuit and to adequately rinse the oversize material, prior to it reporting to the pebble crushing circuit. The undersize slurry from the discharge screen will fall into the mill discharge hopper.

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Mill discharge pumps will be installed in a duty/standby arrangement, each having separate suction lines from the mill discharge hopper. Pneumatically actuated suction inlet knife gate valves, pneumatically actuated knife gate dump valves on the pump suction pipework and pneumatically actuated knife gate valves on the discharge pipework will facilitate pump operations and maintenance of the off-duty pump when the system is operating the duty pump.

The slurry in the mill discharge hopper will be pumped to a 10-pack classifying cyclone cluster. The cluster will have six operating cyclones and four standby cyclones. The cyclones will classify the slurry feed into an overflow product with a P80 of 106 µm, which will be directed to the leaching circuit and coarse cyclone underflow product. From the cyclone underflow, the slurry will be fed back to the SAG mill.

New feed from the mill feed conveyor will be added to the recirculating loads in the mill feed chute. The recirculating load was designed to be a nominal 333% of new mill feed with a 35% solids overflow. Proportional controllers will provide the mill operator with density control in the circuit by varying water addition to either the mill feed chute or discharge hopper in fixed proportion to the SAG mill feed rate.

A davit crane in the cyclone tower will be used for cyclone pack maintenance activities. Major maintenance activities around the SAG mill and discharge pumps will be undertaken with a mobile hydraulic crane. Platforms and stairs will provide full operational and maintenance access throughout the grinding and classification building.

17.5.3	Pebble Crushing

The oversized material from the mill discharge screen will be directed either to a scats bunker or to the pebble crusher circuit. The pebble crusher feed conveyor will deliver pebbles to a 220 kW pebble crusher at a design rate of 165 t/h. The crusher will operate at a closed side setting of 12 mm and the product from the pebble crusher will return via the pebble crusher discharge conveyer to the mill feed conveyor.

A magnet on the pebble crusher feed conveyor and a metal detector further along the same conveyor will protect the pebble crusher from tramp metal. A shuttle at the end of the pebble crusher feed conveyor will divert any tramp metal detected by the metal detector to bypass the crusher. The crusher station will also have an overflow to allow excess pebbles to recirculate to the SAG mill if the crusher is overloaded.

17.5.4	Gravity Recovery Circuit and Pre-leach Thickener

The primary cyclone underflow will report by gravity flow to the cyclone underflow boil box, then into a gravity feed box directing feed over two scalping screens (2 mm aperture) operating in parallel to enable continuous operation of the batch gravity concentration units. Undersize from the scalping screens will be directed to two 30 inch batch centrifugal gravity concentrations continually operating on a 45 minute cycle. Each unit will be fed a solids throughput of 150 dry t/h and will remove approximately 33 kg of concentrate per cycle. This will be transferred as gravity flow to an intensive leach reactor located in the gold room. Gravity tails will slurry flow to the mill discharge hopper. Oversize from the scalping screens will report by gravity to the SAG mill feed.

The classified slurry from the cyclone overflow will be directed to a pair of trash screens from the trash screen distribution box with the ability to operate either one or both screens. Oversize material from the trash screens will discharge to a trash bin at ground level.

Trash screen underflow will be fed into a leach feed thickener which will be used to remove excess water. Thickener overflow will be fed into a process water tank for further

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use. The leach feed thickener underflow will be pumped by the leach feed pumps in a duty/standby arrangement into a distribution box that will allow the slurry to be directed to either the first or the second CIL tank. Slurry will only be directed to the second tank in the event that the first tank is offline for maintenance.

17.5.5	Carbon in Leach Circuit

The CIL train will comprise seven tanks of nominal dimensions of 12 m in diameter and 14 m high, providing a slurry residence time in the leach circuit of 24 hours with a slurry density of 45% solids by weight (for fresh mineralization).

Each CIL tank will be fitted with pumped inter-stage tank screens. Carbon will be held in all tanks except the first tank where the inter-stage screen will act as a safety screen to prevent oversize material entering downstream tanks in the event of cyclone roping and a trash screen overflow or failure.

All tanks will be equipped with hollow shaft agitators to facilitate oxygen injection through the shafts. Only the first three tanks will be sparged with oxygen. The first three tanks will also be fitted with a nozzle to facilitate oxygen injection through the side of the tanks.

All CIL tanks will be equipped with recessed impeller type carbon transfer, and these will be used to advance the carbon between tanks and to remove carbon from the circuit.

The recessed impeller pump in tank 2 will be used to pump slurry to the carbon recovery screen for the loaded carbon to be removed from the circuit. The recessed impeller pump in tank 3 will normally provide for carbon transfer between tank 3 and tank 2; however, in the event that tank 2 is offline for maintenance, it will be used to recover loaded carbon to the carbon recovery screen. The loaded carbon will undergo an acid wash before proceeding to the elution circuit.

A vibrating carbon safety screen will be located adjacent to tank 6. This screen will collect any carbon that escapes from tank 7 (or tank 6 in the event that tank 7 is off-line) in a disposal drum for reintroduction to the circuit manually. The undersize product from the carbon safety screen will be gravity fed to a detoxification tank. The undersize product will then be pumped to the TSF by the tailings discharge pumps in a duty/standby arrangement.

A gantry crane will facilitate removal of the inter-stage screens for maintenance and cleaning. The tanks will be constructed on concrete ring beams within a concrete bunded containment structure. The CIL bund will be fitted with a sump pump which will collect any spillage within the bund and direct it back to the trash screen distributor box. The bunded structure around the tanks will not be designed to comply with dangerous goods regulations, because all process fluids are not dangerous goods and it is not normal practice to contain them beyond normal operational spillage. Minor spillages are contained, and in the highly unlikely event that large spills should occur, they will be contained within the confined drainage system of the plant and contaminated water will collect in an environmental pond adjacent to the plant. Solids will be recovered by mechanical means (e.g., front-end loader).

17.5.6	Elution, Electrowinning and Smelting

The acid wash and rinse cycles will be performed in a 15 m3 capacity rubber lined acid wash hopper to be located beneath the loaded carbon recovery screen. Following the rinse cycle the carbon in the acid wash hopper will be discharged into the elution column through an actuated ball valve. The elution column will have a volumetric capacity of 15 m3 (6 t) and be capable of holding 4 t of carbon.

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The strip solution will be injected with sodium hydroxide and sodium cyanide and then be preheated by the in-line elution heater to reach a solution temperature of 130 °C. The hot strip solution will then be introduced to the bottom of the elution column.

After approximately one bed-volume of caustic cyanide solution has been passed through the elution column to pre-soak the carbon a further five bed volumes of hot rinse water will be passed through the column. A further one bed volume of cold rinse water will be passed through the column after the hot rinse water to cool down the carbon. The first 3.5 bed volumes of pre-soak and hot rinse water will be returned via the duty/standby eluate filters to either one of the two pregnant solution tanks via a recovery heat exchanger to recover heat to the strip solution from the eluate. The last 3.5 bed volumes of hot and cold rinse water will be directed to the intermediate solution tank which will supply the feed water to the first half of the next strip.

Elution of the gold from the carbon is expected to take about six hours and pregnant solution will be collected into one of two pregnant solution tanks. The pregnant solution tanks will have a common pregnant solution pump which will feed the electrowinning cells. The barren solution from the electrowinning cycle will be returned to CIL tank 1 using a barren solution pump.

At the completion of the elution cycle, barren carbon will be pumped from the elution column to the regeneration kiln carbon feed hopper. The hopper is located on top of the regeneration kiln which in turn sits above CIL tank 6. From this hopper the carbon will be either regenerated in the kiln or discharged directly into CIL tank 6 under gravity depending on the carbon activity level. Prior to regeneration, the barren carbon will be de-watered over a carbon dewatering screen positioned above the storage hopper. The rotary kiln feed chute will drain any residual and interstitial water from the carbon prior to it entering the kiln. Kiln off-gases will be used to dry the carbon before it enters the kiln. At the end of the regeneration process, the regenerated carbon will discharge back into CIL tank 7.

The gold sludge from the separate gravity and the elution circuit electrowinning cell cathodes will be washed in the cathode wash box, a manual process. The resultant sludge will then be transferred via the cell sludge trolley, to the calcine oven to remove the steel wool cathodes through oxidation. The product from the calcine oven will then be direct smelted using fluxes in a liquified petroleum gas fired smelting furnace to produce the final gold product doré bars, which after weighing using a Sartorius Balance will be stored in the gold safe. The gold sludge from the gravity circuit will be refined separately from that of the elution circuit to allow for separate accurate metallurgical accounting of the gravity and CIL circuits.

17.5.7	Tailings Disposal

The tailings pipeline to the TSF will be installed above ground, except for locations where road crossings necessitate these sections to be buried. Leaks in the tailings line will be detected by comparison between two flow meters; one located at the plant and the other located at the TSF. The tailings and decant return pipelines will be laid in a fully bunded and lined trench between the process plant and the TSF to help protect the environment if an unplanned minor release happens from the pipelines.

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17.6	Reagents

17.6.1	Lime

Quicklime will be delivered in bulk to the mill feed conveyor from a 100 t lime silo. Lime will be used to raise the pH of the process slurry to suit the cyanidation leaching reaction.

The lime silo will hold approximately seven days’ supply of quicklime to allow for delivery interruptions. The expected annual consumption of quicklime is 10.5 kt for oxide mineralization and 0.7 kt for fresh mineralization.

17.6.2	Cyanide

Cyanide will be delivered to site in 20 t shipping containers in 1 t bulk bags. Cyanide will be mixed with raw water to create a 30%w/w solution in the cyanide mixing system, which will comprise the following items:

•	A hoist which will lift the bags directly onto the bag splitter.

•	A bag splitter.

•	A mixing tank.

•	A mixing agitator, which will mix the cyanide and the water to create a homogenous solution.

The mixed solution will be transferred by a cyanide transfer pump to a separate cyanide storage tank, where duty/standby cyanide recirculating pumps will circulate the cyanide solution through the plant ring main with a constant pressure bypass return to the tank. In addition, a cyanide dosing pump will deliver cyanide from the ring main to the elution circuit in a controlled manner. The cyanide mixing and storage tank will be contained within a concrete bund with a collection sump to recover spillage. The sump pump will recover any minor spillage and deliver it to the trash screen distributor box.

Sodium cyanide and sodium hydroxide will be mixed to provide a solution at a strength suitable for direct dosing to the process facilities.

The sodium cyanide mixing facility will include a dedicated mixing and storage tank. Once a mix is undertaken the solution will be pumped to the storage tank which will hold a buffer volume. This arrangement will also allow additional mixes to be undertaken whilst operating without upsetting the dosed reagent concentration.

The various mixing/storage/dosing facilities will provide a short-term buffer for operating such that there is at least one day’s storage available under most conditions. This will allow reagent management to be undertaken on day shift only.

Additional reagent storage will be achieved by storing 1,000 kg of bags of sodium cyanide in the reagent store.

The quantities held in reserve will vary as a function of the most cost-effective shipping volumes/masses as well as consideration as to the time of the year with regard to wet season access and other influences.

17.6.3	Caustic Soda/Sodium Hydroxide

Caustic soda will be delivered in 25 kg bags to site. It will be mixed with raw water in a skid mounted caustic mixing system to create a solution with 25%w/w concentration. The mixing system will consist of the following items:

•	A bag splitter.

•	A 1m³ mixing tank.

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•	An agitator, which will mix the caustic soda and the water to create a homogenous solution.

The mixing system will be in the same containment bund as the cyanide mixing and storage tanks. A caustic dosing pump will draw the solution from the mixing tank and deliver it to the elution circuit.

The sodium hydroxide facility will be arranged such that the mixing and storage is contained in one tank. As the sodium hydroxide use is intermittent, mixing will be undertaken in those periods where there is no demand, and the mixed reagent allowed to homogenize prior to use. A volume equivalent to 1.7 days use will be mixed and stored per batch.

The various mixing/storage/dosing facilities will provide a short-term buffer for operating such that there is at least one day’s storage available under most conditions. This allows reagent management to be undertaken on day shift only.

Additional storage of reagent will be achieved by storing 1 t pallet lots of sodium hydroxide as 25 kg bags in the reagent store.

The quantities held in reserve will vary as a function of the most cost-effective shipping volumes/masses as well as consideration as to the time of the year with regard to wet season access and other influences.

17.6.4	Hydrochloric Acid

Concentrated liquid hydrochloric acid (32%w/w) will be supplied in 1,185 kg intermediate bulk containers (IBC) and delivered to site in shipping containers of 23.7 t capacity. The acid will be transferred from the IBCs by an acid dosing pump to the acid wash hopper for a carbon acid wash cycle, by injection into a water stream pumped from the water tank to create a diluted 3% w/w hydrochloric acid solution.

The concrete containment bund which will surround the acid preparation area will comply with the dangerous goods statutory requirements and be protected with a coating to prevent acid damage to the concrete.

Hydrochloric acid will be received in 1 m3 IBC tanks at the appropriate dose strength. The IBC vessels will be connected to a common suction manifold so that the dosing pump always has a reserve of acid to draw from. Each IBC will provide around two days of reagent and so management of the IBC levels is required to ensure there is always one vessel with adequate volume for intermittent dosing to the acid wash facility. A volume equivalent to three days’ use will be available.

The various mixing/storage/dosing facilities will provide a short-term buffer for operating such that there is at least one day’s storage available under most conditions. This will allow for reagent management to be undertaken on day shift only.

Additional storage of reagents will be achieved by storing additional hydrochloric acid IBC vessels on a pad to control run-off (out-doors).

The quantities held in reserve will vary as a function of the most cost-effective shipping volumes/masses as well as consideration as to the time of the year with regard to wet season access and other influences.

17.6.5	Activated Carbon

Activated carbon in 500 kg bulk bags will be transported to the site by road in 22 t sea containers. The carbon will be stored in these containers or under tarpaulins to protect it

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from the weather. When required, carbon will be hoisted up to the top of CIL tank 7 and broken directly into the tank.

17.6.6	Flocculant

Flocculant will be delivered to site in 1 t bulk bags. A forklift/telehandler will lift bulk bags onto the flocculant mixing systems bag splitter filling the flocculant loading hopper. Flocculant will be mixed to a 0.05%w/v concentration and transferred to a storage tank. From the storage tank, flocculant dosing pumps will dose liquid flocculant to the leach feed thickener via a static mixer to further dilute the flocculant concentration to the required dosage strength of 0.025%w/v.

17.6.7	Balls and Liners

Modelling of the comminution circuit by OMC provided the liner and ball consumption rates for the mineralized material tested. These rates and quantities have been included in the operating cost and critical spares list. The balls and liners will be purchased as standard store items to be supplied to the SAG mill. Balls will be fed to the SAG mill continuously during operations and also stored in a storage bin feeding the mill (different balls in different storage bins). Some liners (critical spares) for mills and crushers will also be a store item and all liners for relining will be ordered in time for scheduled shutdowns.

17.7	Control Systems

The plant control systems will be a network of process logic controllers sitting beneath a supervisory control and data acquisition (SCADA) network layer. The process logic controllers will perform the necessary controls and interlocking whilst the SCADA terminals will monitor the process logic controllers and provide an interface for operator interaction.

The process logic controllers and SCADA terminals will communicate via a plant wide ethernet network, the backbone of which will be dedicated, single mode, fiber-optic cables. For short distances, Cat 6 ethernet cables will be installed.

GE Fanuc RX3i process logic controllers and Citect SCADA are proposed. This combination has worked very well on past projects and has proven to be very reliable. Deviations from this to an alternative process logic controller and SCADA system would need to be investigated during the design stage for reliability and cost.

Field instrumentation and drive status signals will interface to the plant control system by means of hard-wired signals. Vendor packages may be connected to the SCADA network via a communications link, where appropriate.

The plant control system equipment installed within each area will function autonomously, such that a failure of the plant control system in one plant area will not affect the other areas.

The control philosophy of the plant will provide an appropriate level of automatic start up and shut down of various plant areas which will aid the plant operator in performing his tasks. Automatic interlocking, sequence control and analogue control will be implemented by the plant control system equipment, where required. Safety interlocks will be hard-wired.

Proportional integral derivative loop controllers will be programmed into the plant control system and be accessible via the SCADA terminals in the control rooms.

The PCS will provide detailed information including:

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•	Plant status monitoring.

•	Fault annunciation and logging.

•	Drive and systems diagnostics.

•	Trending for all analogue process parameters.

The plant control systems will be powered by uninterrupted power supply equipment, providing fully synchronized power for thirty minutes after total power failure.

Process logic controllers will be installed in the main plant motor control center).

Vendor panels may contain process logic controllers depending on the complexity of control provided. Where possible, vendors will be asked to comply with the site standard PLCs, to minimize on spare holdings.

SCADA terminals will be installed in the following locations:

•	CIL control room x 2 (above CIL deck).

•	Crusher control room.

•	Desorption control panel.

•	Electrical Supervisor’s office.

The SCADA system will be configured so that only wet plant drives can be controlled from the main control room, only crusher drives from the crusher control room and only the desorption sequence from the desorption control panel. In situations where SCADA terminals have failed, it will be possible to bypass this by the user access level.

Password protected, user accounts will be set up in the SCADA to limit access to certain control functions. All functions required for day-to-day running of the plant will be made available at the operator level. Changing of set-points and proportional integral derivative parameters will be allowed at the Supervisor level (e.g. Plant Manager/Metallurgist/Plant Shift Supervisor). Complete control and development access will be allowed at the Administrator level (e.g. Electrical Supervisor).

Two SCADA terminals will exist in the main control room and provide the redundancy so that should one terminal fail then the wet plant can still be operated from the other terminal.

The desorption terminal will be installed in a stand-alone, metal cabinet with a Perspex window for viewing the monitor. The panel will also include a pull-out draw for the keyboard so that it can be drawn out when required. The panel will be located within the desorption area, most likely beside the electrowinning rectifiers. Operators will be able to monitor and control the desorption sequence locally, from this control panel, avoiding constant trips to the main control room.

The SCADA terminal in the Electrical Supervisor’s office will contain the necessary licensing for future on-site development of the SCADA application. Application updates of all other SCADA terminals will be possible from the supervisor’s terminal.

17.8	Electrical Reticulation

Power for the process plant is planned to be generated from the Diamba Sud heavy fuel oil (HFO) power plant. Power will be accepted at the terminals of the plant high voltage feeder housed in the plant main substation. This will house the plants’ main 11 kv

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distribution board. Power distribution within the plant area and vicinity will be at 11 kV and 415 v. Power consumption for each general plant area will be metered as indicated on the plant single line diagram. Power metering will generally take place at the 11 kV switchboard and at motor control center incomers.

The 11 kV power distribution cables will generally be underground within the plant area, while all other plant cabling will be in above-ground cable ladder attached to buildings and structural steelwork. Overhead power lines will not be installed in the immediate plant area to avoid interference with the movement of mobile equipment (e.g., mobile cranes and haul trucks).

Substation buildings will be of the demountable/transportable type and be fully air-conditioned to maintain the internal air temperature at 25°C maximum. Equipment in substations will be designed for continuous operation at rated output in a substation ambient temperature of 40°C maximum, 5°C minimum. Substation buildings will house the motor control centers, distribution boards and variable speed drives for that area and have sufficient space to allow the extension of switchboards as appropriate. Each substation building will incorporate a personnel access door and a two-leaf equipment door. The doors will be fitted with a panic release device. All substation building doors will open outwards.

In addition to the electrical and instrumentation equipment, each substation will be equipped with an internal light and small power system, emergency lighting, safety notices, fire detection system and fire extinguishers. Fire detection systems will be limited to smoke detectors and a Vesda system wired to a fire panel within each building. Local annunciators will be installed on the outside of the building. Fire suppression systems have not been allowed for nor has the painting of cables with fire retardant paint.

The substation buildings will be designed to be mounted on supports 1.5 m high, to facilitate cable entry into the motor control centers from the bottom. Transformers associated with plant substations will be located in outdoor compounds located adjacent to substation buildings.

Substation buildings have been allowed for in the following areas:

•	Crushing area low voltage substation.

•	Wet plant area low voltage substation (this may be one large building or split into two smaller buildings depending on final plant layout).

•	SAG mill high voltage substation.

All transformers on the plant site will be pad mounted and installed complete with compound fencing and underground earthing. They will include cables boxes on the high voltage and low voltage terminations. The following transformers have been allowed within the process plant:

•	Crushing area transformer (pad mount).

•	Wet plant area transformer x 2 (pad mount).

•	SAG mill motor transformer (pad mount).

•	Plant buildings transformer (kiosk).

•	Mining contractor transformer (kiosk).

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High voltage switchgear will be supplied for the SAG mill so that isolations of the drive can be performed under the control of the site maintenance personnel without relying on the power station operator or requiring access to the power station switchboard.

The switchgear will be indoor, metal clad switchgear with a vacuum or SF6 circuit breaker on a withdrawable truck, enclosed to IP41. A Multilin 469 electronic protection relay was allowed for protection of the SAG mill motor r.

Motor current indication will be provided where specified, either as a panel mounted ammeter on the motor starter door, or as a current input to the plant control systems. Motors requiring control system current indication will require a current transducer to be incorporated into the motor starter, the current transducer having a 4-20mA direct current output.

The following motor control centers will be supplied within the plant site:

•	Crushing area motor control centers (indoor, c/w PLC).

•	Wet plant motor control centers x 2 (indoor, c/w PLC).

•	Electronic variable speed drive panels will be either floor mounted or wall mounted panels, depending on size.

•	Motors driven by variable speed drives will be provided with thermistor protection.

All variable speed drives will be capable of having their speed regulated by the plant control systems. However, when the associated drive control is selected to “local” mode, it will be possible for local speed setting to take place at the variable speed drive. Variable speed drives were allowed as indicated in the maximum demand calculation.

17.9	Water Supply

The majority of the process plant make-up water supply (70–85%) will be made up of recycled water from the supernatant pond from the TSF. Additional process make-up water will be provided by a water storage dam that will be supplied by a water harvesting facility, open pit dewatering and Falémé River abstraction. Potable and gland/instrumentation water supply will be from dedicated fractured bedrock wells (see Section 16.3 for more details on dewatering wells). More details on water management are provided in Section 18.5 with respect to the project water balance and infrastructure.

17.10	Comments on Section 17

The QP observed that the process flowsheet is a typical standard free milling gold process plant flowsheet. No real risks are seen with selecting this flowsheet from the testwork results provided in Section 13. The next study phase should include optimizing the flowsheet using additional testwork results provided during that study phase. There is no water supply risk for the project. The next stage of the project will optimize the water supply requirements for the project and potentially remove the need for Falémé River abstraction.

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18	Project Infrastructure

18.1	Overview

The PEA envisages the following key site infrastructure:

•	Seven open pits.

•	Site access roads.

•	Site haul roads.

•	Site bypass road.

•	TSF.

•	Sediment management system.

•	Surface water management system.

•	Water storage dam.

•	Water harvesting dam.

•	Aerodrome.

•	Mining contractor infrastructure.

•	Administration and plant buildings.

•	Process plant, including plant site, warehouses and ROM pad foundation.

•	Accommodation camp.

•	Three WRSFs.

•	Stockpiles.

•	Power generation.

•	Fuel supply.

•	Communications.

•	Plant security.

•	Water supply.

The proposed site infrastructure is shown in Figure 18.1.

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Figure 18.1 Plan View of Mine Infrastructure

LEGEND:
EXISTING VILLAGE
EXISTING WATER COURSE
EXISTING ROAD
EXISTING HIGHWAY
LEASE BOUNDARY
SITE FENCE
BYPASS ROAD
SITE HV ACCESS ROAD
SITE LV ACCESS ROAD
DIVERSION CHANNEL
TAILINGS BEACH
WATER RESERVOIR
TOPSOIL STOCKPILE
WASTE DUMP
200m BLAST EXCLUSION ZONE
500m BLAST EXCLUSION ZONE
NOTES:
1. ALL COORDINATES SHOWN IN GRID PROJECTION UTM(WGS84) ZONE 28 NORTH).
2. 1m CONTOUR INTERVALS SHOWN. TOPOGRAPHY BASED ON PHOTOSAT SURVEY DATA.
3. FINAL STAGE TAILINGS FACILITY SHOWN.
4. PIT SHELLS PROVIDED BY FORTUNA, JULY 2025. FINAL PIT SHELLS SHOWN.
5. PROCESS PLANT INDICATIVE ONLY. PROVIDED BY BOYA, JUNE 2025.
6. DIAMBA SUD PERMIT BOUNDARY PROVIDED BY BOYA, JUNE 2025.
TAILINGS STORAGE FACILITY
SEDIMENT CONTROL DAM
SEDIMENT CONTROL DAM
PROPOSED FALEME RIVER ABSTRACTION PIPELINE
WATER STORAGE DAM
GAMBA GAMBA
MINE SERVICES AREA
STOCKPILE
ROM PAD
PROCESS PLANT
KARAKARA PIT
POWER PLANT AREA (INDICATIVE)
FUEL FARM
SITE ACCOMMODATION VILLAGE
EXPLOSIVE MAGAZINE (INDICATIVE)
EMULSION PLANT (INDICATIVE)
MOUNDOUNDI
WESTERN SPLAY
SOUTHERN ARC-2
SOUTHERN ARC-1
KASSASOKO
WATER HARVEST DAM
SCALE (METRES)

Figure prepared by Knight Piésold, 2025

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18.2	Roads

The proposed roads to support the planned mining operations are shown in Figure 18.1. The main mine access road will tie in with the N24 national road, approximately 1.5 km west of Gamba Gamba. Private mine roads will interconnect the facilities and provide an opportunity for expansion into the DS2 block. The access roads will be unpaved.

18.2.1	Site Access Roads and Bypass Road

The design objectives for the site access roads are as follows:

•	Provide suitable access to the Project area from the existing paved highway, including allowance for design speeds.

•	Provide suitable access to connect the accommodation village and process plant.

•	Optimize access road operability with consideration of reducing the earthworks volumes.

The design objectives for the bypass road are as follows:

•	Provide suitable access around the Project area to the existing paved highway to the communities surrounding the Project area, for those communities that were cut off from the highway.

18.2.2	Site Haul Roads

The design objectives for the site haul roads are as follows:

•	Provide suitable access between the WRSFs, open pit, ROM pad, TSF embankments and mine services area, including allowance for design speeds.

•	Optimize haul road operability with consideration of reducing the earthworks volumes and limiting ground disturbance.

18.3	Tailing Storage Facilities

The TSF will be located in the north of the DS1 block, approximately 5 km north of the proposed process plant. The TSF will be a cross-valley deposition facility, using the natural topography on the west to provide storage.

The TSF was designed based on the 2025 assumed peak plant treatment capacity of 2.5 Mt/a in the initial three years and 2.0 Mt/a on average for the remaining LOM. The Stage 1 TSF was designed to store 12 months of tailings (2.4 Mt) with a tailings embankment elevation of 195.3 masl. The final design will have an embankment elevation of 215.9 masl and will provide sufficient storage capacity for the remaining LOM (17.8 Mt), based on the production rates assumed in the PEA.

The TSF was designed to be a robust downstream constructed facility with a low permeability core (zone A) with downstream filter compatible transition (zone B) and compacted waste rock (zone C1). The dam will be primarily lined with a 1.5 mm high density polyethylene (HDPE) liner and the downstream zones A, B and C1 will provide additional potential seepage protection if there is a leak in the primary liner. The TSF impoundment will be composite lined with a 200 mm compacted soil liner overlain by a 1.5 mm HDPE liner.

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The TSF will be equipped with a leakage collection and recovery system below the composite basin liner system. Furthermore, a downstream seepage collection system will be installed within and downstream of the TSF embankment to allow monitoring and collection of seepage (if any) from the TSF.

About 80–85% of the supernatant water from the TSF will be recovered and pumped back to the plant as a closed-circuit system.

At each design stage, the TSF will be able to safely hold and have sufficient freeboard to contain the 1:100 year, 72 hour storm. Additionally, each stage will be incorporated with an emergency spillway capable of passing the peak flow from the probable maximum precipitation to ensure the TSF integrity remains intact.

Finally, as per Global Industry Standard on Tailings Management (GISTM), the TSF will be designed for closure and be designed as if the consequence classification is Extreme; however, the preliminary consequence classification is currently designated between the range of High to Very High.

The design parameters adopted for the TSF are summarized in Table 18.1.

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Table 18.1 Tailings Storage Facility Design Parameters

18.4	Sediment Management

Sediment control structures are sediment dams that will be constructed in the downstream reaches of catchments impacted by site infrastructure. Sediment control structures reduce flow velocities facilitating sediment settling. They will be located downstream of all site infrastructure, and the discharge from the sediment control structures will be to the environment downstream of the project infrastructure sites. For minor events and depending on storage within the structure prior to a rainfall event, they may completely contain runoff.

18.5	Water Storage Dam and Water Management

The design objectives for the water storage dam are as follows:

•	Secure clean water supply for the process plant, and make-up process water during dry conditions, with a view to optimizing discharge to downstream environments after the storage requirements are met.

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•	Storage of water from the Falémé River.

•	Storage of water from pit dewatering.

•	The water storage dam will provide storage for water sourced from the Falémé River. However, preliminary modelling and the project water balance indicate that sufficient water should be available from the water harvesting dam only. This will be further investigated and confirmed in future mining studies, and may ultimately negate the need to abstract water from the Falémé River.

•	The water storage dam will consist of a multi-zoned earth fill embankment, with central low permeability core. The embankment will contain internal drains and have the upstream batter lined with textured 1.5 mm HDPE geomembrane liner. Additionally, the basin will comprise a composite basin liner comprising a 200 mm compacted soil liner and a smooth HDPE geomembrane liner overlaid.

•	The water storage dam will be able to safely hold and have sufficient freeboard to contain the 1:100 year, 72 hour storm. Additionally, an emergency spillway capable of passing the peak flow from the probable maximum precipitation to ensure the water storage dam integrity remains intact.

•	If a water harvesting dam proves to be a feasible water source the water harvesting dam will consist of a multi-zoned earth fill embankment, with upstream low permeability zone and be lined with textured HDPE geomembrane liner. The water harvesting dam will have a capacity of approximately 150,000 m3 and an operation spillway capable of passing a 1:100 year storm event, occurring when the pond is at spillway inlet level.

Water storage dam design criteria are shown in Table 18.2.

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Table 18.2 Water Storage Dam Design Parameters

The design objectives for the site surface water management (Figure 18.2) are as follows:

•	Containment of sediment-laden runoff from site development areas, within sediment basins for controlled discharge from site.

•	Divert clean runoff water around sediment dams to discharge downstream of site and direct runoff from disturbed catchments into sediment dams prior to discharge, thus reducing the catchment area reporting to sediment dams.

•	Collect and divert sediment-laden runoff emanating from site infrastructure (earthworks) into sediment dams.

•	Divert existing natural drainage courses around site infrastructure.

•	Operate as a “closed-circuit” to maximize recycled water, minimize make-up water requirements and prevent spilling/discharging any supernatant or sediment laden water.

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Figure 18.22 Water Balance Modelling Block Model Diagram

Tailings Storage Facility (TSF)
Rainfall
Evap
Seep
Runoff
SCS
Falémé River Abstraction
Water Storage Dam
Dust Suppression
Decant Return
Tailings Slurry
Waste Dumps
Karakara Pit
Pit D & Pit A
GW
Ore
Pit Dewatering
Process Plant
Raw Water
Power Plant
Accomodation Camp
Pit Dewatering (TBC)
Western Splay & Kassasoko Pit
Water Harvesting Dam
Legend:
Slurry
Overflow
Dust Suppression (By Truck)
Decant Return
Contact Water
Raw Water
Seepage
Evaporation

Figure prepared by Fortuna, 2025.

18.6	Aerodrome

There is currently no aerodrome incorporated into the Project, as the company intends to use the nearby Kédougou airstrip. However, during the next stages of the Project, the potential location and viability of an on-site aerodrome are expected to be assessed.

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18.7	Mining Contractor’s Infrastructure

An area adjacent to the processing plant was demarcated as the mining services area for the purposes of the PEA. The mining contractor will provide its own workshop, store facilities, offices, washdown area and waste oil management facility, which will be located within the mining contractor’s area. The washdown slab will incorporate a silt and oil trap, and an oil separator will remove any contaminant oil from the wastewater before it is recycled into the wash bay facility, with excess water used for dust suppression. The mining contractor will manage the safe removal of waste oil by using approved suppliers of waste oils as required by law. The explosive materials will be stored in a magazine located in a remote area and well away from people. The magazine will be secured within a fenced compound and surrounded by embankments. The magazine will be manned with security at all times.

18.8	Administration and Plant Buildings

The following buildings will be located within the perimeter of the project footprint:

•	Administration building.

•	Administration mess hall.

•	Security and first aid building.

•	High security, laundry and change room building.

•	Laboratory.

The administration building will provide a meeting room, male and female ablutions, kitchen, and offices for management, mine and process plant technical services and administrative personnel. The administration office will be fitted throughout with split-system air-conditioners and reticulated power from an uninterruptible power supply to service computers and peripherals. A parking lot will be located at the front of the administration building.

The security and first aid building will be located at the mine entrance. The security office will house a security reception area and the security manager’s office. The first aid area will house the nurse and the doctor within the low security area. A parking lot will also be located at this building for site visitors.

The following buildings will be located within the high security area:

•	Plant workshop.

•	Warehouse.

•	Reagents store.

•	Motor control center building.

•	Plant control rooms.

•	Plant office building.

•	Plant mess hall.

•	Gold room building.

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The high security, laundry and change room building will be located at the entrance to the high security area. This building will have a guard house, in/out one way turnstiles, a laundry room, and male and female change rooms. This building also includes an ablution section that will only be accessible from the high security area.

The plant workshop will be a single steel-framed building arranged in three separate areas for mechanical, electrical, and welding workshops. The warehouse and reagent stores will be single steel framed buildings with eaves height will be at least 6 m to allow for good crane and forklift access. The warehouse will have an outdoor fenced enclosure for laydown storage. Delivery vehicles for both the warehouse and reagent stores will report to the security office in the high security area for inspection before and after deliveries have been made.

The laboratory and sample preparation buildings will comprise:

•	Unloading and drying area.

•	Wet chemical room.

•	Balance room.

•	Atomic absorption equipment room.

•	Fire assay area.

•	Metallurgical laboratory.

•	Environmental laboratory.

•	Grade control preparation area.

•	Exploration and sample preparation area.

•	Offices and stores.

•	Male and female ablutions.

Electrical high voltage and low voltage switch rooms will be located near the processing facility.

A process control room will be located above the CIL tanks and able to view the mill on one side and the CIL circuits on the other. The control room will include a titration room. The crusher control room will be located next to the primary crusher. The crushing plant will be controlled from this control room.

The plant office will include a kitchenette, male and female toilets, a meeting room, and office areas for the maintenance superintendent, plant foreman (electrical, mechanical, and mill), maintenance planner, and plant metallurgists.

The gold room will be a steel-clad building. The building will house the leach reactor, calcine oven, electrowinning cells, smelting furnace, safe (enclosed within a concrete vault), and associated equipment.

A supervisor workstation will be installed in the gold room; this workstation will be equipped with a telephone and data connection. A secure area with inner and outer doors will ensure that the gold room remains sealed during bullion transfer to the transport vehicle. All operations within the gold room will be subject to full-time closed-circuit television (CCTV) surveillance with security alarms provided to the security coordinator.

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Two mess halls will be incorporated in the plant and administration building areas. Both buildings will have verandas attached to them. All meals are expected to be prepared at the village or accommodation camp outside the high security area and transported into the high security mess at mealtimes.

18.9	Accommodations Camp

The accommodation camp will house the senior level construction workforce prior to mobilization of the operations personnel late in the construction period. The remaining personnel will be accommodated in the nearby town of Gamba Gamaba, Karakena, Saraya and Kédougou (house rentals, hotels, etc.). This will minimize the cost of the camp facilities while providing sufficient accommodation required during the overlapping period between construction and operation.

The accommodation camp and facilities are designed for 329 staff not residing in the project area. It is expected to be located west of the process plant and will consist of the following major components:

•	Accommodation facilities suitable for 329 personnel.

•	Kitchen, dining and wet mess facility.

•	Water treatment plant.

•	Sewage treatment plant.

•	Laundry facilities.

•	Administration office.

•	General ablution block.

•	Recreation facilities.

•	Security fencing/gates and security office.

18.10	Waste Rock Storage Facilities

Waste rock storage facilities will be located adjacent to each open pit with details described in Section 16.5.3.

18.11	Stockpiles

ROM mineralized material will be stockpiled on the ROM pad by the mining contractor. From where it will be reclaimed and loaded to the crusher feed bin using front-end loaders operated by the mining contractor. Lower grade mineralized material will be stockpiled on the west side of the ROM pad. From where it will be reclaimed and loaded to the crusher feed bin using a front-end loader and trucks operated by the mining contractor.

18.12	Power Generation

The grid connection point is located at Kédougou, Senegal, approximately 110 km from the Diamba Sud site. Thus, it is envisaged that power for the project will be supplied via an on-site HFO power plant rather than through the national grid. As studies progress, the feasibility of supplementing the site supply with a solar photovoltaic or hybrid power solution will also be assessed in conjunction with increasing LOM requirements.

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18.13	Fuel Supply

Bulk fuel storage for the operation and mining fleet is assumed to be owned and managed by the fuel supplier.

18.14	Communications

There is limited telecommunication infrastructure in the immediate mine site area at the present time. Mobile coverage and optic fiber internet are available, however it can be intermittent at times. Telecommunications will be expanded and improved to include voice, email and internet traffic for process plant, camp and main office to ensure a reliable connection in the future.

18.15	Plant Security

From a security perspective the project footprint will be configured as small as possible so that security personnel and systems have to cover as minimal an area as possible. The security provision will consist of:

•	Access control to the mine lease at several locations (including mine, plant and camp).

•	Read in/read out access control.

•	Two-stage gates for vehicle access.

•	Electronic surveillance including CCTV within the plant area and at several key locations around the property.

•	Physical and visual barriers.

•	Fencing (double, single and cattle).

•	Lighting.

•	Patrols.

Double security fencing will enclose the process plant. This is demarcated as a high security area. A single security fence will enclose the mining contractor’s area, main administration building area, laboratory, camp, magazine, and tailings storage facility. The security fence will consist of a 1.8 m high fence with razor wire at the top of the support posts. A cattle fence will also be installed around the water storage and harvesting facilities.

Electronic security will be provided by a reputable security system provider and audited by an independent security consultant experienced in security installations in Africa. It will be monitored by the security contractor. The security system is expected to be configured as follows:

Installation of and integrated security solution consisting of a combination of various access control points, coupled with intruder detection devices, supported by CCTV cameras located across the site; and Some of the remote cameras and access control locations will be interlinked via the installation of a line-of-sight wireless network connection with a common receiver located appropriately to operate within “line of site” protocols.

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18.16	Water Supply

Water supply make-up water for the proposed operations will be provided through a combination of harvesting rainfall runoff, and pit dewatering sent to the water storage dam. The Falémé River which runs south to north, approximately 7 km east of the DS1 block boundary is the current base case for water supply make-up sent to the water storage dam. The site water balance (developed by Knight Piésold) indicates that an effective abstraction rate of 170–230 L/s (612–828 m3/hr), and a maximum abstraction limit of 8% of the river instantaneous flow rate would be sufficient to steadily fill the water storage dam to capacity for the dry season. Under average conditions, a constant water supply of 66 L/s will be required for operations.

A water harvest dam will be constructed to provide an additional raw water source for the project. The water harvest dam will be located to the southeast of the planned Southern Arc 1 pit within the Gamba Gamba creek. Design work indicates that if a catchment yield of 13% can be achieved between the months of June to October, the water harvest dam will be able to replace the requirement to abstract water from the Falémé River and this will be verified during the next study phase.

It is estimated that approximately 75–85% (average of 80%) of the water in the slurry deposited into the TSF can be recovered from the TSF and pumped back to the plant for reuse in the process.

Potable water will be supplied through the process plant water treatment system, which will service the process plant and mining services area via a dedicated pipeline from the plant. Outside of these areas, water will be supplied by fractured bedrock wells similar to those used by the village of Gamba Gamba and the current exploration camp. A water treatment plant will be incorporated to improve overall water quality.

18.17	Comments on Section 18

The QP is of the opinion that the Project has sufficient surface area to accommodate all infrastructure requirements to support the LOM, and that sufficient work was completed to ascertain reasonable locations for all major infrastructure to support a PEA.

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19	Market Studies and Contracts

19.1	Market Studies

No market studies have been performed as part of this PEA; however Fortuna has sold gold doré from West Africa since 2020 and is familiar with selling this product.

Diamba Sud will produce gold doré, which is readily marketable on an ‘ex-works’ or delivered basis to several refineries in Europe and Africa. There are no indications of the presence of penalty elements that may impact on the price or render the product unsalable.

19.2	Commodity Pricing

The Fortuna financial department provided gold prices using a five-year historical average and consensus commodity price projection. Fortuna established the pricing using a consensus approach based on long-term analyst and bank forecasts prepared in May 2025.

The long-term gold price used for estimating potential mineralized material in the LOM plan was US$2,300/oz, based on the mean consensus prices from 2026 to 2028 of US$2,726/oz weighted at 40% and a five-year historical average of $2,023/oz weighted at 60%.

An elevated gold price of US$2,600/oz, using a 15% upside was used for the Mineral Resource estimate.

The economic analysis conducted in October 2025 used a base case gold price of US$2,750/oz.

19.3	Contracts

As part of Fortuna’s socio-economic commitment to the region and other local stakeholders, Fortuna will preferentially award contracts to local businesses to participate in the Diamba Sud Project, thereby establishing a role as an active member of the community and a participant in the region’s sustainable development.

No sales or material contracts have been executed in relation to the development, construction, or operation of the Diamba Sud Project, as of the effective date of this Report, including mining, power plant operations and maintenance, smelting, refining, transportation, handling, sales, hedging, or forward sales agreements.

It is anticipated that several material contracts will be required in the future as the Project advances in its development. These are expected to include, as a minimum, a mining services contract, a power plant operations and maintenance contract, and transportation and related sales contracts. Additional operational or specialist service contracts may also be required as project scope evolves.

19.4	Comments on Section 19

The QP has reviewed the information provided by Fortuna on metal price projections and exchange rate forecasts and notes that the information provided is consistent with what is publicly available for industry norms.

Long-term metal price assumptions used in this Report are based on a consensus of price forecasts for those metals estimated by numerous analysts and major banks as of May

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2025. Over several years, the actual metal prices can change, either positively or negatively, from what was earlier predicted. If the assumed long-term metal prices are not realized, this could have a negative impact on the operation’s financial outcome. At the same time, higher than predicted metal prices could have a positive impact.

The QP has reviewed the marketing assumptions and proposed major contract areas and considers the information acceptable for use in estimating Mineral Resources and in the economic analysis that supports the PEA.

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20	Environmental Studies, Permitting and Social or Community Impact

20.1	Base Line Studies

The development of the Diamba Sud Project, including construction and operations, will require an Environmental Permit in accordance with Senegalese legislation in order for Boya to be able to obtain an Exploitation Permit.

Earth Systems, an environmental and social science and engineering company from Australia registered in Senegal, was commissioned to prepare an Environmental and Social Impact Assessment (ESIA) in compliance with Senegalese regulatory requirements, and in accordance with international best practices such as the Equator Principles and International Finance Corporation (IFC) Performance standards. As required by Ministerial Order No. 9470 MJEHP-DEEC (2001), Earth Systems holds a current ESIA accreditation from the Government of Senegal. The submission of the ESIA is a prerequisite for obtaining an Environmental Permit.

Field studies have been undertaken by the ESIA consultants since 2021, and with the support of Oryx Expertise in 2024, a specialized biodiversity consultancy firm. These studies in the DS1 block (Figure 20.1) included socio-economic conditions, land and water use, surface and groundwater resources, biodiversity, air quality, noise and vibration, climate change, as well as archaeology and cultural heritage.

The ESIA was submitted to the Direction de la Réglementation Environnementale et du Contrôle (DiREC), a division of the Ministry of the Environment and Sustainable Development of Senegal on October 6, 2025, for approval, with a decision expected in early 2026.

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Figure 20.1 Diamba Sud Project Study Area in DS1 Block

Barrick Gold Loulo Mine
Sansamba
Kolia
Moussala Mahinamine
Gamba Gamba
Kharakhéna
Dialadakhoto
Afrigold Mine
Madina
Sontinya
Barrick Gold Gounkoto Mine
Kourdiakhouma
Mandakhoto
Foukhola
Lingueya
Ousmaneya
Bambadji
Bandiassi
Malikiya
Sansela
Bougouda
Godibantang
Gare Boureya
Population (ANSD, 2023)
No Data
< 200
200 - 499
500 - 999
1,000 - 1,999
3,000 +
Legend
Drainage
RN7 Highway
Roads / Tracks
Permit Area 1 km buffers
Nearby Mine Sites
Project Components
PDA Boundary
Lease Boundary
Elevation (m ASL)
High : 330
Low : 90
Diamba Sud Gold Project
Surveyed Villages
Date: August 2025
Revision: Draft
0 3.75 7.5 15
Kilometres
Coordinate System: WGS 1984 UTM Zone 29N
Datum: WGS 1984
N
EARTH SYSTEMS
Environment · Water · Sustainability

20.1.1	Socio-Economic Environment

Administration and Governance

The Diamba Sud Project is situated in the rural commune of Bembou within the department of Sayara, and region of Kédougou in the South-East of the Republic of Senegal. The Project is located approximately 7 km to the west of the Falémé River which marks the border with Mali, and 665 km southeast of Dakar the capital of Senegal. The

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Kédougou-Saraya highway (National Road 7), which leads to the border town of Moussala, cuts across the DS1 block. The Commune of Bembou covers an area of 26,068 km2 and is made up of 30 villages.

Population and Demographics

According to the fifth General Population and Housing Census conducted in Senegal in 2023 (ANSD, 2023), a total of 4,732 people reside across 959 households within the DS1 study area settlements. In 2023, Gamba Gamba had a total population of 640. Karakaéné is considerably the largest settlement in the study area with a population of 3,253.

The number of males in the settlement of the Project area is significantly higher than the number of females. This trend is likely associated with artisanal small-scale mining (ASM) activities in the study area and wider region.

Livelihoods and Income

The primary livelihood activities of surveyed households are agriculture and artisanal mining. Surveys conducted in 2024 among village authorities revealed artisanal mining as being the main source of income in the settlements of Gamba Gamba and Lingueya, followed by agriculture. The hamlet of Khourdiakhouma is an exception, with agriculture remaining the main livelihood activity and artisanal mining in second place.

Artisanal and small-scale mining is a key livelihood activity for household members in the study area. This sector is a significant economic and demographic driver in the study area and the wider Kédougou region. In the study area, the village heads of all four settlements ranked ASM activities and gold panning as the biggest income generator for their village. In Gamba Gamba specifically, 44% of the working age workforce listed ASM as their main occupation during the household census.

Most agricultural activities are entirely rain-fed, and as such production yields are seasonal and dependent on climatic conditions: length of season, distribution, and abundance of rainfall. The main commercial crops grown in the vicinity of the Project include cotton, cashew nuts, peanuts, and watermelon. Key subsistence crops include corn, rice, groundnuts, beans, millet and legumes.

Livestock is an important subsistence activity, with approximately 21% of households surveyed citing livestock as a key livelihood activity. In Gamba Gamba, approximately 27% of surveyed households reported livestock as a key subsistence activity, compared to approximately 20% in Karakaéné and 13% in Kourdiakhouma.

The Kédougou region has experienced significant growth in retail and service activities, largely attributed to the opening of the National Road 7 (RN7) highway and the region’s integration into the global economy. Within the study area, retail activity is concentrated in markets and small trading shops, which serve as the primary source of household food and goods for local communities. The Karakaéné market is the largest commercial hub in the study area, with more than 100 small traders and shops offering a wide variety of goods and services. Surveys conducted with 44 market stall and shop owners at Karakaéné market revealed a strong dependency on trading opportunities created by ASM activities and RN7 traffic. However, many shop owners reported declines in demand and footfall over the last 3–5 years, primarily due to reduced artisanal mining activity. Despite this, the market remains a critical source of income, with most stalls operating seven days a week, experiencing peak sales on Mondays and Fridays when ASM sites close.

Collection of non-timber forest products is a traditional activity that involves the collection of various plant products for food or medicinal purposes. The most collected are the Saba senegalensis (Kaba), Vitellaria paradoxa (Shea tree), Borassus aethiopoum (Sibo),

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bamboo cherry, and dougouto. They are mainly for local consumption and not sold. Grass species including Andropogon gayanus and Andropogon pseudapricus are collected for use as fodder or to thatch hut roofs.

Community Assets and Infrastructure

Table 20.1 summarizes key community infrastructure in the study area.

Table 20.1 Key Community Infrastructure

Settlement	Health	Education	Water
Gamba Gamba	1 Health hut (currently not operational)	1 primary school	1 Borehole Connected to a water tower which can store 10,000 litres of water. 1 Borehole connected to a pump 20 Traditional Wells
Karakaéné	1 Health Post	1 primary school	3 Boreholes connected to a pump >100 Traditional Wells
Lingueya	None	1 primary school	2 Boreholes with pumps
Kourdiakhouma	None	None	1 Traditional Well
Dialadakhoto	None	1 primary school	1 water house 7 traditional wells

Health and Nutrition

The main causes of mortality in Senegal include neonatal diseases, lower respiratory infections, heart disease, diarrheal diseases, and stroke.

For the Bembou Commune, the proximity of the Falémé River and important water points means there is a high incidence of diseases relating to water and hygiene (diarrhea, malaria, bronchopneumonia and bilharzia).

The Gamba Gamba Health Hut Community Health Officer reported in 2023 that several cases of HIV/AIDS have been diagnosed in the village of Karakaéné. No cases of HIV/AIDS were identified in households surveyed in the study area. The lack of knowledge and social stigma of HIV in rural areas are constraints to patients being diagnosed.

ASM is often practiced by the youth and is associated with acute and chronic health risks including physical injury from poorly maintained machinery; toxin poisoning such as mercury; and silica dust exposure leading to acute respiratory problems.

It was identified that 31% of households reported that they always had enough food and 67% reported that they very occasionally had to skip a meal or reduce portion size (this was highest in Lingueya (78%)). Four households (1.5% of the study area) reported that they did not have enough food and found it a constant struggle to access foodstuffs, two each were located in Gamba Gamba and Karakaéné.

Traffic and Transport

A main paved road, RN7, crosses the area covered by the DS1 block, with 9.8 km of road running along the block boundary.

Other roads and access tracks in the DS1 block area consist of minor unpaved tracks connecting villages, agricultural and grazing areas, and artisanal gold mining sites. Motorcycles are the most common mode of transport and are widely used for public transport and the transport of goods to artisanal gold mining sites.

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Most of the tracks in the permit area are 3–4 m wide. The tracks are in poor condition, heavily degraded, and inaccessible during the rainy season. During the rainy season, some crossing points along the Daléma River (a tributary of the Falémé River) become impassable on foot.

Archaeology and Cultural Heritage

The Project is located near Falémé River, in the Kédougou region, in southeastern Senegal. It lies within an important historical and archaeological corridor that has been inhabited since prehistoric times.

The initial survey conducted in 2022 identified 12 unique archaeological sites, while the 2024 survey identified an additional 21 sites, for a total of 33 sites. The 2022 mission report indicates a low to medium density of sites in the Diamba Sud permit, possibly due to the proximity of the Falémé River, where important archaeological sites are concentrated along the left bank, from Doundé to Alinguel. This suggests that settlements were historically favored along major valleys, rather than in secondary valleys such as Diamba Sud, which may explain the abandonment of Neolithic sites and their subsequent reoccupation in historical times. Archaeological surveys conducted in 2022 identified 10 sites located within the boundaries of the proposed fenced Project. These include three settlement sites, two metallurgical sites, and five sites containing only material remains. Surveys in 2024 identified four additional archaeological sites within the proposed fenced Project area. These include a Neolithic site notable for its size, the diversity of its material culture, its milling tools, and its thick pottery; a metallurgical site that is highly conducive to iron reduction; and sites which contain ceramics pieces dating from the Neolithic period.

A total of 40 tangible cultural sites were identified during surveys conducted in 2022 and 2024 in the study area but none in the operations footprint as proposed in the PEA. Gamba Gamba is the only settlement located within the DS1 block area, but outside the Project’s planned fenced area.

It includes three tangible cultural sites, including a mosque, a cemetery, and a sacred site. Almost all of residents of Gamba Gamba are Muslim and are of Malinké ethnicity. The sacred site of Sého is located on the banks of the village's stream. Sacrifices are made to a tree there, in the form of white chickens, eggs, and rice-based fritters. The sacrifices are led by the village chief but require the contribution of the entire village population.

In terms of intangible cultural heritage, many traditions are still practiced. This can be seen in the strict observance of days of rest, traditional music, and rituals of offerings and libations. It is clear that the rise of gold panning and a cash economy is bringing about changes in local communities. Among the popular traditional celebrations, the people of the village of Gamba Gamba use songs and dances to preserve and practice their cultural traditions.

20.1.2	Physical Environment

Climate and Meteorology

Please refer to Section 5.2 of this Report.

Geomorphology and Topography

Please refer to Section 5.3 of this Report.

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Hydrogeology and Groundwater

The availability of groundwater resources in sub-Saharan Africa depends critically on the geology, the history of weathering, faulting, and recharge to groundwater. The hydrogeology of the Project area is characterized by a crystalline basement environment, comprising crystalline igneous and metamorphic rocks over 550 million years old.

Basement aquifers include the geological sequence comprising the weathered residual overburden (the regolith), the transition zone between the bedrock and the regolith and the fractured bedrock. Unweathered and non-fractured basement rocks are generally considered to contain negligible quantities of groundwater. The basal section of regolith and the deeply weathered bedrock are generally considered to be those parts of the sequence with the highest yield. The degree and depth of weathering vary depending on physical characteristics and chemical composition of the rock.

Hydrology and Surface Water

Hydrology in the Project area is governed by annual rainfall patterns, and the distinct dry and wet seasons that are influenced by the annual movement of the Intertropical Convergence Zone. This rainfall patterns govern surface water flow regimes in the region.

Runoff from the Project area ultimately drains into the Falémé River to the east of the Project, which is located approximately 7 km from the Project area at its closest point. The Falémé River originates in Northern Guinea, where it flows towards the Malian border and then crosses into Senegal. It is a tributary of the Senegal River and forms an important watershed for this river system. In recent years, the hydrology and water quality of the Falémé River have been significantly impacted by the intensification of ASM activities along the river, resulting in significant degradation of water quality.

The hydrology of the Project Area includes a network of ephemeral watercourses as shown on Figure 20.2.

Figure 20.2 Creeks in and Around the Diamba Sud Project

Diamba Sud Project
Hydrology and Streams
Legend
Settlements
Faleme River
RN7 road
Streams
Internal Roads
Project Components
Ancillary
Lease Boundary
Pit
Process Plant
ROM Pad
TSF
WHF
WRD
WSD
Revision: Draft
Date: July 2025
0 1 2 3 km
Coordinate System: WGS 1984 UTM Zone 29 N
EARTH SYSTEMS
Environment · Water · Sustainability
Dialadakhoto
Gamba Gamba
Kharakhaina
Madina
Kourdiakhouma
Mandakhoto
Ousmaneya
Lingueya
Dioto

Note: infrastructure shown for the Project is proposed.

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Water Quality

Physio-chemical analysis of surface water indicates that, in general, it has a pH close to neutral and low to moderate electrical conductivity, indicating relatively stable water quality conditions. Concentrations of dissolved metals such as aluminum and iron are generally low, with occasional peaks above drinking water standards observed during the wet season, particularly in the Gamba Gamba Creek. No cyanide was detected in any samples.

Groundwater quality was assessed based on monitoring data collected from sites representing community boreholes, exploration boreholes, and boreholes in the vicinity of the exploration camp. Groundwater quality was generally acceptable, with a pH close to neutral and moderate mineral content. Most chemical parameters, including major ions such as calcium, magnesium, and sodium, were at low levels, consistent with drinking water standards. Metals such as arsenic, selenium, barium, iron, and manganese sometimes exceeded health recommendations, suggesting potential contamination from agricultural runoff, wastewater discharge, or natural geogenic sources amplified by human activities.

Soils

The main soil types in the study area are:

•	Regosols: defined by their absent properties rather than their present ones. They are poorly developed mineral soils in unconsolidated materials that are neither superficial, sandy, nor fluvial. Regosols correspond to soil taxa characterized by incipient formation, such as skeletal soils (FAO Global Reference Base for Soil Resources).

•	Gleysols: form in waterlogged conditions due to rising groundwater. They are characterized by chemical and visual signs of iron reduction. In warm climates, these soils are often found on periodically flooded landforms and are defined by a shallow or non-existent surface horizon and alluvial parent material.

Geochemistry

Waste rock geochemical studies completed by Knight Piésold in 2022 indicate that the geochemical risk from weathering and sulfide oxidation is low. Of the 57 waste rock samples analyzed, 55% were classified as non-acid forming (NAF) and 45% were classified as acid consuming. No potentially acid forming (PAF) material was observed, with all samples containing very low sulfur contents. Fifty additional tests were completed by Earth System in 2025 which confirm the overall low potential for acid rock drainage, with only 1% of the sampling classified as potentially acidogenic.

Air Quality

Air quality monitoring was conducted during dry season and wet season around the Diamba Sud Project area to establish baseline conditions for particulate matter (PM10, PM2.5), sulfur dioxide (SO2), ozone (O3), nitrogen dioxide (NO2) and carbon monoxide (CO).

Monitoring followed IFC Guidelines (2007) and included multiple sites representing upwind and downwind conditions near sensitive receptors.

Key existing air emission sources include:

•	Seasonal Harmattan dust transport during the dry season.

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•	Vehicular traffic on nearby roads including exhaust emissions and fugitive dust.

•	Agricultural activities such as slash and burn producing dust and gas emissions.

•	Local biomass burning for fuel and refuse, releasing particulates and various gases.

Baseline particulate concentrations (PM10) frequently exceed the World Health Organization (WHO) (2021) guidelines during the dry season, with lower but still notable exceedances in the wet season. Pollutant gases generally remain below WHO guideline levels, although SO2 and NO2 showed higher levels in the dry season, likely due to lightning and woodsmoke.

Noise and Vibration

The main sources of existing noise emissions in the vicinity of the Project area include:

•	Vehicle and motorcycle use.

•	Generators used for electricity generation.

•	Water pumps and motorized machines.

•	Domestic animals, birds, wildlife and insect activity.

Baseline noise monitoring recorded average daytime noise levels generally below WHO guidelines. Night-time noise levels were consistently above WHO guidelines. Some sites near villages and ASM activities recorded the highest noise levels. Sources include human activities in villages, vehicles, motorcycles, livestock, road construction, and ASM generators.

Baseline vibration monitoring detected standard background levels of surface and near surface seismic waves, including micro-seism’s (low-frequency waves <1 Hz). Sources of these waves include human activity related to transportation or industrial activity, winds, rivers, ocean waves, and other natural atmospheric phenomena.

20.1.3	Biological Environment

Terrestrial Biodiversity

There are no intact, pristine habitat types in the study area. During the dry season of 2022, field surveys revealed the presence of traditional artisanal gold mining activities in virtually all habitats in the study area. Cultivated, cleared, and livestock grazing areas, as well as bush fires and heavy pruning of certain species (e.g., Acacia sieberiana) for fodder, have also impacted floristic diversity and regeneration.

The area covered by the Diamba Sud exploration permit is mainly composed of the following dominant habitat types: shrub savannah (1,650.1 ha, or 37% of the permit area), shrub savannah and bowal mosaic (1,018.3 ha, or 22.0% of the permit area), and tree savannah (433.0 ha, or 9.4% of the permit area). Some habitat areas have been totally degraded, mainly due to artisanal gold mining, farming settlements, and roads, with higher levels of disturbance from human activities located near Gamba Gamba and riparian areas.

Flora surveys conducted during the dry and rainy seasons of 2022 identified the presence of 288 species divided into 198 genera and 61 families in the permit area. Five species were present in almost all sites in the study area, namely: Anogeissus leiocarpa, Terminalia macroptera, Diospyros mespiliformis, Pterocarpus erinaceus, and Sarcocephalus latifolius.

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According to the Senegalese Forest Code, 13 partially or totally protected species are present in the study area, which means that it is prohibited to fell or remove foliage from these species without authorization from the Senegalese water and forestry services. Of these, two are fully protected (Vitellaria paradoxa and Diospyros mespiliformis) and the other 11 are partially protected (Adansonia digitata, Afzelia africana, Borassus aethiopum, Ceiba pentandra, Cordyla pinnata, Grewia bicolor, Khaya senegalensis, Prosopis africana, Pterocarpus erinaceus, Tamarindus indica and Ziziphus mauritiana).

Four globally threatened species were recorded in the area. They are classified as “endangered” (Pterocarpus erinaceus) and “vulnerable” (Afzelia africana, Khaya senegalensis, and Vitellaria paradoxa) on the International Union for Conservation of Nature (IUCN) Red List of Threatened Species. All four species were found to be locally common in the study area, in savannah and forest habitats. The endangered species Pterocarpus erinaceus was found to be particularly common. Although classified as threatened, all four species are widespread in West Africa and occur in several countries other than Senegal. None of these species is restricted to the study area, nor does any significant part of their range occur within this area.

A total of 40 mammal species were recorded directly or indirectly. One species classified as critically endangered and benefiting from critical habitat, the western chimpanzee, was recorded in the area covered by the DS1 block. In addition, signs of the presence of hippopotamuses, a vulnerable species, have been found along the banks of the Falémé River, and indirect signs (footprints) of leopards, also vulnerable, have been found east of the area covered by the DS1 block. In addition, signs of the presence of the Guinea baboon, colobus monkey, and African buffalo, near-threatened species, were recorded in the Diamba Sud exploration permit area. The other mammal species recorded are classified as “of concern” on the IUCN Red List of Threatened Species.

Four species recorded during the baseline survey period are fully protected under the Senegalese Hunting Code, namely the western chimpanzee, hippopotamus, leopard, and aardvark. Twenty-two partially protected species were also recorded in the study area.

A total of 169 bird species belonging to 62 families were identified during the 2024 survey period. All species are classified as “least concern” on the IUCN Red List of Threatened Species, with the exception of six: the hooded vulture (Necrosyrtes monachus) (critically endangered; observed near the exploration camp), the bateleur (Terathopius ecaudatus) (endangered, was common and frequently observed flying over the landscape), Beaudouin's snake eagle (Circaetus beaudouini), the European turtle dove (Streptopelia turtur) (a single European turtle dove was also observed near a gallery forest south of the Project area), the northern ground hornbill (Bucorvus abyssinicus) (known to be in decline due to habitat loss and hunting, was captured on camera traps and frequently observed by villagers), and the tawny eagle (Aquila rapax) (vulnerable, observed once). In surveys conducted earlier in 2022, out of a total of 78 species observed, 62 species (76%) were strictly resident, seven species (9%) were both resident and African migratory, four species were intra-African migratory, three species were African migratory and resident, and two species were Palearctic migratory.

There are 27 bird species that are fully protected by the Senegalese Hunting Code. In addition, most birds of prey (e.g., vultures, eagles, kites, falcons, and buzzards) as well as owls, hornbills, and terns are fully protected. Thirteen other bird species are partially protected. The study area is likely to provide suitable habitat for a number of fully or partially protected bird species.

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A total of 23 species of terrestrial reptiles were recorded in the study area during baseline biodiversity surveys conducted in 2022 and 2024. All species are classified as “least concern” on the IUCN Red List of Threatened Species, with the exception of one species, Echis jogeri, which is classified as “data deficient”. Echis jogeri is considered endemic, with a range limited to southeastern Senegal and southwestern Mali.

One fully protected turtle species was recorded in the study area during the biodiversity surveys: Bell's hinge-back tortoise (Kinixys belliana nogueyi).

There are four species of partially protected terrestrial reptiles in Senegal. Two partially protected monitor lizard species classified as “near threatened” on the IUCN Red List were recorded in the study are, being the Nile monitor (Varanus niloticus) and the savannah monitor (Varanus exanthematicus).

Aquatic Biodiversity

The Project is located in the Senegal and Gambia Freshwater Ecoregion, dominated by tropical and subtropical floodplains and wetland complexes. The Falémé River is adjacent to the Project, and waters from the permit area drain towards the Falémé River. Two main tributaries flow into the Falémé River from the Diamba Sud exploration permit area, with the larger tributary flowing at the southern boundary of the permit area and the other flowing north from the permit area to join the Falémé River further downstream. Streams and drainage lines in the Project area are primarily ephemeral and often bordered by gallery forest.

There are no international or national aquatic protected areas in or near the Diamba Sud Project area.

Fish species diversity in the study area is low: studies identified 24 species (2022) and 13 species (2024), spanning 19 genera and 10 families. The most frequently caught species were Schilbe intermedius, Alestes dentex, Brycinus nurse, and Petrocephalus bovei. Schilbe intermedius was present at all sites. All inventoried species are classified as “least concern” by the IUCN; none are protected or endemic in Senegal. Lates niloticus is the only species of notable commercial value. No invasive fish species were identified during the survey period.

For the herpetofauna, the West African crocodile (Crocodylus suchus) was observed in 2022 and 2024. Indirect evidence of the African dwarf crocodile (Osteolaemus tetraspis, vulnerable) was found in 2024. The African helmeted turtle (Pelomedusa olivacea) was recorded and is fully protected in Senegal. Nineteen semi-aquatic amphibian species were identified, all “least concern.” The Senegal softshell turtle (Cyclanorbis senegalensis, vulnerable) and suitable habitat for the African softshell turtle are present.

Macroinvertebrate surveys in 2022 identified 88 macroinvertebrate species (61 in the dry season, 66 in the rainy season); the 2024 surveys recorded 47 genera and 32 families. Arthropoda, especially insects, dominated. Mollusks were found at six sites. In 2024, insects made up 96% of total abundance. No macroinvertebrates are protected, endemic, or invasive.

The main threats include artisanal gold mining, agriculture, housing, and pastoralism. Artisanal mining causes pollution, erosion, and biodiversity loss. Water quality has declined, reducing fish stocks and impacting local fishermen. Unsustainable fishing practices further decrease stocks. Invasive alien species are a regional concern, but none were recorded in the study area.

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Ecosystem Services

The study area features woodlands, savannahs, gallery forests, and grasslands. Timber is abundant, especially near watercourses and mountains, but overexploited near villages and mining sites. Timber is essential for fuel, construction, and furniture. Most households use wood for cooking; charcoal and gas are less common. Key timber species include Pterocarpus erinaceus (Senegalese rosewood), Oxynanthera abyssinica, and Anogeissus leiocarpa, used for construction, furniture, and tools. Timber is also used at mining sites.

Local ecosystems provide food, medicine, spices, oils, resins, and materials such as bamboo and rattan. About 42% of households collect non-timber forest products, with variation between villages.

Small ruminant farming is common, mainly for self-consumption and occasional sale. Goats and sheep are most common, with some cattle. Water sources include rivers and boreholes, but availability drops at the end of the dry season.

Groundwater from boreholes and wells is the main source of drinking water. Quality declines in winter due to artisanal mining runoff. River water is used for laundry and gardening, but not for drinking due to contamination from mining chemicals. Most households rely on boreholes or wells, with irregular availability. Communities worry that the Project may further impact water resources.

Traditional huts use clay, straw, wood, and bamboo from the environment. Modern huts with concrete and tin roofs are more common in mining villages. About 90% of households have traditional huts, showing reliance on natural materials.

Fishing is a minor but practiced activity. Main species caught include Synodontis sp., Petrocephalus bovei, Citharinus citharus, Hydrocynus brevis, and Sarotherodon galilaeus. Water quality and fish stocks have declined due to mining and unsustainable practices. Most fish are consumed locally; some are sold. Fishing is mainly seasonal, with methods including gillnets, beach seines, lines, and rods.

Critical Habit Assessment

Using the IFC Performance Standards, a Critical Habitat Assessment was undertaken through consultation and review of existing literature and data, field work, and analysis of critical habitat according to the following five potential critical habitat triggers as defined in IFC Performance 6 (IFCPS6):

i.	Presence of critically endangered or endangered species, as listed on the IUCN Red List of Threatened Species.

ii.	Presence of endemic or species with limited distribution.

iii.	Presence of concentrations of migratory or gregarious species of global importance.

iv.	Highly threatened and/or unique ecosystems.

v.	Areas associated with key evolutionary processes.

Based on the data collected at this stage, the analysis of critical habitats shows that criterion (i) is applicable according to IFC PS6 for the West African chimpanzee. In the Diamba South Project study area, this therefore applies to:

•	Gallery forests.

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•	Relief areas of more than 200 m elevation (Kharakhene and Kourdiakhouma hills).

•	The interface zone between gallery forests and open forests (a buffer of 100 m is considered around gallery forests adjoining open forests).

According to IFC PS6, a Biodiversity Action Plan for the Diamba Sud Project will be required as part of further project development. A conceptual Biodiversity Action Plan was developed and would require an estimated budget of US$2.4 million over the LOM.

Protected Areas

The nearest conservation protected area is the Bafing-Falémé Ramsar Wetland located at 50 km south to the Project, near the confluence of the Bafing and Senegal Rivers in Guinea. It spans 5,173 km2 and includes gallery forests, shrubby and wooded savannahs, and floodplains. It is home to unique hydrophytic grasses, aquatic herbs, and endangered species such as chimpanzees, lions, and vultures.

Niokolo-Koba National Park is the closest international protected area to the Project, located approximately 95 km to the west. It covers 9,130 km² and is a World Heritage Site, a UNESCO-MAB Biosphere Reserve, and an Important Bird Area. The park contains diverse habitats, including gallery forests, savannah floodplains, ponds, and dry forests. It is home to key species such as chimpanzees, lions, elephants, Western Derby Eland, and African wild dogs.

The Diamba Sud Project falls within the Falémé Hunting Area, a designated hunting zone by decree in 1972 (Decree n° 72-1170) covering approximately 8,400 km². The hunting activity is compatible with mining activities as per Decree n° 78-506.

20.2	Environmental Issues – Climate Change

Climate change is expected to lead to dryer and hotter conditions in Senegal with potentially larger rain events during the wet season. It is not currently anticipated that climate change will have a significant effect on operations during the time frame of the Project. However, factors such as water supply and structure design will need to incorporate climate change considerations into the engineering of the Project to minimize risks and ensure long term resilience of the infrastructures.

20.2.1	Physical Risks

Temperature

Climate projections from the World Bank Group's Climate Knowledge Portal indicate that daily means, maximum and minimum temperatures in the Project area (Kédougou region) could increase. The Project area is expected to experience an increase in mean surface air temperature of between 1.16°C (SSP1–2.6) and 2.01°C (SPP5–8.5) by 2060, compared with the reference period 1950–2014, according to the lowest and highest emissions scenarios respectively. The greatest increases in mean, maximum and daily temperatures could occur between November and March, during the dry season. Overall, the temperature rise forecast for the region over the next 50 years is likely to be slightly higher than the global average (Think Hazard, 2020).

In addition, the number of hot days with a maximum temperature above 35°C and tropical nights with a minimum temperature above 29°C is set to increase in both the high and low emissions scenarios. In the medium and high emissions scenario, 31 more hot days per year are expected in 2030 than in 2000, 47 more in 2050 and 82 more in 2080 (German Federal Ministry for Economic Cooperation and Development, 2022).

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Precipitation

The rainy season is governed by the movement of the Intertropical Convergence Zone, resulting in great variability from year to year and decade to decade, which can make it difficult to identify long-term trends. However, the consensus is that precipitation in the Kédougou region is trending downwards, particularly from June to August, and that higher greenhouse gas emissions point to an overall drier future (German Federal Ministry for Economic Cooperation and Development, 2022).

Heavy precipitation events are expected to intensify, and the proportion of total annual precipitation falling during severe events tends to increase in the overall projections. Seasonally, this ranges from a downward trend from January to March and April to June, to an upward trend from July to September and October to December (USAID, 2021).

A study carried out on the Senegal River Basin, which includes the Falémé basin (sub-basin 4) in the Kédougou region, indicates changes in rainfall intensity in the basin (Diakhate et al., 2022). The results indicate that after 2050, there is a risk of a decrease in rainfall intensity (by around 20%) during the first phase of the monsoon season (May–August) in the RCP8.5 scenario and by less than 10% in the RCP4.5 scenario. The study points out that the peak of the monsoon season is likely to shift from August to September by 2100 (Diakhate et al. 2022).

Evapotranspiration

The IPCC RE6 report indicates that it is highly likely that evapotranspiration rates will increase under all emission scenarios. In Sahelian climatic zones, evapotranspiration rates could reach 266 mm by 2065 in the RCP4.5 scenario, and up to 277 mm in the RCP8.5 scenario (Ndiaye et al. 2021).

Bush Fires

Modelled climate projections indicate a likely increase in the frequency of fire-prone weather conditions in this region, including higher temperatures and greater variability in rainfall. In areas already affected by fire risk, the fire season is likely to lengthen, with a greater number of days conducive to fire spread due to longer rain-free periods during fire seasons. Climate projections also indicate an increase in fire severity. Areas at very low or low risk could see their risk level increase, as climate projections indicate an expansion of the forest fire risk zone (Think hazard, 2020).

Scenario Analysis

While climate parameters are likely to change in the future, according to the climate change scenario analysis based on SSP2–4.5 medium emissions and SSP5–8.5 high emissions executed by S&P Global in 2023, the Project appears to have a low physical risk exposure (below 10% of the asset value) with a relative risk in 2030 estimated at 0.4%.

20.3	Permitting

The development of the Diamba Sud Project requires a number of permits and authorizations in line with Senegalese legislation. A list of permits and authorizations are summarized in Table 20.2. All necessary permits and authorizations must be obtained for the Project to meet Senegalese regulatory requirements and must be integrated into the Project's operations and management systems.

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Table 20.2 Summary of Key Permits and Authorisations Required for the Diamba Sud Project

Permit/Authorizations	Ministry/Department	Relevant Legislation	Work Activity to Support Legal Requirement	Schedule For Legal Authority
Environmental and Social Attestation of Compliance	Directorate of Environmental Regulation and Control (Direction de la RéglementationEnvironnementale et du Contrôle following an examination by the Technical Committee) (DIREC)	Environment Code, 2023	ESIA	Feasibility study (Following validation of ESIA)
Certificate of Environmental and Social Conformity	Ministry for the Environment and Ecological Transition (Ministère de l’Environnement et de la Transition écologique) (METE)	Environment Code, 2023	ESIA	Feasibility study (Following validation of ESIA)
Authorization to pump from Falémé River	Organisation pour la mise en valeur du fleuve Gambie (OMVG) and Department of Management and Planning of Water Resources (DGPRE)	Water Code	ESIA/Application for operational permit	Feasibility study (Following validation of ESIA)
Blasting Certificate/Authorization/Permit	Autorité Sénégalaise de Radioprotection et de Sûreté Nucléaire (ARSN)	Radiation law (2004)	ESIA/Application for operational permit	Feasibility study (Following validation of ESIA)
Permit for discharge of water	Ministry of Sanitation / DGPRE.	Environment Code, 2023	ESIA/Application for operational permit	Feasibility study (Following validation of ESIA)
Permit for construction works located outside the Mine Concession boundary i.e. site access road	Minister of Mines and the Minister of Lands	Mining Code, 2016	Application for auxiliary construction works (It may be possible for these to be conditioned as part of the ESIA)	Feasibility study (Following validation of ESIA)
Mine Concession	Ministry of Mine	Mining Code, 2016	Application for Mine Concession	Feasibility study (Following receipt of Certificate of Environmental Conformity)
Authorization for an ICPE, including authority for the importation, transport, storage and use of hazardous materials	DIREC / Governor	Environment Code, 2023	Application for ICPE, including public enquiry, an Internal Operations Plan (POI)) and an emergency plan (Plan Particulier d'Intervention (PPI))	Pre-mobilization (Following receipt of Mine Concession)
Land clearance	Ministry of Environment and Sustainable Development (DEFCCS)	Forestry Code, 1998 Environment Code, 2023	Forestry inventory (post ESIA)	Pre-mobilization (Following receipt of Mine Concession)
Permit for construction of WSD	Ministry of Hydraulic	Environment Code, 2023 Water code, 1981	ESIA/Application for operational permit	Pre-mobilization (Following receipt of Mine Concession)
Permit for importation, transportation, storage and handling of hazardous materials (cyanide, explosives)	Ministries of Mines and Interior (DEEC) and Department of Mines and Geology (DMG)	Mining and Environment Code, Ministry of interior Notice	ESIA/Application for operational permit	Pre-mobilization (Following receipt of Mine Concession)
Permit for exploitation of borrow areas where these may be located outside the Mine Concession boundary	Ministries of Mines and Environment	Mining Code, 2016	Application for exploitation permit (It may be possible for these to be conditioned as part of the ESIA)	Pre-mobilization (Following receipt of Mine Concession

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20.4	Tailings Storage Facilities

Please refer to Section 18.3 of this Report.

20.5	Water Management

Please refer to Section 18.5 of this Report.

20.6	Environmental Management and Monitoring

The Project will need to comply with discharge and emissions guidelines for potential off-site releases of water, waste and airborne contaminants, as well as ambient guidelines for the protection of environmental values (e.g. protection of aquatic fauna and fisheries, drinking water, etc.). A list of relevant Senegalese standards is presented in Table 20.3 together with the date these requirements were enacted.

Table 20.3 Key Air Quality, Noise and Water Standards and Legal Requirements

Source	Title	Year
Water Discharge and Monitoring
Senegal	Interministerial Order no 1555 Discharge Water Guidelines	2002
	Wastewater Discharge Standard, NS 05-061	2001
	Law no. 81-13 of 4 March 1981 on the Water Code (Articles 49 and 56)	1981
	Decree no. 98-556 of 25 June 1998 on water policing (Article 13)	1998
	Water Treatment Code, Law 2009-24 of 8th July 2009	2009
	Decree 2001-245 of 17th February 2011	2011
Air Quality
Senegal	Interministerial Order no. 7358 Application of Air Pollution Standard	2003
	Atmospheric Pollution Standard, NS 05-062	2018
	Environment Code (Title 5 ; Chapter II)	2023
	Law no. 83-71 of 5 July 1983 on the Hygiene Code (Article L31)	1983
Noise and vibration
Senegal	Environment Code (noise, Title 4, Chapter 8)	2001
	Decree No 2001-282 implementing the Environment Code (Article R84)	2001
	Law No. 97-17 of 1 December 1997 on the Labour Code	1997
	Decree No. 200601252 of 15 November 2006 on environmental factors	2006

20.6.1	Environmental and Social Management System

The preliminary ESIA, submitted on October 6, 2025, and undergoing validation, contains a full Environmental and Social Management and Monitoring Plan (ESMMP), a key part of the Project’s Environmental and Social Management System (ESMS).

The ESMMP describes monitoring arrangements for all relevant environmental and social compartments affected by the Project including: meteorology, climate change, surface and groundwater quality and quantity, erosion and sedimentation, air quality, noise and vibration, ecology and biodiversity, road safety, waste management, organizational health and safety, stakeholder engagement, cultural heritage, in-migration, community health, safety, well-being and livelihoods, as well as mine rehabilitation and

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closure. These arrangements are defined for the entire Project lifecycle including construction, operation and closure phases. Key environmental and social issues are already being monitored during the Exploration phase as part of best-practice environmental stewardship as well as baseline studies for the ESIA.

The key objectives of the management and monitoring program developed for the Project are as follows:

•	comply with the environmental, social, and health commitments and measures described in the ESIA;

•	avoid or mitigate potentially negative environmental or social impacts that could result from the development and operation of the Project;

•	maximize beneficial impacts and minimize unavoidable residual impacts; and

•	comply with applicable regulatory requirements, legislation, and international environmental and social standards.

The ESMMP describes Boya's legal obligations and other environmental and social management requirements and commitments due to the development of the Project. In particular, the ESMMP describes the set of management measures and monitoring programs that will be implemented during the construction, operation, and closure phases of the Project. The ESMMP also ensures the link between policy and Project implementation as a planning document summarizing legal requirements and obligations, international standards and guidelines, and the environmental and social commitments described in the ESIA and presenting the management measures and monitoring programs to be implemented to achieve them.

The ESMMP will be used in conjunction with the following stand-alone management plans, which are considered part of the ESMMP and are also provided in the ESIA:

•	Stakeholder Engagement Plan (SEP).

•	Conceptual Rehabilitation and Mine Closure Plan (CRMCP).

•	Livelihood Restoration Plan (LRP).

The Plans will be supported by procedures, forms, registers, and a full ESMS, which will be developed and implemented as needed.

A Hazard Study has also been prepared for the Project and presented in the ESIA. The Project's risk assessment will be reviewed annually to identify potential emerging issues. It will serve as the basis for the development of emergency response plans for the Project. These plans will match Senegalese legislative requirements and will be prepared prior to the construction of the Project.

Boya will establish inspection, audit, and review processes for the Project. Regular audits of the Project's ESMMP and associated management systems will be conducted internally and externally. The audits will assess:

•	The adequacy of the ESMMP and related plans in relation to the scale and nature of the anticipated impacts and the current stage of development of the Project.

•	Staff awareness, competence, and matching with the ESMS and related plans and procedures.

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•	The performance of managers and operators in implementing, maintaining, and enforcing the ESMS and related plans.

•	The adequacy of resources, equipment, and budget allocated to the implementation of the ESMS.

All recommendations arising from the audits will be discussed, corrective actions will be documented, and progress will be reported. Independent external audits will be conducted as well. Environmental and social monitoring will be coordinated with national regulators in collaboration with relevant national and regional technical services as well as local authorities and local government.

20.7	Community Relations

Fortuna recognizes stakeholder engagement as a prerequisite for acquiring and maintaining the sustainable Social License to Operate and as a core element for good social risk management.

A detailed Stakeholder Engagement Plan will be developed as part of the ESIA that will identify among other requirements: stakeholder consultation, participation, and disclosure activities.

In addition, a Grievance Management Mechanism was developed at an early stage of the Project to take into account complaints that may relate to unmet expectations, build-up of nuisances, compensation for damages, eligibility criteria for compensation by the Project, perceptions and attitudes of the parties toward the mining sector, or the quality of services and assistance provided to the parties by mining activities.

A voluntary social investment or corporate social responsibility program is already in place, aiming to support local socio-economic development.

20.7.1	Stakeholder Engagement

To date, official stakeholder engagement and public participation activities with affected communities include:

•	Active community engagement with key stakeholders since the start of exploration activities in 2015, including host villages and communities affected by the Project, vulnerable groups, particularly women and youth, health service providers, local administrative authorities, technical agencies, and government regulatory bodies.

•	Stakeholder participation and consultation as part of the environmental and social studies and preliminary economic assessment, including environmental and social baseline studies, in April-May 2022, March 2023, and April 2024.

•	Stakeholder consultations and engagement as part of the ESIA in June and July 2025.

The main stakeholder groups are comprised of the following: Project affected communities; the Government of Senegal (at all levels) and local traditional authorities (e.g.: village chiefs); public and commercial interests; Project-related committees; non-governmental organizations /civil society organizations; and youth, women, elderly, and other vulnerable groups.

The stakeholder consultations completed at the Report effective date highlighted several expected Project benefits and the main community concerns. The expected Project

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benefits identified by the communities consulted include developing the local economy, creating jobs and skills, developing agriculture and livestock farming, and improving community health infrastructure, water infrastructure, and basic services.

The villages identified employment opportunities, training programs, local entrepreneurship, and service providers, particularly for young people, as a key expected benefit, which is a municipality expectation of rural communities located in the immediate vicinity of major development projects. The creation of agricultural development opportunities was identified as a potential benefit, particularly by women (e.g. equipment, water infrastructure, market gardening, and other income-generating activities). Women's additional development needs mainly are concerned with the establishment of cooperatives.

The communities also highlighted several development needs, such as providing water supply infrastructure, rehabilitating or building educational and health facilities, completing agriculture (tools, seeds, training), and improving electrification and road access during the rainy season. Specific comments at the community level from villages, including Gamba Gamba, highlighted the good collaboration with Fortuna/Boya. However, concerns were also expressed about the Project's impact on ASM and the loss of livelihoods.

20.7.2	Social Investment

Fortuna implemented a social investment program to support socio-economic development initiatives of the communities in the Project area. Following consultation of these communities to identify to their needs, more than 20 local development activities were conducted from 2021–2025.

An estimated budget of US$ 2.1 million over the LOM has been allocated to implement socio-economic initiatives near the mine and in the region.

20.7.3	Land Acquisition

The Project will require the acquisition of the land corresponding to the operations footprint and the fenced-in area. To manage this activity, a process based on Senegalese regulation and the IFC principles for involuntary resettlement will be developed and implemented. This process will include a Livelihood Restoration Program to compensate for eligible economic impacts due to land acquisition. It is important to note that no permanent infrastructure has been identified within the Project development area. The Project is, therefore, not expected to have a physical impact on any dwellings, community structures or infrastructure associated with the village of Gamba Gamba, located approximately 0.5 km from the nearest fence line, or any other village within the study area. Based on the current Project design, it is currently estimated that 1,700 ha of land will be required to implement the fenced-in perimeter for the proposed Diamba Sud mine and <50 ha of crops.

In Senegal, a land acquisition and compensation process must be undertaken in accordance with national legislation (law no. 64-46 of June 17, 1964 relating to the national domain; law no. 76-67 of July 2, 1976 relating to expropriation of land for public utility and other land operations of public interest; and decree no. 77-563 of July 3, 1977) to ensure that all landowners are identified and compensated for the loss of their land and livelihoods. In terms of best practices, the IFC Performance Standards, particularly Performance Standard 5 (IFP PS5), have become the international benchmark for land acquisition issues on extractive industry projects.

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Based on Senegalese regulation and IFC best practices, the Diamba Sud Project land acquisition process will comply with Senegalese regulations and IFC PS5 according to framework. Where national requirements are superseded by IFP PS5, or where IFP PS5 requirements are more favorable to Project-affected people, it will complement its arrangements to comply with IFC PS5.

Within the Project area, most land is held under customary forms of land titling. The land use baseline study showed dominant land types in the Project footprint: mainly empty plateau areas, followed by few farmland and grazing areas. Residential areas are outside the Project development area.

No physical resettlement is expected for the development of the Diamba Sud Project. Land impacts due to the Project will primarily be associated with acquisition of land for the Project footprint (mine pits, WRSFs, TSF), construction of haul roads, process plant and other infrastructure. Land loss will be minimized through Project design, reducing impacts to the communities in this area.

The village of Gamba Gamba is located within the DS1 block area boundary, with a small amount of land belonging to Gamba Gamba residents within the footprint of Project components. Some loss of cultivated land located within the footprint is expected for Gamba Gamba village lands.

A full Inventory of Loss will be undertaken to formally identify the owners of land and any structures within the Project development area that will be lost as a direct result of the Project. The Inventory of Loss will guide appropriate compensation for losses associated with construction and operation of the Project.

A final Livelihood Restoration Plan will be prepared based on the Inventory of Loss and agreed with local stakeholders and people affected by the Project.

20.7.4	Artisanal Small-Scale Mining (ASM)

ASM is a key livelihood activity for households in the Diamba Sud study area, particularly in the villages of Karakaéné, Gamba Gamba, and Lingueya. In several villages, ASM is ranked as the main subsistence activity, with nearly half of the working population in Gamba Gamba engaged in ASM as their primary occupation. In the Kédougou region, the sector is a significant economic and demographic driver, estimated to produce 4.2 t of gold annually and provide direct employment to over 32,000 people locally. In the Project area, the ASM activities have decreased over the past years due to the current legal exploration activities ongoing, with no ASM activities and settlement in the Project development or fenced in area at the Report effective date.

From an environmental perspective, artisanal mining is identified as the main threat to biodiversity in the study area. ASM activities have complex impacts, including the creation of deep excavation pits and the potential release of harmful contaminants such as mercury and cyanide into waterways and surrounding soils. These pollutants contribute to declining water quality, putting downstream areas at risk of biodiversity loss. Local authorities have responded by implementing conservation measures to protect affected ecosystems and species.

Aquatic ecosystems are also severely affected by ASM. The Falémé River, in particular, has experienced significant degradation due to intensified ASM activities, which have led to land clearing, bank erosion, and soil loss. The release of mercury and cyanide into the aquatic environment has resulted in water pollution, a decline in fish stocks, and reduced ecosystem functioning, with direct economic impacts on local fishermen. Unsustainable

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fishing practices, combined with ASM, have further contributed to the decline in aquatic biodiversity.

Artisanal mining is illegal within the permit area, and access to ASM sites has been restricted as part of exploration activities. While numerous active ASM sites exist nearby, none have currently been reported in areas of the Project where Mineral Resources are located. ASM remains an important livelihood for neighboring communities, especially Gamba Gamba. The Project will restrict access to ASM sites within the permit, but other sites remain accessible in the vicinity. Economic impacts on ASM will be mitigated indirectly by job creation within the proposed operations, including opportunities for service contractors. These jobs will aim to provide alternative sources of income and promote more secure, stable, and sustainable livelihoods. Targeted community development initiatives, such as local employability programs, vocational training, and small business development, are planned to support this transition.

Stakeholder consultations have highlighted concerns about the proposed operation’s impact on ASM and the potential loss of livelihoods. Fortuna’s engagement with local communities includes addressing ASM-related concerns and supporting alternative livelihoods.

ASM Approach

Boya aims to engage with ASM, as needed, within host country regulations and international guidelines but without compromising the sustainability of its activities. Consequently, the main strategy to appropriately manage artisanal miners’ relationships and achieve business and development goals is, where possible, to minimize broad-ranging indirect negative impacts to communities with social development initiatives and to create a secure environment for Company operations within the national framework. Boya is committed to:

•	Periodically following the evolution of the ASM regulation and activities in the mining area.

•	Engaging with local ASM, local communities, national and local authorities in a transparent and constructive dialogue.

•	Ensuring that the large-scale mining activities will not put the ASM miners’ safety at risk and vice versa.

•	Proactively supporting community investment projects focusing on economic development and other improvements in local communities.

•	Providing local communities with fair and reasonable opportunities to participate in the company's workforce and the supply of goods and services, including its subcontractors.

20.7.5	Community Development Fund

In accordance with the Senegal’s Mining Code (2016) Article 115, a Community Development Fund (CDF) will be established and contributed to annually during production. The purpose of the fund is to promote the economic and social development of local communities residing around the mining areas. Under the 2016 Mining Code, mining companies must contribute 0.5% of annual after-tax sales revenue to the CDF. The actions to be undertaken must be defined in a Local Development Plan in consultation with local communities and administrative authorities.

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20.8	Mine Closure Plan

In accordance with Senegalese regulations and industry best practices, a mine closure plan must be developed for the Project. At this PEA stage, the mine closure plan takes the form of a Conceptual Mine Rehabilitation and Closure Plan which presents a general framework and initial implementation plan for the rehabilitation and closure of the proposed Diamba Sud mine.

20.8.1	National Framework

The 2016 Mining Code is the main legislation governing the mining industry in Senegal. The sections of the code relevant to Mine Closure are as follows:

•	Article 100 - Commencement and termination of work: Any decision to commence or terminate work for the exploration and exploitation of mineral substances must be declared in advance to the Ministry in charge of mines.

•	Article 103 - Rehabilitation of mining sites: Any holder of a mining title is required to rehabilitate the sites covered by that title.

•	Article 104 - Mining rehabilitation guarantee: Notwithstanding the obligations arising from article 103 of this Code, any holder of an exploration permit, an authorization to open and operate a permanent quarry, an authorization to operate a small mine, a mining license or a production sharing contract is required to open and maintain a trust account with a specialized public institution designated by the State. This account is intended to constitute a fund to cover the costs of implementing the environmental management plan. The procedures for operating and replenishing this fund shall be laid down by decree.

•	Article 111: As part of the exercise of control over mining operations, the mining administration has the right to have the accounts, installations, infrastructures, systems and processes of any holder of mining titles audited, including by an independent body. Such audits shall be carried out in accordance with internationally recognized standards and procedures and without hindering the smooth running of mining operations.

In accordance with the Mining Code, Decree no. 2009-1335: a Mine Rehabilitation and Closure Fund will be created to provide the mechanisms and operational framework for a mine rehabilitation fund.

20.8.2	Conceptual Closure Costs

The cost estimate for the conceptual closure plan (Table 20.4) is based on benchmarked closure activities costs from equivalent projects in similar legal and natural environments crossed with the mining infrastructure characteristics and current closure assumptions. Costs will be adjusted according to periodic re-evaluation and the real costs recorded during implementation.

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Table 20.4 Summary of Closure Costs

Area	Estimated Cost (US$)
Pits	200,000
Waste dumps	4,900,000
ROM and stockpiles	100,000
Tailings storage facility	3,400,000
Processing plant	2,000,000
Explosives magazine	200,000
Social closure	500,000
Environmental management	1,000,000
Total	12,300,000

Based on the defined Project and these characteristics, the costs of rehabilitation and closure of the proposed Diamba Sud mine as envisaged in the PEA are estimated at US$12.3 million.

20.9	Comments on Section 20

It is the opinion of the QP that appropriate environmental and social studies have been conducted to date for the Diamba Sud Project to assess the risks and opportunities related to the project as presented.

With careful implementation of the environmental and social management measures such as the ESMMP, the livelihood restoration program, and the biodiversity action plan, the Project is expected to be developed in a way which provides compliance to local regulation, alignment with international industry standards and a net socio-economic benefit to local communities and to Senegal without compromising the integrity of the broader environment.

The design of the Project as envisaged in the PEA will be used for the Project environmental and social permitting including the preparation of the ESIA. The formal ESIA process began with the Senegal Government with the submission and approval of the Term of Reference of the ESIA in the first quarter 2025, followed by the submission of the ESIA for review and approval on October 6, 2025, with the intention of obtaining approval for same in early 2026. The results of this governmental process may have an impact on the proposed requirements and management plans to be implemented under the ESIA that was submitted for approval.

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21	Capital and Operating Costs

21.1	Capital Cost Estimates

This section of the Report summarizes the base of the estimates for capital expenditure (±25–30%) for the Diamba Sud Project. The estimated Project capital cost is US$216.9 million excluding mining and contingency.

The capital cost estimate is based upon an engineering, procurement and construction management (EPCM) approach where the Owner assumes the builder’s risk. As a result, the cost estimate does not include a builder’s margin.

MIQM (Mintrex), with Fortuna input, prepared the capital cost estimate for the process plant, associated infrastructure (except electrical power supply), accommodation camp and some Owner’s costs. Cost estimates for the electrical and instrumentation elements of the process plant and infrastructure were prepared by ECG Engineering. The TSF, water storage dam and site roads cost estimates were prepared by Knight Piésold.

A summary of the capital cost estimate for the Diamba Sud Project is presented in Table 21.1.

Table 21.1 Summary of Projected Capital Costs

Area	Capital Cost (US$M)
Process plant and infrastructure	180.4
Mining	19.9
Owner’s costs	31.9
Withholding tax, duties, levies	4.5
Contingency (20%)	46.4
Total	283.2

A breakdown of capital costs for the processing plant, infrastructure and Owners’ costs is presented in Table 21.2.

Table 21.2 Summary of Projected Major Capital Costs (US$M)

Area	Installation Hours ('000)	Material Costs	Installation Costs	Freight Costs	Total
Process Plant Costs
Construction overheads		0.6	2.7	0.0	3.3
Bulk earthworks		1.7	0.0	0.0	1.7
EPCM		21.1	0.0	0.0	21.1
Primary crushing	54	4.8	1.5	0.5	6.9
Milling & classification	255	25.3	5.7	2.3	33.4
Leaching & adsorption	95	9.9	3.1	1.3	14.3
TSF & decant return	12	1.0	0.2	0.1	1.3
Metal recovery & refining	35	3.8	1.2	0.3	5.3
Reagents	18	0.8	0.5	0.1	1.5
Services	40	4.6	1.0	0.3	6.0
Total Process Plant Costs	509	73.7	16.0	5.0	94.6
Infrastructure
Tailings storage facility	25	28.9	0.9	0.1	30.0
Process plant infrastructure	16	11.6	1.8	0.2	13.6

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Area	Installation Hours ('000)	Material Costs	Installation Costs	Freight Costs	Total
Camp	17	5.3	0.0	0.0	5.3
High voltage power supply	-	32.5	0.0	0.0	32.5
Plant vehicles & mobile equipment	-	4.4	0.0	0.0	4.4
Other Costs	-
Temporary construction facilities	-	0.9	0.0	0.0	0.9
Capital spares	-	4.4	0.0	0.5	4.9
First fills	-	1.2	0.0	0.0	1.2
Owner's costs
Construction insurance	-	0.6	0.0	0.0	0.6
Compensation	-	1.2	0.0	0.0	1.2
Pre-production labor	-	4.0	0.0	0.0	4.0
Preproduction expenses	-	4.2	0.0	0.0	4.2
Mining pre-production	-	19.9	0.0	0.0	19.9
Owners’ general	-	0.6	0.0	0.0	0.6
Owners project management	-	9.6	0.0	0.0	9.6
Business systems	-	0.5	0.0	0.0	0.5
Training	-	0.3	0.0	0.0	0.3
Rehabilitation	-	3.9	0.0	0.0	3.9
Total Indirect Costs	58	134.0	2.8	0.9	137.6
Total Project Costs	567	207.7	18.7	5.8	232.2

Equipment and infrastructure costs are attributed to all departments of the Project including mine, plant, tailing facilities, maintenance and energy, safety, information technology, administration and human resources, logistics, camps, geology, planning, laboratory and environmental.

21.1.1	Estimate Assumption and Clarifications

The following assumptions and clarifications apply to the cost estimates:

•	The capital estimate is based on an EPCM implementation strategy (engineer manages construction contracts on behalf of client who assumes builders’ risk). It is assumed the EPCM engineer will be based in Australia for the engineering and procurement phase.

•	Limited materials handling testwork was undertaken with preliminary plant design based on best engineering knowledge and previous experience.

•	Mining will be performed by an experienced and competent mining contractor.

•	It is assumed that the cost of mining-related bulk earthworks, such as the construction of the ROM mineralization stockpile area, primary crushed mineralization stockpile and the mining haulage roads will be undertaken by the mining contractor and will form part of the mining pre-strip costs.

•	It is assumed that geotechnical ground conditions are favorable in the proposed SAG mill and CIL tank locations. Geotechnical holes will be drilled and assessed

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following confirmation of the CIL and mill locations to confirm ground properties.

•	Power supply and distribution to the main plant incomer switch point is excluded from this estimate.

•	The estimate is based on wage rates from MIQM’s database for projects in West Africa.

•	It has been assumed that sufficient manpower resources are available in Senegal and nearby countries to undertake the Project in the timescale envisaged.

•	It is assumed that all plant vehicles and major items of mobile equipment will be purchased.

•	It is assumed that the accommodation camp will be constructed ahead of the commencement of process plant construction and will be available to meet the requirements of the construction workforce.

21.1.2	Estimate Exclusions

The following exclusions apply to the capital cost estimate:

•	Escalation of prices to a future date.

•	Financing costs or interest.

•	Import duty for capital items.

•	Government approvals and special permits.

•	Currency exchange rate variations.

•	Goods and services taxes are not expected to apply.

•	The special provision of process guarantees or performance warranties beyond the normal vendor obligations under the Trade Practice Act and the Sale of Goods Act.

•	Owner’s sunk costs prior to project implementation approval.

•	Expatriate construction personnel taxation and employment law compliance costs (no additional costs are expected).

•	Unseasonal inclement weather delays.

21.1.3	Capital Estimate

The following sub-sections provide a description of the estimate methodology used to develop the capital cost estimate.

Escalation

Where prices from previous projects have been escalated for used in this Project, the ABS Mining Construction Materials Index (No. A2309126F) was applied.

Plant Bulk Earthworks

Plant bulk earthworks were estimated by MIQM based on 8.0% of the total mechanical equipment supply cost.

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Civil Construction

Concrete quantities were established using a combination of the general arrangement drawings and the 3D model prepared for the PEA, MIQM’s historical detailed designs, and MIQM’s database of quantities from previous projects.

Concrete rates were based on rates from MIQM’s database for similar projects in West Africa.

Structural Steel – Supply

Structural steel quantities including light, medium, heavy gauge steel, grating, guarding, handrails and stair treads were established using a combination of general arrangement drawings and the 3D model prepared for the PEA, MIQM’s historical detailed designs and MIQM’s database of quantities from previous projects.

Detail, supply and fabrication rates were based on rates from MIQM’s database for similar projects in West Africa, with fabrication taking place in China.

Platework – Supply

Platework quantities, including shop fabricated tanks, bisalloy liners and rubber liners, were established using a combination of the general arrangement drawings and the 3D model prepared for the study, historically similar MIQM detailed designs and MIQM’s database of quantities from previous projects.

Detail, supply and fabrication rates were based on rate from MIQM’s database for similar projects in West Africa, with fabrication taking place in China.

Site erected tankage was assumed, bolted tank with supply rates were based on the platework supply and fabrication rate from MIQM’s database for similar projects in West Africa.

Mechanical Equipment – Supply

The major mechanical equipment items were sized to prepare the mechanical equipment list for the PEA, reflecting the process design criteria and the plant throughput assumptions. Equipment data sheets were prepared for all major equipment, and these were issued to equipment vendors for budget pricing. Multiple pricing was requested for major items of mechanical equipment, whilst minor items pricing is from MIQM’s database.

Structural, Mechanical and Piping Installation

The structural, mechanical and piping installation and equipment rates were based on rate from MIQM’s database for similar projects in West Africa.

Piping – Supply and Install

The supply and installation estimate for process plant piping was based on factors from MIQM’s historical project costs. These factors were based on a percentage of the mechanical equipment supply price and calculated for each area of the plant. An overall factor of 37% of mechanical equipment supply was adopted.

Major pipeline costs for the tailings discharge, decant return, water supply and sewage transfer duties were estimated separately with the pipe supply rate from MIQM’s database for similar projects in West Africa.

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Electrical and Instrumentation

Electrical and instrument costs were estimated as a factor of the total process plant cost. The capital cost for the high voltage power supply station was provided by Fortuna.

Tailings Storage Facility and Water Abstraction & Storage Facilities

Knight Piésold provided a detailed bill of quantities as well as design and supervision estimates for the construction of the TSF and associated decant water system. The capital estimate uses rates provided by Knight Piésold’s database of previous projects.

For PEA purposes, the cost of the first lift of the TSF with an initial capacity of 12 months was included in the initial capital cost estimate and the remaining lifts were included as sustaining capital.

The primary water supply for the project will be sourced from the water storage dam, which will be supplied via an abstraction pipeline from the Falémé River. Knight Piésold provided a detailed bill of quantities, together with design and supervision estimates for the construction of the water storage dam. Alternate water sources from the water harvesting dam and open pit dewatering should be investigated, as these may ultimately negate the need to abstract from the Falémé River. The capital cost estimate uses rates derived from Knight Piésold’s database of comparable projects.

Plant Buildings, Camp and Equipment

Plant infrastructure buildings were estimated based on MIQM’s database for similar projects.

Project Infrastructure

The Project infrastructure cost was estimated based on the following:

•	Infrastructure buildings cost: based on budget pricing obtained by MIQM for projects in West Africa.

•	Plant access road cost: based on Knight Piésold rates.

•	Communication cost: based on MIQM’s database for similar projects in West Africa.

•	Security cost: based on MIQM’s database for similar projects in West Africa.

Plant Mobile Equipment

The number and type of vehicles/plant in the mobile equipment fleet were nominated by MIQM. All plant and equipment were assumed to be owned and operated by Fortuna apart from the front-end loader to be used for ROM and stockpile rehandling, which will be owned and operated by the mining contractor. The cost estimated pricing is based on MIQM’s database for similar projects in West Africa.

Engineering, Procurement and Construction Management (EPCM)

The EPCM estimate was established from first principles based on an assessment of person-hours required per EPCM discipline. The EPCM person-hours associated with process engineering, design engineering, drafting, procurement and expediting were developed using MIQM’s database for similar projects.

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The project and construction management were estimated as a time-based EPCM cost and were developed using MIQM’s database for similar projects.

Current MIQM and ECG Engineering rates were applied to the estimated EPCM person-hours to develop the overall EPCM cost estimate.

Temporary Construction Facilities

The construction overheads estimate for the Owner’s components of the Project were derived as follows:

•	Temporary construction facilities cost: estimated by MIQM based on a 0.5% pre-contingency process plant cost.

•	Temporary construction equipment cost: estimated by MIQM based on a 0.5% pre-contingency process plant cost.

Capital Spares

Capital spares were estimated as follows:

•	Capital spares were estimated by MIQM based on 10% of the total mechanical equipment supply cost.

•	Consumable spares were estimated by MIQM based on 5% of the total mechanical equipment supply cost.

•	Commissioning spares were estimated by MIQM based on 2.5% of the total mechanical equipment supply cost.

First Fills

The first fill cost was estimated by MIQM based on 5% of the total mechanical equipment supply cost.

Construction Overheads

Construction overheads have been based on quotations from MIQM’s database for similar projects in West Africa.

In general, the construction overheads represent cost items including:

•	Mobilization and demobilization of contractors and sub-contractors.

•	Site establishment and site facilities.

•	Travel costs for contractors and sub-contractors.

•	Tools, plant and construction equipment.

•	Fuel.

Owner’s Costs

Owner’s costs were provided by Fortuna.

Contingency

A flat contingency of 20% was applied to the capital cost estimate and totaled approximately US$46.4 million.

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Exchange Rates

The capital cost estimate is presented in US$. Where cost estimates were included in foreign currencies the exchange rates used are summarized in Table 21.3.

Table 21.3 Exchange Rates Used for Capital Cost Estimates

Currency	Code	US Dollar	Source and Reference Date
Australian Dollar	AUD	0.655	XE September 2, 2025
Euro	EUR	1.171	XE September 2, 2025
Canadian Dollar	CAD	0.727	XE September 2, 2025
South African Rand	ZAR	0.057	XE September 2, 2025
US Dollar	USD	1.000	XE September 2, 2025
British Pound	GBP	1.354	XE September 2, 2025
Franc CFA	CFA	0.002	XE September 2, 2025

21.1.4	Mine Development

Capital mine development costs were derived from the request for pricing process and are estimated at approximately US$19.9 million. These costs include contractor site establishment, mobilization, and pre-stripping activities required to prepare the initial open pits (Area D and Karakara) pits for production.

21.1.5	Mine Rehabilitation

Mine closure costs were attributed to site rehabilitation required to remediate the area where the mine is located and to meet mine closure requirements.

21.2	Operating Cost Estimates

The mining operating costs were developed based on budgetary quotes from reputable mining contractors, all with experience in West Africa, including current operating experience in Senegal, and based on the PEA mine plan for the Diamba Sud Project. The study assumes the mining activities to be executed with a mining contractor at Diamba Sud. The processing operating costs were developed from testwork, first principles and MACA Interquip Mintrex’s database according to typical industry standards applicable to gold processing plants in West Africa. General and administration costs were factored from historical operating cost data from the development and operation of Fortuna’s previously owned Yaramoko Mine in Burkina Faso, Fortuna’s currently owned Séguéla Mine in Côte d’Ivoire, as well as quoted services in Senegal. Operating costs were estimated with an accuracy range of ±25–30%, and were current at Q3, 2025.

Direct operating costs are estimated as $51.16/t of material milled or $1,081/oz of gold produced, as summarized in Table 21.4.

Table 21.4 Life-of-Mine Operating Costs

Operating Cost	$M	$/t milled	$/payable oz
Mining	542	30.54	646
Processing	247	13.91	294
G&A	119	6.70	142
Total operating costs excluding Royalties and Social Fund	908	51.16	1,081
Refining	3	0.14	3
Royalties*	69	3.90	83
Social Fund*	12	0.65	14
Total Operating costs including Royalties and Social Fund	992	55.85	1,180
*The PEA assumes a 3% royalty payable to the State and 0.5% contribution to a Social Development Fund

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The calculated operating cost for the processing plant at a design oxide throughput of 2.5 Mt/a is US$11.82/t processed. Mining operating costs are forecast to be $4.82/t mined.

The calculated operating cost for the process plant at a design fresh throughput of 2.0 Mt/a is US$14.11/t processed. The mining operating cost forecast is $4.64/t mined.

Projected operating costs for the Project are detailed in Table 21.5 (oxide) and Table 21.6 (fresh).

Table 21.5 Oxide Mill Feed Material Operating Cost Estimates

Area	Cost (US$/t Processed)	Annual Cost (US$M)
Labor	1.74	4.36
Mobile equipment	0.60	1.49
Power	2.77	6.92
Consumables	5.50	13.76
Maintenance	0.85	2.13
Laboratory	0.36	0.90
Total	11.82	29.56
G&A	5.93	14.83
Owner’s mining	1.14	2.84

Table 21.6 Fresh Mill Feed Material Operating Cost Estimates

Area	Cost (US$/t Processed)	Annual Cost (US$M)
Labor	2.18	4.36
Mobile equipment	0.74	1.49
Power	4.95	9.90
Consumables	4.65	9.30
Maintenance	1.14	2.27
Laboratory	0.45	0.90
Total	14.11	28.22
G&A	7.42	14.83
Owner’s mining	1.41	2.82

Consumables

Reagent consumptions were based on metallurgical testwork, whilst grinding media consumption was advised by Otway based on modelling and mineralization properties from testwork. Reagent and grinding media costs were based on supplier quotes. Crusher wear parts and mill liner consumption rates were advised by Otway, and costs were obtained from the MIQM database.

Maintenance

Maintenance costs for the plant were factored from installed plant and infrastructure capital costs using industry standard ratios. Maintenance costs were calculated based on 100% fresh feed, with oxide maintenance costs factored at 75%.

Mobile Equipment

The mobile equipment and light vehicle fleet for Process, maintenance, mining and administration were estimated by MIQM from previous operational experience. The estimate assumes that all vehicles are owned by Fortuna. The cost of fuel was included in the estimate from the annual usage and fuel rate for each vehicle type. Fuel consumptions

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were estimated by MIQM based on vehicle performance specifications and usage hours were assumed.

Power

Installed power summaries were developed based on equipment selection and installed powers, as detailed in the mechanical equipment list. Operating and load factors were applied to determine the actual power requirements. The cost of power ($0.156/kWh) was provided by Fortuna, and was derived from the installation of a HFO generator-powered powerhouse.

Water Supply

The operating costs of the water supply and distribution within the plant were included within the power, maintenance and consumables sections.

Labor

Labor was considered a fixed yearly cost largely independent of processing plant throughput. Plant staffing numbers were applied by MIQM based on similar sized projects in West Africa and advice from Fortuna. The salaries were based on current market knowledge and experience from similar projects. A factor of 1.2 was applied to expatriate base salaries to include an annual pre-tax bonus.

General & Administration (G&A) costs

G & A costs cover the fixed operational overhead for the planned operation. This includes:

•	Personnel outside of processing and maintenance.

•	Site and country office costs.

•	Insurance.

•	Contracts for the camp operation, security and logistics.

•	Flights.

•	Environmental and corporate social responsibility costs.

Personnel salaries were provided by Fortuna, whilst other allowances were estimated by MIQM.

Accommodation costs

Accommodation and meal costs were estimated annually for all direct Fortuna employees as well as additional security, laboratory, mining, maintenance and village contractors. Camp man-days and casual meals were estimated by MIQM, whilst camp accommodation and meal costs were provided by Fortuna.

Laboratory costs

A laboratory services fee was estimated from the MIQM database. A monthly fee was incorporated including laboratory repayments, labor, and sample preparation costs.

21.2.1	Mine Operating Costs

Mining operating costs were derived from bids by five experienced West African contractors. Three closely aligned submissions (within ± 2.5% of the midpoint) were selected, resulting in an overall assumed mining operating cost of US$4.82/t mined. This

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operating mining cost excluded capital items such as mobilization, site establishment, pre-stripping, and other one-time development activities.

21.2.2	Operating Cost Exclusions

The processing cost estimate is exclusive of:

•	Any impact of foreign exchange rate fluctuations.

•	Escalation from the date of estimate.

•	Contingency allowance.

21.3	Sustaining Capital Costs

Projected sustaining capital costs for the proposed LOM are summarized in Table 21.7, and total US$48 million.

Table 21.7 Summary of projected major sustaining capital costs for the LOM

Capital Cost Item (US$M) *	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8
Mine development (access and haul roads)	-	2.1	0.2	-	-	0.1	0.3	-

Surface water management	-	1.0	0.9	-	-	-	0.3	-
Tailings storage facility	4.5	-	7.3	-	11.7	-	11.1	-
Equipment and infrastructure	4.5	3.1	8.4	-	11.7	0.1	11.7	-

Mine closure & site rehabilitation	-	-	0.6	0.6	0.6	0.6	0.6	5.3

Total capital expenditure	4.5	3.1	9.1	0.6	12.3	0.7	12.4	5.3
*Numbers may not total due to rounding

Sustaining capital costs included all investments in mine development, equipment and infrastructure necessary to maintain the mine facilities and sustain the continuity of the operation. Sustaining capital costs were split into two main areas; equipment and infrastructure; and mine closure and site rehabilitation.

21.3.1	Mine Development

Mine development included the main development and infrastructure of the mine through the generation of haul and access roads.

21.3.2	Equipment and Infrastructure

Equipment and infrastructure costs were attributed to departments of the mine including surface water management and the TSF.

21.3.3	Mine Closure and Rehabilitation

Mine closure costs were attributed to site rehabilitation costs required to remediate the area where the mine will be located and to meet mine closure requirements.

21.4	Comment on Section 21

The capital and operating cost provisions for the LOM plan that supports the PEA have been reviewed. The basis for the estimates is appropriate for the known mineralization, proposed mining and production schedules, marketing plans, and equipment replacement and maintenance requirements.

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The QP considers the capital and operating costs estimated for the Diamba Sud Project as reasonable based on industry-standard practices and estimated costs in 2025.

Opportunity exists for Fortuna to explore multiple powerhouse combinations including renewables. The current light fuel oil calculations show a relatively low capital cost yet high operating cost option. A HFO powerhouse presents higher capital cost and low operating cost fuel consumption, whilst investment in renewables subsidizes both options.

Expatriate workers were selected at senior level and above. An opportunity exists to lower expatriate personnel throughout the LOM to reduce operating costs and align with government expectations.

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22	Economic Analysis

The following sub-sections summarize the economic evaluation methodology and results for the Diamba Sud PEA. The PEA is preliminary in nature, includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

22.1	Methodology Used

The Diamba Sud Project was valued using a discounted cash flow (DCF) approach with a 5% discount rate, consistent with gold industry practice and peer-company valuation benchmarks. This required projecting monthly cash inflows, or revenues, and subtracting yearly outflows such as operating costs, capital costs, royalties, federal taxes, etc. The resulting net cash flows were discounted back to the date of valuation (start of construction) to determine net present values (NPVs) at the selected discount rates. The internal rate of return (IRR) was calculated as the discount rate that yields a zero NPV.

22.2	Assumptions

Table 22.1 shows the key assumptions used in the economic analysis.

Table 22.1 Key Economic Assumptions

Parameter	Units	Value
Gold Price	$/oz	2,750
Mill Recovery	%	90
Power Price	$/kWh	0.16
Base Case Discount Rate	%	5
Exchange Rate
West African Franc to US dollar	x	0.0017
Royalty
Government	%	3.0
Social Fund	%	0.5
Investment Tax Credit	%	40

The State of Senegal is entitled to a 10% free-carried interest in Boya upon the granting of the exploitation permit (with the right for the State to acquire an additional contributory interest of up to 25%); however, all economic analysis is presented on a 100% project basis.

The PEA assumes the amount of royalties and taxes payable to the State, including that the royalty payable on production to the State is 3% and that the investment tax credit is 40%, in accordance with the provisions of the Mining Convention between Boya and the State of Senegal dated April 8, 2015, and the Mining Code of 2003. It should be noted, however, that the State retains the sovereign prerogative to review or revisit certain fiscal terms during the exploitation permit approval process, and as such, the current framework may be subject to amendment.

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22.3	Summary

The results of the economic analysis are shown in Table 22.2. All monetary amounts are presented in US dollars (US$), unless otherwise specified.

Table 22.2 Preliminary Economic Assessment Summary

Metrics	Units	Results
Gold Price	$/oz	2,750
Life of mine	years	8.1
Processing Duration	years	7.9
Total mineralized material mined	kt	17.8
Contained gold in mineralized material mined	koz	932
Strip ratio	Waste: Mineralized material	5.5
Throughput initial 3 years (primarily oxide)	Mtpa	2.5
Throughput after 3 years (primarily fresh)	Mtpa	2.0
LOM grade	g/t	1.63
Recoveries	%	90
Gold production
Total production over LOM	koz	840
Average annual production over LOM	koz	106
Average annual production over first 3 years	koz	146
Per Unit Costs LOM
Mining	$/t, mined	4.82
Processing	$/t, processed	13.9
G&A	$/t, processed	6.7
Cash costs [1]
Average operating cash costs over LOM	$/oz	1,081
Average operating cash costs over first 3 years	$/oz	759
AISC [1]
Average AISC over LOM	$/oz	1,238
Average AISC over first 3 years	$/oz	904
Capital costs
Initial capital expenditure	$M	283
Sustaining capital expenditure + infrastructure (includes closure costs)	$M	48
Returns
NPV5%, pre-tax (100% Project basis)	$M	772
Pre-tax IRR	%	86
NPV5%, after-tax (100% Project basis)	$M	563
After-tax IRR	%	72
After Tax Payback Period	years	0.8

Annual EBITDA [1]
Average EBITDA over LOM	$M	167
Average EBITDA over first 3 years	$M	277

Note: (1)  This is a non-IFRS financial measure. The definition and purpose of this non-IFRS financial measure is included under the heading “Cautionary Note on Non-IFRS Measures” in this Report. Non-IFRS financial measures have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

•	The pit optimization shells used for the mine plan were generated using a gold price of $2,300 per ounce.
•	Average operating cash costs and average AISC represent costs for projected production for the LOM at the time of gold sales.
•	The PEA is presented on a 100% project basis. However, upon the granting of the exploitation permit, the State of Senegal is entitled to a 10% free-carried interest Boya, with the right for the State to acquire an additional contributory interest of up to 25%.

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•	The economic analysis was carried out using a discounted cash flow approach on a pre-tax and after-tax basis, based on the gold price of $2,750/oz.
•	The IRR on total investment that is presented in the economic analysis was calculated assuming a 100% ownership in Diamba Sud.
•	The NPV was calculated from the after-tax cash flow generated by the Project, based on a discounted rate of 5% and an effective date of October 10, 2025.
•	The PEA assumes that the percentage of certain royalties and taxes payable to the State, the percentage of the investment tax credit available to the company and the percentage payable to the social development fund will be in accordance with the provisions of the Mining Convention between Boya S.A. and the State of Senegal dated April 8, 2015. It should be noted, however, that the State retains the sovereign prerogative to review or revisit certain fiscal terms during the exploitation permit approval process, and as such, the current framework may be subject to amendment.
•	The PEA is preliminary in nature, and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and, as such, there is no certainty that the PEA results will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability

The pre-tax net present value with a 5% discount rate (NPV5%) is $772 million and the IRR is 86% using a base gold price of $2,750/oz. The economic analysis assumes that Fortuna will provide all development funding via inter-company and shareholder loans to the mine operating entity, which will be repaid with interest from future gold sales.

The post-tax Project NPV5% is $563 million, with an IRR of 72% and a payback period of less than one year at a gold price of $2,750/oz. The payback period is defined as the time after process plant start-up that is required to recover the initial expenditures incurred developing the Diamba Sud Project.

The cashflow analysis was prepared on a constant 2025 US dollars basis. No inflation or escalation of revenue or costs were incorporated.

22.4	Forecast Production and Mill Feed

The annual mine production and mill feed schedule is shown in Figure 22.1. LOM mill feed totals 17.8 Mt material at an average gold grade of 1.6 g/t Au.

Figure 22.1 Diamba Sud PEA Production Profile

Figure prepared by Fortuna, 2025

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The Diamba Sud Project will consist of the concurrent exploitation of multiple deposits, including Area D, Area A, Karakara, Western Splay, Kassassoko, Southern Arc and Moungoundi deposits. The overall strategy is to have staged overlapping production from these deposits to achieve a total production rate of 2.5 Mt/a during initial high oxide throughput (three years) and 2.0 Mt/a thereafter. A mineralized material stockpile will be maintained throughout the mine life. The stockpile size averages about seven months of production serving as a buffer between mining and process plant operation and also as storage for lower grade material to be processed later in the mine life. Table 22.3 includes annual estimates of recovered gold, based on the projected overall process recovery estimate of 90% presented in Section 13. Recovered gold is estimated to total 840 koz over the mine life, for an average of 106 koz per year over the 7.9-year processing period (not to be confused with the 8.1 years mining period that takes into account preproduction).

Table 22.3 Estimate of Recovered Gold for Diamba Sud Project

Parameter	Units	LOM Total	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8
Tonnes mined	kt	17,754	90	2,845	3,585	2,847	1,925	1,931	2,373	1,862	296
Tonnes milled	kt	17,754	-	2,354	2,500	2,500	2,225	2,111	2,030	2,213	1,821
Gold mill feed grade	g/t	1.6	-	2.62	2.04	1.53	1.55	1.72	1.62	1.03	0.70
Gold recovery	%	90	-	93	92	86	88	90	92	88	87
Gold recovered	koz	840	-	184	151	106	98	105	97	64	35

22.5	Cost Estimates

22.5.1	Capital and Operating Costs

Capital and operating cost estimates are presented in Section 21 of this Report. Initial capital is estimated at $283.2 million (including 20% contingency) with an additional $48 million of sustaining capital and closure costs over the 8.1 year LOM.

LOM total operating costs average $55.85/t milled.

The electricity price is based on a self-owned power plant running on heavy fuel oil diesel and assume power is solely provided from the power plant.

22.5.2	Closure and Salvage Value

Total mine closure cost is estimated at US$12.3 million.

No allowances for salvage value of process plant equipment or other equipment and facilities are included in the project economic evaluation.

22.5.3	Working Capital

Working capital requirements are calculated as the difference between the timing of payments on expenses (payables) and receipt of funds from product sales (receivables).

Assumptions on all receivables are 100% of funds received on shipment, with shipment assumed to occur in the month of production. All costs are assumed to be paid in the period incurred.

22.5.4	All-in Sustaining Unit Cost Estimates

Estimated unit costs, based on World Gold Council non-generally accepted accounting (GAAP) metrics, are summarized in Table 22.4. The Project is expected to produce gold at an average all-in sustaining cost of $1,238/oz of payable gold.

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Table 22.4 Life of Mine All-in Sustaining Cost and All-in Cost

Parameter	$M	$/t milled	$/payable oz
Operating cost
Mining	542	30.54	646
Processing	247	13.91	294
G&A	119	6.70	142
Subtotal, direct operating costs	908	51.16	1,081
Refining	3	0.14	3
Royalties	69	3.9	83
Social Fund	12	0.65	14
Total operating costs[1]	992	55.85	1,180
Sustaining capital, and reclamation
Sustaining capital	40	2.23	47
Closure Fund	8	0.48	10
All-in sustaining cost[1]	1,040	58.56	1,238

Note: (1) Cash costs and AISC per payable ounce of gold sold are non-IFRS financial measures. Please see “Cautionary Note Regarding Non-IFRS Measures”.

22.6	Taxes and Royalties

Several taxes and royalties are included in the economic evaluation.

22.6.1	Government Royalty

The State of Senegal is entitled to assess a gross revenue royalty on production from gold projects. Based on the tax stability provisions in Boya’s current Mining Convention signed with the State in 2015, and the provisions of the 2003 Mining Code, a royalty rate of 3% is payable on gold sales. It should be noted, however, that the State retains the sovereign prerogative to review or revisit certain fiscal terms during the exploitation permit approval process, and as such, the current framework may be subject to amendment.

22.6.2	Social Fund

Under the 2016 Mining Code, the government of Senegal established a community development fund to be financed in part by assessing a gross revenue royalty of 0.5% to holders of an exploitation license.

22.6.3	Duties and Levies

The Government of Senegal assesses customs duties (10%) and other levies (totaling 5%) on imported goods. During the development phase and initial investment period, the holder of an exploitation permit is exempt from customs duties, including value-added tax (VAT), on the importation of machinery, materials, equipment, and spare parts included in the approved program and directly and definitively intended for mining operations. Operating and capital cost estimates include allowances for government duties and levies. Under Boya’s current Mining Convention, the Project is exempt from customs duties for seven years and benefits from a two-year suspension of VAT.

22.6.4	Value Added Tax

Senegal has a VAT rate currently set at 18%. The holder of an exploitation permit is exempted from VAT on its imports and foreign services, the purchase of goods and services in the Senegal and on sales in connection with the mining operations up to the date of the first commercial production. A detailed estimation of VAT for each non-fuel item has not been completed for PEA purposes. For the purposes of the cash flow

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analysis, it was assumed that VAT is applicable on 2% of the sustaining capital and costs and 1% of the G&A costs and assumed to be refunded two months after it is paid.

22.6.5	Corporate Income Tax

A federal tax rate of 30% is applicable on income after deductions for gold mining projects in Senegal. Deductions from income for estimating income subject to income tax include the following items:

Depreciation

In this assessment, development and facilities are depreciated using a unit of production method. Depreciation commences once the facilities are placed into service and the mine and mill are operating. Using this approach, equipment and facilities are fully depreciated over the mine life.

Carry Forward Costs

Sunk exploration and other eligible project costs can be carried forward and deducted from income via depreciation.

Mine operating losses can also be carried forward and deducted from income in future years

Investment Tax Credit

An Investment Tax Credit amounting to 40% of upfront capital has also been assumed in line with Boya’s Mining Convention with Senegal. The credit is available for a 5-year period after the start of operations and is subject to an annual cap of 50% of taxable income.

Other Deductions

Other deductions from income for the purpose of estimating income subject to tax include management fees and interest expenses.

22.6.6	Withholding Taxes

The government of Senegal assesses withholding taxes of 16% on interest income and 10% on dividends.

22.7	Government-Carried Interest

Under the mining code of Senegal, the State is entitled to a 10% free carried interest in the project upon formal award on an exploitation permit, with the right for the State to acquire an additional contributory interest of up to 25%t. The State’s interest has been modelled in accordance with the following:

•	Fortuna holds 90% and the government of Senegal holds10% of the shares of Fortuna’s in country operating entity, Boya.

•	Fortuna’s sunk costs and funds provided to develop the mine will be booked as a shareholder loan to the operating company, to be repaid with interest out of available cash flow.

•	The remaining operating company cash flow after sustaining capital requirements and shareholder loan repayments have been met will be distributed to the two shareholders in the form of dividends, with 10% of the dividends going to the government of Senegal and 90% to Fortuna.

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•	Dividends and interest received by Fortuna will be subject to Senegal withholding taxes.

22.8	Economic Results

The pre-tax net present value with a 5% discount rate (NPV5%) is $772 million and with an IRR of 86% using a base gold price of $2,750/oz.

The post-tax Project NPV5% is $563 million, with an IRR of 72% and a payback period of less than one year at a gold price of $2,750/oz.

Detailed cash flow estimates by year are presented in Table 22.5.

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Table 22.5 PEA Cash Flow Estimate

Parameter	Units	LOM Total	Year -1	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8
Production
Tonnes mined	kt	17,754		90	2,845	3,585	2,847	1,925	1,931	2,373	1,862	296
Tonnes milled	kt	17,754		-	2,354	2,500	2,500	2,225	2,111	2,030	2,213	1,821
Gold mill feed grade	g/t	1.6		-	2.62	2.04	1.53	1.55	1.72	1.62	1.03	0.70
Gold recovery	%	90%		-	93	92	8%	88	90	92	88	87
Gold recovered	koz	840		-	184	151	106	98	105	97	64	35
Gold Revenue
Gold price	$/oz	2,750		2,750	2,750	2,750	2,750	2,750	2,750	2,750	2,750	2,750
Gold sales	koz	840		-	183	151	106	97	106	97	64	36
Gold Sales Revenue	$M	2,310		-	503	415	292	267	292	267	176	99
Operating Costs
Mining	$M	(542)	-	-	(81)	(88)	(93)	(91)	(76)	(55)	(51)	(6)
Processing	$M	(247)	-	-	(30)	(31)	(31)	(32)	(32)	(32)	(32)	(28)
G&A	$M	(119)	-	-	(16)	(16)	(16)	(16)	(16)	(16)	(14)	(9)
Gold refining	$M	(3)	-	-	(1)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
Total operating costs excluding royalties and social fund	$M	(911)	-	-	(128)	(136)	(141)	(139)	(124)	(103)	(97)	(43)
Royalties	$M	(69)	-	-	(15)	(12)	(9)	(8)	(9)	(8)	(5)	(3)
Social fund	$M	(12)	-	-	(3)	(2)	(1)	(1)	(1)	(1)	(1)	(0)
Total operating costs including royalties and social fund	$M	(992)	-	-	(145)	(150)	(151)	(149)	(134)	(113)	(103)	(46)
Capital and Closure Costs
Development capital	$M	(283)	(52)	(231)	-	-	-	-	-	-	-	-
Sustaining capital	$M	(40)	-	-	(5)	(3)	(8)	-	(12)	(0)	(12)	-
Closure Fund	$M	(8)	-	-	(1)	(1)	(2)	(2)	(2)	(2)	(2)	2
Total Capital and Closure Costs	$M	(331)	(52)	(231)	(6)	(4)	(10)	(2)	(13)	(2)	(13)	2
Project Valuation
Project net cash flow, pre-tax	$M	987	(52)	(231)	352	261	130	116	144	152	60	55
NPV5%	$M	772
IRR	%	86
Payback period	years	0.8
Project net cash flow, after-tax	$M	728	(52)	(231)	352	196	59	80	122	120	28	53
NPV5%	$M	563
IRR	%	72
Payback period	years	0.8

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22.9	Sensitivity Analysis

The Diamba Sud Project contemplated in the PEA demonstrates strong economic performance across a range of variables. Estimated NPV sensitivities for key operating and economic metrics are presented in Table 22.6, Table 22.7, and Table 22.8.

Like most gold mining projects, the key economic indicators of NPV5% and IRR are most sensitive to changes in gold price. A $250/oz reduction in the gold price reduces Fortuna’s after-tax NPV5% by $119 million and the IRR by 13%. A $250/oz increase in the gold price increases Fortuna’s NPV5% by $119 million and the IRR by 13%.

Table 22.6 After-Tax NPV Sensitivity to Discount Rate and Gold Price ($M)

		Gold Price ($/oz)
		2,250	2,500	2,750	3,000	3,250	3,500	3,750
Discount Rate	3%	$362	$494	$622	$750	$878	$1,007	$1,134
	5%	$322	$444	$563	$682	$800	$919	$1,037
	7%	$287	$400	$511	$621	$731	$841	$951

Table 22.7 After-Tax IRR Sensitivity to Gold Price

	Gold Price ($/oz)
	2,250	2,500	2,750	3,000	3,250	3,500	3,750
IRR	45%	59%	72%	85%	97%	109%	121%

Table 22.8 After-Tax NPV5% Sensitivity to Capital Costs and Operating Costs ($M)

		Operating Costs
		-25%	-10%	0%	10%	25%
Capital Costs	-25%	744	663	608	554	472
	-10%	717	636	581	527	443
	0%	700	618	563	509	424
	-10%	682	600	545	490	405
	-25%	655	573	518	462	376

The sensitivity of the after-tax NPV5% of the project to changes in the key operating parameters of gold price, capital costs, operating costs, grade and recovery are shown in Figure 22.2. Similarly, the after-tax IRR of the project changes in the key operating parameters are shown in Figure 22.3. The sensitivity results due to a parameter change assume the remaining parameters remain unaffected.

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Figure 22.2 After-Tax NPV5% Sensitivities to Key Input Parameters

Figure prepared by Fortuna, 2025

Figure 22.3 After-Tax IRR Sensitivity to Key Input Parameters

Figure prepared by Fortuna, 2025

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The project IRR is most sensitive to changes in revenue parameters (i.e. gold price and gold grade) and operating costs, while changes to recovery and capital costs are secondary.

22.10	Comment on Section 22

The economic analysis was conducted using a discounted cash flow methodology following standard industry practices and shows that the project is potentially economically viable.

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23	Adjacent Properties

This section is not relevant to this Report.

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24	Other Relevant Data and Information

This section is not relevant to this Report.

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25	Interpretation and Conclusions

25.1	Mineral Tenure, Surface Rights, Royalties and Agreements

Fortuna was provided with a legal opinion that supports that the mining tenure held by Boya for the Diamba Sud Project is valid and that Fortuna has a legal right to explore the property.

The Diamba Sud concession is an Exploration Permit (Permis de Recherche) granted in June 2015 under the 2003 Mining Code and was last renewed on June 9, 2021, for a period of three years, being the third and final renewal which expired on June 9, 2024. However, Boya has obtained a special two-year retention period to complete the works necessary for a preliminary economic assessment of the project and to conduct environmental studies required for the application for a mining license. This retention is valid until June 21, 2026, and requires the submission of a request for a mining license before this date.

The permit comprises two blocks, the northern block, DS1 is approximately 46.56 km2 and the southern block, DS2, some 20 km to the south is approximately 6.31 km2, for a total permit area of 53.46 km2.

Mineral exploration permits, within their boundaries, entitle the holder exclusive surface rights to explore for the nominated mineral commodities specified (in this case, gold), as well as encumbrance-free disposal of materials extracted during exploration process. Such permits allow for beneficial ownership to be held by a foreign entity.

Boya has full and unrestricted surface rights to the land covered by the exploration permit. The perimeter of the exploration permit is free to access and is not subject to any kind of restriction.

The Diamba Sud Project is not subject to any back-in rights, liens, payments or encumbrances.

There are royalties attached to the mineral concessions, however, the only royalties that affect the Mineral Reserves and have been considered in the economic analysis are:

•	A 3% royalty to the State of Senegal on the gross revenue from gold production, with deductions allowed for transportation and refining costs.

•	A local contribution royalty of 0.5% also calculated after deductions allowed for transportation and refining costs.

25.2	Geology and Mineralization

The Diamba Sud Project is located within the Loulo Mining district of the WAC.

Exploration has identified several prospects where gold mineralization has been identified at surface and through exploration drilling. This includes Area A, Area D, Karakara, Kassassoko, Western Splay, Moungoundi, and Southern Arc deposits.

Mineralization at Diamba Sud is classified as Birimian style mesothermal orogenic gold deposits. Although not formally classified as such, the gold deposits of Diamba Sud show similarities to the post-collisional, atypical orogenic Loulo/Falémé-style deposits. This tentative classification is based on the correlation between the mineral assemblages, geochemistry and the structural and lithological controls on mineralization with that of the nearby deposits classed as the same type which sit in close proximity to the SMSZ.

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25.3	Exploration, Drilling and Analytical Data Collection in Support of Mineral Resource Estimation

Drill holes drilled under Boya management in the period 2015 to 2025 have data collected using industry-standard practices. Drill orientations are appropriate to the orientation of mineralization and core logging meets industry standards for exploration of mesothermal orogenic gold deposits.

Geotechnical logging is sufficient to support Mineral Resource estimation and a PEA study level assessment.

Collar and downhole surveys have been conducted using industry-standard instrumentation. Any uncertainties in survey information have been incorporated into subsequent resource confidence category classification.

All collection, splitting, and bagging of chip and core samples were carried out by Boya personnel since 2015 representing all of the information collected at the project. No material factors were identified with the drilling programs that could affect Mineral Resource estimation.

Sample preparation and assaying for samples that support Mineral Resource estimation have followed approximately similar procedures for most drill programs since 2015. The preparation and assay procedures are adequate for the type of deposit and follow industry standard practices.

Sample security procedures met industry standards at the time the samples were collected. Current core and chip sample storage procedures and storage areas are consistent with industry standards.

25.4	Data Verification

Site visits were completed. The QPs individually reviewed the information in their areas of expertise, and concluded that the information supported Mineral Resource estimation, and could be used in mine planning and in the preliminary economic analysis that supports the PEA.

25.5	Metallurgical Testwork

Metallurgical testing was performed at the ALS Metallurgy laboratory in Perth, Western Australia, Australia under the supervision of Fortuna, and Mintrex/MIQM. The testwork program(s) expanded upon earlier work to include additional comminution, cyanidation, rheology and recovery testing on samples from the seven deposits, Area A, Area D, Karakara Western Splay and Kassassoko, Southern Arc and Moungoundi, weighted in accordance with the anticipated portion of mill feed each deposit contributes over the LOM. A testwork program was also conducted to further investigate the effect of oxygen injection on leaching.

The testwork showed that leaching is substantially complete within 24 hours and that there is no apparent preg-robbing of dissolved gold from solution. Testing has shown that over 90% of the material fed to the plant is non-refractory. Area D fresh material, which comprises 9% of total mineralized material feed to the plant, has a slightly lower process recovery (averaging 85%). Bulk Mineralogical Analysis (BMA) testwork indicated that gold in this Area D fresh material is ultra-fine and locked within albite and sulfides.

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The material tested across all deposits exhibited limited grind sensitivity with an optimal grind size of 106 µbeing confirmed for all extraction testwork. The results of that program were very encouraging, indicating free milling of the material with good leach kinetics and overall recoveries averaging 90%.

Comminution testwork including BWI, CWi, Ai, SMC, and UCS tests were conducted and confirmed the PEA findings of all previous testwork.

25.6	Mineral Resource Estimation

The 2025 Mineral Resource estimate used RC and DD drill hole sample information obtained by Boya since 2015. Mineralized domains identifying potentially economically extractable material were modeled for each vein and used to code drill hole intervals for geostatistical analysis, block modeling and grade interpolation by ordinary kriging or inverse distance weighting.

Mineral Resources are reported based on open pit mining within SMU block sizes based on estimated operational costs and mining equipment sizes using cut-off grades in the block model calculated based on projected long-term metal prices, metallurgical recoveries, and operational costs. Mineral Resources have been reported above a gold cut-off grade of 0.31 g/t for oxide material and a variable gold cut-off grade ranging 0.35 to 0.42 g/t depending on the deposit.

Mineral Resources are categorized as Indicated or Inferred. The criteria used for classification includes the number of samples, spatial distribution, distance to block centroid, KE and ZZ.

Mr. Chapman is of the opinion that the Mineral Resources have been estimated using standard industry practices.

Furthermore, it is the opinion of Mr. Chapman that by the application of projected long-term gold prices, the average metallurgical recovery, as well as constraining the Mineral Resources to those SMU blocks inside an ultimate pit shell that accounts for projected operating costs, mining dilution and operational dilution, the Mineral Resources have ‘reasonable prospects for eventual economic extraction’.

25.7	Mine Plan

The Diamba Sud Project is planned as the simultaneous development of multiple deposits, including Area A, Area D, Karakara, Western Splay, Kassassoko, Moungoundi, and Southern Arc, with no more than three pits mined at any one time. The production strategy targets an initial throughput of 2.5 Mtpa during the first three years, supported by the high oxide content at Area D, before transitioning to a sustained rate of 2.0 Mtpa from year four onwards as the feed becomes predominantly fresh material. The PEA contemplates a total mine life of 8.1 years. The pit optimization shells used for the mining inventory were generated in Deswik software using a gold price of US$2,300 per ounce and a revenue factor of 1.0. Optimization parameters incorporated are government royalties, refining, mining costs, processing costs, and G&A costs to ensure realistic pit designs and economic assumptions.

Mining activities at Diamba Sud will use conventional open-pit mining methods. Drill and blasting are planned for oxide and fresh mineralized material, followed by conventional truck and shovel operations within the pits for the movement of mineralized material and waste.

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Three 200 t class excavators, complimented with one 120 t class and one 80 t class excavators in the latter stages of the LOM when smaller pits Kassassoko, Western Splay and Moungoundi are being mined, with an estimated total material productive capacity of approximately 20.0 Mtpa, will have sufficient capacity to allow for maintenance, transport between the pits, and make-up capacity to account for low productivity periods such as high rainfall events. A fleet of up to twenty Caterpillar 777 trucks (payload of 90 t) will be used in conjunction with several smaller articulated trucks (payload of 45 t) for the latter stages of the satellite pits to truck and haul all mineralized and waste material. Fortuna will engage a mining contractor for operations. A common pool of equipment will be used and scheduled across all active pits so that movement between the pits is minimized.

25.8	Recovery

The Diamba Sud process plant design is based on a metallurgical flowsheet envisioned for the production of gold doré at optimum recovery while minimizing initial capital expenditure and operating costs. The flowsheet comprises a conventional crushing, milling, gravity recovery, CIL, carbon elution and gold recovery circuit.

The process requirements are well understood.

25.9	Infrastructure

Mine and process infrastructure and supporting facilities are included in the general layout and will meet the needs of the mine plan and production rate envisaged in this Report:

•	The Diamba Sud Project is located in the Kédougou region at the southeast corner of Senegal approximately 665 km southeast of Dakar, the capital of Senegal.

•	The mine site area to be enclosed in the site perimeter fence will be 1,720 ha.

•	The construction of one TSF located in the north of the DS1 tenement, approximately 5 km north of the process plant is designed based on the 2024 plant treatment capacity of 2.5 Mtpa in the initial 3 years and 2.0 Mtpa on average for the remaining life of the mine.

•	Power demand on the operations is approximately an average of 10.0 MW provided from generators on site.

•	Water demand at the Diamba Sud Project is estimated at 66 L/s under average conditions. Approximately 80% of the water in the slurry deposited into the TSF can be recovered from the TSF and pumped back to the plant for reuse in the process. Additional make-up water for the plant will be sourced from open pit dewatering and Falémé River abstraction as required. The next phase of the project will investigate the option of a water harvesting dam in the Gamba Gamba creek to remove the requirement of water abstraction from the Falémé River.

25.10	Markets and Contracts

No market studies have been performed as a component of this PEA; however Fortuna has sold gold doré from West Africa since 2020 and is familiar with selling this product.

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There are no sales contracts on the Diamba Sud Project. Diamba Sud will produce gold doré, which is readily marketable on an ‘ex-works’ or delivered basis to several refineries in Europe and Africa. There are no indications of the presence of penalty elements that may impact on the price or render the product unsalable.

The QP has reviewed the information provided by Fortuna on metal price projections and exchange rate forecasts and notes that the information provided support the assumptions used in this Report and is consistent with the source documents, and that the information is consistent with what is publicly available within industry norms.

25.11	Environmental, Permitting and Social Considerations

The Diamba Sud Project is currently held under an exploration permit due to expire in June 2026. An exploitation permit application is expected to be submitted before the end of February 2026. The Terms of Reference, which are a prerequisite for submitting the ESIA, were accepted in May 2025, with the ESIA subsequently submitted October 6, 2025. With these milestones achieved, the project remains on track to secure the necessary approvals for exploitation in 2026, aligning with Fortuna’s anticipated construction decision.

With careful implementation of the environmental and social management measures such as the social and environment management and monitoring plan, the livelihood restoration program, and the biodiversity action plan, the Project is expected to be developed in a way which provides compliance to local regulation, alignment with international industry standards and a net socio-economic benefit to local communities and to Senegal without compromising the integrity of the broader environment. The ESIA that will be approved by the Government will define the final measures to be implemented to manage the risks associated with the Project.

25.12	Capital and Operating Costs

The capital required to develop Diamba Sud is estimated to be $283.2 million (including $4 million of capitalized closure costs put in escrow and $46.4 million contingency) with sustaining capital representing an additional $40 million directly related to mining operations, processing and infrastructure sustaining capital, and an additional $8 million of closure costs over the eight year mine life. The mining pre-production capital relates to mining activities prior to commissioning of the processing facility, where 90,000 t of potentially mineralized material and 2.3 Mt of waste are mined in order to establish a reasonable stockpile ahead of processing operations commencing. All contractor mobilization and setup costs are included in the pre-production capital allowance.

The processing plant capital relates to a facility with a nameplate throughput of 2.0 Mtpa, designed to accommodate up to 2.5 Mtpa during the initial high-oxide years. The capital cost estimate is based on an EPCM implementation approach. The capital cost for the processing plant considered in this study was based on actual pricing from reputable suppliers for major mechanical equipment. In addition, other equipment and materials pricing was based on the consultants’ databases from similar scale projects in the region and considered representative for Diamba Sud.

Operating costs, which include mining, processing and general and administrative costs, are estimated to be US$51.16/t milled or US$1,081 per payable ounce of gold sold over the eight-year operating plan in the PEA. AISC, which includes sustaining capital, reclamation, royalties, and refining costs, total US$1,238 per payable ounce of gold sold over the eight-year operating plan in the PEA.

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The mining operating costs were developed based on budgetary quotes from reputable mining contractors, all with experience in West Africa, including current operating experience in Senegal, and based on the PEA mine plan for the Diamba Sud project. The study assumes the mining activities to be executed with a mining contractor at Diamba Sud. The processing operating costs were developed from testwork, first principles and MACA Interquip Mintrex’s database according to typical industry standards applicable to gold processing plants in West Africa. General and administration costs were factored from historical operating cost data from the development and operation of Fortuna’s previously owned Yaramoko Gold Mine in Burkina Faso, Fortuna’s currently owned Séguéla Mine in Côte d’Ivoire, as well as quoted services in Senegal. Operating costs were estimated with an accuracy range of ±25–30%, and were current at Q3, 2025.

The capital and operating costs estimated for the Diamba Sud Project are reasonable, and are based on industry-standard practices.

25.13	Economic Analysis

The Diamba Sud Project has been evaluated on a discounted cash flow (“DCF”) basis. The results of the analysis show the project to be economically very robust. The pre-tax net present value with a 5% discount rate (NPV5%) is $772 million and with an IRR of 86% using a base gold price of $2,750/oz. The economic analysis assumes that Fortuna will provide all development funding via inter-company and shareholder loans to the mine operating entity, which will be repaid with interest from future gold sales.

Post-tax Project NPV5% is $563 million, with an IRR of 72% and a payback period of less than one year at a gold price of $2,750/oz. Payback period is defined as the time after process plant start-up that is required to recover the initial expenditures incurred developing the Diamba Sud Project.

25.14	Risks and Opportunities

A number of opportunities and risks were identified by the QPs during the evaluation of the Diamba Sud Project.

Opportunities include:

•	Ongoing work aimed at optimizing the process flowsheet to enhance recoveries and operating efficiencies.

•	Significant exploration upside following the initial resource estimates at Moungoundi and Southern Arc.

•	Untested prospective targets across the broader Diamba Sud tenement package.

•	Ongoing geological interpretation and modelling to improve understanding of the Diamba Sud deposits and to identify additional drill targets.

•	Evaluation of a hybrid solar power system that could reduce operating costs and lower the project’s environmental footprint.

•	Ongoing optimization of mine design and scheduling to potentially enhance operational efficiency.

•	Opportunities to further reduce capital and operating costs through detailed engineering and optimization studies.

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•	Opportunity to enhance the socio-economic impacts of the Project by developing partnerships with local institutions, such as for local employment, and by further optimizing the design of the Project to reduce the impacts on the environment, such as greenhouse gas (GHG) emissions and footprint on critical habitats.

Risks include:

•	Local Content Compliance: The evolving implementation of Senegal’s local content regulations may affect contracting and recruitment. Mitigation includes regular engagement with authorities, maintaining strong relationships with relevant government parties, dedicated local content specialists, and early alignment of procurement and staffing strategies to ensure compliance.

•	Material Cost Increases and Inflation: Global inflation and supply chain pressures could impact capital and operating costs. Mitigation includes proactive cost tracking, early contractor engagement, and appropriate contingencies within cost estimates. Advancing detailed mining studies and investment decision timeline is also expected to help limit exposure to inflationary pressures.

•	Long Lead Times for Critical Equipment: Extended procurement and delivery times for key mechanical and power generation equipment pose schedule risks. Mitigation measures include early identification, prioritization, and ordering of long-lead items during future more detailed studies.

•	Taxes and Royalties: Certain taxes and royalties included in the economic analysis have been based upon the provisions included in the Mining Convention between Boya and the State of Senegal dated April 8, 2015, and the Mining Code of 2003. It should be noted, however, that the State retains the sovereign prerogative to review or revisit certain fiscal terms during the exploitation permit approval process, and as such, the current framework may be subject to amendment.

•	Interest of the State: The State of Senegal is entitled to a 10% free-carried interest in Boya upon the granting of the exploitation permit, with the right for the State to acquire an additional contributory interest of up to 25%. There can be no assurance that the State will not increase its interest above 10%. The economic analysis in this Report is presented on a 100% project basis.

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26	Recommendations

26.1	Overview

The following recommendations outline the key activities required to advance the Diamba Sud Project from the PEA to a more advanced study level. The focus is on resource expansion and infill, technical de-risking, design optimization, and confirmation of environmental, permitting, and social frameworks. The next phase of work is broken into activities relating to exploration, growth and infill, and those optimizing and advancing technical studies to support project development. All recommended programs are independent and may be executed concurrently unless otherwise stated.

26.2	Exploration

An exploration and infill drilling program is recommended to expand the existing deposits that have not been fully defined and potentially support upgrading of Inferred Mineral Resources to Indicated Mineral Resources.

Key priorities for the exploration program include:

•	Ongoing step-out and expansion drilling at the Southern Arc and Moungoundi deposits.

•	Continued infill drilling at the Moungoundi, Southern Arc, Area A, Area D and Karakara deposits to potentially support upgrades in Mineral Resource classification and improve geological confidence.

•	Continuing regional auger, geochemical, and geophysical surveys across the Diamba Sud permit to generate new drill targets.

•	Detailed structural mapping and surface sampling of untested high-priority targets to refine the geological model and guide future drill programs.

The budget to execute the exploration and infill program is estimated at approximately US$10.1 million based on current contracted drill rates and in-country expenses. The program for 2026 will include, but not be limited to:

•	11,300 m of infill and resource extension drilling (RC and core) across the Project area, guided by the next iteration of Mineral Resource estimation and provision for advancing emerging prospects.

•	24,000 m of target generation RC and core drilling at Southern Arc, Gamba Gamba Moungoundi North, and other emerging targets generated from 2025 auger and geophysical campaigns, as well as deep stratigraphic diamond core drilling to validate certain geological concepts and to examine likely geological targets for future underground mining potential.

26.3	Geotechnical

Recommendations to improve geotechnical data confidence and support pit design optimization for the Western Splay, Kassassoko, Southern Arc, and Moungoundi pits as follows:

•	Undertake a dedicated geotechnical-specific drilling program, including the infill of selected resource drill holes, to obtain representative geotechnical data across key deposit areas.

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•	Conduct geotechnical logging at the drill rig to minimize mechanical breakage and preserve core integrity during handling and transport.

•	Collect geotechnical samples for laboratory testing (direct shear on natural joints, unconfined compressive strength, tensile compressive strength, Brazilian, and undrained triaxial tests) to characterize joint and intact rock strengths, as well as saprolite behavior.

•	Perform point load index testing in fresh zones to improve understanding of variability in rock strength.

•	Install piezometers or standpipes to monitor and quantify hydrogeological conditions within pit walls and surrounding areas.

•	Integrate ATV and optical televiewer (OTV) surveys into the geotechnical program to enhance structural characterization and refine the geotechnical model.

An allocation of approximately US$500,000 has been made for the geotechnical investigation program, comprising both technical studies and physical drilling activities.

Technical studies and analysis are budgeted at approximately US$250,000, covering project supervision and reporting, televiewing, laboratory rock strength testing, and interpretation of results.

Physical drilling is budgeted at approximately US$200,00, consisting of 11 geotechnical drill holes totaling approximately 1,250 m, at an estimated all-in cost of US$160/m.

These programs are designed to improve pit design confidence and ensure adequate data coverage across newly-defined Mineral Resource areas. The combined dataset will provide critical input for refining slope design parameters, improving overall pit stability assessments, and reducing geotechnical risk for any future open-pit development.

26.4	Water Management

A minimum catchment yield of 13% is required in the area upstream of the proposed water harvest dam between the months of June and October to eliminate the need for abstraction from the Falémé River to a water storage dam. Ongoing monitoring of flow in the Gamba Gamba Creek (Karakaka watercourse) should continue to further refine the yield of the catchment upstream of the proposed water harvest dam and confirm its suitability as a sustainable raw water source for the project.

Additional drilling, pump testing, and technical assessments are required for the pits Western Splay, Kassassoko, Southern Arc, and Moungoundi pits to confirm the availability of supplementary site water supplies and to support accurate estimation of pit dewatering requirements.

An allocation of approximately US$270,000 has been made for technical work and analysis, excluding additional funds allocated for the physical drilling of hydrogeological holes associated with these studies.

These activities will refine the understanding of groundwater conditions, improve pit dewatering designs, and ensure the adequacy and sustainability of a long-term process water supply.

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26.5	Metallurgical

Additional metallurgical testwork is recommended for the Southern Arc and Moungoundi deposits under process design conditions to confirm metallurgical recoveries in line with the plant’s design criteria. An allocation of approximately US$270,000 has been made for additional metallurgical testwork, reporting, and analysis.

26.6	Environmental and Social

It is recommended to use the next study stage to optimize the Project by reducing its environmental footprint and potential impacts while enhancing opportunities for local communities where possible. In parallel, it is also recommended to explore renewable energy options, such as solar hybrid power solutions, to improve project sustainability and reduce long-term operating costs. This work is expected to be completed using in-house resources and part of normal operating costs for Fortuna’s West Africa regional office.

26.7	Engineering Studies

In addition to addressing these key gaps, it is further recommended that the following studies be completed to optimize and advance the project:

•	Mining Study Preparation and Integration. An allowance of approximately US$700,000 has been included for engineering, trade-off studies, discipline inputs, and integration of all technical workstreams to support estimation of Mineral Reserves. This scope will also consolidate the outcomes of ongoing technical and optimization studies.

•	Integration of Solar PV and Renewable Power Options. This work is estimated at approximately US$150,000 and will be integrated into the mining studies to evaluate hybrid HFO–solar configurations aimed at reducing operating costs and enhancing overall project sustainability.

•	Mining Cost Optimization Study. This is budgeted at approximately US$240,000, and covers updated pit optimizations, mine design revisions, detailed mine planning and scheduling, Mineral Reserve estimation, and supporting mining studies.

•	Local Content and Procurement Studies. Completion of these studies is estimated at approximately US$100,000. These studies will ensure full compliance with Senegal’s evolving local content framework and identify in-country participation opportunities across construction and operations.

•	Tailings and Water Storage Optimization Review. This is estimated at approximately US$150,000. The work will confirm capacity, sequencing, and design integration with early works and mine layouts, and ensure alignment between storage infrastructure, water balance, and process plant requirements.

•	Operational Readiness and Implementation Planning. Estimated at approximately US$70,000, this study will define resource requirements, schedules, and execution strategies.

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27	References

Allibone, A., Lawrence, D., Scott, J., Fanning, M., Lambert-Smith, J., Stenhouse, P., Harbidge, R., Vargas, C., Turnbull, R., & Holliday, J. (2020). Chapter 7: Paleoproterozoic Gold Deposits of the Loulo District, Western Mali. In R. H. Sillitoe, R. J. Goldfarb, F. Robert, and S. F. Simmons (Eds.), Geology of the World's Major Gold Deposits and Provinces (pp. 141–162). Society of Economic Geologists.

CIM 2019. CIM Estimation of Mineral Resources and Mineral Reserves – Best Practice Guidelines. Prepared by the CIM Mineral Resource and Mineral Reserve Committee. Adopted by the CIM Council, November 29, 2019.

CIM, 2014. CIM Definition Standards on Mineral Resources and Mineral Reserves. Prepared by the CIM Standing Committee on Reserve Definitions. Adopted by the CIM Council, May 10, 2014.

Diallo, M., Baratoux, L., Dufréchou, G., Jessell, M. W., Vanderhaeghe, O., Ly, S., & Baratoux, D. (2020). Structure of the Paleoproterozoic Kédougou-Kéniéba Inlier (Senegal-Mali) deduced from gravity and aeromagnetic data. Journal of African Earth Sciences, 162, Article 103732.

Dioh, E., Debat, P., Diallo, M., Bossière, G., Ba, D., Diop, H., & Dia, A. (2006). Diversity of the Palaeoproterozoic granitoids of the Kédougou inlier (eastern Senegal): Petrographical and geochemical constraints. Journal of African Earth Sciences, 44(3), 351–371.

Earth Systems, 2025. Diamba Sud Gold Project Environmental, Social Impact Assessment Study - Preliminary Version (Main Report, Hazard Study, Key Management Plans, and Technical Annexes). Oct 6, 2025.

Knight Piesold Consulting, 2025a. Diamba Sud Gold Project – Feasibility Study Hydrogeological Assessment – Rev B. July 25, 2025.

Knight Piesold Consulting, 2025b. Diamba Sud Gold Project – Prefeasibility Study Water Balance Modelling Summary – rev 1. July 17, 2025

Knight Piesold Consulting, 2025c. Diamba Sud Gold Project – Prefeasibility TSF Design Study Summary – Rev 4. Oct 9, 2025.

Lambert-Smith, J.S., Lawrence, D.M., Vargas, C.A., Boyce, A.J., Treloar, P.J. & Herbert, S. (2016). The Gounkoto Au deposit, West Africa: Constraints on ore genesis and volatile sources from petrological, fluid inclusion and stable isotope data. Ore Geology Reviews, 78, 606–622.

Lambert-Smith, J. S., Allibone, A., Treloar, P. J., Lawrence, D. M., Boyce, A. J. and Fanning, M. (2020) Stable C, O, and S isotope record of magmatic-hydrothermal interactions between the Falémé Fe Skarn and the Loulo Au systems in Western Mali. Economic Geology, 115(7), pp. 1537-1558.

Lawrence, D. M., Treloar, P. J., Rankin, A. H., Harbidge, P., & Holliday, J. (2013). The Geology and Mineralogy of the Loulo Mining District, Mali, West Africa: Evidence for Two Distinct Styles of Orogenic Gold Mineralization. Economic Geology, 108(2), 199-227.

Masurel, Q., Eglinger, A., Thébaud, N. et al. Paleoproterozoic gold events in the southern West African Craton: review and synopsis. Miner Deposita 57, 513–537 (2022).

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Piteau Associates, 2025. Diamba Sud Project – Geotechnical Pit Slope Design Update. July 7, 2025.

Pons, J., Oudin, C., & Valéro, J. (1992). Kinematics of Large Syn-Orogenic Intrusions: Example of the Lower Proterozoic Saraya Batholith (Eastern Senegal). Geologische Rundschau, 82(3), 473–486.

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Certificates

CERTIFICATE of QUALIFIED PERSON

I, Eric Chapman, Senior Vice President of Technical Services for Fortuna Mining Corp.(“Fortuna”), 820-1111 Melville St, Vancouver, BC V6E 3V6 Canada; do hereby certify that:

1. I am the co-author of the technical report prepared for Fortuna titled “Diamba Sud Gold Project, Kédougou Region, Senegal” that has an effective date of October 15, 2025 (the “Technical Report”).

2. I graduated with a Bachelor of Science (Honors) Degree in Geology from the University of Southampton (UK) in 1996 and a Master of Science (Distinction) Degree in Mining Geology from the Camborne School of Mines (UK) in 2003. I am a Professional Geologist of the Engineers and Geoscientists of the Province of British Columbia (Registration No. 36328) and a Chartered Geologist of the Geological Society of London (Membership No. 1007330). I have been practicing as a geoscientist and preparing resource estimates for approximately twenty years and have completed more than thirty resource estimates for a variety of deposit types such as epithermal gold/silver veins, porphyry and orogenic gold deposits, and volcanogenic massive sulfide deposits. I have completed at least fifteen Mineral Resource estimates for precious metal projects over the past five years.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

3. I last visited the Diamba Sud Project on October 19 to 22, 2023, a duration of four days.

4.) I am responsible for the preparation of Sections 1.1 to 1.4, 1.7, 1.9, 1.19 and the introduction to Section 1.20; Sections 2.1, 2.2, 2.3.1, and 2.4 to 2.7; Sections 3 to 6; Section 10 (except for Section 10.6.3); Section 11; Sections 12.1 to 12.3, 12.5, 12.6, 12.7.1 and 12.8; Section 14; Sections 25.1, 25.3, 25.4, 25.6 and 25.14; Section 26.1 and Section 27 of the Technical Report.

5. I am not independent of Fortuna as independence is described by Section 1.5 of NI 43–101, as I am a Fortuna employee.

6. I have been involved with the Diamba Sud Gold Project which is the subject of the Technical Report since September 2023.

7. I have read NI 43–101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument and Form.

8. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Vancouver, BC, November 26, 2025.

[signed]

Eric Chapman, P. Geo.

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CERTIFICATE of QUALIFIED PERSON

I, Paul Weedon, Senior Vice President, Exploration of Fortuna Mining Corp. (“Fortuna”), 820-1111 Melville St, Vancouver, BC V6E 3V6 Canada, do hereby certify that:

1.) I am the co-author of the technical report prepared for Fortuna titled “Diamba Sud Gold Project, Kédougou Region, Senegal” that has an effective date of October 15, 2025 (the “Technical Report”).

2. I graduated from Curtin University, Western Australia in December 1991 with a Bachelor of Science (Geology), and a Post Graduate Diploma of Economic Geology (Distinction) and have practiced my profession continuously since 1991.      I am a professional Geologist and a Member of the Australian Institute of Geoscientists (MAIG #6001). I have worked across all roles of exploration and mining geology, covering open-pit and underground gold mining in production roles up to Technical Services Manager for large scale complex operations. My exploration experience extends from project generation through to project development and corporate roles. These roles have been conducted across Australasia, Africa and Latin America. I have held my current position of Senior Vice President – Exploration for Fortuna Mining Corp. since October 2021.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

3. I last visited the Diamba Sud Project on April 11 to 15, 2025, a duration of five days.

4. I am responsible for the preparation of Sections 1.5, 1.6, 1.19 and 1.20.1; Section 2.3.2; Sections 7 to 9; Sections 12.4, 12.7.2 and 12.8; Sections 25.2 and 25.14; Section 26.2 and Section 27 of the Technical Report.

5. I am not independent of Fortuna as independence is described by Section 1.5 of NI 43–101, as I am a Fortuna employee.

6. I have been involved with the Diamba Sud Project which is the subject of the Technical Report since September 2023.

7. I have read NI 43–101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument and Form.

8. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Perth, Australia, November 26, 2025.

[signed]

Paul Weedon, MAIG.

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CERTIFICATE of QUALIFIED PERSON

I, Raul Espinoza, Technical Services Director for Fortuna Mining Corp. (“Fortuna”), 820-1111 Melville St, Vancouver, BC V6E 3V6 Canada; do hereby certify that:

1. I am the co-author of the technical report prepared for Fortuna titled “Diamba Sud Gold Project, Kédougou Region, Senegal” that has an effective date of October 15, 2025 (the “Technical Report”).

2. I graduated with a Bachelor of Science Degree in Mining Engineering from Pontificia Universidad Catolica del Peru in 2001 and a Master of Engineering Science in Mining from Curtin University, Australia, in 2015. I am a Fellow of the Australasian Institute of Mining and Metallurgy and registered as a Chartered Professional in Mining - FAusIMM (CP) with Membership No. 309581. I have practiced my profession for 24 years and have been preparing reserve estimates for approximately 12 years. My experience has covered operational, technical, managerial and consultancy functions for open pit and underground mines from early-stage projects through to producing mines in Peru, Australia, Canada and Mexico.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

3. I have not visited the Diamba Sud Project.

4. I am responsible for the preparation of Sections 1.10, 1.11, 1.13 to 1.19, 1.20.5 and 1.20.6; Sections 12.7.3 and 12.8; Section 15; Sections 16.1, 16.4, the introduction to Section 16.5, 16.5.1, 16.5.2, and 16.6 to 16.8; Sections 18.1, 18.2, 18.6 to 18.9, 18.11 to 18.15 and 18.17; Sections 19 to 24; Sections 25.7 and 25.9 to 25.14; Sections 26.6 and 26.7; and Section 27 of the Technical Report.

5. I am not independent of Fortuna as independence is described by Section 1.5 of NI 43–101, as I am a Fortuna employee.

6. I have been involved with the Diamba Sud Project, which is the subject of the Technical Report since September 2023.

7. I have read NI 43–101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument and Form.

8. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Vancouver, Canada, November 26, 2025.

[signed]

Raul Espinoza, FAusIMM (CP)

October 15, 2025	Page 260 of 262

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CERTIFICATE of QUALIFIED PERSON

I, Mathieu F. Veillette, Director, Geotechnical, Tailings and Water for Fortuna Mining Corp. (“Fortuna”), 820-1111 Melville St, Vancouver, BC V6E 3V6 Canada; do hereby certify that:

1. I am the co-author of the technical report prepared for Fortuna titled “Diamba Sud Gold Project, Kédougou Region, Senegal” that has an effective date of October 15, 2025 (the “Technical Report”).

2. I graduated with a Bachelor of Science Degree in Civil Engineering in 1997 from Queen’s University and a Graduate Diploma Business Administration from Simon Fraser University in 2018. I am a Professional Engineer of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration No. 28397), also a Professional Engineer from Colorado (Registration No. 36639) and Alaska (Registration No. 10914). I have practiced my profession continuously for 28 years in geotechnical and water management related fields. The majority of my experience has been in the mining industry including international projects on all stages of the mining process from advanced exploration through decommissioning and reclamation. My relevant work experience includes analysis, site investigations, design, construction, dewatering and operation of open pits, waste dumps, heap leach pads, tailings storage facilities, process ponds, water dams, diversion structures and other mining facilities in Canada (BC, QC), USA (CO, UT, NM, AZ, MT, AK, SC), México, Panamá, Venezuela, Guyana, Peru, Chile, Argentina, Bolivia, Cote d’Ivoire, Burkina Faso, Senegal, Australia, New Zealand and New Caledonia.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

3. I last visited the Diamba Sud Project from October 19 to 22, 2023, a duration of four days.

4. I am responsible for the preparation of Sections 1.19, 1.20.2 and 1.20.3; Section 2.3.3; Section 10.6.3; Sections 12.7.4 and 12.8; Sections 16.2, 16.3, and 16.5.3; Section 17.9; Sections 18.3 to 18.5, 18.10 and 18.16; Section 25.14; Sections 26.3 and 26.4; and Section 27 of the Technical Report.

5. I am not independent of Fortuna as independence is described by Section 1.5 of NI 43–101, as I am a Fortuna employee.

6. I have been involved with the Diamba Sud Project which is the subject of the Technical Report since September 2023.

7. I have read NI 43–101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument and Form.

8. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Vancouver, Canada, November 26, 2025.

[signed]

Mathieu F. Veillette, P.Eng.

October 15, 2025	Page 261 of 262

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CERTIFICATE of QUALIFIED PERSON

I, Leendert (Leon) Lorenzen, Senior Principal Consultant (Process) of Lorenzen Consultants Pty Ltd, 3 Deanery Mews, Churchlands, WA 6018, Australia, do hereby certify that:

1. I am the co-author of the technical report prepared for Fortuna titled “Diamba Sud Gold Project, Kédougou Region, Senegal” that has an effective date of October 15, 2025 (the “Technical Report”).

2. I am a graduate of the University of Stellenbosch, Stellenbosch, South Africa and hold a Bachelor of Engineering (Chemical), Master of Science in Engineering (Metallurgy), cum laude and Doctor of Philosophy (Metallurgical Engineering) from Stellenbosch University, Stellenbosch, South Africa (1993).

I am a Fellow of the Australasian Institute of Mining and Metallurgy (FAusIMM #304479), Fellow of the Southern African Institute of Mining and Metallurgy (FSAIMM #20258), Fellow of the Institute for Chemical Engineers (FIChemE #20029470), Fellow of the Institute of Engineers Australia (FIEAust #3671379) as well as a Chartered Professional Engineer (Australia), Chartered Engineer (UK) and Professional Engineer (South Africa). I have practiced my profession continuously for 43 years with extensive management and working experience in metallurgical testing and mineral processing in the mining industry.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

3. I have not visited the Diamba Sud Project.

4. I am responsible for the preparation of Sections 1.8, 1.12 and 1.19; Section 1.20.4; Sections 12.7.5 and 12.8; Section 13; Sections 17.1 to 17.8, and 17.10; Sections 25.5, 25.8 and 25.14; Section 26.5 and Section 27 of the Technical Report.

5. I am independent of Fortuna as independence is described by Section 1.5 of NI 43–101.

6. I have been involved with the Diamba Sud Project which is the subject of the Technical Report since April 2022.

7. I have read NI 43–101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument and Form.

8. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Perth, Australia, November 26, 2025.

[signed]

Dr Leendert (Leon) Lorenzen, CEng, CPEng, PrEng, FAusIMM (CP)

October 15, 2025	Page 262 of 262